August 8, 2013	Yana Guss T +1 617 951 7109 F +1 617 235 7317 yana.guss@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A for Babson Capital Funds Trust (the “Registrant”), on behalf of Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund File Nos.: 333-188840, 811-22845

Dear Ms. Browning:

This letter provides the Registrant’s response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Pre-Effective Amendment to the Registration Statement (“PEA”), filed with the Commission on July 9, 2013. The Staff’s comments were provided to Yana Guss of Ropes & Gray LLP, counsel to the Registrant, telephonically on July 24, 2013 and on July 31, 2013. The Staff’s comments are summarized below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment. Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response. As requested, in connection with the filings of the above-referenced PEA, we acknowledge the following:

(i) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii) the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Registrant may not assert the comment process with the SEC or its staff in connection with the preliminary filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment. In certain instances, the Prospectus and Statement of Additional Information (“SAI”) reference legal authority to explain the Funds’ activities without explaining those references. Please revise this disclosure to clarify all legal authority references and explain how the Funds seek to achieve their investment objectives in plain English under Rule 421 of the Securities Act.

Response. The Registrant has clarified references to legal authority. The Registrant notes that although fundamental investment restrictions (4) and (5) retain the phrase “except to the extent permitted under the 1940 Act,” the Registrant has included the following explanatory disclosure immediately following the list of the fundamental restrictions and non-fundamental restrictions of the Funds:

“Notes to Fundamental and Non-Fundamental Investment Restrictions

The following commentary is intended to help investors better understand the meaning of each Fund’s fundamental and non-fundamental policies by briefly describing limitations, if any, imposed by the 1940 Act. References to the 1940 Act below encompass rules, regulations and orders issued by the SEC and, to the extent deemed appropriate by a Fund, interpretations and guidance provided by the SEC staff. These descriptions are intended as brief summaries of such limitations as of the date of this SAI; they are not comprehensive and they are qualified in all cases by reference to the 1940 Act (including any rules, regulations or orders issued by the SEC and any relevant interpretations and guidance provided by the SEC staff). These descriptions are subject to change based on evolving guidance by the appropriate regulatory authority and are not part of a Fund’s fundamental and non-fundamental policies.

For purposes of fundamental investment restriction (1), Babson Capital Management determines industry categories and assigns issuers to them based on a variety of considerations, including relevant third-party categorization systems. Industry categories and issuer assignments may change over time as industry sectors and issuers evolve. Portfolio allocations shown in shareholder reports and other communications may use broader investment sectors or narrower sub-industry categories.

For purposes of fundamental investment restriction (4) and non-fundamental investment restriction (2), the 1940 Act currently permits an open-end investment company to borrow money from a bank so long as immediately after any such borrowing the ratio that the value of the total assets of the investment company (including the amount of such borrowing), less the amount of all liabilities and indebtedness (other than any borrowings) of the investment company, bears to the amount of all borrowings is at least 300%.

Under the 1940 Act, a Fund may not issue senior securities or borrow in excess of 33 1/3% of the Fund’s total assets (including the proceeds of any such borrowing). Under the 1940 Act, a “senior security” does not include any loan made for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

To the extent a Fund segregates against its commitment under a reverse repurchase agreement or derivative instrument liquid assets equal in value to the amount of the Fund’s commitment, such instrument will not be considered a “senior security” for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund.

For purposes of fundamental investment restriction (5), the 1940 Act currently prohibits a Fund from lending money or property to any person, directly or indirectly, if such person controls or is under common control with the Fund, except for a loan from the Fund to a company that owns all of the outstanding securities of the Fund, except directors’ qualifying shares.

3.	Comment. The Prospectus and SAI use open-ended phrases when describing certain types of securities in which the Funds invest or will invest principally. For example, the “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus indicates that “[u]nder normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt instruments, including floating rate loans, issued primarily by North American and Western European countries.” (Emphasis added). The use of phrases such as “including” implies that the list of securities that follows is incomplete. Pursuant to Item 4 of Form N-1A, please revise the disclosure in Item 4 and Item 9 to describe all of the Funds’ principal investments and all attendant risks by using comprehensive or exhaustive terms. In this regard, we would not object to changing the term “including” to the phrase “consisting of.”

Response. The Registrant confirms that the “Principal Investment Strategies” and “Principal Risks” disclosure for Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund (each a “Fund” and together, the “Funds”) identifies all of each Fund’s principal investment strategies and summarizes all of each Fund’s principal risks. In response to your comment, the Registrant has, wherever possible, provided additional information regarding the types of investments in which the Funds will invest principally. The use of phrases such as “including” in describing the types of investments made by the Funds was intended to make it clear to investors that the Funds may invest in other types of securities as part of the Funds’ principal investment strategies, even though such securities are not individually securities in which the Fund will invest principally. However, in response to your comment, the Registrant has revised each Fund’s disclosure where such phrasing was used. Please see below two examples of such revisions:

“Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, ~~including~~ consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies.”

“The Fund expects to invest primarily in high yield debt instruments (~~including~~ consisting of bonds, loans and notes ~~other income producing securities~~)…”

Prospectus

Fees and Expenses

Shareholder Fees — (All Share Classes)

4.	Comment. Please confirm whether the Funds will engage in leverage, including in a de minimis amount. If the Funds will engage in leverage, please confirm that these expenses are reflected in fee table or revise the disclosure to state that the Fund will not leverage during the next 12 months.

Response. The Registrant confirms that neither Fund expects to use leverage as a principal investment strategy, and that neither Fund’s use of leverage is expected to result in material expenses to the Funds during their first fiscal year. Although the expenses associated with the Funds’ use of leverage are expected to be de minimis, the “Other Expenses” shown in each Fund’s fee table include such expenses. Should a Fund, as a result of changes in market conditions, anticipate that its use of leverage would become a principal investment strategy, or that expenses from its use of leverage would cause its expense ratio to materially exceed that shown in its fee table, the Fund will file a supplement to the Prospectus.

5.	Comment. Please confirm that the expenses associated with expected short sales are reflected in the fee table to the extent the Funds engage in short sales, even if the amount of investment is expected to be de minimis.

Response. The Registrant confirms that neither Fund expects to use short sales as a principal investment strategy, and that neither Fund’s use of short sales is expected to result in material expenses to the Funds during their first fiscal year. Although the expenses associated with the Funds’ use of short sales are expected to be de minimis, the “Other Expenses” shown in each Fund’s fee table include such expenses. Should a Fund, as a result of changes in market conditions, anticipate that its use of short sales would become a principal investment strategy, or that expenses from its use of short sales would cause its expense ratio to materially exceed that shown in its fee table, the Fund will file a supplement to the Prospectus.

Annual Fund Operating Expenses — (All Share Classes)

6.	Comment. The fourth footnote to the fee table indicates that the Manager has contractually agreed to waive and/or reimburse fees and/or expenses, excluding, in part, “such other expenses…the Fund’s Board of Trustees may specifically approve…” Please revise the disclosure to identify all expenses that are included in the waiver.

Response. The requested change has been made. The Registrant has added the following underlined text to the existing disclosure in Footnote 4 to the fee table in the Class A and C Prospectus as follows:

“The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses ~~and such other expenses incurred in connection with the Fund’s investment activity as the Fund’s Board of Trustees may specifically approve~~) so that, on an annualized basis, such expenses incurred by each class of shares of the Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement that are not reflected in the preceding table, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement). This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Fund’s Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.”

The Registrant has made corresponding revisions to Footnote 3 of the fees and expenses table of the Class Y and I Prospectus.

Principal Investment Strategies — Babson Global Floating Rate Fund

7.	Comment. The first paragraph of the “Principal Investment Strategies” section of the Prospectus indicates that “[t]he Fund’s investments may include investments in the lowest rating category of the applicable rating agency.” Please explain in plain English what is meant by “the lowest rating category of the applicable rating agency.” In this regard, please disclose whether the Funds will invest in bonds that are in default at the time of purchase, and, if so, how investing in defaulted securities would comport with the Funds’ investment objectives.

Response. The requested change has been made. The Global Floating Rate Fund’s investments in defaulted securities will be intended to further its secondary goal of preservation of capital because the Fund will invest in defaulted securities only when the

Fund believes such investment may protect its existing investment in securities of the same issuers. Accordingly, the Registrant has revised the disclosure in the fourth paragraph of the “Principal Investment Strategies” section as follows:

“The instruments in which the Fund will invest will primarily be of below investment grade quality, and may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed loans and bonds that are in default at the time of purchase in an effort to protect the Fund’s existing investment in securities of the same issuers.”

8.	Comment. Please clarify whether the securities discussed in the second paragraph beginning “[t]he Fund may invest in a wide range of income-producing floating rate loans . . .” count towards the Fund’s compliance with its 80% test.

Response. In response to your comment, the Registrant has revised the first two paragraphs of the “Principal Investment Strategies” section as follows to clarify the application of the Fund’s 80% test:

“Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, ~~including~~ consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. (This policy is non-fundamental and may be changed by the Trustees upon at least 60 days’ prior written notice to shareholders.) The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub- Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality.

The Fund may invest in a wide range of income-producing floating rate loans, bonds and notes ~~and other floating rate debt securities~~ of issuers based in U.S. and non-U.S. markets, but expects to invest primarily in senior secured loans of North American and Western European corporate issuers that are of below investment grade quality. The Fund will allocate its assets among various regions and countries (but in no less than three different countries) and expects to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the “Benchmark”), represented by foreign companies, as determined by the provider of the Benchmark). A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the

Fund’s investments in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.”

9.	Comment. The “Principal Investment Strategies” section states that “[a] significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities.” Please revise the disclosure to indicate in plain English what is meant by “non-U.S. dollar denominated securities of developed and non-emerging market issuers.”

Response. The requested changed has been made. Please see the response to Comment 8 above.

10.	Comment. The “Principal Investment Strategies” section states that “[t]he Fund may also invest in equity securities (such as common stocks, warrants and rights)…” Please revise the disclosure to replace “such as” with a conclusive term, such as “consisting of.” In addition, please revise the final sentence of this section (“The Fund also may invest in equity securities (such as common stocks, warrants and rights) …“) in plain English to clarify how Global Floating Rate Fund’s investments in equities comport with its investment objectives of current income and, secondarily, capital preservation.

Response. The requested changes have been made. The Global Floating Rate Fund’s investments in equity securities would be intended to further its secondary goal of preservation of capital because the Fund will invest in equity securities only where the Fund believes such investment may protect its existing investment in debt securities. Accordingly, the Registrant has revised the disclosure for the “Principal Investment Strategies” of Global Floating Rate Fund as follows:

“The Fund also may invest in equity securities (~~including~~ consisting of common and preferred stocks, warrants and rights, and limited partnership interests), but will invest in such equity investments only to protect its existing investment in debt securities ~~when the Fund holds debt securities of the issuer of such equity securities or when the equity securities are received by the Fund in connection with a restructuring of the issuer~~.”

11.	Comment. The “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus states that the “Fund may also use over-the-counter and exchange-traded derivatives for hedging or investment purposes…” If the Funds will invest in derivatives for speculative purposes, please disclose these purposes in plain English. If not, please confirm in your response that the Fund does not intend to invest in derivatives for speculative purposes in the next 12 months.

Response. The Registrant has added the following underlined disclosure to the “Principal Investment Strategies” section:

“The Fund may also use over-the-counter and exchange-traded derivatives for hedging ~~or investment~~ purposes or speculative purposes—as substitutes for investments in securities in which the Fund can invest—provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction.”

12.	Comment. The disclosure in the “Principal Investment Strategies” section and “Additional Information Regarding Investment” sections indicates that the Funds will invest in over-the-counter derivatives. Please confirm that all attendant risks of investments in over-the-counter derivatives are summarized in the Prospectus.

Response. In response to your comment, the Registrant has revised the “Derivatives Risk” disclosure in the “Description of Principal Risks” section as follows:

“Global Floating Rate Fund may, and Global Credit Income Opportunities Fund may to a significant extent, use a variety of over-the-counter and exchange-traded derivative instruments for hedging or risk management purposes, or for speculative purposes—as substitutes for investments in securities in which a Fund can invest—as part of its investment strategies to increase the return of a Fund. Such derivatives may ~~such as~~ consist of options ~~contracts (including consisting of options~~ on futures contracts~~)~~, indexes or components of an index, interest rate or other futures contracts and swap agreements (~~including~~ consisting of total return swaps, credit default swaps, ~~and~~ index swaps or swaps on components of an index and foreign currency forward contracts and futures), as well as through investments in structured products or credit-linked notes ~~and other securities issued by special purpose or structured vehicles~~. Derivatives are subject to a number of risks described elsewhere in this Prospectus, such as liquidity risk, interest rate risk, credit risk, management risk, and volatility risk. Over-the-counter derivatives are highly susceptible to liquidity risk and counterparty risk. ~~They~~ Derivatives, in particular over-the-counter derivatives, also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that a Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

13.	Comment. The “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus states that “[a]lthough the Fund is not limited in the types of derivatives it can use, the Fund currently expects that its derivatives use will consist primarily of total return swaps, index and interest rate swaps, credit default swaps and foreign currency forward contracts and futures.” (Emphasis added). Please replace “currently expects” with “may” or “will.”

Response. The requested change has been made. The Registrant has revised the highlighted disclosure as follows:

“Although the Fund is not limited in the types of derivatives it can use, the Fund’s use of derivatives ~~currently expects that its derivatives use will~~ may consist primarily of total return swaps, options, index swaps or swaps on components of an index, ~~and~~ interest rate swaps, credit default swaps and foreign currency forward contracts and futures.”

14.	Comment. The Prospectus indicates that the Funds may invest in investments of any duration or maturity. Please confirm that the Prospectus provides an example of what is meant by “duration.”

Response. In response to your comment, the Registrant has added the following underlined disclosure to the “Duration Risk” paragraph of the “Description of Principal Risks” section as follows:

“The Fund may invest in investments of any duration or maturity. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). By way of example, a fund with a duration of 5 would be expected to experience a 5% decline in value if interest rates were to rise one percentage point. Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen the Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.”

15.	Comment. Please clarify the disclosure with respect to the Funds’ ability to borrow directly. If the Funds will not engage in direct leverage, please revise the disclosure to include a limitation on the Funds’ ability to borrow directly. In this regard, we would not object to disclosing a non-fundamental policy to limit direct borrowings as a percentage of total assets.

Response. The Registrant has, in response to your comment, clarified the existing disclosure in the “Description of Principal Investments” section of the Prospectus to clarify the limited purposes in which the Funds will use leverage. The Registrant has revised the disclosure as follows:

“Borrowing and Leverage

Each Fund may borrow up to one-third of its assets (including the amount borrowed) to fund redemptions, post collateral for hedges or to purchase assets prior to settlement of pending sale transactions. Any such borrowings, as well as transactions such as when-issued, delayed-delivery, forward commitment purchases and loans of portfolio securities, can result in leverage. The Funds’ investments in derivatives may also involve leverage. The use of leverage involves special risks, and makes the net asset value of the Funds and the yield to shareholders more volatile.”

16.	Comment. In the “Principal Investment Strategies” section, please briefly address how the Funds’ adviser decides which securities to sell.

Response. The requested change has been made. The Registrant has added disclosure to the “Principal Investment Strategies” section as follows:

“Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.”

17.	Comment. Please confirm that the Funds will not invest in cash and cash equivalents as a principal investment strategy. If such investments are a principal investment strategy for the Funds, please disclose this strategy in the “Principal Investment Strategies” section.

Response. The Registrant confirms that the Funds will not invest in cash and cash equivalents as a principal investment strategy.

Principal Risks

18.	Comment. Please confirm that the “Equities Securities Risk” described in the Prospectus identifies the risks of the specific equities in which the Funds will invest. For example, please clarify that holders of common shares of an issuer are subordinate to holders of the issuer’s preferred shares. The Staff would not object to the disclosure of this information in Item 9.

Response. The requested change has been made. The Registrant has added the following underlined disclosure to the “Description of Principal Risks” section as follows:

“The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time. Common stock is subordinate to any preferred stock and debt securities of the same issuer with respect to the payment of dividends and in liquidation or bankruptcy. The market prices of warrants and rights to purchase common stock are usually significantly less than the price of the underlying stock. As a result, the prices of warrants and rights are often more volatile than the price of the underlying stock. Limited partnership interests involve risks that differ from an investment in common stock. Holders of limited partnership interests have more limited control and limited rights to vote on matters affecting the partnership.

Babson Global Floating Rate Fund

19.	Comment. Please revise the disclosure in the “Principal Investment Strategies” section of the Global Floating Rate Fund Prospectus to clarify in plain English what is meant by “fixed rate instruments.”

Response. The requested change has been made. The Registrant has revised the highlighted disclosure to read as follows:

“debt instruments that pay a fixed rate of interest”

Additional Information Regarding Investments

20.	Comment. Please revise the disclosure in the “Additional Information Regarding Investments” section to distinguish the Funds’ principal and non-principal investment strategies and risks (e.g., adding distinguishing headings or subheadings). See Item 9(b).

Response. The requested change has been made. The Registrant has revised the headings in Item 9 to read as follows: “Description of Principal Investments,” “Description of Principal Risks,” and “Other Investment Strategies and Risks.” Accordingly, each Fund’s principal investment practices and risks are disclosed under the headings “Description of Principal Investments” and “Description of Principal Risks,” respectively. Certain non-principal investments and risks appear under the heading “Other Investment Strategies and Risks.”

21.	Comment. The “Additional Information Regarding Investments” section indicates that the Funds will invest in “structured products.” Please indicate in the “Principal Investment Strategies” section that the Funds will invest in “structured products.” In the “Additional Information Regarding Investments” section, please confirm that the disclosure states the applicable credit quality ratings information for these investments.

Response. The requested change has been made. The Registrant has added the following underlined disclosure to the “Principal Investment Strategies” section:

“The Fund may invest in…structured products (consisting of collateralized bond and loan obligations…”

Additionally, the Registrant has added the following underlined disclosure to the “Additional Information Regarding Principal Investments” section to clarify the credit quality ratings information for structured products:

“The Fund may invest in structured products of any credit quality, including those rated investment grade and below investment grade or considered to be of comparable quality.”

22.	Comment. The “Structured Products” paragraph of the “Additional Information Regarding Investments” section states that “a structured instrument may provide that the principal and/or interest payments may be adjusted below zero.” Please explain whether the Funds would incur losses if they were to invest in structured products whose principal or interest payments were adjusted below zero, and if so, how this comports with the Funds’ investment objectives.

Response. The Registrant has, upon further consideration, removed the highlighted disclosure from the Prospectus, as the Funds do not intend to invest in structured instruments with respect to which principal and/or interest payments may be adjusted below zero.

23.	Comment. Please restate the Fund’s full test for determining whether securities held by the Fund are securities of a foreign company.

Response. The requested change has been made. The “Description of Principal Investments” section states the following, in full:

“For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if the Manager or Sub-Adviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered or organized outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is exposed to the economic fortunes and risks of regions outside the United States.”

Prior Performance for Similar Account

24.	Comment. Please revise the presentation in the “Prior Performance for Similar Account” table so that the “net” performance figures are presented before the gross performance figures.

Response. The requested change has been made.

25.	Comment. The Staff notes that the prior performance has been adjusted to reflect the deduction of the Fund’s fee and expenses. Please confirm to the Staff that these fees and expenses of the Fund are not lower than the actual fees and expenses of the Global Loan Fund.

Response. The Registrant confirms that the prior performance has been adjusted to reflect the deduction of the anticipated operating expenses and the maximum sales charge (load) imposed on purchases of Class A and Class C shares of Global Floating Rate Fund and that these fees and expenses are not lower than the actual fees and expenses of the Global Loan Fund.

How to Buy Shares … Redemption of Shares

26.	Comment. The disclosure indicates that “[n]either Fund may reject or cancel purchase orders more than five business days following receipt by the Fund of such purchase orders.” Please explain the authority of the Funds to reject or cancel purchase orders more than two business days after receipt of purchase orders. See Section 22(e) of the 1940 Act. We would not object to a one or two day waiting period.

Response. In response to the Staff’s comment, the Registrant has revised the disclosure as follows:

“Neither Fund may reject or cancel purchase orders more than ~~five~~ two business days after receipt of purchase orders. “

SAI

27.	Comment. Please revise the disclosure in the SAI so that the non-principal investment strategies and risks of the Funds are distinguished from the principal investment strategies and risks.

Response. The requested change has been made. The Registrant has revised the headings in the SAI to read as follows: “Description of Principal Investment Strategies and Risks” and “Description of Other Investment Strategies and Risks.” Accordingly, each Fund’s principal investment practices and risks are disclosed under the headings “Description of Principal Investment Strategies and Risks” and certain secondary investment practices and risks appear under the heading “Description of Other Investment Strategies and Risks.”

28.	Comment. The disclosure states that “[i]f the fair value of the Fund’s holdings of illiquid securities at any time exceeds 15% of its net assets, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.” Please clarify the disclosure to indicate the actions the Board of Trustees will consider to maintain liquidity (e.g., “orderly disposition”). See Investment Company Act Release No. 18612 (March 20, 1992).

Response. The requested change has been made. The Registrant has added the following underlined disclosure in the “Investment Restrictions” section of the SAI:

“The Funds will continuously monitor their borrowings and illiquid securities holdings. Except for the limitation on investment in illiquid securities and borrowings, the percentage limitations contained in the policies below or elsewhere in the Funds’ Prospectuses or this SAI apply at the time of purchase of the securities, and will not be considered violated unless an excess or deficiency, as applicable, exists immediately after and as a result of, a purchase of securities. If the value of the Fund’s holdings of illiquid securities at any time exceeds 15% of its net assets, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity, including the orderly sale of illiquid securities.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Yana Guss

Yana Guss

cc:	Janice M. Bishop

Brian D. McCabe

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE FUNDS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [•], 2013

Babson Global Floating Rate Fund

Class A - Ticker: BXFAX

Class C - Ticker: BXFCX

Babson Global Credit Income Opportunities Fund

Class A - Ticker: BXIAX

Class C - Ticker: BXICX

Investment portfolios of Babson Capital Funds Trust managed by

Babson Capital Management LLC (“Babson Capital Management” or the “Manager”)

Prospectus

Class A and Class C Shares

[ [•] ], 2013

550 South Tryon Street

Charlotte, NC 28202

Telephone: 1-855-439-5459

The Securities and Exchange Commission (“SEC”) has not approved or disapproved any shares described in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This Prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference.

Not FDIC Insured

May Lose Value

No Bank Guarantee

Redemption of Shares	42

Exchange of Shares	44

Net Asset Value	45

Dividends and Distributions	46

Tax Matters	46

Financial Highlights	47

Mailings to Shareholders	47

BABSON GLOBAL FLOATING RATE FUND

Investment Objective

The investment objective of Babson Global Floating Rate Fund (“Global Floating Rate Fund” or the “Fund”) is to seek a high level of current income. Preservation of capital is a secondary goal.

Fees and Expenses for Class A and Class C Shares

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your Financial Intermediary and in “Shareowner Guide — How to Invest in the Funds — Sales Charges — Class A Shares” on page [•] of this Prospectus and in “Programs for Reducing or Eliminating Sales Charges” on page [•] of the Statement of Additional Information (“SAI”).

	Class A		Class C
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as % of offering price)	3.00%		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions (as % of offering price)	None		None
Maximum Contingent Deferred Sales Charge (Load) (CDSC) (as % of the net asset value at the time of purchase or redemption, whichever is lower)	1.00%	(1)	1.00%	(2)
Exchange Fee	None		None
Redemption Fee (as % of amount redeemed within 60 days or less after date of purchase)	1.00%		1.00%
Annual Fund Operating Expenses (expenses that you pay each year as % of the value of your investment)
Management Fees	0.65%		0.65%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%
Other Expenses(3)	0.60%		0.60%
Total Annual Fund Operating Expenses	1.50%		2.25%
Fee Waiver and Expense Reimbursement(4)	0.45%		0.45%
Total Annual Fund Operating Expenses After Expense Reimbursement	1.05%		1.80%

(1)	Applies only to certain redemptions of shares bought with no initial sales charge. Class A Shares purchased without an initial sales charge in accounts aggregating $500,000 or more are subject to a 1.00% CDSC if the shares are tendered and accepted for repurchase within 12 months of purchase. The 12-month period begins on the day on which the purchase was made.
(2)	The CDSC on Class C Shares is 1.00% for shares tendered and accepted for repurchase within the first 12 months of purchase. There is no CDSC on Class C Shares thereafter.
(3)	“Other expenses” are estimates for the Fund’s first year of operations.
(4)	The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) so that, on an annualized basis, such expenses incurred by each class of shares of the Fund will not exceed 0.80% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement that are not reflected in the preceding table, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement). This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Fund’s Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.

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Expense Example

This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that (i) you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods, (ii) your investment has a 5% return each year and (iii) operating expenses are the lesser of total annual fund operating expenses or the applicable expense limitation. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years
Class A:	$407	$633
Class C:	$289	$585

You would pay the following expenses if you did not redeem your shares:

Class	1 Year	3 Years
Class A:	$407	$633
Class C:	$189	$585

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance. Because the Fund has been in operation for less than one full calendar year, the Fund’s portfolio turnover rate for the most recent fiscal year is not available.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. (This policy is non-fundamental and may be changed by the Trustees upon at least 60 days’ prior written notice to shareholders.) The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub-Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality.

The Fund may invest in a wide range of income-producing floating rate loans, bonds and notes of issuers based in U.S. and non-U.S. markets, but expects to invest primarily in senior secured loans of North American and Western European corporate issuers that are of below investment grade quality. The Fund will allocate its assets among various regions and countries (but in no less than three different countries) and expects to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the “Benchmark”), represented by foreign companies, as determined by the provider of the Benchmark). A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investments in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and European loan and other debt markets. For example, the Fund will seek to take advantage of differences in pricing between senior secured loans of an issuer denominated in U.S. dollars and substantially similar senior secured loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

The Fund will invest primarily in senior secured loans (consisting of assignments and participations). The Fund may invest in both floating rate debt instruments and debt instruments that pay a fixed rate of interest; listed and unlisted corporate debt obligations; convertible securities; structured products (consisting of collateralized bond and loan obligations); bank obligations; U.S. government securities; preferred

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securities and trust preferred securities; unsecured loans; delayed funding loans and revolving credit facilities; when-issued securities, delayed delivery purchases and forward commitments; zero-coupon bonds, step-up bonds and payment-in-kind securities; commercial paper; repurchase agreements; and other investment companies. The instruments in which the Fund will invest will primarily be of below investment grade quality, and may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed loans and bonds that are in default at the time of purchase in an effort to protect the Fund’s existing investments in securities of the same issuers. The Fund also may invest in equity securities (consisting of common and preferred stocks, warrants and rights, and limited partnership interests), but will invest in such equity investments only to protect its existing investment in debt securities. The Fund may also use over-the-counter and exchange-traded derivatives for hedging purposes or speculative purposes—as substitutes for investments in securities in which the Fund can invest—provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction. Although the Fund is not limited in the types of derivatives it can use, the Fund’s use of derivatives may consist primarily of total return swaps, options, index swaps or swaps on components of an index, interest rate swaps, credit default swaps and foreign currency forward contracts and futures.

The Fund may invest in investments of any duration or maturity.

The Fund is a “non-diversified” investment company, which means that it may invest a greater percentage of its assets in the securities of fewer issuers than may investment companies that are “diversified.” To avoid concentrating its investments in a particular industry or group of industries, the Fund will not invest 25% or more of its total assets in any single industry or group of industries.

Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.

Principal Risks

The primary risks of investing in the Fund are described below. When you sell Fund shares, they may be worth less than what you paid for them. Consequently, you can lose money by investing in the Fund. No assurance can be given that the Fund will achieve its objective, and investment results may vary substantially over time. An investment in the Fund is not appropriate for all investors.

Below Investment Grade (High Yield/Junk Bond) Instruments Risk. Below investment grade debt instruments are considered to be predominantly speculative investments. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Below investment grade debt instruments are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These instruments may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the financial markets generally and less secondary market liquidity. The prices of below investment grade debt instruments may be affected by legislative and regulatory developments. Because below investment grade debt instruments are difficult to value and are more likely to be fair valued (see “Net Asset Value”), particularly during erratic markets, the values realized on their sale may differ from the values at which they are carried on the books of a Fund.

Certain Affiliations. Certain Financial Intermediaries may be considered to be affiliated persons of the Fund or of Babson Capital Management due to their possible affiliations with Massachusetts Mutual Life Insurance Company, the ultimate parent company of the Manager. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions and to take advantage of market opportunities.

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Credit Risk. One or more debt obligations in the Fund’s portfolio may decline in price, or fail to pay dividends, interest or principal when due because the issuer of the obligation experiences an actual or perceived decline in its financial status.

Derivatives Risk. Derivatives are subject to a number of risks, such as liquidity risk, counterparty risk, interest rate risk, credit risk and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

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Distressed Securities Risk. The Fund may invest in issuers that are in default at the time of purchase. Issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. To the extent the Fund is invested in distressed securities, its ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied.

Duration Risk. The Fund may invest in investments of any duration or maturity. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen the Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Equity Securities Risk. The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

Foreign Currency Risk. When the Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the value of securities denominated in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar (although the Sub-Adviser intends generally to hedge investments denominated in foreign currencies back to the U.S. dollar under current market conditions), and a decline in applicable foreign exchange rates could reduce the value of such securities held by the Fund.

Foreign (Non-U.S.) Investment Risk. The Fund’s investments in foreign issuers involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. Foreign settlement procedures also may involve additional risks.

Inflation Risk. The value of assets or income from the Fund’s investments may be worth less in the future as inflation decreases the value of money.

Interest Rate Risk. Generally, when market interest rates rise, the prices of fixed rate debt obligations fall, and vice versa. The debt obligations in the Fund’s portfolio may decline in value because of increases in market interest rates. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing the Fund’s value.

Issuer Risk. The value of securities may decline for a number of reasons that relate directly to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund may invest up to 15% of its total assets in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and

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may be subject to wide fluctuations in market value. Also, the Fund may not be able to dispose of illiquid securities at a favorable time or price when desired. Below investment grade loans and other debt securities tend to be less liquid than higher-rated securities. In addition, the Fund’s derivatives investments may be subject to liquidity risk.

Loan Risk. The loans in which the Fund may invest are subject to a number of risks. Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Loan participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender. Loans are not as easily purchased or sold as publicly traded securities and there can be no assurance that future levels of supply and demand in loan trading will provide the degree of liquidity which currently exists in the market. In addition, the terms of the loans may restrict their transferability without borrower consent. These factors may have an adverse effect on the market price of the loan and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the high yield loans in its portfolio.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Manager and the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that such techniques and analyses will produce the desired results.

Non-Diversification Risk. The Fund is a “non-diversified” investment company and therefore may invest a greater percentage of its assets in the securities of fewer issuers than funds that are “diversified.” Accordingly, the Fund is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be.

No Prior History. The Fund is a recently organized, non-diversified, open-end management investment company with no history of operations.

Potential Conflicts of Interest Risk. The Manager, the Sub-Adviser and their affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Manager, the Sub-Adviser and their affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. The Manager, the Sub-Adviser and their affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Manager, the Sub-Adviser or their affiliates are under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, the Manager, the Sub-Adviser and their affiliates may compete with the Fund for appropriate investment opportunities.

Portfolio Turnover Risk. The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. Higher portfolio turnover rates result in corresponding increases in trading costs and generate short-term capital gains taxable to shareholders as ordinary income when distributed to them.

Extension Risk. Prepayment and extension risk is the risk that a loan, bond or other investment might be called or otherwise converted, prepaid or redeemed before maturity. This risk is primarily associated with mortgage-backed and other asset-backed securities and floating rate loans. If the investment is converted, prepaid or redeemed before maturity, particularly during a time of declining interest rates or spreads, the Fund may not be able to invest the proceeds in other investments providing as high a level of income, resulting in a reduced yield to the Fund. Conversely, as interest rates rise or spreads widen, the likelihood of prepayment decreases and the maturity of the investment may extend. The Fund may be unable to capitalize on securities with higher interest rates or wider spreads because the Fund’s investments are locked in at a lower rate for a longer period of time.

Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect overall return.

Structured Products Risk. The Fund may invest in collateralized bond and loan obligations. Holders of these structured products bear the risks of the underlying investments, index or reference obligation and are subject to counterparty risk, credit risk, liquidity risk and market risk. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movements of the factors may cause significant price fluctuation.

Volatility Risk. A Fund could suffer losses related to its derivative positions as a result of unanticipated market movements, which losses may be potentially unlimited.

The Fund is subject to certain other risks, which are described below under “Description of Principal Risks” and “Other Investment Strategies and Risks.”

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An investment in the Fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund, there is no guarantee that the Fund will achieve its goal.

Performance Information for the Fund

As of the date of this Prospectus, the Fund has not completed a full calendar year of investment operations. When the Fund has completed a full calendar year of operations, this section will include information an investor would find useful in evaluating the risks of investing in the Fund, such as charts that show the Fund’s performance from year to year and how the Fund’s average annual returns for certain periods compare with those of the Benchmark.

Portfolio Management

Babson Capital Management serves as the investment adviser to the Fund. Babson Capital Global Advisors Limited, a wholly-owned subsidiary of Babson Capital Management, serves as a sub-adviser with respect to the Fund’s European investments.

The portfolio managers primarily responsible for the day-to-day management of the Fund’s portfolio are:

Portfolio Manager	Managed the Fund Since	Title with Adviser
Zak Summerscale	Since inception	Portfolio Manager
Michael Freno	Since inception	Portfolio Manager
Sean Feeley	Since inception	Portfolio Manager
Tom McDonnell	Since inception	Portfolio Manager
Martin Horne	Since inception	Portfolio Manager

Purchase and Sale of Fund Shares

Purchase Minimums*

Initial Investment	$1,000
Subsequent Investments	$250

*	The Fund reserves the right to change or waive the investment minimums. For retirement plans, the investment minimum is $250 for each of the initial investment and subsequent investments.

In general, you may purchase shares on any business day through your Financial Intermediary and you may redeem shares on any business day through your Financial Intermediary.

Tax Information

The Fund intends to make distributions that will generally be taxable to you as ordinary income or capital gains, unless your investment is in an IRA, 401(k) plan or other tax-advantaged arrangement. Such tax-advantaged arrangements may be taxed later upon withdrawal of monies from those arrangements.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other Financial Intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Financial Intermediary’s website for more information.

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BABSON GLOBAL CREDIT INCOME OPPORTUNITIES FUND

Investment Objective

The investment objective of Babson Global Credit Income Opportunities Fund (“Global Credit Income Opportunities Fund” or the “Fund”) is to seek an absolute return, primarily through current income and secondarily through capital appreciation.

Fees and Expenses for Class A and Class C Shares

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your Financial Intermediary and in “Shareowner Guide — How to Invest in the Funds — Sales Charges — Class A Shares” on page [•] of this Prospectus and in “Programs for Reducing or Eliminating Sales Charges” on page [•] of the Statement of Additional Information (“SAI”).

	Class A		Class C
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as % of offering price)	3.75%		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions (as % of offering price)	None		None
Maximum Contingent Deferred Sales Charge (Load) (CDSC) (as % of the net asset value at the time of purchase or redemption, whichever is lower)	1.00%	(1)	1.00%	(2)
Exchange Fee	None		None
Redemption Fee (as % of amount redeemed within 60 days or less after date of purchase)	1.00%		1.00%
Annual Fund Operating Expenses (expenses that you pay each year as % of the value of your investment)
Management Fees	0.75%		0.75%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%
Other Expenses(3)	0.75%		0.75%
Total Annual Fund Operating Expenses	1.75%		2.50%
Fee Waiver and Expense Reimbursement(4)	0.55%		0.55%
Total Annual Fund Operating Expenses After Expense Reimbursement	1.20%		1.95%

(1)	Applies only to certain redemptions of shares bought with no initial sales charge. Class A Shares purchased without an initial sales charge in accounts aggregating $500,000 or more are subject to a 1.00% CDSC if the shares are tendered and accepted for repurchase within 12 months of purchase. The 12-month period begins on the day on which the purchase was made.
(2)	The CDSC on Class C Shares is 1.00% for shares tendered and accepted for repurchase within the first 12 months of purchase. There is no CDSC on Class C Shares thereafter.
(3)	“Other expenses” are estimates for the Fund’s first year of operations.
(4)	The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) so that, on an annualized basis, such expenses incurred by each class of shares of the Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement that are not reflected in the preceding table, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement). This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Fund’s Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.

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Expense Example

This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that (i) you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods, (ii) your investment has a 5% return each year and (iii) operating expenses are the lesser of total annual fund operating expenses or the applicable expense limitation. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years
Class A:	$496	$753
Class C:	$305	$633

You would pay the following expenses if you did not redeem your shares:

Class	1 Year	3 Years
Class A:	$496	$753
Class C:	$205	$633

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance. Because the Fund has been in operation for less than one full calendar year, the Fund’s portfolio turnover rate for the most recent fiscal year is not available.

Principal Investment Strategies

The Fund is managed using an absolute return investment objective, which means that it is not managed relative to the performance of a specific bond index, but rather seeks to generate positive returns over the course of a full market cycle while managing volatility through security selection and possibly hedging to reduce overall exposure to credit and interest rate risk. The Fund seeks absolute total return through a combination of current income and capital appreciation.

Under normal circumstances, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in debt instruments (consisting of loans, bonds and notes). The Fund may invest in a wide range of debt instruments of issuers based in U.S. and non-U.S. markets, as well as over-the-counter and exchange-traded derivatives. Investments may be issued or guaranteed by governments and their agencies, corporations, financial institutions and supranational organizations that the Fund believes have the potential to provide a high total return over time. A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investment in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The Fund will allocate its assets among various regions and countries (but in no less than three different countries). Under normal market conditions, the Fund intends to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index, represented by foreign companies, as determined by the provider of the index). Although the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index is representative of the Fund’s investable universe, the Fund does not seek to be correlated with that index.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and Western European high yield bond and loan markets and within capital structures between bonds and loans. For example, the Fund will seek to take advantage of differences in pricing between bonds or loans of an issuer denominated in U.S. dollars and substantially similar bonds or loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

The Fund expects to invest primarily in high yield debt instruments (consisting of bonds, loans, and notes) of North American and Western European corporate issuers that are of below investment grade quality. The Fund will invest in instruments that are, at the time of purchase, rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by

8

either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub-Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality.

The Fund will invest primarily in high yield bonds, loans and notes; but also make use of a wide range of debt instruments. The Fund may invest in both fixed and floating rate instruments; listed and unlisted corporate debt obligations; convertible securities; structured products (consisting of collateralized bond and loan obligations); bank obligations; U.S. and non-U.S. government securities; preferred securities and trust preferred securities; asset-backed securities; unsecured loans; delayed funding loans and revolving credit facilities; when-issued securities, delayed delivery purchases and forward commitments; zero-coupon bonds, step-up bonds and payment-in-kind securities; commercial paper; repurchase agreements; and other investment companies. The Fund’s investments may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed bonds and loans that are in default at the time of purchase in an effort to protect the Fund’s existing investments in securities of the same issuers. The Fund also may invest in equity securities (consisting of common and preferred stocks, warrants and rights, and limited partnership interests), but will generally invest in such equity investments only to protect its existing investment in debt securities.

The Fund may also use derivatives to a significant extent for risk management and hedging purposes, or for speculative purposes—as substitutes for investments in securities in which the Fund can invest—in order to achieve the Fund’s absolute return objective and manage volatility. The Fund may use over-the-counter and exchange-traded derivatives for a variety of purposes, consisting of: as a hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; and to increase the Fund’s yield or return as a non-hedging strategy that may be considered speculative. The Fund may establish, through derivatives, net short positions for individual sectors, markets, currencies or securities, or as a means of adjusting the Fund’s portfolio duration, credit quality and maturity. The Fund may invest in over-the-counter and exchange-traded derivative instruments provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction. Although the Fund is not limited in the types of derivatives it can use, the Fund’s use of derivatives may consist primarily of total return swaps, options, index swaps or swaps on components of an index, interest rate swaps, credit default swaps and foreign currency forward contracts and futures.

The Fund may invest in investments of any duration or maturity.

The Fund is a “non-diversified” investment company, which means that it may invest a greater percentage of its assets in the securities of fewer issuers than may investment companies that are “diversified.” To avoid concentrating its investments in a particular industry or group of industries, the Fund will not invest 25% or more of its total assets in any single industry or group of industries.

Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.

Principal Risks

The primary risks of investing in the Fund are described below. When you sell Fund shares, they may be worth less than what you paid for them. Consequently, you can lose money by investing in the Fund. No assurance can be given that the Fund will achieve its objective, and investment results may vary substantially over time. An investment in the Fund is not appropriate for all investors.

Below Investment Grade (High Yield/Junk Bond) Instruments Risk. Below investment grade debt instruments are considered to be predominantly speculative investments. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Below investment grade debt instruments are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These instruments may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the financial markets generally and less secondary market liquidity. The prices of below investment grade debt instruments may be affected by legislative and regulatory developments. Because below investment grade debt instruments are difficult to value and are more likely to be fair valued (see “Net Asset Value”), particularly during erratic markets, the values realized on their sale may differ from the values at which they are carried on the books of a Fund.

Certain Affiliations. Certain Financial Intermediaries may be considered to be affiliated persons of the Fund or of Babson Capital Management due to their possible affiliations with Massachusetts Mutual Life Insurance Company, the ultimate parent company of the Manager. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions and to take advantage of market opportunities.

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Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Credit Risk. One or more debt obligations in the Fund’s portfolio may decline in price, or fail to pay dividends, interest or principal when due because the issuer of the obligation experiences an actual or perceived decline in its financial status.

Derivatives Risk. Derivatives are subject to a number of risks, such as liquidity risk, counterparty risk, interest rate risk, credit risk and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

Distressed Securities Risk. The Fund may invest in issuers that are in default at the time of purchase. Issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. To the extent the Fund is invested in distressed securities, its ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied.

Duration Risk. The Fund may invest in investments of any duration. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen the Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Equity Securities Risk. The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

Foreign Currency Risk. When the Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the value of securities denominated in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar (although the Sub-Adviser intends generally to hedge investments denominated in foreign currencies back to the U.S. dollar under current market conditions), and a decline in applicable foreign exchange rates could reduce the value of such securities held by the Fund.

Foreign (Non-U.S.) Investment Risk. The Fund’s investments in foreign issuers involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. Foreign settlement procedures also may involve additional risks.

Inflation Risk. The value of assets or income from the Fund’s investments may be worth less in the future as inflation decreases the value of money.

Interest Rate Risk. Generally, when market interest rates rise, the prices of fixed rate debt obligations fall, and vice versa. The debt obligations in the Fund’s portfolio may decline in value because of increases in market interest rates. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing the Fund’s value.

Issuer Risk. The value of securities may decline for a number of reasons that relate directly to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

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Liquidity Risk. The Fund may invest up to 15% of its total assets in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, the Fund may not be able to dispose of illiquid securities at a favorable time or price when desired. Below investment grade loans and other debt securities tend to be less liquid than higher-rated securities. In addition, the Fund’s derivatives investments may be subject to liquidity risk.

Loan Risk. The loans in which the Fund may invest are subject to a number of risks. Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Loan participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender. Loans are not as easily purchased or sold as publicly traded securities and there can be no assurance that future levels of supply and demand in loan trading will provide the degree of liquidity which currently exists in the market. In addition, the terms of the loans may restrict their transferability without borrower consent. These factors may have an adverse effect on the market price of the loan and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the high yield loans in its portfolio.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Manager and the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that such techniques and analyses will produce the desired results.

Non-Diversification Risk. The Fund is a “non-diversified” investment company and therefore may invest a greater percentage of its assets in the securities of fewer issuers than funds that are “diversified.” Accordingly, the Fund is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be.

No Prior History. The Fund is a recently organized, non-diversified, open-end management investment company with no history of operations.

Potential Conflicts of Interest Risk. The Manager, the Sub-Adviser and their affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Manager, the Sub-Adviser and their affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. The Manager, the Sub-Adviser and their affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Manager, the Sub-Adviser or their affiliates are under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, the Manager, the Sub-Adviser and their affiliates may compete with the Fund for appropriate investment opportunities.

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Portfolio Turnover Risk. The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. Higher portfolio turnover rates result in corresponding increases in trading costs and generate short-term capital gains taxable to shareholders as ordinary income when distributed to them.

Prepayment and Extension Risk. Prepayment and extension risk is the risk that a loan, bond or other investment might be called or otherwise converted, prepaid or redeemed before maturity. This risk is primarily associated with mortgage-backed and other asset-backed securities and floating rate loans. If the investment is converted, prepaid or redeemed before maturity, particularly during a time of declining interest rates or spreads, the Fund may not be able to invest the proceeds in other investments providing as high a level of income, resulting in a reduced yield to the Fund. Conversely, as interest rates rise or spreads widen, the likelihood of prepayment decreases and the maturity of the investment may extend. The Fund may be unable to capitalize on securities with higher interest rates or wider spreads because the Fund’s investments are locked in at a lower rate for a longer period of time.

Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect overall return.

Structured Products Risk. The Fund may invest in collateralized bond and loan obligations. Holders of these structured products bear the risks of the underlying investments, index or reference obligation and are subject to counterparty risk, credit risk, liquidity risk and market risk. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movements of the factors may cause significant price fluctuation.

Volatility Risk. A Fund could suffer losses related to its derivative positions as a result of unanticipated market movements, which losses may be potentially unlimited.

The Fund is subject to certain other risks, which are described below under “Description of Principal Risks” and “Other Investment Strategies and Risks.”

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund, there is no guarantee that the Fund will achieve its goal.

Performance Information for the Fund

As of the date of this Prospectus, the Fund has not completed a full calendar year of investment operations. When the Fund has completed a full calendar year of operations, this section will include information an investor would find useful in evaluating the risks of investing in the Fund, such as charts that show the Fund’s performance from year to year and how the Fund’s average annual returns for certain periods compare with those of a broad-based market index.

Portfolio Management

Babson Capital Management serves as the investment adviser to the Fund. Babson Capital Global Advisors Limited, a wholly-owned subsidiary of Babson Capital Management, serves as a sub-adviser with respect to the Fund’s European investments.

The portfolio managers primarily responsible for the day-to-day management of the Fund’s portfolio are:

Portfolio Manager	Managed the Fund Since	Title with Adviser
Zak Summerscale	Since inception	Portfolio Manager
Michael Freno	Since inception	Portfolio Manager
Sean Feeley	Since inception	Portfolio Manager
Kam Tugnait	Since inception	Portfolio Manager
Scott Roth	Since inception	Portfolio Manager

Purchase and Sale of Fund Shares

Purchase Minimums*

Initial Investment	$1,000
Subsequent Investments	$250

*	The Fund reserves the right to change or waive the investment minimums. For retirement plans, the investment minimum is $250 for each of the initial investment and subsequent investments.

In general, you may purchase shares on any business day through your Financial Intermediary and you may redeem shares on any business day through your Financial Intermediary.

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Tax Information

The Fund intends to make distributions that will generally be taxable to you as ordinary income or capital gains, unless your investment is in an IRA, 401(k) plan or other tax-advantaged arrangement. Such tax-advantaged arrangements may be taxed later upon the withdrawal of monies from those arrangements.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other Financial Intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Financial Intermediary’s website for more information.

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DESCRIPTION OF PRINCIPAL INVESTMENTS

The following is a description of principal investment practices in which the Funds may engage. Any references to investments made by a Fund include those that may be made both directly by the Fund and indirectly by the Fund (e.g., through its investments in derivatives or other pooled investment vehicles). Not all Funds may engage in all practices described below. Please refer to the “Principal Investment Strategies” for each Fund for additional information regarding the practices in which a particular Fund may engage. Please see “Description of Principal Risks” and “Other Investment Strategies and Risks” below for the risks associated with the Funds’ investment practices.

Investment Objectives

The investment objective of Global Floating Rate Fund is to seek a high level of current income. Preservation of capital is a secondary goal. The investment objective of Global Credit Income Opportunities Fund is to seek an absolute return, primarily through current income and secondarily through capital appreciation. There can be no assurance that either Fund will achieve its investment objectives. Each Fund’s investment objectives are non-fundamental, which means that they may be changed without shareholder approval by the Board of Trustees.

Portfolio Management Strategies

Global Floating Rate Fund

Under normal market conditions, Global Floating Rate Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies. For this purpose debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. (This policy is non-fundamental and may be changed by the Trustees upon at least 60 days’ prior written notice to shareholders.) The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s or below BBB- by either S&P or Fitch) or unrated but judged by the Manager or the Sub-Adviser to be of comparable quality.

The Fund may invest in a wide range of income-producing floating rate loans, bonds and notes of issuers based in U.S. and non-U.S. markets, but expects to invest primarily in senior secured loans of North American and Western European corporate issuers that are of below investment grade quality. The Fund will allocate its assets among various regions and countries (but in no less than three different countries) and expects to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s Benchmark, represented by foreign companies, as determined by the provider of the Benchmark). A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investments in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if the Manager or Sub-Adviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered or organized outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is exposed to the economic fortunes and risks of regions outside the United States.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and Western European loan and other debt markets. For example, the Fund will seek to take advantage of differences in pricing between senior secured loans of an issuer denominated in U.S. dollars and substantially similar senior secured loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

The instruments in which the Fund will invest will primarily be of below investment grade quality, and may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed loans and bonds that are in default at the time of purchase in an effort to protect the Fund’s existing investments in securities of the same issuers.

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Global Credit Income Opportunities Fund

Global Credit Income Opportunities Fund is managed using an absolute return investment objective, which means that it is not managed relative to the performance of a specific bond index, but rather seeks to generate positive returns over the course of a full market cycle while managing volatility through security selection and possibly hedging to reduce overall exposure to credit and interest rate risk The Fund seeks absolute total return through a combination of current income and capital appreciation.

Under normal circumstances, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in debt instruments (consisting of loans, bonds and notes). The Fund may invest in a wide range of debt instruments of issuers based in U.S. and non-U.S. markets, as well as over-the-counter and exchange-traded derivatives. Investments may be issued or guaranteed by governments and their agencies, corporations, financial institutions and supranational organizations that the Fund believes have the potential to provide a high total return over time. A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investment in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The Fund will allocate its assets among various regions and countries (but in no less than three different countries). Under normal market conditions, the Fund intends to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index, represented by foreign companies, as determined by the provider of the benchmark). Although the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index is representative of the Fund’s investable universe, the Fund does not seek to be correlated with that index.

For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if the Manager or Sub-Adviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered or organized outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is exposed to the economic fortunes and risks of regions outside the United States.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and Western European high yield bond and loan markets and within capital structures between bonds and loans. For example, the Fund will seek to take advantage of differences in pricing between bonds or loans of an issuer denominated in U.S. dollars and substantially similar bonds or loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

Babson Capital’s Approach

Babson Capital incorporates both bottom-up and top-down processes. In a fundamental bottom-up approach to credit, Babson Capital analyzes each investment opportunity to assess the issuer’s ability to service its capital structure and perform a relative value analysis of the debt offering against those of comparable issuers. Each security has to be approved by Babson Capital’s local (either in U.S. or Europe) Investment Committee as eligible for purchase. Portfolio managers can select securities from those approved by Babson Capital’s relevant Investment Committee. Though Babson Capital adheres to a bottom-up approach to individual credit selection, Babson Capital also applies industry and macroeconomic considerations to investment analysis in assessing the expected effects of industry changes and the macroeconomic environment on an issuer’s ability to service its debt obligations. As part of formulating an industry view, each of Babson Capital’s research analysts typically presents quarterly to the Investment Committee an industry review that highlights opportunities and concerns within the industry.

In addition to the fundamental bottom-up credit analysis, Babson Capital’s Global Strategy Committee determines strategic allocations between asset classes and geographies. The Global Strategy Committee is comprised of senior members of the Global High Yield Investments Group and meets weekly (more often if market conditions warrant) and takes into consideration, among other things, macroeconomic trends, Babson Capital’s assessment of relative value across geographies and asset classes, and Babson Capital’s outlook for rates when making allocation decisions. In conjunction with the Global Strategy Committee, investment and research teams are responsible for managing local asset exposures from the bottom-up.

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The bottom-up part of the process is a credit-intensive approach for selecting assets for each Fund. Credit analysis is conducted locally by large teams in each of the United States and Europe. Babson Capital seeks to determine where value exists within companies based on fundamental bottom-up analysis and to assess this value relative to other investment alternatives. Babson Capital focuses on in-depth company and industry analysis, with particular attention paid to free cash flow generation capability, quality of management and capital structure. Babson Capital also looks at enterprise value relative to debt and the value of any collateral for the bonds and loans that it purchases. Babson Capital’s credit strategy stresses (i) fundamentally driven credit selection and portfolio construction, (ii) building broadly diverse portfolios across industry and issuer, (iii) emphasizing total return, relative value and market liquidity, (iv) determining appropriate reward for risk, (v) communicating and reacting to company and market information on a real time basis and (vi) actively managing accounts to achieve portfolio objectives as market conditions change. Babson Capital believes that it is important to locally underwrite and monitor credits due to the significant differences in the regulatory, legal, bankruptcy and geopolitical frameworks of the various North American and European countries in which the Fund expects to primarily invest.

Each Fund will seek to buy securities of companies with strong management teams and solid business positions in stable industries. Research analysts focus on profitability, generation and sustainability of cash flow, enterprise value, interest coverage and leverage. Babson Capital looks for companies that it believes have appropriate capital structures that do not overly subordinate the companies’ debt and have adequate liquidity with access to capital. Using fundamental bottom-up analysis combined with credit analysis techniques, research analysts consider the potential downside risks of an investment first, but do not ignore the upside potential. They monitor the current investment environment to identify which asset classes seem to be offering the best value given the risks. Analysts then perform rigorous analysis of issuers under consideration by examining (i) the quality of the management team, (ii) free cash flow to determine an issuer’s ability to repay debt, (iii) the company’s strengths and weaknesses within its sectors, including the views of competitors, suppliers and customers, (iv) capital structure, (v) pro forma leverage and debt coverage and (vi) a comparison of traditional measures of total financial leverage to both debt market standards and enterprise values. Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.

Independent Credit Analysis. Babson Capital will rely heavily on its own analysis of the credit quality and risks associated with individual loans and other debt securities considered for each Fund, rather than relying exclusively on rating agencies or third-party research. The individuals managing a Fund will use this information in an attempt to minimize credit risk and to identify issuers, industries or sectors that are undervalued or that offer attractive yields relative to their assessment of their credit characteristics. This aspect of the capabilities of Babson Capital will be particularly important because of each Fund’s emphasis on below investment grade loans and bonds.

Diversification. Each Fund is a “non-diversified” investment company, which means that it may invest a greater percentage of its assets in the securities of fewer issuers than may investment companies that are “diversified.” See “Description of Principal Risks”—Non-Diversification Risk.” To avoid concentrating its investments in a particular industry or group of industries, each Fund will not invest 25% or more of its total assets in any single industry or group of industries.

Portfolio Composition and Other Information

Each Fund’s portfolio may invest in the following types of securities and other instruments. A more detailed discussion of these and other instruments and investment techniques that may be used by each Fund is provided under “Description of Principal Investment Strategies and Risks” and “Description of Other Investment Strategies and Risks” in the SAI.

Bank Loans, Loan Participations and Assignments. Each Fund intends to invest in floating and fixed rate loans issued by banks and other unaffiliated entities, which investments generally will be issued directly by the borrower or be in the form of loan participations or assignments purchased from banks and other financial institutions and institutional investments. The loans in which the Funds intend to invest may include, but are not limited to, secured loans that are senior (“first lien”) or subordinated (“second lien”) loans, and unsecured loans. Loans and other floating rate debt instruments are subject to the risk of non-payment of scheduled interest or principal. See “Description of Principal Risks—Loan Risk.” Participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender. If a Fund purchases a participation, it is likely that it will only be able to enforce its rights through the lender, and, therefore, it will assume the credit risk of both the lender and the borrower.

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First Lien Loans. Each Fund intends to invest in first lien loans. First lien loans hold a senior position in the capital structure of a borrower. For first lien loans, borrowers are typically corporations, partnerships and other business entities that operate in various industries and geographical regions, including foreign borrowers. First lien loans are typically secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. The capital structure of a borrower may include first lien loans, senior and junior subordinated debt, preferred stock and common stock issued by the borrower, typically in descending order of seniority with respect to claims on the borrower’s asset. The proceeds of first lien loans primarily are used to finance highly leveraged transactions including leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, refinancings and internal growth and for other corporate purposes.

First lien loans in which the Funds will invest generally pay interest at rates that are redetermined periodically by reference to a base lending rate, plus a premium. First lien loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. These base lending rates are primarily London-Interbank Offered Rate (“LIBOR”), and secondarily the prime rate offered by one or more major U.S. banks (the “Prime Rate”) and the certificate of deposit (“CD”) rate or other base lending rates used by commercial lenders. As floating rate loans, the frequency of how often a loan resets its interest rate will impact how closely such loans track current short-term market interest rates. The first lien loans that a Fund intends to hold will typically have a dollar-weighted average period until the next interest rate adjustment of approximately 90 days or less. As a result, as short-term interest rates increase, interest payable to a Fund from its investments in first lien loans should increase, and as short-term interest rates decrease, interest payable to a Fund from its investments in first lien loans should decrease. The Funds may utilize derivative instruments to shorten the effective interest rate redetermination period of first lien loans in its portfolio. First lien loans typically have a stated term of between one and ten years. In the experience of the Manager over the last decade, however, the average life of first lien loans has been two to four years because of prepayments.

Second Lien Loans and Other Debt Securities. Each Fund may invest in loans, bonds and notes that have the same characteristics as first lien loans except that such loans are second in lien priority rather than first. Such second lien loans and securities typically have adjustable floating rate interest payments. Accordingly, the risks associated with such securities are higher than the risks of loans with first priority over the collateral. In the event of default on a second lien loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder and therefore result in a loss of investment to a Fund.

Unsecured Loans. Each Fund may invest in unsecured loans, both floating and fixed rate. Unsecured loans are subject to substantially similar risks attributable to secured loans. Issuer risk is more pronounced in unsecured loans since the Fund will not have recourse to recoup its investment against collateral securing the loan.

First and second lien loans and unsecured loans are subject to prepayments which shorten the loans’ weighted average maturities and may lower their returns. If the credit support or enhancement is exhausted, losses or delays in payment may result if the required payments of principal and interest are not made. The value of these securities also may change because of changes in market value, that is changes in the market’s perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or fund providing the credit support or enhancement.

Delayed Funding Loans and Revolving Credit Facilities. Each Fund may enter into, or acquire participations in, delayed funding loans and revolving credit facilities, in which a lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. These commitments may have the effect of requiring a Fund to increase its investment in a company at a time when it might not be desirable to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid). Delayed funding loans and revolving credit facilities are subject to credit, interest rate and liquidity risk and the risks of being a lender.

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High Yield Securities. Each Fund expects to invest in high yield bonds of North American and European corporate issuers. Investing in high yield securities or instruments involves greater risks (in particular, greater risk of default) and special risks in addition to the risks associated with investments in investment grade debt obligations. While offering a greater potential opportunity for capital appreciation and higher yields, high yield securities typically entail greater potential price volatility and may be less liquid than higher-rated securities or instruments. High yield securities or instruments may be regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. They also may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-rated securities or instruments. Debt securities or instruments in the lowest investment grade category also may be considered to possess some speculative characteristics.

The market values of high yield securities or instruments tend to reflect individual developments of the issuer to a greater extent than do higher-quality securities or instruments, which tend to react mainly to fluctuations in the general level of interest rates. In addition, lower-quality debt securities or instruments tend to be more sensitive to economic conditions. Certain “emerging market” governments that issue high yield securities or instruments are among the largest debtors to commercial banks, foreign governments and supra-national organizations such as the World Bank, and may not be able or willing to make principal and/or interest payments as they come due.

Credit Ratings and Unrated Securities. Each Fund may invest in securities that may be assigned credit ratings or may be unrated securities. Rating agencies are private services that provide ratings of the credit quality of debt obligations, including convertible securities. Appendix A to the SAI describes the various ratings assigned to debt obligations by Moody’s, S&P and Fitch. Ratings assigned by a credit rating agency are not absolute standards of credit quality and do not evaluate market risks. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. The Funds will not necessarily sell a security when its rating is reduced below its rating at the time of purchase. As described above under “—Portfolio Management Strategies—Independent Credit Analysis,” Babson Capital does not rely solely on credit ratings, and develops its own analysis of issuer credit quality. The ratings of a debt security or instruments may change over time. Moody’s, S&P and Fitch monitor and evaluate the ratings assigned to securities on an ongoing basis. As a result, debt securities or instruments held by the Fund could receive a higher rating (which would tend to increase their value) or a lower rating (which would tend to decrease their value) during the period in which they are held.

The Funds may purchase unrated securities or instruments (which are not rated by a credit rating agency). Unrated securities or instruments may be less liquid than comparable rated securities or instruments and involve the risk that Babson Capital may not accurately evaluate the security’s comparative credit rating. Analysis of the creditworthiness of issuers of high yield securities or instruments may be more complex than for issuers of higher-quality debt obligations. The Funds’ success in achieving its investment objectives may depend more heavily on Babson Capital’s credit analysis than if the Funds invested primarily in higher-quality and rated securities or instruments.

Corporate Bonds. Each Fund may invest in a wide variety of bonds of varying maturities issued by U.S. and foreign corporations and business entities. Each Fund invests in bonds that are fixed or variable rate debt obligations, consisting of bills, notes, debentures and money market instruments. Bonds generally are used by corporations as well as governments and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are perpetual in nature in that they have no maturity date; to the extent that these perpetual bonds have fixed interest rates, they may have heightened sensitivity to changes in interest rates.

U.S. Government Securities. Each Fund may invest in U.S. Government securities, which are obligations of, or guaranteed by, the U.S. Government, its agencies or government-sponsored enterprises. U.S. Government securities include a variety of securities that differ in their interest rates, maturities and dates of issue. Securities issued or guaranteed by agencies or instrumentalities of the U.S. Government may or may not be supported by the full faith and credit of the United States or by the right of the issuer to borrow from the U.S. Treasury.

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When Issued, Delayed Delivery and Forward Commitment Transactions. Each Fund may purchase securities which it is eligible to purchase on a when-issued basis, may purchase and sell such securities for delayed delivery and may make contracts to purchase such securities for a fixed price at a future date beyond normal settlement time (forward commitments). When-issued transactions, delayed delivery purchases and forward commitments involve a risk of loss if the value of the securities declines prior to the settlement date. This risk is in addition to the risk that a Fund’s other assets will decline in value. Therefore, these transactions may result in a form of leverage and increase a Fund’s overall investment exposure. When such purchases are outstanding, a Fund will segregate until the settlement date assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount sufficient to meet the purchase price. Typically, no income accrues on securities a Fund has committed to purchase prior to the time delivery of the securities is made, although the Fund may earn income on securities it has segregated to cover these positions.

Variable and Floating Rate Securities. Each Fund may invest in variable and floating rate securities. Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. Each Fund may invest in floating rate debt instruments (“floaters”) and engage in credit spread trades. While floaters provide a certain degree of protection against rising interest rates, a Fund will participate in any decline in interest rates as well. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two bonds or other securities, where the value of the investment position is determined by changes in the difference between such prices or interest rates, as the case may be, of the respective securities.

Foreign (Non-U.S.) Investments and Currencies. Each Fund invests in debt obligations of foreign issuers and of supra-national government entities. Supra-national entities include international organizations that are organized or supported by one or more government entities to promote economic reconstruction or development and by international banking institutions and related governmental agencies. Each Fund may also invest in debt instruments denominated in foreign currencies (of both developed and “emerging market” countries), consisting of obligations of corporations and non-U.S. governments and their respective sub-divisions, agencies and government-sponsored enterprises. Each Fund likewise may invest without limit in securities of issuers located in developed countries (regardless of the currency in which such securities are denominated) and of issuers located in “emerging market” countries. Investing in foreign securities involves special risks and considerations not typically associated with investing in U.S. securities. See “Description of Principal Risks—Foreign (Non-U.S.) Investment Risk” and “Description of Principal Risks—Foreign Currency Risk.”

The U.S. dollar-denominated foreign securities in which a Fund may invest include Eurodollar obligations and “Yankee Dollar” obligations. Eurodollar obligations are U.S. dollar-denominated certificates of deposit and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Eurodollar and Yankee Dollar obligations are generally subject to the same risks that apply to domestic debt issues, notably credit risk, market risk and liquidity risk. Additionally, Eurodollar (and to a limited extent, Yankee Dollar) obligations are subject to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital, in the form of U.S. dollars, from flowing across its borders. Other risks include adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding taxes; and the expropriation or nationalization of foreign issuers.

Each Fund also may invest in sovereign debt issued by foreign governments, their agencies or instrumentalities, of developing or “emerging market” issuers. As a holder of sovereign debt, a Fund may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In addition, there are generally no bankruptcy proceedings similar to those in the United States by which defaulted sovereign debt may be collected. Each Fund also may invest in Brady Bonds, which are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with a debt restructuring. Investments in Brady Bonds may be viewed as speculative. Brady Bonds acquired by a Fund may be subject to restructuring arrangements or to requests for new credit, which may cause a Fund to realize a loss of interest or principal on any of its portfolio holdings.

Each Fund’s investments in securities that trade in, or receive revenues in, foreign currencies will be subject to currency risk, which is the risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect any investment. Each Fund expects to engage in transactions involving foreign currencies in order to hedge against foreign currency risk. For instance, each Fund may purchase foreign currencies on a spot (cash) basis and enter into forward foreign currency exchange contracts, foreign currency futures contracts and

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options on foreign currencies and futures. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that a Fund will engage in such transactions at any given time or from time to time. Also, these transactions may not be successful and may eliminate any chance for a Fund to benefit from favorable fluctuations in relevant foreign currencies.

Please see “Description of Principal Investment Strategies and Risks—Foreign (Non-U.S.) Securities,” “Description of Principal Investment Strategies and Risks—Foreign Currency Transactions” and “Description of Principal Investment Strategies and Risks—Foreign Currency Exchange-Related Securities” in the SAI for a more detailed description of the types of foreign investments and foreign currency transactions in which a Fund may invest and their related risks.

Mortgage-Backed and Other Asset-Backed Securities. Asset-backed securities represent interests in, or debt instruments that are backed by, pools of various types of assets that generate cash payments, generally over fixed periods of time, consisting of mortgages, motor vehicle installment sales, contracts, installment loan contracts, leases of various types of real and personal property, receivables from revolving (credit card) agreements and student loans. Such securities entitle the security holders to receive distributions (i.e., principal and interest) that are tied to the payments made by the borrower on the underlying assets (less fees paid to the originator, servicer, or other parties, and fees paid for credit enhancement), so that the payments made on the underlying assets effectively pass through to such security holders. Asset-backed securities typically are created by an originator of loans or owner of accounts receivable that sells such underlying assets to a special purpose entity in a process called a securitization. The special purpose entity issues securities that are backed by the payments on the underlying assets, and have a minimum denomination and specific term. Mortgage-backed securities are asset-backed securities that represent, directly or indirectly, a participation in, or are secured by and payable from, mortgage loans on real property.

The value of some mortgage- or other asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-backed securities may expose a Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-backed security generally will decline; however, when interest rates are declining, the value of mortgage-backed securities with prepayment features may not increase as much as other fixed income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-backed security, and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-backed security, the volatility of the security can be expected to increase. The value of these securities may fluctuate in response to the market’s perception of the creditworthiness of the issuers. Additionally, although mortgages and mortgage-backed securities may be supported by some form of government or private guarantee and/or insurance, there is no assurance that guarantors or insurers will meet their obligations.

Structured Products. Each Fund may invest in collateralized bond and loan obligations, which are privately negotiated debt obligations where principal and/or interest payments are determined by reference to the performance of a benchmark asset (such as a portfolio of selected securities), interest rate or index, or the differential performance of two assets, interest rates or indexes, including bond indexes (an “embedded index”). These structured instruments may be issued by corporations, including banks, as well as by governmental agencies. Each Fund may invest in structured products of any credit quality, including those rated investment grade and below investment grade or considered to be of comparable quality. Structured instruments frequently are assembled in the form of medium-term notes, but a variety of forms are available and may be used in particular circumstances. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but ordinarily not below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending on a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured products may be determined by applying a multiplier to the performance or differential performance of the referenced indexes or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

Babson Capital may utilize structured instruments for investment purposes and also for risk management purposes, such as to reduce the duration and interest rate sensitivity of a Fund’s portfolio. While structured instruments may offer the potential for a favorable rate of return from time to time, they also entail certain risks. Structured instruments may be less liquid than other debt securities, and the price of structured instruments may be more volatile. Structured instruments also may involve significant credit risk and risk of default by the counterparty. Like other sophisticated strategies, the Funds’ use of structured instruments may not work as intended. If the value of the embedded index changes in a manner other than that expected by Babson Capital, principal and/or interest payments received on the structured instrument may be substantially less than expected.

Each Fund may invest in collateralized loan obligations (“CLOs”). A CLO is a trust typically collateralized by a pool of loans, which may include, among others, U.S. and non-U.S. secured loans and unsecured loans, including loans of below investment grade quality. Each Fund may invest in collateralized bond obligations (“CBOs”). A CBO is a trust that is backed by a diversified pool of high risk, below investment grade debt securities. CLOs and CBOs may charge management fees and administrative expenses. The cash flows from the trust typically are split into portions (“tranches”) varying in risk and yield. The riskiest portion is the “equity” tranche, which bears the bulk of defaults from the loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO or CBO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO or CBO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO or CBO securities as a class. The risks of an investment in a CLO or CBO depend largely on the type of the collateral securities and the class of the CLO or CBO in which a Fund invests. Normally, CLOs or CBOs are privately offered and sold, and thus are not registered under the securities laws; however, an active dealer market may exist for CLOs or CBOs allowing a CLO or CBO to qualify under Rule 144A under the Securities Act of 1933, as amended. In addition to the normal risks associated with fixed income securities discussed elsewhere in this Prospectus and in the SAI (e.g., interest rate risk and default risk), CLOs and CBOs carry additional risks including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the collateral may decline in value or default; (iii) the Funds may invest in CLOs or CBOs that are subordinate to other tranches; (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; (v) the risk of forced “fire sale” liquidation of collateral due to technical defaults such as coverage test failures; and (vi) the manager of the CLO or CBO may perform poorly.

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Preferred Stocks. Each Fund may invest in preferred stocks. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from liquidation of the company. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in the company. Some preferred stocks offer a fixed rate of return with no maturity date. Because they never mature, these preferred stocks act like long-term bonds, can be more volatile than other types of preferred stocks and may have heightened sensitivity to changes in interest rates. Other preferred stocks have a variable dividend, generally determined on a quarterly or other periodic basis, either according to a formula based upon a specified premium or discount to the yield on particular U.S. Treasury securities or based on an auction process, involving bids submitted by holders and prospective purchasers of such stocks. Because preferred stocks represent an equity ownership interest in a company, their value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in a company’s financial condition or prospects, or to fluctuations in the equity markets.

Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities. Each Fund may invest in zero-coupon bonds, step-ups and payment-in-kind securities. Zero-coupon bonds pay interest only at maturity rather than at intervals during the life of the security. Like zero-coupon bonds, “step-up” bonds pay no interest initially but eventually begin to pay a coupon rate prior to maturity, which rate may increase at stated intervals during the life of the security. Payment-in-kind securities (“PIKs”) are debt obligations that pay “interest” (“PIK interest”) in the form of other debt obligations, instead of in cash. Zero-coupon bonds, step-ups and PIKs allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash. To the extent those instruments do not amortize principal, at maturity repayment may also be dependent on the ability of the borrower to refinance the face amount of the debt. Each of these instruments is typically issued and traded at a deep discount from its face amount. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. The market prices of zero-coupon bonds, step-ups and PIKs generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality. In order to maintain its qualification as a “regulated investment company” for U.S. federal income tax purposes, a Fund would be required to distribute the income on these instruments as it accrues, even though the Fund will not receive the income on a current basis or in cash. Thus, a Fund may have to sell other investments, including when it may not be advisable to do so, to make income distributions to its shareholders. Under certain market conditions, investments in zero-coupon bonds, step-ups and PIKs may be illiquid, making it difficult for a Fund to dispose of them or determine their current value.

Generally, when payments on a loan become past due, or a Fund otherwise does not expect the borrower to be able to meet its obligations to the Fund, the Fund will place the loan on non-accrual status and will cease recognizing PIK interest income on that loan for financial reporting purposes until all principal and interest has been brought current through payment or through a restructuring as a result of which the Fund determines that the interest income should be collectible. A Fund will write off any previously accrued and uncollected PIK interest when it determines that the PIK interest is no longer collectible.

Derivatives. Global Floating Rate Fund may, and Global Credit Income Opportunities Fund may to a significant extent, use a variety of over-the-counter and exchange-traded derivative instruments for hedging or risk management purposes or for speculative purposes—as substitutes for investments in securities in which a Fund can invest—as part of its investment strategies to increase return. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt instruments, interest rates, currencies or currency exchange rates, commodities, and related indexes. Although each Fund reserves the flexibility to use various derivative instruments as Babson Capital deems advisable, it anticipates that its derivative instrument investments in its first year of operations will consist primarily of total return swaps, options, index swaps or swaps on components of an index, interest rate swaps, credit default swaps and foreign currency forward contracts and futures. A Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investment directly in securities and other more traditional investments. See “Description of Principal Risks—Derivatives Risk.” Certain types of derivative instruments are described elsewhere in this section, including those described

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under “—Certain Interest Rate Transactions,” “—Structured Products,” “—Credit Default Swaps” and “—Total Return Swaps.” Please see “Description of Principal Investment Strategies and Risks—Derivative Instruments” in the SAI for additional information about these and other derivative instruments that a Fund may use and the risks associated with such instruments. There is no assurance that these derivative strategies will be available at any time or that Babson Capital will determine to use them for a Fund or, if used, that the strategies will be successful. In addition, a Fund may be subject to certain restrictions on its use of derivative strategies imposed by the terms of the Fund’s expected credit facility.

Credit Default Swaps. Each Fund may enter into credit default swap contracts to obtain exposure to particular issuers. For hedging purposes, a Fund would be the buyer of a credit default swap contract. In that case, the Fund would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract in the event of a default by a third party, such as a U.S. or foreign issuer, on the debt obligation. In return, a Fund would pay to the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would have spent the stream of payments and received no benefit from the contract.

Total Return Swaps. Each Fund may enter into total return swaps to add leverage to the portfolio and to transfer risk. Total return swaps are contracts in which one party agrees to make payments of the total return from the underlying assets, which may include securities, baskets of securities, or securities indices during the specified period, in return for payments equal to a fixed or floating rate of interest or the total return from other underlying assets.

Certain Interest Rate Transactions. Each Fund may enter into interest rate swap or cap transactions in order to change the interest rate exposure inherent in a Fund’s underlying investments and capital structure. Interest rate swaps involve a Fund’s agreement with the swap counterparty to pay a fixed rate payment in exchange for the counterparty paying the Fund a variable rate payment. The payment obligation would be based on the notional amount of the swap. A Fund may use an interest rate cap, which would require the Fund to pay a premium to the cap counterparty and would entitle the Fund, to the extent that a specified variable rate index exceeds a predetermined fixed rate, to receive from the counterparty payment of the difference based on the notional amount. A Fund may use interest rate swaps or caps with the intent to reduce or eliminate the risk that an increase in short-term interest rates could pose for the performance of the shares as a result of leverage, and also may use these instruments for other hedging or investment purposes.

Bank Obligations. Each Fund may invest in certain bank obligations, consisting of certificates of deposit, bankers’ acceptances, and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation.

Commercial Paper. Each Fund may invest in commercial paper. Commercial paper represents short-term unsecured promissory notes issued by corporations such as banks or bank holding companies and finance companies. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

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Repurchase Agreements. Each Fund may enter into repurchase agreements, in which a Fund purchases a security from a bank or broker-dealer and the bank or broker-dealer agrees to repurchase the security at the Fund’s cost plus interest within a specified time. In essence, such transactions function as a loan between a Fund and the counterparty, with the transferred security acting as collateral for the loan. If the party agreeing to repurchase should default, a Fund will seek to sell the securities which it holds. This could involve transaction costs or delays in addition to a loss on the securities if their value should fall below their repurchase price.

Distressed Securities. Each Fund may invest in issuers that are in default at the time of purchase. Distressed securities are issued by issuers that are in default at the time of purchase and that may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. Distressed securities frequently do not produce income while they are outstanding, and a Fund may be required to incur certain extraordinary expenses in order to protect and recover its investment.

Common Stocks. Each Fund may invest in equity securities incident to the purchase or ownership of a loan or debt instrument only to protect its existing investment in debt securities. Each Fund may hold or have exposure to common stocks of issuers of any size (in terms of market capitalization or otherwise) and in any industry or sector. Because a Fund may have exposure to common stocks, historical trends would indicate that the Fund’s portfolio and investment returns will be subject at times, and over time, to higher levels of volatility and market and issuer-specific risk than if it invested exclusively in debt securities.

Warrants and Rights. Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants usually are issued together with a bond or preferred stock and entitle a holder to purchase a specified amount of common stock at a specified price typically for a period of years. Rights usually have a specified purchase price that is lower than the current market price and entitle a holder to purchase a specified amount of common stock typically for a period of only weeks. Warrants may be used to enhance the marketability of a bond or preferred stock.

Borrowing and Leverage. Each Fund may borrow up to one-third of its assets (including the amount borrowed) to fund redemptions, post collateral for hedges or to purchase assets prior to settlement of pending sale transactions. Any such borrowings, as well as transactions such as when-issued, delayed-delivery, forward commitment purchases and loans of portfolio securities, can result in leverage. The Funds’ investments in derivatives may also involve leverage. The use of leverage involves special risks, and makes the net asset value of the Funds and the yield to shareholders more volatile.

Other Investment Companies. Each Fund may invest in securities of other open- or closed-end investment companies to the extent that such investments are consistent with the Fund’s investment objectives and policies. Each Fund may invest in other investment companies either during periods when it has large amounts of uninvested cash, during periods when there is a shortage of attractive income-producing securities available in the market, or when Babson Capital believes share prices of other investment companies offer attractive values. Each Fund may invest in investment companies that are advised by Babson Capital or its affiliates. As a stockholder in an investment company, a Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Shareholders would therefore be subject to duplicative expenses to the extent a Fund invests in other investment companies. Babson Capital will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments in loans, high-yield bonds and other securities. In addition, the securities of other investment companies may be leveraged and will therefore be subject to the same leverage risks as the risks described in the section entitled “Other Investment Strategies and Risks—Leverage Risk.” For example, the net asset value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

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Additional Information. The foregoing percentage limitations in each Fund’s investment strategies apply at the time of purchase of securities. The Board of Trustees may change any of the foregoing investment policies, including the Funds’ investment objectives and the Global Floating Rate Fund’s 80% investment policy, without shareholder approval. The Global Floating Rate Fund will provide shareholders with written notice at least 60 days prior to a change in its 80% investment policy.

See “Description of Principal Investment Strategies and Risks” and “Other Investment Strategies and Risks” in the SAI for additional information regarding the investments of the Funds and their related risks.

DESCRIPTION OF PRINCIPAL RISKS

The following supplements the information regarding each Fund’s investment objective and principal risks. This summary describes the nature of the principal risks, but is not intended to include every potential risk. Unless otherwise specified, each risk summarized below applies to each Fund. The Funds could be subject to additional risks because the types of investments they make may change over time. Please see “Other Investment Strategies and Risks” below for additional risks associated with the Funds’ investment practices. The SAI includes more information about the Funds and their investments. Each Fund is not intended to be a complete investment program.

Below Investment Grade (High Yield/Junk Bond) Instruments Risk. Each Fund expects to invest in bonds and loans of corporate issuers that are, at the time of purchase, rated below investment grade by at least one credit rating agency (below Baa3 by Moody’s, or below BBB- by either S&P or Fitch) or unrated but judged by the Manager or the Sub-Adviser to be of comparable quality. Each Fund may also invest in other below investment grade debt obligations. Below investment grade debt instruments carry greater credit and liquidity risk than investment grade instruments. These instruments are often also referred to as high yield instruments or “junk bonds”. Below investment grade debt instruments are considered to be predominantly speculative investments. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Below investment grade debt instruments are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These instruments may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the financial markets generally and less secondary market liquidity. The prices of below investment grade debt instruments may be affected by legislative and regulatory developments. Because below investment grade debt instruments are difficult to value and are more likely to be fair valued (see “Net Asset Value”), particularly during erratic markets, the values realized on their sale may differ from the values at which they are carried on the books of a Fund. The Manager and the Sub-Adviser will consider both credit risk and market risk in making investment decisions for a Fund.

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Below investment grade debt instruments are often issued in connection with a corporate reorganization or restructuring or as part of a merger, acquisition, takeover or similar event. They are also issued by less established companies seeking to expand. Such issuers are often highly leveraged and generally less able than more established or less leveraged entities to make scheduled payments of principal and interest in the event of adverse developments or business conditions.

The market value of below investment grade debt instruments tends to reflect individual corporate developments to a greater extent than that of higher-rated instruments, which generally react primarily to fluctuations in the general level of interest rates. As a result, when a Fund invests in such high yield instruments, its ability to achieve its investment objective may depend to a greater extent on the judgment of the Manager and the Sub-Adviser concerning the creditworthiness of issuers than funds that invest in higher-rated instruments. Issuers of below investment grade debt instruments may not be able to make use of more traditional methods of financing and their ability to service debt obligations may be more adversely affected than issuers of higher-rated instruments by economic downturns, specific corporate developments or the issuer’s inability to meet specific projected business forecasts. Negative publicity about the high yield markets and investor perceptions regarding lower-rated or unrated instruments, whether or not based on fundamental analysis, may depress the prices for such instruments.

If a default occurs with respect to any below investment grade debt instruments and a Fund sells or otherwise disposes of its exposure to such instruments, it is likely that the proceeds would be less than the unpaid principal and interest. Even if such instruments are held to maturity, recovery by a Fund of its initial investment and any anticipated income or appreciation would be uncertain and may not occur.

The secondary market for below investment grade debt instruments may be concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such instruments is not as liquid as, and is more volatile than, the secondary market for higher-rated instruments. In addition, market trading volume for high yield instruments is generally lower and the secondary market for such instruments could contract under adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer.

Certain Affiliations. Certain Financial Intermediaries may be considered to be affiliated persons of a Fund or of Babson Capital due to their possible affiliations with Massachusetts Mutual Life Insurance Company, the ultimate parent company of Babson Capital. Absent an exemption from the SEC or other regulatory relief, each Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit a Fund’s ability to engage in securities transactions and to take advantage of market opportunities.

Counterparty Risk. Each Fund will be subject to credit risk with respect to the counterparties to the derivative contracts which are not cleared through a central counterparty but instead are traded over-the-counter between two counterparties. If a counterparty to an over-the-counter derivative becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, a Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. A Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter derivative transactions since generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to a Fund. In addition, in the event of a bankruptcy of a clearing house, a Fund could experience a loss of the funds deposited with such clearing house as margin and of any profits on its open positions.

Credit Risk. Credit risk is the risk that one or more debt obligations in a Fund’s portfolio will decline in price, or fail to pay dividends, interest or principal when due because the issuer of the obligation experiences an actual or perceived decline in its financial status. Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated instruments. They do not, however, evaluate the market value risk of below investment grade debt instruments and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or

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in the conditions of the issuer that affect the market value of the instruments. Consequently, credit ratings are used only as a preliminary indicator of investment quality. Investments in below investment grade and comparable unrated obligations will be more dependent on the Manager’s and the Sub-Adviser’s credit analysis than would be the case with investments in investment grade instruments. The Manager and the Sub-Adviser employ their own credit research and analysis, which includes a study of existing debt, capital structure, ability to service debt and to pay dividends, sensitivity to economic conditions, operating history and current earnings trends.

Derivatives Risk. Global Floating Rate Fund may, and Global Credit Income Opportunities Fund may to a significant extent, use a variety of derivative instruments for hedging or risk management purposes, or for speculative purposes—as substitutes for investments in securities in which a Fund can invest—as part of its investment strategies to increase the return of a Fund. Such derivatives may consist of options on futures contracts, indexes or components of an index, interest rate or other futures contracts and swap agreements (consisting of total return swaps, credit default swaps, index swaps or swaps on components of an index and foreign currency forward contracts and futures), as well as through investments in structured products or credit-linked notes. Derivatives are subject to a number of risks described elsewhere in this Prospectus, such as liquidity risk, interest rate risk, credit risk, management risk and volatility risk. Over-the-counter derivatives are highly susceptible to liquidity risk and counterparty risk. Derivatives, in particular over-the-counter derivatives, also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that a Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

Distressed Securities Risk. Each Fund may invest in issuers that are in default at the time of purchase. Issuers in which a Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. Distressed securities frequently do not produce income while they are outstanding. A Fund may be required to incur certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent a Fund is invested in distressed securities, its ability to achieve current income for its shareholders may be diminished. A Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the distressed securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or a plan of reorganization is adopted with respect to distressed securities held by a Fund, there can be no assurance that the securities or other assets a Fund receives in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities a Fund receives upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of a Fund’s participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed securities, the Fund may be restricted from disposing of such securities.

Duration Risk. Each Fund may invest in investments of any duration or maturity. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). By way of example, a fund with a duration of 5 would be expected to experience a 5% decline in value if interest rates were to rise one percentage point. Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen a Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Equity Securities Risk. The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time. Common stock is subordinate to any preferred stock and debt securities of the same issuer with respect to the payment of dividends and in liquidation or bankruptcy. The market prices of warrants and rights to purchase common stock are usually significantly less than the price of the underlying stock. As a result, the prices of warrants and rights are often more volatile than the price of the underlying stock. Limited partnership interests involve risks that differ from an investment in common stock. Holders of limited partnership interests have more limited control and limited rights to vote on matters affecting the partnership.

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they can charge. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change. Because financial services companies are highly dependent on short-term interest rates, they can be adversely affected by downturns in the U.S. and foreign economies or changes in banking regulations. Credit losses resulting from financial difficulties of borrowers can negatively affect financial services companies. Insurance companies can be subject to severe price competition. The financial services industry is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed. These changes may make it more difficult for the Manager to analyze loans in this industry. Additionally, the recently increased volatility in the financial markets and implementation of the recent financial reform legislation may affect the financial services industry as a whole in ways that may be difficult to predict.

Foreign Currency Risk. Although each Fund will report its net asset value and pay dividends in U.S. dollars, foreign securities often are purchased with, and make dividend or interest payments in, foreign currencies. Therefore, when a Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the value of securities denominated in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar (although Babson Capital intends generally to hedge investments denominated in foreign currencies back to the U.S. dollar under current market conditions), and a decline in applicable foreign exchange rates could reduce the value of such securities held by a Fund.

Foreign (Non-U.S.) Investment Risk. Each Fund’s investments in foreign issuers and in securities denominated in foreign currencies involve special risks. These risks include imposition of additional taxes; trading, settlement, custodial and other operational risks; and risks arising from the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market. Foreign investments involve special risks, including:

•	Political and economic developments: Foreign investments may be subject to the risks of seizure by a foreign government, imposition of restrictions on the exchange or export of foreign currency, and tax increases.

•	Unreliable or untimely information: There may be less information publicly available about a foreign issuer than about most U.S. issuers, and foreign issuers are usually not subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States.

•	Limited legal recourse: Legal remedies for investors in foreign companies may be more limited than the remedies available to U.S. investors.

•	Trading practices: Brokerage commissions and other fees are generally higher for foreign investments than for U.S. investments. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

•	Limited markets: Certain foreign investments may be less liquid (harder to buy and sell) and more volatile than most U.S. investments, which means that the Sub Adviser may at times be unable to sell these foreign investments at desirable prices. For the same reason, it may at times be difficult to value the Funds’ foreign investments.

Inflation Risk. Inflation risk is the risk that the value of assets or income from a Fund’s investments will be worth less in the future as inflation decreases the value of money.

Interest Rate Risk. Generally, when market interest rates rise, the prices of fixed rate debt obligations fall, and vice versa. Interest rate risk is the risk that the debt obligations in a Fund’s portfolio will decline in value because of increases in market interest rates. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing a Fund’s value. In typical market interest rate environments, the prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. A Fund’s use of leverage, as described below, will tend to increase share interest rate risk. Interest rate risk generally is lower for floating rate instruments than for fixed rate debt obligations.

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Issuer Risk. The value of securities may decline for a number of reasons that relate directly to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Leverage creates several major types of risks for shareholders, including:

Liquidity Risk. Each Fund may invest up to 15% of its total assets in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which a Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, a Fund may not be able to dispose of illiquid securities at a favorable time or price when desired. Below investment grade loans and other debt securities tend to be less liquid than higher-rated securities.

In addition, derivatives instruments may not be liquid in all circumstances, so that in volatile markets a Fund may not be able to close out a position without incurring a loss. Although both over-the-counter and exchange-traded derivatives markets may experience the lack of liquidity, over-the-counter non-standardized derivative transactions

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are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, speculative position limits, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. The absence of liquidity may also make it more difficult for a Fund to ascertain a market value for such instruments. The inability to close options and futures positions also could have an adverse impact on a Fund’s ability to effectively hedge its portfolio.

Loan Risk. The loans in which a Fund will invest are largely floating rate instruments; therefore, the interest rate risk generally is lower than for fixed rate debt obligations. However, from the perspective of the borrower, an increase in interest rates may adversely affect the borrower’s financial condition. Due to the unique and customized nature of loan agreements evidencing loans and the private syndication thereof, loans are not as easily purchased or sold as publicly traded securities. Although the range of investors in loans has broadened in recent years, there can be no assurance that future levels of supply and demand in loan trading will provide the degree of liquidity which currently exists in the market. In addition, the terms of the loans may restrict their transferability without borrower consent. These factors may have an adverse effect on the market price and a Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for a Fund to obtain precise valuations of the high yield loans in its portfolio.

Loans to companies operating in workout modes or under statutory bankruptcy protection are, in certain circumstances, subject to certain potential liabilities which may exceed the amount of the loan. For example, under certain circumstances, lenders who have inappropriately exercised control of the management and policies of a debtor may have their claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions.

Loans may be deemed to have substantial vulnerability to default in payment of interest and/or principal. Certain of the loans that a Fund may invest in have large uncertainties or major risk exposures to adverse conditions, and may be considered to be predominantly speculative. Generally, such loans offer a higher return potential than better quality loans, but involve greater volatility of price and greater risk of loss of income and principal. The market values of certain of these loans also tend to be more sensitive to changes in economic conditions than better quality loans.

As a result of a Fund’s investment in below investment grade investments and as a consequence of credit problems with such investment and the possibility that a Fund may participate in restructuring activities, it is possible that a Fund may become involved in litigation. Litigation entails expense and the possibility of counterclaim against a Fund and ultimately judgments may be rendered against the Fund for which the Fund may not carry insurance.

A Fund may invest directly or indirectly in loans by purchasing participations or sub-participations from certain financial institutions which will represent the right to receive a portion of the principal of, and all of the interest relating to such portion of, the applicable loan. In purchasing participations, a Fund will usually have a contractual relationship only with the selling institution, and not the borrower. When investing in participations, a Fund generally will have no right directly to enforce compliance by the borrower with the terms of the loan agreement, no rights of set-off against the borrower and no right to object to certain changes to the loan agreement agreed to by the selling institution. In addition, a Fund may not directly benefit from the collateral supporting the related loan, may be subject to any rights of set-off the borrower has against the selling institution and will generally be subject to the credit risk of the selling institution.

In the event of the insolvency of the selling institution, under the laws of the relevant jurisdictions, a Fund may be treated as a general creditor of such selling institution and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the loan. Consequently, a Fund will be subject to the credit risk of the selling institution as well as that of the borrower. The Manager’s and the Sub-Adviser’s credit analyses will focus on the underlying obligor of a loan. Accordingly, the independent credit analysis performed on a selling institution generally will not be as extensive as the independent credit analysis performed on the underlying obligor.

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If a Fund invests in loans in which it has a direct contractual relationship with the borrower, there are additional risks involved. For example, if a loan is foreclosed, a Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. As a result, a Fund may be exposed to losses resulting from default and foreclosure. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying assets will further reduce the proceeds and thus increase the loss. There is no assurance that a Fund will correctly evaluate the value of the assets collateralizing the loan. In the event of a reorganization or liquidation proceeding relating to the borrower, a Fund may lose all or part of the amounts advanced to the borrower. There is no guarantee that the protection of a Fund’s interests will be adequate, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, there is no assurance that claims may not be asserted that might interfere with enforcement of a Fund’s rights.

Loan obligations are subject to unique risks, including the possible invalidation of an investment as a fraudulent conveyance under relevant creditors’ rights laws. Further, when exposure to loans is gained by purchase of participations there is the additional credit and bankruptcy risk of the direct participant and its failure for whatever reason to account to a Fund for monies received in respect of loans directly held by it. In analyzing each loan, assignment or participation, the Manager will compare the relative significance of the risks against the expected benefits of the investment.

Floating rate loans provide for a periodic adjustment in the interest rate paid on the obligations. The interest rate on a floating rate loan resets periodically, typically every 30, 60 or 90 days. While, because of the interest rate reset feature, floating rate loans provide a Fund with a certain degree of protection against rising interest rates, the value of the Fund’s floating rate loans may decline as interest rates rise because the Fund will continue to earn interest at the previously-established rate until the interest rate for each loan resets. The risks associated with floating rate loans may also be present with respect to fixed-to-floating-rate securities in which a Fund may invest. A secondary risk associated with declining interest rates is the risk that income earned by a Fund on floating rate and fixed-to-floating-rate securities will decline due to lower coupon payments on floating rate securities.

Management Risk. Each Fund is subject to management risk because it is an actively managed portfolio. The Manager and the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for each Fund, but there can be no guarantee that such techniques and analyses will produce the desired results.

Non-Diversification Risk. Each Fund is a “non-diversified” investment company and therefore may invest a greater percentage of its assets in the securities of fewer issuers than funds that are “diversified.” Accordingly, each Fund is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be.

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No Prior History. Each Fund is a recently organized, non-diversified, open-end management investment company with no history of operations.

Potential Conflicts of Interest Risk. The Manager, the Sub-Adviser and their affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Funds. The Manager, the Sub-Adviser and their affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Funds. The Manager, the Sub-Adviser and its affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Manager, the Sub-Adviser or their affiliates are under any obligation to share any investment opportunity, idea or strategy with the Funds. As a result, the Manager, the Sub-Adviser and their affiliates may compete with the Funds for appropriate investment opportunities. The results of the Funds’ investment activities, therefore, may differ from those of other accounts managed by the Manager, the Sub-Adviser and their affiliates, and it is possible that a Fund could sustain losses during periods in which one or more of the proprietary or other accounts managed by the Manager or its affiliates achieve profits. The Manager and the Sub-Adviser have informed the Funds’ Board of Trustees that the investment professionals associated with the Manager and the Sub-Adviser are actively involved in other investment activities not concerning the Funds and will not be able to devote all of their time to the Funds’ business and affairs. The Manager, the Sub-Adviser and their affiliates have adopted policies and procedures designed to address potential conflicts of interests and to allocate investments among the accounts managed by the Manager, the Sub-Adviser and their affiliates in a fair and equitable manner.

Portfolio Turnover Risk. The techniques and strategies contemplated by each Fund might result in a high degree of portfolio turnover. Higher portfolio turnover rates result in corresponding increases in trading costs and can generate short-term capital gains taxable to shareholders as ordinary income when distributed to them.

Prepayment and Extension Risk. Prepayment and extension risk is the risk that a loan, bond or other investment might be called or otherwise converted, prepaid or redeemed before maturity. This risk is primarily associated with mortgage-backed and other asset-backed securities and floating rate loans. If the investment is converted, prepaid or redeemed before maturity, particularly during a time of declining interest rates or spreads, the Fund may not be able to invest the proceeds in other investments providing as high a level of income, resulting in a reduced yield to the Fund. Conversely, as interest rates rise or spreads widen, the likelihood of prepayment decreases and the maturity of the investment may extend. The Fund may be unable to capitalize on securities with higher interest rates or wider spreads because the Fund’s investments are locked in at a lower rate for a longer period of time.

Reinvestment Risk. Income from a Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the shares’ overall return.

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Structured Products Risk. Each Fund may invest in collateralized bond and loan obligations. Holders of these structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Funds may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Funds.

Certain structured products may be thinly traded or have a limited trading market. CLOs are typically privately offered and sold. As a result, investments in CLOs may be characterized by the Funds as illiquid securities. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Investments in structured products involve risks, including credit risk and market risk. Where the Funds’ investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

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Volatility Risk. A Fund could suffer losses related to its derivative positions as a result of unanticipated market movements, which losses may be potentially unlimited.

OTHER INVESTMENT STRATEGIES AND RISKS

In addition to the principal investment strategies described in “Description of Principal Investments,” a Fund may utilize from time to time one or more of the non-principal investment practices described below to assist it in reaching its investment objective. In addition to the principal risks discussed in “Description of Principal Risks,” the Funds’ investments involve additional non-principal risks which are summarized below. The SAI also contains more detailed or additional information about certain of these practices, risks and/or the limitations adopted by the Funds to help manage such risks. Not all Funds may engage in the practices described below.

Temporary Defensive Positions. When adverse market or economic conditions occur, the Funds may temporarily invest all or a portion of its total assets in high quality money market instruments, cash and cash equivalents and other defensive instruments. The Manager or Sub-Adviser may make these investments or increase its investment in these securities when it is unable to find enough attractive long-term investments, to reduce exposure to the Fund’s primary investments when the Manager or Sub-Adviser believes it is advisable to do so, or to meet anticipated levels of redemption. Investments in short-term debt securities can be sold easily and have limited risk of loss but earn only limited returns. Temporary defensive investments may limit the Funds’ ability to meet their respective investment objective.

Defensive Investment Strategy Risk. Each Fund may depart from its principal investment strategies by temporarily investing for defensive purposes in high quality money market instruments, cash and cash equivalents and other defensive instruments when adverse market, economic or political conditions exist. To the extent that a Fund invests defensively, it may not be able to pursue its investment objective. A Fund’s defensive investment position may not be effective in protecting its value.

Focused Investment Risk. Each Fund’s investments in loans arranged through private negotiations between a borrower and several financial institutions may expose the Fund to risks associated with the financial services industry. Financial services companies are subject to extensive government regulation, which can limit both the amounts and types of loans and other financial commitments they can make and the interest rates and fees.

Leverage Risk. A Fund’s use of leverage presents special risks for shareholders. There can be no assurance that a Fund’s leveraging strategies will be successful. Leverage is a speculative technique that exposes a Fund to greater risk and increased costs. The use of leverage will cause a Fund’s net asset value to be more volatile than if leverage were not used. For example, a rise in short-term interest rates, which are near or at historically low levels, will cause a Fund’s net asset value to decline more than if the Fund had not used leverage. The use of leverage may also cause more volatility in the level of a Fund’s distributions. The net proceeds a Fund obtains from its use of leverage will be invested in accordance with the Fund’s investment objectives and strategies as described in this Prospectus. It is anticipated that interest expense payable by a Fund with respect to its leverage will be based on shorter-term interest rates that would be periodically reset. If, however, shorter-term interest rates rise relative to the rate of return on a Fund’s portfolio, the interest and other costs to the Fund of leverage could exceed the rate of return on the loans and other investments held by the Fund, thereby reducing return to shareholders. Therefore, a Fund’s use of leverage may result in a lower yield on shares than would have occurred had leverage not been used. Leverage creates several major types of risks for shareholders, including:

•	the likelihood of greater volatility of net asset value of shares than a comparable portfolio without leverage;

•	the possibility either that share dividends will fall if the interest and other costs of leverage rise, or that dividends paid on shares will fluctuate because such costs vary over time;

•

the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the net asset value of the shares than if a Fund were not leveraged; and

•	leverage will increase operating expenses, which may reduce total return

In addition, the counterparties to a Fund’s leveraging transactions will have priority of payment over the Fund’s shareholders.

Limited Information Risk. The types of loans in which each Fund will invest may not have been rated by a rating agency, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although each Fund will generally have access to financial and other information made available to the lenders in connection with loans, the amount of public information available with respect to the loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of each Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Manager than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.

Market Disruption Risk. Global financial markets have recently experienced periods of unprecedented turmoil. The debt and equity capital markets in the United States and around the world were negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system were also experiencing severe economic distress, materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial firms in particular.

The instability in the financial markets has led governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a Fund invests, or the issuers of such instruments, in ways that are unforeseeable.

The current financial market situation, as well as various social, political, and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. The continuation or further deterioration of the current U.S. and global economic downturn could adversely impact a Fund’s portfolio.

Regulatory Risk. The derivatives markets have recently become subject to comprehensive statutes, regulations and margin requirements. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in July 2010. The Dodd-Frank Act requires most transactions in over-the-counter derivatives to be executed on a regulated market and cleared through a central counterparty, which may result in increased margin requirements and costs for a Fund. Further, the Commodity Futures Trading Commission (the “CFTC”) has recently rescinded certain exemptions from registration requirements under the U.S. Commodity Exchange Act (the “CEA”) that have been previously available under CFTC Rule 4.5 to investment companies registered with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”). Each Fund has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) under the CEA pursuant to Rule 4.5 under the CEA promulgated by the CFTC. As it relates to each Fund, Babson Capital currently is not, therefore, subject to registration or regulation as a CPO under the CEA and each Fund intends to be operated so as not to be deemed to be a “commodity pool” under the regulations of the CFTC under current law. In the event that a Fund’s investments in derivative instruments regulated under the CEA, including futures, swaps and options, exceed the thresholds set forth in Rule 4.5, the Manager may be required to register as a CPO and/or “commodity trading advisor” with the CFTC as it relates to the Funds. In the event the Manager is required to register with the CFTC with respect to the Funds, it will become subject to additional recordkeeping, disclosure and reporting requirements, which may increase the Fund’s expenses.

The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts; those position limits may in the future also apply to certain other derivatives positions a Fund may wish to take. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if a Fund does not intend to exceed applicable position limits, it is possible that different clients managed by Babson Capital and its affiliates may in the future be aggregated for this purpose. Therefore it is possible that in the future the trading decisions of Babson Capital may have to be modified and that positions held by a Fund may have to be liquidated in order to avoid exceeding such limits.

The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the performance of a Fund.

Substantial Redemption Risk. If substantial numbers of shares in a Fund were to be redeemed at the same time or at approximately the same time, the Fund might be required to liquidate a significant portion of its investment portfolio quickly to meet the redemptions. A Fund might be forced to sell portfolio securities at prices or at times when it would otherwise not have sold them, resulting in a reduction in the Fund’s net asset value per share; in addition, a substantial reduction in the size of the Fund may make it difficult for the Manager to execute its investment program successfully for the Fund for a period following the redemptions.

Valuation Risk. Each Fund may invest some of its assets in illiquid and/or unquoted securities or instruments. Such investments or instruments will be valued in accordance with procedures adopted by the Funds’ Board of Trustees, as described in the section “Net Asset Value” in this Prospectus. Such investments are inherently difficult to value and are the subject of substantial uncertainty. As a result, the daily performance of a Fund may vary. There is no assurance that the estimates resulting from the valuation process will reflect the actual sales or “close-out” prices of such securities

MANAGEMENT OF THE FUNDS

Trustees and Officers

The Board of Trustees is responsible for the management of the Funds, including supervision of the duties performed by the Manager. There are currently five trustees of the Funds, one of whom is an “interested person” (as defined in the 1940 Act). The names and business addresses of the trustees and officers of the Funds and their principal occupations and other affiliations during the past five years are set forth under “Management” in the SAI.

Manager

The Manager serves as the investment adviser for the Funds. Subject to the supervision of the Board of Trustees, the Manager is responsible for managing the investment activities of the Funds and the Funds’ business affairs and other administrative matters.

The Manager is an indirect, majority-owned subsidiary of Massachusetts Mutual Life Insurance Company, with a principal office located at 550 South Tryon Street, Suite 3300, Charlotte, NC 28202. Founded in 1940, the Manager is a global investment management organization with investment operations in the United States, the United Kingdom, Australia, and Asia and approximately 900 associates, including over 335 investment professionals as of March 31, 2013. The Manager has provided investment advice to individual and institutional investors for more than 70 years and had assets under management as of March 31, 2013 of more than $180 billion. The Manager has 64 professionals worldwide dedicated to high yield investing, including 44 professionals in the United States and 20 professionals in Europe.

The Manager has retained its subsidiary, Babson Capital Global Advisors Limited, as a sub-adviser to manage the Funds’ European investments. See “––Sub-Adviser” below.

Sub-Adviser

Babson Capital Global Advisors Limited will serve as the Funds’ sub-adviser responsible for managing the Funds’ European investments. Subject to the supervision of the Board of Trustees and the Manager, the Sub-Adviser manages the investment and reinvestment of a portion of the assets of the Funds, as will be allocated from time to time to the Sub-Adviser by a global allocation investment committee composed of representatives of the Manager and Sub-Adviser.

The Sub-Adviser is an investment adviser registered with the SEC in the United States and the Financial Conduct Authority in the United Kingdom with its principal office located at 61 Aldwych, London, United Kingdom WC2B 4AE. The Sub-Adviser is a wholly-owned subsidiary of Babson Capital Europe, which in turn is an indirect, wholly-owned subsidiary of the Manager. Originally organized in 2000 as Duke Street Capital Debt Management, Limited, Babson Capital Europe provides investment advisory services to private accounts of institutional and family office clients. As of March 31, 2013, Babson Capital Europe had approximately $9.5 billion in assets under management.

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Investment Management Agreement and Sub-Advisory Agreement

Pursuant to an investment management agreement between the Manager and the Funds (the “Investment Management Agreement”), Global Floating Rate Fund has agreed to pay the Manager an annual management fee, payable on a monthly basis, at the annual rate of 0.65% for average daily net assets for the services and facilities the Manager provides. Global Credit Income Opportunities Fund has agreed to pay the Manager an annual management fee, payable on a monthly basis, at an annual rate of 0.75% for average daily net assets for the services and facilities the Manager provides.

Pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”) between the Manager and the Sub-Adviser, the Sub-Adviser manages the investment and reinvestment of a portion of the assets of each Fund, as will be allocated from time to time to the Sub-Adviser. The Manager (and not the Funds) will pay a portion of the management fees it receives from each Fund to the Sub-Adviser for its services under the Sub-Advisory Agreement.

In addition to the fee of the Manager, each Fund pays all of its own expenses, including, among others, legal fees and expenses of counsel to the Fund and to the Fund’s independent trustees; insurance, including trustees and officers insurance and errors and omissions insurance; auditing and accounting expenses, including sub-accounting services provided by certain Financial Intermediaries; taxes and governmental fees; listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund’s custodians, administrators, transfer agents, including sub-transfer agent services provided by certain Financial Intermediaries, registrars and other service providers; expenses for portfolio pricing services by a pricing agent, if any; other expenses in connection with the issuance, offering and underwriting of shares or debt instruments issued by the Fund or with the securing of any credit facility or other loans for the Fund; expenses relating to investor and public relations and secondary market services; expenses of registering or qualifying securities of the Fund for public sale; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment plan (except for brokerage expenses paid by participants in such plan); compensation and expenses of trustees; costs of stationery; any litigation expenses; and costs of shareholder, Board and other meetings.

The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) so that, on an annualized basis, such expenses incurred by Class A and Class C Shares of Global Floating Rate Fund will not exceed 0.80% as a percentage of average daily net assets allocated to each such class and such expenses incurred by Class A and Class C Shares of Global Credit Income Opportunities Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement) in the section entitled “Fees and Expenses for Class A and Class C Shares.” This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Funds’ Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.

A discussion regarding the considerations of the Funds’ Board of Trustees for approving the Investment Management Agreement and the Sub-Advisory Agreement will be available in the Funds’ annual report for the period ending June 30, 2014, which will be available in August 2014.

Portfolio Management

The portfolio managers are primarily responsible for making day-to-day investment decisions for each Fund. Each of the persons listed below will serve as a portfolio manager beginning with the Funds’ inception.

The portfolio managers primarily responsible for the day-to-day management of the Global Floating Rate Fund’s portfolio are Zak Summerscale, Michael Freno, Sean Feeley, Tom McDonnell and Martin Horne. The portfolio managers primarily responsible for the day-to-day management of the Global Credit Income Opportunities Fund’s portfolio are Zak Summerscale, Michael Freno, Sean Feeley, Kam Tugnait and Scott Roth. More information about each manager’s compensation, other accounts managed by each manager, and each manager’s ownership of securities in the Funds is included in the SAI.

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Portfolio Manager, Title	Length of Service	Past 5 Years’ Business Experience

Zak Summerscale Portfolio Manager	Since inception	Mr. Summerscale is the Chief Investment Officer of European High Yield at Babson Capital Europe and chairs the Babson Capital Europe High Yield Investment Committee as well as having direct portfolio management responsibility for several of Babson Capital global and European’s strategies. He is also a member of Babson Capital’s Global Strategy Committee. Prior to joining Babson Capital Europe in March of 2001, he was a Portfolio Manager at New Flag Asset Management for a European high yield fund. Prior to New Flag Asset Management, he worked for the United Bank of Kuwait. He joined the United Bank of Kuwait as a Distressed Debt Analyst, rising to Senior Portfolio Manager in charge of both the U.S. and European high yield funds. He qualified as an ACA with Ernst & Young in 1996. He has served on the board of the Loan Markets Association. He holds a B.A. (Hons) from Durham University. Mr. Summerscale has over 17 years of experience.

Michael Freno Portfolio Manager	Since inception	Mr. Freno is a Managing Director and Head of Babson Capital’s U.S. High Yield Investments Group for Babson Capital and chairs the Babson Capital U.S. High Yield Investment Committee. He is also a member of Babson Capital’s Global Strategy Committee. Prior to joining Babson Capital in 2005, Mr. Freno was a research analyst for an equity and credit hedge fund, where he focused on equity and credit analysis for the firm’s special situations and distressed investments. Prior to that, he was a Manager at PricewaterhouseCoopers. He holds a B.A. from Furman University and an M.B.A. from the Wake Forest Babcock School of Business. Mr. Freno has over 14 years of experience.

Sean Feeley Portfolio Manager	Since inception	Mr. Feeley is a Managing Director and Head of Portfolio Management for Babson Capital’s U.S. High Yield Investments Group and is a lead portfolio manager for various global and U.S. high yield bond total return strategies. He is also a member of Babson Capital’s U.S. High Yield Investment Committee. Prior to joining Babson Capital in 2003, he was a Managing Director at Cigna Investment Management in project finance and a Vice President at Credit Suisse in the leveraged finance group. He holds a B.S. from Canisius College and an M.B.A from Cornell University. He is also a Certified Public Account (inactive) and a member of the Chartered Financial Analyst Institute. Mr. Feeley has over 24 years of experience.

Kam Tugnait Portfolio Manager	Since Inception	Mr. Tugnait is a Managing Director of Babson Capital Europe, where he manages global and European high yield funds and serves as a member of the Babson Capital Europe High Yield Investment Committee. Prior to joining Babson Capital Europe in May of 2011, he worked at Gartmore, managing the Gartmore Corporate High Yield Bond Fund. Prior to Gartmore, he served as Head of High Yield at Standard Bank and the United Bank of Kuwait. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants, England & Wales. Mr. Tugnait has over 24 years of experience in the industry and was one of the pioneers of high yield in Europe.

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Portfolio Manager, Title	Length of Service	Past 5 Years’ Business Experience

Scott Roth Portfolio Manager	Since Inception	Mr. Roth is a Managing Director in Babson Capital’s U.S. High Yield Investments Group and a lead portfolio manager for various global and U.S. high yield bond total return strategies. He is also a member of Babson Capital’s U.S. High Yield Investment Committee. Prior to joining Babson Capital in 2002, he worked at Webster Bank, was a high yield analyst at Times Square Capital Management and an underwriter at Chubb Insurance Company. He holds a B.B.A. from Western Michigan University and an M.B.A. from the University of Michigan. He is also a member of the Chartered Financial Analyst Institute. Mr. Roth has over 19 years of experience.

Tom McDonnell Portfolio Manager	Since Inception	Mr. McDonnell is a Managing Director in Babson Capital’s U.S. High Yield Investments Group, a member of the U.S. High Yield Investment Committee and a lead portfolio manager for various high yield total return strategies. Prior to joining Babson Capital in 2005, he worked at Patriarch Partners, LLC, Bank of America, and Bank One. He holds a B.S. and an M.B.A. from the University of New York at Buffalo. He is a retired certified public accountant. Mr. McDonnell has over 17 years of experience.

Martin Horne Portfolio Manager	Since Inception	Mr. Horne is a Managing Director and Head of Research for Babson Capital Europe, where he manages the European loan funds and serves as a member of the Babson Capital European High Yield Investment Committee. Prior to joining Babson Capital Europe in May of 2002, he worked at Dresdner Kleinwort Wasserstein where he was a member of the European Leverage team that focused on lead arranging and underwriting senior, mezzanine and high yield facilities for financial sponsor driven leverage buyouts throughout Europe. Prior to that, Martin spent three years with both KPMG Corporate Finance and National Westminster Bank. He is currently a Board member of the European Loan Market Association (LMA). Mr. Horne has over 17 years of experience.

Prior Performance for Similar Account

The performance information below shows prior performance of a discretionary account (“Babson Capital Global Loan Fund” or “Global Loan Fund”) managed by Babson Capital. Global Loan Fund is the only Fund or private account that Babson Capital has managed with an investment objective, policies, strategies and restrictions that Babson Capital believes are substantially similar to those of Global Floating Rate Fund, and Global Loan Fund has been managed in substantially the same way that Global Floating Rate Fund is to be managed by Babson Capital. Babson Capital has prepared Global Loan Fund’s performance in compliance with Global Investment Performance Standards (“GIPS”). This methodology differs from the guidelines of the SEC for calculating performance of mutual funds.

Global Floating Rate Fund’s actual performance will vary from the past performance of Global Loan Fund. Differences in asset size and cash flows may result in different security selections, differences in relative weightings of securities or differences in prices paid for particular portfolio holdings. Global Loan Fund is not subject to certain investment limitations, diversification requirements, specific tax restrictions and other requirements under the 1940 Act, and the Internal Revenue Code of 1986, as amended (the “Code”), that Global Floating Rate Fund is subject to, which, had they applied, might have adversely affected its performance. In addition, securities held by Global Floating Rate Fund will not be identical to the securities held by Global Loan Fund, but Babson Capital believes the differences do not alter the conclusion that Global Floating Rate Fund and Global Loan Fund are expected to be managed in a substantially similar style.

The data is provided to illustrate the past performance of Babson Capital in managing a substantially similar account and does not represent the performance of Global Floating Rate Fund. Investors should not consider this performance data as a substitute for the performance of Global Floating Rate Fund, nor should investors consider this data as an indication of future performance of Global Floating Rate Fund, or of Babson Capital. The returns are not intended to predict or suggest the returns that might be experienced by Global Floating Rate Fund or an individual investing in Global Floating Rate Fund.

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The performance figures below show the returns on both a gross and net basis. All returns presented were calculated on a total return basis and include all dividends and interest, accrued income and realized and unrealized gains and losses, and deductions for brokerage commissions and execution costs. The net returns have been adjusted to reflect the anticipated operating expenses and the maximum initial sales charge (load) imposed on purchases of Class A and Class C Shares of Global Floating Rate Fund.

Global Loan Fund Annual Total Returns for the period ended March 31, 2013(1)

	1 Year	Since Inception(4)
Net Class A (assuming Class A Share sales charge)(2)	5.38%	5.49%
Net Class C(2)	7.89%	6.01%
Gross	10.14%	8.26%
Benchmark(3)	8.35%	6.71%

(1)	Global Loan Fund’s investment objective is to achieve current income. Preservation of capital is a secondary goal. Global Loan Fund invests primarily in senior secured loans and, to a lesser extent senior secured bonds, issued by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. The debt instruments in which Global Loan Fund invests are generally rated sub-investment grade or unrated. Sub-investment grade means an instrument rated on the time of investment below BBB- by S&P or below Baa3 by Moody’s. The loan market in Europe remains largely unrated by the main rating agencies (Moody’s, S&P and Fitch Ratings). Global Loan Fund’s debt investments are primarily in senior secured loans (consisting of assignments and participations) and to a lesser extent in senior secured bonds, but also include second lien loans, senior unsecured and subordinated loans, senior and subordinated corporate debt obligations (consisting of bonds, debentures, notes and commercial paper), convertible debt obligations, preferred stock and repurchase agreements.
(2)	Net returns reflect the anticipated operating expenses and the maximum sales charge (load) imposed on purchases of Class A and Class C Shares of Global Floating Rate Fund, but do not reflect the application of the expense limitation agreement.
(3)	Global Loan Fund’s benchmark is represented by the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index
(4)	Global Loan Fund’s inception date is September 13, 2010.

Distributor of the Funds

Each Fund’s shares are offered for sale through ALPS Distributors, Inc. (the “Distributor”). Shareholders and Financial Intermediaries (as defined under “How to Buy Shares”) should not send any transaction or account requests to this address. Transaction or account requests should be directed to “Babson Capital Funds – (Fund Name),” c/o State Street Bank and Trust, Attn: Transfer Agent, 200 Clarendon Street, 16th Floor – Mail Code JHT 1651, Boston, MA 02116 .

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of each Fund’s policies and procedures with respect to the disclosure of such Fund’s portfolio securities is available (i) in the SAI and (ii) on the Funds’ website at http://www.babsoncapital.com.

HOW TO BUY SHARES

You can purchase shares of the Funds on any day that the New York Stock Exchange (“NYSE”) is open for business (see “Net Asset Value”). You can purchase shares of the Funds from any financial advisor, broker-dealer or other financial intermediary that has entered into an agreement with the Distributor with respect to the sale of shares of the Funds (a “Financial Intermediary”). Your Financial Intermediary can help you establish an appropriate investment

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portfolio, buy shares, and monitor your investments. The Funds have authorized Financial Intermediaries to receive purchase and redemption orders on their behalf. Financial Intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Funds’ behalf. The Funds will be deemed to have received a purchase or redemption order when a Financial Intermediary or its authorized designee receives the order in “good order.” The specific requirements for “good order” depend on the type of transaction and method of purchase. Contact your Financial Intermediary if you have questions about your circumstances. Generally, “good order” means that you placed your order with your Financial Intermediary or its authorized designee or your payment (made in accordance with any of the methods set forth in the table below) has been received and your application is complete, including all necessary documentation and signatures. Customer orders will be priced at a Fund’s net asset value per share next computed after the orders are received by a Financial Intermediary or its authorized designee in good order. Investors may be charged a fee by their Financial Intermediaries, payable to the Financial Intermediary and not to a Fund, if investors effect a transaction in Fund shares through either a Financial Intermediary or its authorized designee.

The USA PATRIOT Act may require a Fund, a Financial Intermediary or its authorized designee to obtain certain personal information from you which will be used to verify your identity. If you do not provide the information, it may not be possible to open an account. If a Fund, a Financial Intermediary or authorized designee is unable to verify your customer information, such Fund reserves the right to close your account or to take such other steps as it deems reasonable.

Outlined below are methods for buying shares of the Funds:

Method	Instructions
Through your Financial Intermediary	Your Financial Intermediary can help you establish your account and buy shares on your behalf. To receive the current trading day’s price, your Financial Intermediary must receive your request in good order prior to the close of regular trading on the NYSE, usually 4:00 p.m., Eastern time. Your Financial Intermediary may charge you fees for executing the purchase for you.

By exchange	You or your Financial Intermediary may acquire shares of a Fund for your account by exchanging shares you own in certain other funds advised by Babson Capital Management for shares of the same class of a Fund, subject to the conditions described in “Exchange of Shares” below. To exchange, send written instructions to the applicable Fund, at the address noted below(1) or call 1-855-439-5459.

(1)

Regular and Overnight Mail: Send to “Babson Capital Funds – (Fund Name),” c/o State Street Bank and Trust, Attn: Transfer Agent, 200 Clarendon Street, 16th Floor – Mail Code JHT 1651, Boston, MA 02116 .

Investment Minimums*

Initial Investment	$1,000
Subsequent Investments	$250

*	For retirement plans, the investment minimum is $250 for each of the initial investment and subsequent investments.

Each Fund reserves the right to change or waive the investment minimums and reserves the right to liquidate a shareholder’s account if the value of shares held in the account is less than the minimum account size. Each Fund also reserves the right to reject for any reason, or cancel as permitted or required by law, any purchase order. Neither Fund may reject or cancel purchase orders more than two business days following receipt by the Fund of such purchase orders. Each Fund will not accept any redemption request that is not in good order. In addition, without notice, a Fund may stop offering shares completely, or may offer shares only on a limited basis, for a period of time or permanently.

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SHAREOWNER GUIDE – HOW TO INVEST IN THE FUNDS

Each Fund offers different classes of Fund shares, each of which has different expenses and other characteristics. The following are some of the main characteristics of the Funds’ Class A and Class C Shares offered in this Prospectus.

Choosing a Share Class

Each Fund offers two classes of shares in this Prospectus – Class A and Class C. Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Purchases of $500,000 or more cannot be made in Class C Shares. Based on your personal situation, your Financial Intermediary can help you decide which class of shares makes the most sense for you. Your Financial Intermediary is entitled to receive compensation for purchases made through him or her and may receive differing compensation for selling different classes of shares.

Sales Charges

You may be subject to an initial sales charge when you purchase shares or a contingent deferred sales charge (“CDSC”) when you redeem your shares. These sales charges are described below. In certain circumstances, the sales charges may be waived, as described below and in the SAI.

Class A Shares

Your purchases of Class A Shares are made at the public offering price for these shares, that is, the net asset value per share for Class A Shares plus a front-end sales charge that is based on the amount of your initial investment when you open your account. The front-end sales charge you pay on an additional investment is based on your total net investment in a Fund, including the amount of your additional purchase. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. As shown in the tables below, a portion of the sales charge is paid as a commission to your Financial Intermediary on the sale of Class A Shares. The total amount of the sales charge, if any, differs depending on the amount you invest as shown in the tables below.

Global Floating Rate Fund

	Sales Charge
Amount Invested	As a % of the Public Offering Price	As a % of Your Net Investment	% of Offering Price Paid to Financial Intermediary
Less than $100,000	3.00	3.09	2.50
$100,000 to $250,000	2.50	2.56	2.00
$250,000 to $500,000	2.00	2.04	1.50
Greater than $500,000*	0.00	0.00	1.00

Global Credit Income Opportunities Fund

	Sales Charge
Amount Invested	As a % of the Public Offering Price	As a % of Your Net Investment	% of Offering Price Paid to Financial Intermediary
Less than $100,000	3.75	3.90	3.25
$100,000 to $250,000	3.00	3.09	2.50
$250,000 to $500,000	2.50	2.56	2.00
Greater than $500,000*	0.00	0.00	1.00

*	Class A Shares bought without an initial sales charge in accounts aggregating $500,000 or more at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 12 months of purchase. Subsequent Class A Share purchases that bring your account value above $500,000 are not subject to a front-end sales charge, but are subject to a CDSC if redeemed within 12 months of purchase. The 12–month period begins on the day the purchase is made. The CDSC does not apply to load waived shares purchased for certain retirement plans or other eligible fee-based programs.

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Reduced Class A Sales Charges for Larger Investments

You may pay a lower sales charge when purchasing Class A Shares through Rights of Accumulation, which work as follows: if the combined value (determined at the current public offering price) of your accounts in all classes of shares of a Fund and other Participating Funds (as defined below) maintained by you, your spouse or your minor children, together with the value (also determined at the current public offering price) of your current purchase, reaches a sales charge discount level (according to the above chart), your current purchase will receive the lower sales charge, provided that you have notified the Distributor and your Financial Intermediary, if any, in writing of the identity of such other accounts and your relationship to the other account holders and submitted information (such as account statements) sufficient to substantiate your eligibility for a reduced sales charge. Such reduced sales charge will be applied upon confirmation of such shareholders’ holdings by the Transfer Agent. A Fund may terminate or amend this Right of Accumulation at any time without notice. As used herein, “Participating Funds” refers to any series of Babson Capital Funds (each as defined below under “Exchange of Shares”) and registered, open-end investment companies advised by the Manager and distributed by the Distributor and as otherwise permitted from time to time by the Board of Trustees.

You may also pay a lower sales charge when purchasing Class A Shares and shares of other Participating Funds by signing a Letter of Intent within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $100,000 within 13 months. If your Letter of Intent purchases are not completed within 13 months, your account will be adjusted by redemption of the amount of shares needed to pay the higher initial sales charge level for the amount actually purchased. Upon your request, a Letter of Intent may reflect purchases within the previous 90 days. See the SAI for additional information about this privilege.

In addition, certain investors may purchase shares at no sales charge or at a reduced sales charge. For example, Class A Shares are offered at no sales charge to investors who are clients of Financial Intermediaries who have entered into an agreement with the Distributor to offer Fund shares through self-directed investment brokerage accounts without charging transaction fees to their clients or through other platforms. See the SAI for a description of this and other situations in which sales charges are reduced or waived.

Each Fund makes available free of charge on its website (http://www.babsoncapital.com) information regarding its sales charges, arrangements that result in breakpoints of the sales charges, the methods used to value accounts in order to determine whether an investor has met a breakpoint and the information investors must provide to verify eligibility for a breakpoint. Hyperlinks that facilitate access to such information are available on the Funds’ website.

Class C Shares

Your purchases of Class C Shares are made at the net asset value per share for Class C Shares. Although Class C Shares have no front-end sales charge, they carry a CDSC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding Class C Shares for one year, you may sell them at any time without paying a CDSC. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. The Distributor pays your Financial Intermediary an up-front commission of 1.00% on sales of Class C Shares.

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Distribution and Service Fees

Each Fund is authorized under separate distribution plans (each a “Plan” and collectively the “Plans”) to use the assets attributable to such Fund’s Class A and Class C Shares to finance certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class A and Class C Shares and the services provided to you by your Financial Intermediary. The Plans operate in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares.

Under the Plans, distribution and service fees paid by each Fund to the Distributor will be at an annual rate of .25% of average daily net assets attributable to Class A Shares and 1.00% of average daily net assets attributable to Class C Shares. The Distributor may pay all or a portion of these fees to Financial Intermediaries whose clients own shares of the Funds. Because the distribution and service fees are payable regardless of the Distributor’s expenses, the Distributor may realize a profit from the fees. The Plans authorize any other payments by the Funds to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of shares of the Funds. Because these fees are paid out of a Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in the Fund. By purchasing a class of shares subject to higher distribution fees and service fees, you may pay more over time than on a class of shares with other types of sales charge arrangements. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of Financial Industry Regulatory Authority (“FINRA”).

The Plans will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Funds and who have no direct or indirect financial interest in the operation of the Plans or in any agreements related to the Plans (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on the Plans. The Plans may not be amended to increase the fees materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares, and all material amendments of the Plans must be approved by the Trustees in the manner provided in the foregoing sentence. A Plan may be terminated with respect to a class at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares.

In addition to payments under the Plans, from time to time the Funds may pay Financial Intermediaries account-based fees for networking and account maintenance.

In addition, Babson Capital Management may, from time to time, at its own expense out of its own financial resources, make cash payments to Financial Intermediaries as an incentive to sell shares of the Funds and/or to promote retention of their customers’ assets in the Funds. Such cash payments may be calculated on sales of shares of the Funds (“Sales-Based Payments”) or on the average daily net assets of the Funds attributable to that particular Financial Intermediary (“Asset-Based Payments”). Babson Capital Management may agree to make such cash payments to a Financial Intermediary in the form of either or both Sales-Based Payments and Asset-Based Payments. Babson Capital Management may also make other cash payments to Financial Intermediaries in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those Financial Intermediaries and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; allocable portions, based on shares of the Funds sold, of salaries and bonuses of registered representatives of an affiliated broker-dealer that is a Financial Intermediary; or other expenses as determined in Babson Capital Management’s discretion . In certain cases these other payments could be significant to Financial Intermediaries. Any payments described above will not change the price paid by investors for the purchase of the shares of the Funds, the amount that the Funds will receive as proceeds from such sales, or the amounts payable under the Plans. Babson Capital Management determines the cash payments described above in its discretion in response to requests from Financial Intermediaries, based on factors it deems relevant. Financial Intermediaries may not use sales of the Funds’ shares to qualify for any incentives to the extent that such incentives may be prohibited by law. Amounts paid by the Distributor to any Financial Intermediary in connection with the distribution of any

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shares of the Funds will count towards the maximum imposed by FINRA on underwriter compensation in connection with the public offering of securities. In addition, Babson Capital Management may utilize its own resources to compensate the Distributor for distribution or service activities on behalf of the Funds. These payments are not reflected in the annual fund operating expenses section of the “Fees and Expenses” table for the Funds.

Contingent Deferred Sales Charges

As described above, certain investments in Class A and Class C Shares are subject to a CDSC. You will pay the CDSC only on shares you redeem within the prescribed amount of time after purchase. The CDSC is applied to the net asset value at the time of purchase or redemption, whichever is lower. For purposes of calculating the CDSC, the start of the holding period is the date on which the purchase is made. Shares you purchase with reinvested dividends or capital gains are not subject to a CDSC. When shares are redeemed, the Funds will automatically redeem those shares (if any) not subject to a CDSC and then those you have held the longest. In certain circumstances, CDSCs may be waived, as described in the SAI.

Availability of Information

Information regarding sales charges of the Funds and the applicability and availability of discounts from sales charges is available free of charge through the Funds’ website at http://www.babsoncapitalcom, which provides links to the Prospectus and SAI containing the relevant information.

REDEMPTION OF SHARES

Each Fund redeems its shares based on the net asset value next determined after the Transfer Agent or the Financial Intermediary receives your redemption request in good order. Each Fund reserves the right to reject any redemption request that is not in good order. The specific requirements for good order depend on the type of account and transaction and the method of redemption. Contact the Transfer Agent if you have any questions about your particular circumstances. Generally, “good order” means that the redemption request meets all applicable requirements described in this Prospectus. See “Net Asset Value” for a description of the calculation of net asset value per share.

You can redeem shares of a Fund on any day that the NYSE is open for business. Each Fund, however, may suspend the right of redemption and postpone payment for more than seven days: (i) during periods when trading on the NYSE is closed on days other than weekdays or holidays; (ii) during periods when trading on the NYSE is restricted; (iii) during any emergency which makes it impractical for a Fund to dispose of its securities or fairly determine the net asset value of the Fund; and (iv) during any other period permitted by the SEC for your protection.

The Funds are intended for long-term investors and not for those who wish to trade frequently in shares of the Funds. The Funds believe that excessive short-term trading of shares of the Funds, such as by traders seeking short-term profits from market momentum, time zone arbitrage and other timing strategies, creates risks for the Funds and their long-term shareholders, including interference with efficient portfolio management, increased administrative and brokerage costs and potential dilution in the value of shares.

In order to discourage and not accommodate frequent short-term trading in Fund shares, the Board of Trustees has adopted policies and procedures that impose a 1.00% redemption/exchange fee (short-term trading fee) on Class A and Class C Shares that are redeemed or exchanged within 60 days or less after the date of a purchase. This fee is calculated based on the shares’ aggregate net asset value on the date of redemption/exchange and deducted from the redemption proceeds or the aggregate value of shares requested to be exchanged. The redemption/exchange fee is not a sales charge, is retained by each Fund, and does not benefit the Fund’s Manager, Distributor or any other third party. For purposes of computing the redemption/exchange fee, shares acquired first will be redeemed first. Redemptions to which the fee applies include redemption of shares resulting from an exchange made pursuant to a Fund’s exchange privilege. The redemption/exchange fee will not apply to redemptions of shares where (i) the shares were purchased through automatic reinvestment of dividends or other distributions, (ii) the redemption is initiated by a Fund, (iii) shares were purchased through programs that collect the redemption/exchange fees at the program level and remit them to a Fund, (iv) shares were purchased through programs that the Manager determines to have appropriate anti-short-term trading polices in place or as to which the Manager has received assurances that look-through redemption/exchange

42

fee procedures or effective anti-short-term trading policies and procedures will be in place or (v) shares were purchased through certain qualified and non-qualified retirement plans if recordkeepers for retirement plan participants cannot implement redemption/exchange fees because of systems’ limitations and such recordkeepers have provided verification to that effect. Such recordkeepers may be permitted to delay, temporarily, the implementation of redemption/exchange fees. These policies apply to investments made through Financial Intermediaries, including through programs utilizing omnibus accounts. The Funds seek to apply these policies uniformly. In addition, the Manager may, at its discretion, waive a redemption/exchange fee.

Each Fund continues to reserve all rights, including the right to refuse any purchase request (including requests to purchase by exchange) from any person or group who, in the Fund’s view, is likely to engage in excessive trading or if such purchase or exchange is not in the best interests of the Fund and to limit, delay or impose other conditions on purchases or exchanges. Each Fund has adopted a policy of seeking to minimize short-term trading in its shares and monitors purchase, exchange and redemption activities to assist in minimizing short-term trading.

Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple investors, are a common form of holding shares among retirement plans and Financial Intermediaries such as brokers, advisers, and third-party administrators. Individual trades in omnibus accounts are often not disclosed to a Fund, making it difficult to determine whether a particular shareholder is engaging in excessive trading. Excessive trading in omnibus accounts is likely to go undetected by a Fund and may increase costs to a Fund and interfere with efficient portfolio management.

Financial Intermediaries may impose short-term trading restrictions that differ from those of the Funds. Under policies adopted by the Board of Trustees, Financial Intermediaries will be permitted to apply a Fund’s excessive trading policy (described above), or their own excessive trading policy approved by the Fund. Any shareholder purchasing shares of a Fund through a Financial Intermediary should check with the Financial Intermediary or the Fund to determine whether the shares will be subject to a short-term trading fee. In these cases, a Fund will typically not request or receive individual account data but will rely on the intermediary to monitor trading activity in good faith in accordance with its or the Fund’s policies. Reliance on Financial Intermediaries increases the risk that excessive trading may go undetected. For other Financial Intermediaries that have not established a trading activity policy, each Fund will generally monitor trading activity at the omnibus account level to attempt to identify disruptive trades. A Fund may request transaction information, as frequently as daily, from any intermediary at any time, and may apply the Fund’s policy to transactions that exceed thresholds established by the Board of Trustees. There is no assurance that a Fund will request data with sufficient frequency to detect or deter excessive trading in omnibus accounts effectively.

Each Fund will monitor aggregate trading activity of Financial Intermediary transactions to attempt to identify excessive trading in qualified wrap programs, as defined below. Excessive trading by a Financial Intermediary will lead to fund blocks and the wrap program will lose its qualified status. Financial Intermediary transactions will not be matched with client-directed transactions unless the wrap program ceases to be a qualified wrap program (but all client-directed transactions will be subject to a Fund’s excessive trading policy). A qualified wrap program is: (i) a program whose adviser certifies that it has investment discretion over $100 million or more in client assets invested in mutual funds at the time of the certification, (ii) a program in which the Financial Intermediary directs transactions in the accounts participating in the program in concert with changes in a model portfolio, and (iii) managed by a Financial Intermediary who agrees to give a Fund sufficient information to permit the Fund to identify the individual accounts in the wrap program.

You may redeem shares of a Fund through your Financial Intermediary or its authorized designee. If you hold your shares in an individual retirement account (“IRA”), you should consult a tax advisor concerning the current tax rules applicable to IRAs. Outlined below are the methods for redeeming shares:

43

Method	Instructions
Through your Financial Intermediary	Your Financial Intermediary can help you redeem shares on your behalf. To receive the current trading day’s price, your Financial Intermediary must receive your request in good order prior to the close of regular trading on the NYSE, usually 4:00 p.m., Eastern time. Your Financial Intermediary may charge you fees for executing the purchase for you.

Proceeds by bank wire	The Funds accept telephone requests. The Funds will send a wire to either a bank designated on your new account application or on a subsequent letter in good order as described above under the instructions for redeeming shares “By letter.” The proceeds are normally wired on the next business day.

Involuntary Redemption

A Fund may redeem all shares in your account (other than an IRA) if their aggregate value falls below the stated share class minimum as a result of redemptions (but not as a result of a decline in net asset value). You will be notified in writing if a Fund initiates such action and allowed 30 days to increase the value of your account to at least the stated share class minimum.

Redemption Proceeds

A redemption request received by a Fund will be effected at the net asset value per share next determined after the Fund receives the request in good order. The Funds may pay your redemption proceeds wholly or partially in portfolio securities. Payments would be made in portfolio securities, which may include illiquid securities, only if the Manager or the Trustees believes that it would be in a Fund’s best interests not to pay redemption proceeds in cash. In addition, the Funds have elected to be governed by Rule 18f-1 under the 1940 Act, as a result of which each Fund is obligated to redeem shares, with respect to any one shareholder during any 90-day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period.

If a Fund pays your redemption proceeds in portfolio securities, you will be exposed to market risk until you convert these portfolio securities into cash, and you will likely pay commissions upon any such conversion. If you receive illiquid securities, (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the price at which the Fund has valued the securities), you could find it more difficult to sell such securities and may not be able to sell such securities at all or at prices that reflect the Manager’s or your assessment of their fair value or the amount paid for them by the Funds. Illiquidity may result from the absence of an established market for such securities as well as legal, contractual or other restrictions on their resale and other factors. Unless you are a tax-exempt investor or investing through a tax-deferred retirement plan or other tax-advantaged arrangement, a redemption of shares is generally a taxable event, and you may realize a gain or a loss for U.S. federal income tax purposes (see “Tax Matters”).

Cost Basis Reporting

Upon the redemption or exchange of your shares in a Fund, the Fund or, if you purchase your shares through a Financial Intermediary, your Financial Intermediary generally will be required to provide you and the IRS with cost basis and certain other related tax information about the Fund shares you redeemed or exchanged. Please contact the Funds at 1-855-439-5459 or consult your Financial Intermediary, as appropriate, for more information regarding available methods for cost basis reporting and how to select or change a particular method. Please consult your tax advisor to determine which available cost basis method is best for you.

EXCHANGE OF SHARES

Shareholders of a Fund may exchange their Fund shares on any business day for shares of the same share class of any series of Babson Capital Funds and such exchanges will be effected at the relative daily net asset values per share, plus any applicable redemption/exchange fee with respect to the exchanged shares (see “Redemption of Shares”). The exchange must meet the minimum purchase requirements of the Fund into which the shareholder is exchanging. Read the Prospectus carefully before investing.

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If the shares of the Funds that you are exchanging (the “Exchanged Shares”) are subject to a CDSC, you will not be charged that CDSC upon the exchange. However, when you sell the shares acquired through the exchange (the “Acquired Shares”), the shares sold may be subject to a CDSC, depending upon when you originally purchased the Exchanged Shares. For purposes of determining the applicability of a CDSC, the length of time you own your shares will be computed from the date of your original purchase of the Exchanged Shares (and includes the period during which the Acquired Shares were held), and the applicable CDSC will be based on the CDSC schedule of the Exchanged Shares.

Your exchange privilege will be revoked if the exchange activity is considered excessive. In addition, the Funds may reject any exchange request for any reason, including if they do not think that the exchange is in the best interests of the Funds and/or their shareholders. The Funds may also terminate your exchange privilege if the Manager determines that your exchange activity is likely to adversely impact its ability to manage the Funds or if the Funds otherwise determine that your exchange activity is contrary to their short-term trading policies and procedures.

Unless you are a tax-exempt investor or investing through a tax-deferred retirement plan or other tax-advantaged arrangement, an exchange is generally a taxable event, and you may realize a gain or a loss for U.S. federal income tax purposes.

NET ASSET VALUE

The net asset value of each Fund equals the total value of a Fund’s portfolio investments and other assets, less any liabilities. For purposes of calculating net asset value, portfolio securities and other assets for which market quotes are available are stated at market value. Market value is generally determined based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Certain securities or investments for which market quotations are not readily available may be fair valued in good faith by reference to other securities or indexes, or otherwise, by the Funds’ valuation committee, consisting of Fund officers who are also employees of the Manager, pursuant to written policies adopted by, and under the supervision of, the Board of Trustees. The Funds generally use pricing services to value most loans and other debt securities. The Funds may fair value loans or other securities pursuant to written policies adopted by, and under the supervision of, the Board of Trustees if approved pricing services do not recommend a value for such loans or other securities or the value recommended is deemed unreliable. Fair valuation also may be required due to material events that occur after the close of the relevant market but prior to the NYSE Close.

Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Fixed income securities with a remaining maturity of 61 days or more are valued using values supplied by approved independent third-party pricing services or broker/dealers. In valuing securities, pricing services and broker/dealers may consider a variety of inputs and factors, including, but not limited to, proprietary models that may take into account market transactions in securities with comparable characteristics, yield curves, option-adjusted spreads, credit spreads, estimated default rates, coupon rates, underlying collateral and estimated cash flows.

Exchange-traded options, futures and options on futures are valued at the settlement price determined by the exchange. Non-listed over-the-counter options and futures are valued at the evaluated price provided by a counterparty or another broker/dealer.

Generally, trading of foreign securities on most foreign markets is completed before the close in trading in U.S. markets. The Fund has implemented fair value pricing on a daily basis for securities of foreign issuers. The fair value pricing utilizes the quotations of an independent pricing service. Trading on foreign markets may also take place on days on which the U.S. markets and the Funds are closed.

The net asset value of each Fund’s Class A Shares and Class C Shares will be determined daily on any day that the NYSE is open for trading, as of the close of regular trading on the NYSE that day (normally 4:00 p.m., Eastern time) (the “NYSE Close”). Domestic debt securities or instruments and foreign securities or instruments are normally priced using data reflecting the earlier closing of the principal markets for those securities. Information that becomes known to a Fund or its agent after the Fund’s net asset value has been calculated on a particular day will not be used to retroactively adjust the price of a security or the Fund’s net asset value determined earlier that day.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using the WM16 Rate provided by the WM Company. As a result, the net asset value of a Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed.

In unusual circumstances, instead of valuing securities in the usual manner, a Fund may value securities at fair value as determined in good faith by the Board of Trustees or the Funds’ Valuation Committee, generally based upon recommendations provided by the Manager and the Sub-Adviser. Fair valuation also may be required due to material events that occur after the close of the relevant market but prior to the NYSE Close.

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DIVIDENDS AND DISTRIBUTIONS

Each Fund intends to pay dividends on net investment income monthly and to pay any capital gain distributions on an annual basis. You may have dividends or capital gain distributions that are declared by a Fund automatically reinvested at net asset value in additional shares of the Fund. You will make an election to receive dividends and distributions in cash or in Fund shares at the time you purchase your shares. You may change this election by notifying a Fund in writing at any time prior to the record date for a particular dividend or distribution. Dividends and other taxable distributions are taxable to you even if they are reinvested in additional shares of a Fund. There are no sales or other charges in connection with the reinvestment of dividends and capital gain distributions. Shares purchased through dividend reinvestment will receive a price based on the net asset value per share on the reinvestment date, which is typically the date dividends are paid to shareholders. There is no fixed dividend rate, and there can be no assurance that a Fund will pay any dividends or make any capital gain distributions.

TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to an investment in a Fund; it reflects provisions of the Code, existing Treasury regulations, rulings published by the Internal Revenue Service (“IRS”), and other applicable authority, as of the date of this Prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. For more detailed information regarding tax considerations, see the SAI. Other tax considerations may apply to particular investors, including shareholders that are not “United States persons” as defined in the Code. In addition, income earned through an investment in the Funds may be subject to state, local and foreign taxes. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of U.S. federal, state, local, foreign or other tax laws.

Each Fund intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code and intends each year to qualify and be eligible to be treated as such. In order for a Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If a Fund so qualifies and satisfies certain distribution requirements, the Fund generally will not be subject to U.S. federal income tax at the Fund level on income and gains that it distributes to shareholders. A Fund’s failure to qualify as a RIC would result in Fund-level taxation and, consequently, would likely materially reduce the investment return to shareholders.

For U.S. federal income tax purposes, Fund distributions are generally taxable as described herein, whether a shareholder receives them in cash or in additional shares of the Fund. (See “Dividends and Distributions” above.)

For U.S. federal income tax purposes, distributions of investment income are generally taxable to shareholders as ordinary income. Distributions from the sale of investments that a Fund owns or is considered to have owned for more than one year and that are properly reported by the Fund as capital gain dividends are taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates. Distributions of gains from the sale of investments that a Fund owns or is considered to have owned for one year or less, or of gains characterized as market discount from the disposition of or payments on bonds are taxable to shareholders as ordinary income.

Dividends derived from “qualified dividend income” and properly reported as such by a Fund are taxed to individual shareholders at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. Neither Fund expects a significant portion of distributions to be derived from qualified dividend income.

A 3.8% Medicare contribution tax is generally imposed on the net investment income of certain individuals, trusts and estates whose income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, dividends, including capital gain dividends, paid by a Fund, and any net gain recognized on the sale or exchange of Fund shares.

Each Fund will provide shareholders with detailed federal tax information regarding distributions for each calendar year, early in the following year.

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Dividends and distributions on Fund shares are generally subject to federal income tax as described herein, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when a Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed.

Any gain or loss that results from the redemption of a Fund’s shares or exchange of a Fund’s shares for shares of another Fund will be treated generally as capital gain or loss for U.S. federal income tax purposes, which will be long-term or short-term depending on how long you have held your shares.

A Fund’s investments in foreign securities may be subject to foreign withholding taxes, which would reduce the Fund’s yield on those investments. If more than 50% of the value of a Fund’s total assets at the close of a taxable year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass through” to you foreign income taxes that it pays. If this election is made, you will be required to include your share of those taxes in gross income as a distribution from the Fund and you generally will be allowed to claim a credit (or a deduction, if you itemize deductions) for such amounts on your federal U.S. income tax return, subject to certain limitations. In addition, certain of a Fund’s investments, including certain debt instruments, derivatives, and foreign securities or foreign currencies, could affect the amount, timing and character of distributions you receive and could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions).

Backup withholding is generally required with respect to taxable distributions paid to any individual shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he or she is not subject to such withholding. The backup withholding rate is 28%. Amounts withheld as a result of backup withholding are remitted to the U.S. Treasury but do not constitute an additional tax imposed on the shareholder; such amounts may be claimed as a credit on the shareholder’s U.S. federal income tax return, provided the appropriate information is furnished to the IRS.

The above is a general summary of the tax implications of investing in a Fund. Please refer to the SAI for further details. Also, you should consult your tax adviser for more information on your own tax situation, including U.S. federal and possible foreign, state and local taxes.

FINANCIAL HIGHLIGHTS

As of the date of this Prospectus, the Funds have not commenced operations. Upon becoming available, the Fund’s audited financial statements and related notes will appear in the Funds’ annual report to shareholders.

MAILINGS TO SHAREHOLDERS

In order to reduce duplicative mail and expenses of the Funds, we may, in accordance with applicable law, send a single copy of the Funds’ Prospectus and shareholder reports to your household even if more than one family member in your household owns shares of a Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling 1-855-439-5459. If you do not want us to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call us at the telephone number above and we will furnish separate mailings, in accordance with instructions, within 30 days of your request.

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More information about Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund (the “Funds”), each an investment portfolio of Babson Capital Funds Trust (the “Trust”), is available without charge upon request through the following:

Statement of Additional Information (SAI): The SAI, as it may be amended or supplemented from time to time, includes more detailed information about the Funds and is available, free of charge, on the Funds’ website at http://www.babsoncapital.com. The SAI is on file with the SEC and is incorporated by reference into this Prospectus. This means that the SAI, for legal purposes, is a part of this Prospectus.

Annual and Semi-Annual Reports: Additional information about the Funds’ investments will be available in the Funds’ annual and semi-annual reports to shareholders, which will also be available, free of charge, on the Funds’ website at http://www.babsoncapital.com. In the Funds’ annual report, you will find a discussion of the market conditions and investment strategies that significantly affect the Funds’ performance.

To Obtain More Information:

By Internet:

http://www.babsoncapital.com

By Telephone:

1-855-439-5459

By Regular and Overnight Mail:

Babson Capital Funds Trust

c/o State Street Bank and Trust

Attn: Transfer Agent

200 Clarendon Street

16th Floor – Mail Code JHT 1651

Boston, MA 02116

From the SEC:

You can also obtain the SAI or the annual and semi-annual reports, as well as other information about the Funds, from the EDGAR Database on the SEC’s website (http://www.sec.gov). You may review and copy documents at the SEC Public Reference Room in Washington, DC. For information on the operation of the Public Reference Room, call 1-202-551-8090. You may request documents from the SEC, upon payment of a duplicating fee, by e-mailing the SEC at publicinfo@sec.gov or by writing to:

Securities and Exchange Commission

Public Reference Section

Washington, DC 20549-1520

The Trust’s Investment Company Act

Registration Number: 811-22845

[Babson Capital Logo]

www.babsoncapital.com

48

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE FUNDS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [•], 2013

Babson Global Floating Rate Fund

Class Y - Ticker: BXFYX

Class I - Ticker: BXFIX

Babson Global Credit Income Opportunities Fund

Class Y - Ticker: BXIYX

Class I - Ticker: BXIIX

Investment portfolios of Babson Capital Funds Trust managed by

Babson Capital Management LLC (“Babson Capital Management” or the “Manager”)

Prospectus

Class Y and Class I Shares

[ [•] ], 2013

550 South Tryon Street

Charlotte, NC 28202

Telephone: 1-855-439-5459

The Securities and Exchange Commission (“SEC”) has not approved or disapproved any shares described in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This Prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference.

Not FDIC Insured

May Lose Value

No Bank Guarantee

Redemption of Shares	39

Exchange of Shares	42

Net Asset Value	42

Dividends and Distributions	43

Tax Matters	43

Financial Highlights	44

Mailings to Shareholders	44

BABSON GLOBAL FLOATING RATE FUND

Investment Objective

The investment objective of Babson Global Floating Rate Fund (“Global Floating Rate Fund” or the “Fund”) is to seek a high level of current income. Preservation of capital is a secondary goal.

Fees and Expenses for Class Y and Class I Shares

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Class Y	Class I
Shareholder Fees (fees paid directly from your investment)
Exchange Fee	None	None
Redemption Fee (as % of amount redeemed within 60 days or less after date of purchase)	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as % of the value of your investment)
Management Fees	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses(1)	0.60%	0.60%
Total Annual Fund Operating Expenses	1.25%	1.25%
Fee Waiver and Expense Reimbursement(2)	0.50%	0.50%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.75%	0.75%

(1)	“Other expenses” are estimates for the Fund’s first year of operations.
(2)	The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) so that, on an annualized basis, such expenses incurred by each class of shares of the Fund will not exceed 0.75% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement that are not reflected in the preceding table, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement). This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Fund’s Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.

Expense Example

This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that (i) you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods, (ii) your investment has a 5% return each year and (iii) operating expenses are the lesser of total annual fund operating expenses or the applicable expense limitation. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years
Class Y:	$79	$246
Class I:	$79	$246

You would pay the following expenses if you did not redeem your shares:

Class	1 Year	3 Years
Class Y:	$79	$246
Class I:	$79	$246

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance. Because the Fund has been in operation for less than one full calendar year, the Fund’s portfolio turnover rate for the most recent fiscal year is not available.

Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. (This policy is non-fundamental and may be changed by the Trustees upon at least 60 days’ prior written notice to shareholders.) The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub-Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality.

The Fund may invest in a wide range of income-producing floating rate loans, bonds and notes of issuers based in U.S. and non-U.S. markets, but expects to invest primarily in senior secured loans of North American and Western European corporate issuers that are of below investment grade quality. The Fund will allocate its assets among various regions and countries (but in no less than three different countries) and expects to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the “Benchmark”), represented by foreign companies, as determined by the provider of the Benchmark). A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investments in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and European loan and other debt markets. For example, the Fund will seek to take advantage of differences in pricing between senior secured loans of an issuer denominated in U.S. dollars and substantially similar senior secured loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

The Fund will invest primarily in senior secured loans (consisting of assignments and participations). The Fund may invest in both floating rate debt instruments and debt instruments that pay a fixed rate of interest; listed and unlisted corporate debt obligations; convertible securities; structured products (consisting of collateralized bond and loan obligations); bank obligations; U.S. government securities; preferred securities and trust preferred securities; unsecured loans; delayed funding loans and revolving credit facilities; when-issued securities; delayed delivery purchases and forward commitments; zero-coupon bonds, step-up bonds and payment-in-kind securities; commercial paper; repurchase agreements; and other investment companies. The instruments in which the Fund will invest will primarily be of below investment grade quality, and may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed loans and bonds that are in default at the time of purchase in an effort to protect the Fund’s existing investments in securities of the same issuers. The Fund also may invest in equity securities (consisting of common and preferred stocks, warrants and rights, and limited partnership interests), but will generally invest in such equity investments only to protect its existing investment in debt securities. The Fund may also use exchange-traded derivatives for hedging purposes or speculative purposes—as substitutes for investments in securities in which the Fund can invest—provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction. Although the Fund is not limited in the types of derivatives it can use, the Fund’s use of derivatives may consist primarily of total return swaps, options, index swaps or swaps on components of an index, interest rate swaps, credit default swaps and foreign currency forward contracts and futures.

The Fund may invest in investments of any duration or maturity.

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The Fund is a “non-diversified” investment company, which means that it may invest a greater percentage of its assets in the securities of fewer issuers than may investment companies that are “diversified.” To avoid concentrating its investments in a particular industry or group of industries, the Fund will not invest 25% or more of its total assets in any single industry or group of industries.

Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.

Principal Risks

The primary risks of investing in the Fund are described below. When you sell Fund shares, they may be worth less than what you paid for them. Consequently, you can lose money by investing in the Fund. No assurance can be given that the Fund will achieve its objective, and investment results may vary substantially over time. An investment in the Fund is not appropriate for all investors.

Below Investment Grade (High Yield/Junk Bond) Instruments Risk. Below investment grade debt instruments are considered to be predominantly speculative investments. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Below investment grade debt instruments are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These instruments may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the financial markets generally and less secondary market liquidity. The prices of below investment grade debt instruments may be affected by legislative and regulatory development. Because below investment grade debt instruments are difficult to value and are more likely to be fair valued (see “Net Asset Value”), particularly during erratic markets, the values realized on their sale may differ from the values at which they are carried on the books of a Fund.

Certain Affiliations. Certain Financial Intermediaries may be considered to be affiliated persons of the Fund or of Babson Capital Management due to their possible affiliations with Massachusetts Mutual Life Insurance Company, the ultimate parent company of the Manager. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions and to take advantage of market opportunities.

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Credit Risk. One or more debt obligations in the Fund’s portfolio may decline in price, or fail to pay dividends, interest or principal when due because the issuer of the obligation experiences an actual or perceived decline in its financial status.

Derivatives Risk. Derivatives are subject to a number of risks, such as liquidity risk, counterparty risk, interest rate risk, credit risk, and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

Distressed Securities Risk. The Fund may invest in issuers that are in default at the time of purchase. Issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. To the extent the Fund is invested in distressed securities, its ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied.

Duration Risk. The Fund may invest in investments of any duration or maturity. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). Securities with longer

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durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen the Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Equity Securities Risk. The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

Foreign Currency Risk. When the Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the value of securities denominated in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar (although the Sub-Adviser intends generally to hedge investments denominated in foreign currencies back to the U.S. dollar under current market conditions), and a decline in applicable foreign exchange rates could reduce the value of such securities held by the Fund.

Foreign (Non-U.S.) Investment Risk. The Fund’s investments in foreign issuers involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. Foreign settlement procedures also may involve additional risks.

Inflation Risk. The value of assets or income from the Fund’s investments may be worth less in the future as inflation decreases the value of money.

Interest Rate Risk. Generally, when market interest rates rise, the prices of fixed rate debt obligations fall, and vice versa. The debt obligations in the Fund’s portfolio may decline in value because of increases in market interest rates. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing the Fund’s value.

Issuer Risk. The value of securities may decline for a number of reasons that relate directly to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund may invest up to 15% of its total assets in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, the Fund may not be able to dispose of illiquid securities at a favorable time or price when desired. Below investment grade loans and other debt securities tend to be less liquid than higher-rated securities. In addition, the Fund’s derivatives investments may be subject to liquidity risk.

Loan Risk. The loans in which the Fund may invest are subject to a number of risks. Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Loan participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender. Loans are not as easily purchased or sold as publicly traded securities and there can be no assurance that future levels of supply and demand in loan trading will provide the degree of liquidity which currently exists in the market. In addition, the terms of the loans may restrict their transferability without borrower consent. These factors may have an adverse effect on the market price of the loan and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the high yield loans in its portfolio.

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Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Manager and the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that such techniques and analyses will produce the desired results.

Non-Diversification Risk. The Fund is a “non-diversified” investment company and therefore may invest a greater percentage of its assets in the securities of fewer issuers than funds that are “diversified.” Accordingly, the Fund is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be.

No Prior History. The Fund is a recently organized, non-diversified, open-end management investment company with no history of operations.

Potential Conflicts of Interest Risk. The Manager, the Sub-Adviser and their affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Manager, the Sub-Adviser and their affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. The Manager, the Sub-Adviser and their affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Manager, the Sub-Adviser or their affiliates are under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, the Manager, the Sub-Adviser and their affiliates may compete with the Fund for appropriate investment opportunities.

Portfolio Turnover Risk. The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. Higher portfolio turnover rates result in corresponding increases in trading costs and generate short-term capital gains taxable to shareholders as ordinary income when distributed to them.

Prepayment and Extension Risk. Prepayment and extension risk is the risk that a loan, bond or other investment might be called or otherwise converted, prepaid or redeemed before maturity. This risk is primarily associated with asset-backed securities, including mortgage-backed and other asset-backed securities and floating rate loans. If the investment is converted, prepaid or redeemed before maturity, particularly during a time of declining interest rates or spreads, the Fund may not be able to invest the proceeds in other investments providing as high a level of income, resulting in a reduced yield to the Fund. Conversely, as interest rates rise or spreads widen, the likelihood of prepayment decreases and the maturity of the investment may extend. The Fund may be unable to capitalize on securities with higher interest rates or wider spreads because the Fund’s investments are locked in at a lower rate for a longer period of time.

Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect overall return.

Structured Products Risk. The Fund may invest in collateralized bond and loan obligations. Holders of these structured products bear the risks of the underlying investments, index or reference obligation and are subject to counterparty risk, credit risk, liquidity risk and market risk. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movements of the factors may cause significant price fluctuation.

Volatility Risk. A Fund could suffer losses related to its derivative positions as a result of unanticipated market movements, which losses may be potentially unlimited.

The Fund is subject to certain other risks, which are described below under “Description of Principal Risks” and “Other Investment Strategies and Risks.”

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund, there is no guarantee that the Fund will achieve its goal.

Performance Information for the Fund

As of the date of this Prospectus, the Fund has not completed a full calendar year of investment operations. When the Fund has completed a full calendar year of operations, this section will include information an investor would find useful in evaluating the risks of investing in the Fund, such as charts that show the Fund’s performance from year to year and how the Fund’s average annual returns for certain periods compare with those of the Benchmark.

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Portfolio Management

Babson Capital Management LLC serves as the investment adviser to the Fund. Babson Capital Global Advisors Limited, a wholly-owned subsidiary of Babson Capital Management, serves as a sub-adviser with respect to the Fund’s European investments.

The portfolio managers primarily responsible for the day-to-day management of the Fund’s portfolio are:

Portfolio Manager	Managed the Fund Since	Title with Adviser
Zak Summerscale	Since inception	Portfolio Manager
Michael Freno	Since inception	Portfolio Manager
Sean Feeley	Since inception	Portfolio Manager
Tom McDonnell	Since inception	Portfolio Manager
Martin Horne	Since inception	Portfolio Manager

Purchase and Sale of Fund Shares

Purchase Minimums*

Initial Investment (Class Y/Class I)	$100,000/500,000
Subsequent Investments	$250

*	The Fund reserves the right to change or waive the investment minimums. For retirement plans, the investment minimum is $250 for each of the initial investment and subsequent investments.

In general, you may purchase Class Y Shares on any business day through your Financial Intermediary and redeem Y Class Shares on any business day through your Financial Intermediary. Qualified investors may also purchase or redeem Class I Shares on any business day through the Fund’s Transfer Agent.

Tax Information

The Fund intends to make distributions that will generally be taxable to you as ordinary income or capital gains, unless your investment is in an IRA, 401(k) plan or other tax-advantaged arrangement. Such tax-advantaged arrangements may be taxed later upon withdrawal of monies from those arrangements.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other Financial Intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Financial Intermediary’s website for more information.

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BABSON GLOBAL CREDIT INCOME OPPORTUNITIES FUND

Investment Objective

The investment objective of Babson Global Credit Income Opportunities Fund (“Global Credit Income Opportunities Fund” or the “Fund”) is to seek an absolute return, primarily through current income and secondarily through capital appreciation.

Fees and Expenses for Class Y and Class I Shares

The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Class Y	Class I
Shareholder Fees (fees paid directly from your investment)
Exchange Fee	None	None
Redemption Fee (as % of amount redeemed within 60 days or less after date of purchase)	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as % of the value of your investment)
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses(1)	0.75%	0.75%
Total Annual Fund Operating Expenses	1.50%	1.50%
Fee Waiver and Expense Reimbursement(2)	0.55%	0.55%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.95%	0.95%

(1)	“Other expenses” are estimates for the Fund’s first year of operations.
(2)	The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) so that, on an annualized basis, such expenses incurred by each class of shares of the Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement that are not reflected in the preceding table, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement). This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Fund’s Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.

Expense Example

This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that (i) you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods, (ii) your investment has a 5% return each year and (iii) operating expenses are the lesser of total annual fund operating expenses or the applicable expense limitation. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years
Class Y:	$100	$311
Class I:	$100	$311

You would pay the following expenses if you did not redeem your shares:

Class	1 Year	3 Years
Class Y:	$100	$311
Class I:	$100	$311

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Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance. Because the Fund has been in operation for less than one full calendar year, the Fund’s portfolio turnover rate for the most recent fiscal year is not available.

Principal Investment Strategies

The Fund is managed using an absolute return investment objective, which means that it is not managed relative to the performance of a specific bond index, but rather seeks to generate positive returns over the course of a full market cycle while managing volatility through security selection and possibly hedging to reduce overall exposure to credit and interest rate risk. The Fund seeks absolute total return through a combination of current income and capital appreciation.

Under normal circumstances, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in debt instruments (consisting of loans, bonds and notes). The Fund may invest in a wide range of debt instruments of issuers based in U.S. and non-U.S. markets, as well as over-the-counter and exchange-traded derivatives. Investments may be issued or guaranteed by governments and their agencies, corporations, financial institutions and supranational organizations that the Fund believes have the potential to provide a high total return over time. A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investment in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The Fund will allocate its assets among various regions and countries (but in no less than three different countries). Under normal market conditions, the Fund intends to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index, represented by foreign companies, as determined by the provider of the index). Although the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index is representative of the Fund’s investable universe, the Fund does not seek to be correlated with that index.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and Western European high yield bond and loan markets and within capital structures between bonds and loans. For example, the Fund will seek to take advantage of differences in pricing between bonds or loans of an issuer denominated in U.S. dollars and substantially similar bonds or loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

The Fund expects to invest primarily in high yield debt instruments (consisting of bonds, loans, and notes) of North American and Western European corporate issuers that are of below investment grade quality. The Fund will invest in instruments that are, at the time of purchase, rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or below BBB- by either Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”)) or unrated but judged by the Manager or Babson Capital Global Advisors Limited (the “Sub-Adviser” and together with the Manager, “Babson Capital”), to be of comparable quality.

The Fund will invest primarily in high yield bonds, loans and notes; but also make use of a wide range of debt instruments. The Fund may invest in both fixed and floating rate instruments; listed and unlisted corporate debt obligations; convertible securities; structured products (consisting of collateralized bond and loan obligations); bank obligations; U.S. and non-U.S. government securities; preferred securities and trust preferred securities; asset-backed securities; unsecured loans; delayed funding loans and revolving credit facilities; when-issued securities, delayed delivery purchases and forward commitments; zero-coupon bonds, step-up bonds and payment-in-kind securities; commercial paper; repurchase agreements; and other investment companies. The Fund’s investments may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed bonds and loans that are in default at the time of purchase in an effort to protect the Fund’s existing investment in securities of the same issuers. The Fund also may invest in equity securities (consisting of common and preferred stocks, warrants and rights, and limited partnership interests), but will generally invest in such equity investments only to protect its existing investment in debt securities.

The Fund may also use derivatives to a significant extent for risk management and hedging purposes, or for speculative purposes—as substitutes for investments in securities in which the Fund can invest—in order to achieve the Fund’s absolute return objective and manage volatility. The Fund may use over-the-counter and exchange-traded derivatives for a

8

variety of purposes, consisting of: as a hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; and to increase the Fund’s yield or return as a non-hedging strategy that may be considered speculative. The Fund may establish, through derivatives, net short positions for individual sectors, markets, currencies or securities, or as a means of adjusting the Fund’s portfolio duration, credit quality and maturity. The Fund may invest in over-the-counter and exchange-traded derivative instruments provided that, at the time the Fund enters into a derivative transaction, the Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount at least equal to any payment or delivery obligation of the Fund in connection with such derivative transaction. Although the Fund is not limited in the types of derivatives it can use, the Fund’s use of derivatives may consist primarily of total return swaps, options, index swaps or swaps on components of an index, interest rate swaps, credit default swaps and foreign currency forward contracts and futures.

The Fund may invest in investments of any duration or maturity.

The Fund is a “non-diversified” investment company, which means that it may invest a greater percentage of its assets in the securities of fewer issuers than may investment companies that are “diversified.” To avoid concentrating its investments in a particular industry or group of industries, the Fund will not invest 25% or more of its total assets in any single industry or group of industries.

Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.

Principal Risks

The primary risks of investing in the Fund are described below. When you sell Fund shares, they may be worth less than what you paid for them. Consequently, you can lose money by investing in the Fund. No assurance can be given that the Fund will achieve its objective, and investment results may vary substantially over time. An investment in the Fund is not appropriate for all investors.

Below Investment Grade (High Yield/Junk Bond) Instruments Risk. Below investment grade debt instruments are considered to be predominantly speculative investments. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Below investment grade debt instruments are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These instruments may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the financial markets generally and less secondary market liquidity. The prices of below investment grade debt instruments may be affected by legislative and regulatory developments. Because below investment grade debt instruments are difficult to value and are more likely to be fair valued (see “Net Asset Value”), particularly during erratic markets, the values realized on their sale may differ from the values at which they are carried on the books of a Fund.

Certain Affiliations. Certain Financial Intermediaries may be considered to be affiliated persons of the Fund or of Babson Capital Management due to their possible affiliations with Massachusetts Mutual Life Insurance Company, the ultimate parent company of the Manager. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions and to take advantage of market opportunities.

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Credit Risk. One or more debt obligations in the Fund’s portfolio may decline in price, or fail to pay dividends, interest or principal when due because the issuer of the obligation experiences an actual or perceived decline in its financial status.

Derivatives Risk. Derivatives are subject to a number of risks, such as liquidity risk, counterparty risk, interest rate risk, credit risk, leverage risk and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

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Distressed Securities Risk. The Fund may invest in issuers that are in default at the time of purchase. Issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. To the extent the Fund is invested in distressed securities, its ability to achieve current income for its shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied.

Duration Risk. The Fund may invest in investments of any duration. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen the Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Equity Securities Risk. The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole.

Foreign Currency Risk. When the Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the value of securities denominated in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar (although the Sub-Adviser intends generally to hedge investments denominated in foreign currencies back to the U.S. dollar under current market conditions), and a decline in applicable foreign exchange rates could reduce the value of such securities held by the Fund.

Foreign (Non-U.S.) Investment Risk. The Fund’s investments in foreign issuers involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. Foreign settlement procedures also may involve additional risks.

Inflation Risk. The value of assets or income from the Fund’s investments may be worth less in the future as inflation decreases the value of money.

Interest Rate Risk. Generally, when market interest rates rise, the prices of fixed rate debt obligations fall, and vice versa. The debt obligations in the Fund’s portfolio may decline in value because of increases in market interest rates. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing the Fund’s value.

Issuer Risk. The value of securities may decline for a number of reasons that relate directly to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund may invest up to 15% of its total assets in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, the Fund may not be able to dispose of illiquid securities at a favorable time or price when desired. Below investment grade loans and other debt securities tend to be less liquid than higher-rated securities. In addition, the Fund’s derivatives investments may be subject to liquidity risk.

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Loan Risk. The loans in which the Fund may invest are subject to a number of risks. Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the net asset value of the Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Loan participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender. Loans are not as easily purchased or sold as publicly traded securities and there can be no assurance that future levels of supply and demand in loan trading will provide the degree of liquidity which currently exists in the market. In addition, the terms of the loans may restrict their transferability without borrower consent. These factors may have an adverse effect on the market price of the loan and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the high yield loans in its portfolio.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Manager and the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that such techniques and analyses will produce the desired results.

Non-Diversification Risk. The Fund is a “non-diversified” investment company and therefore may invest a greater percentage of its assets in the securities of fewer issuers than funds that are “diversified.” Accordingly, the Fund is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be.

No Prior History. The Fund is a recently organized, non-diversified, open-end management investment company with no history of operations.

Potential Conflicts of Interest Risk. The Manager, the Sub-Adviser and their affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Manager, the Sub-Adviser and their affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. The Manager, the Sub-Adviser and their affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Manager, the Sub-Adviser or their affiliates are under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, the Manager, the Sub-Adviser and their affiliates may compete with the Fund for appropriate investment opportunities.

Portfolio Turnover Risk. The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. Higher portfolio turnover rates result in corresponding increases in trading costs and generate short-term capital gains taxable to shareholders as ordinary income when distributed to them.

Prepayment and Extension Risk. Prepayment and extension risk is the risk that a loan, bond or other investment might be called or otherwise converted, prepaid or redeemed before maturity. This risk is primarily associated with mortgage-backed and other asset-backed securities and floating rate loans. If the investment is converted, prepaid or redeemed before maturity, particularly during a time of declining interest rates or spreads, the Fund may not be able to invest the proceeds in other investments providing as high a level of income, resulting in a reduced yield to the Fund. Conversely, as interest rates rise or spreads widen, the likelihood of prepayment decreases and the maturity of the investment may extend. The Fund may be unable to capitalize on securities with higher interest rates or wider spreads because the Fund’s investments are locked in at a lower rate for a longer period of time.

Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect overall return.

Structured Products Risk. The Fund may invest in collateralized bond and loan obligations. Holders of these structured products bear the risks of the underlying investments, index or reference obligation and are subject to counterparty risk, credit risk, liquidity risk and market risk. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movements of the factors may cause significant price fluctuation.

Volatility Risk. A Fund could suffer losses related to its derivative positions as a result of unanticipated market movements, which losses may be potentially unlimited.

The Fund is subject to certain other risks, which are described below under “Description of Principal Risks” and “Other Investment Strategies and Risks.”

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An investment in the Fund is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. As with any mutual fund, there is no guarantee that the Fund will achieve its goal.

Performance Information for the Fund

As of the date of this Prospectus, the Fund has not completed a full calendar year of investment operations. When the Fund has completed a full calendar year of operations, this section will include information an investor would find useful in evaluating the risks of investing in the Fund, such as charts that show the Fund’s performance from year to year and how the Fund’s average annual returns for certain periods compare with those of a broad-based market index.

Portfolio Management

Babson Capital Management serves as the investment adviser to the Fund. Babson Capital Global Advisors Limited, a wholly-owned subsidiary of Babson Capital Management, serves as a sub-adviser with respect to the Fund’s European investments.

The portfolio managers primarily responsible for the day-to-day management of the Fund’s portfolio are:

Portfolio Manager	Managed the Fund Since	Title with Adviser
Zak Summerscale	Since inception	Portfolio Manager
Michael Freno	Since inception	Portfolio Manager
Sean Feeley	Since inception	Portfolio Manager
Kam Tugnait	Since inception	Portfolio Manager
Scott Roth	Since inception	Portfolio Manager

Purchase and Sale of Fund Shares

Purchase Minimums*

Initial Investment (Class Y/Class I)	$100,000/500,000
Subsequent Investments	$250

*	The Fund reserves the right to change or waive the investment minimums. For retirement plans, the investment minimum is $250 for each of the initial investment and subsequent investments.

In general, you may purchase Class Y shares on any business day through your Financial Intermediary and redeem Y Class shares on any business day through your Financial Intermediary. Qualified investors may also purchase or redeem Class I Shares on any business day through the Fund’s Transfer Agent.

Tax Information

The Fund intends to make distributions that will generally be taxable to you as ordinary income or capital gains, unless your investment is in an IRA, 401(k) plan or other tax-advantaged arrangement. Such tax-advantaged arrangements may be taxed later upon the withdrawal of monies from those arrangements.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other Financial Intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Financial Intermediary’s website for more information.

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DESCRIPTION OF PRINCIPAL INVESTMENTS

The following is a description of principal investment practices in which the Funds may engage. Any references to investments made by a Fund include those that may be made both directly by the Fund and indirectly by the Fund (e.g., through its investments in derivatives or other pooled investment vehicles). Not all Funds may engage in all practices described below. Please refer to the “Principal Investment Strategies” for each Fund for additional information regarding the practices in which a particular Fund may engage. Please see “Description of Principal Risks” and “Other Investment Strategies and Risks” below for the risks associated with the Funds’ investment practices.

Investment Objectives

The investment objective of Global Floating Rate Fund is to seek a high level of current income. Preservation of capital is a secondary goal. The investment objective of Global Credit Income Opportunities Fund is to seek an absolute return, primarily through current income and secondarily through capital appreciation. There can be no assurance that either Fund will achieve its investment objectives. Each Fund’s investment objectives are non-fundamental, which means that they may be changed without shareholder approval by the Board of Trustees.

Portfolio Management Strategies

Global Floating Rate Fund

Under normal market conditions, Global Floating Rate Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies. For this purpose debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. (This policy is non-fundamental and may be changed by the Trustees upon at least 60 days’ prior written notice to shareholders.) The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s or below BBB- by either S&P or Fitch) or unrated but judged by the Manager or the Sub-Adviser to be of comparable quality.

The Fund may invest in a wide range of income-producing floating rate loans, bonds and notes of issuers based in U.S. and non-U.S. markets, but expects to invest primarily in senior secured loans of North American and Western European corporate issuers that are of below investment grade quality. The Fund will allocate its assets among various regions and countries (but in no less than three different countries) and expects to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s Benchmark, represented by foreign companies, as determined by the provider of the Benchmark). A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investments in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if the Manager or Sub-Adviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered or organized outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is exposed to the economic fortunes and risks of regions outside the United States.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and Western European loan and other debt markets. For example, the Fund will seek to take advantage of differences in pricing between senior secured loans of an issuer denominated in U.S. dollars and substantially similar senior secured loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

The instruments in which the Fund will invest will primarily be of below investment grade quality, and may include investments in the lowest rating category of the applicable rating agency. The Fund may invest in distressed loans and bonds that are in default at the time of purchase in an effort to protect the Fund’s existing investments in securities of the same issuers.

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Global Credit Income Opportunities Fund

Global Credit Income Opportunities Fund is managed using an absolute return investment objective, which means that it is not managed relative to the performance of a specific bond index, but rather seeks to generate positive returns over the course of a full market cycle while managing volatility through security selection and possibly hedging to reduce overall exposure to credit and interest rate risk. The Fund seeks absolute total return through a combination of current income and capital appreciation.

Under normal circumstances, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in debt instruments (consisting of loans, bonds and notes). The Fund may invest in a wide range of debt instruments of issuers based in U.S. and non-U.S. markets, as well as over-the-counter and exchange-traded derivatives. Investments may be issued or guaranteed by governments and their agencies, corporations, financial institutions and supranational organizations that the Fund believes have the potential to provide a high total return over time. A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investment in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The Fund will allocate its assets among various regions and countries (but in no less than three different countries). Under normal market conditions, the Fund intends to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index, represented by foreign companies, as determined by the provider of the benchmark). Although the Bank of America/Merrill Lynch Global Non-Financial High Yield Constrained Index is representative of the Fund’s investable universe, the Fund does not seek to be correlated with that index.

For purposes of determining whether securities held by the Fund are securities of a foreign company, a company is considered to be a foreign company if the Manager or Sub-Adviser determines that the company’s securities trade on a market outside of the United States, the company is headquartered or organized outside of the United States, the company derives a majority of its revenues or profits outside of the United States, or the company is exposed to the economic fortunes and risks of regions outside the United States.

The Fund will seek to take advantage of inefficiencies between geographies, primarily the North American and Western European high yield bond and loan markets and within capital structures between bonds and loans. For example, the Fund will seek to take advantage of differences in pricing between bonds or loans of an issuer denominated in U.S. dollars and substantially similar bonds or loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

Babson Capital’s Approach

Babson Capital incorporates both bottom-up and top-down processes. In a fundamental bottom-up approach to credit, Babson Capital analyzes each investment opportunity to assess the issuer’s ability to service its capital structure and perform a relative value analysis of the debt offering against those of comparable issuers. Each security has to be approved by Babson Capital’s local (either in U.S. or Europe) Investment Committee as eligible for purchase. Portfolio managers can select securities from those approved by Babson Capital’s relevant Investment Committee. Though Babson Capital adheres to a bottom-up approach to individual credit selection, Babson Capital also applies industry and macroeconomic considerations to investment analysis in assessing the expected effects of industry changes and the macroeconomic environment on an issuer’s ability to service its debt obligations. As part of formulating an industry view, each of Babson Capital’s research analysts typically presents quarterly to the Investment Committee an industry review that highlights opportunities and concerns within the industry.

In addition to the fundamental bottom-up credit analysis, Babson Capital’s Global Strategy Committee determines strategic allocations between asset classes and geographies. The Global Strategy Committee is comprised of senior members of the Global High Yield Investments Group and meets weekly (more often if market conditions warrant) and takes into consideration, among other things, macroeconomic trends, Babson Capital’s assessment of relative value across geographies and asset classes, and Babson Capital’s outlook for rates when making allocation decisions. In conjunction with the Global Strategy Committee, investment and research teams are responsible for managing local asset exposures from the bottom-up.

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The bottom-up part of the process is a credit-intensive approach for selecting assets for each Fund. Credit analysis is conducted locally by large teams in each of the United States and Europe. Babson Capital seeks to determine where value exists within companies based on fundamental bottom-up analysis and to assess this value relative to other investment alternatives. Babson Capital focuses on in-depth company and industry analysis, with particular attention paid to free cash flow generation capability, quality of management and capital structure. Babson Capital also looks at enterprise value relative to debt and the value of any collateral for the bonds and loans that it purchases. Babson Capital’s credit strategy stresses (i) fundamentally driven credit selection and portfolio construction, (ii) building broadly diverse portfolios across industry and issuer, (iii) emphasizing total return, relative value and market liquidity, (iv) determining appropriate reward for risk, (v) communicating and reacting to company and market information on a real time basis and (vi) actively managing accounts to achieve portfolio objectives as market conditions change. Babson Capital believes that it is important to locally underwrite and monitor credits due to the significant differences in the regulatory, legal, bankruptcy and geopolitical frameworks of the various North American and European countries in which the Fund expects to primarily invest.

Each Fund will seek to buy securities of companies with strong management teams and solid business positions in stable industries. Research analysts focus on profitability, generation and sustainability of cash flow, enterprise value, interest coverage and leverage. Babson Capital looks for companies that it believes have appropriate capital structures that do not overly subordinate the companies’ debt and have adequate liquidity with access to capital. Using fundamental bottom-up analysis combined with credit analysis techniques, research analysts consider the potential downside risks of an investment first, but do not ignore the upside potential. They monitor the current investment environment to identify which asset classes seem to be offering the best value given the risks. Analysts then perform rigorous analysis of issuers under consideration by examining (i) the quality of the management team, (ii) free cash flow to determine an issuer’s ability to repay debt, (iii) the company’s strengths and weaknesses within its sectors, including the views of competitors, suppliers and customers, (iv) capital structure, (v) pro forma leverage and debt coverage and (vi) a comparison of traditional measures of total financial leverage to both debt market standards and enterprise values. Securities may be sold when Babson Capital believes they no longer represent relatively attractive investment opportunities.

Independent Credit Analysis. Babson Capital will rely heavily on its own analysis of the credit quality and risks associated with individual loans and other debt securities considered for each Fund, rather than relying exclusively on rating agencies or third-party research. The individuals managing a Fund will use this information in an attempt to minimize credit risk and to identify issuers, industries or sectors that are undervalued or that offer attractive yields relative to their assessment of their credit characteristics. This aspect of the capabilities of Babson Capital will be particularly important because of each Fund’s emphasis on below investment grade loans and bonds.

Diversification. Each Fund is a “non-diversified” investment company, which means that it may invest a greater percentage of its assets in the securities of fewer issuers than may investment companies that are “diversified.” See “Description of Principal Risks—Non-Diversification Risk.” To avoid concentrating its investments in a particular industry or group of industries, each Fund will not invest 25% or more of its total assets in any single industry or group of industries.

Portfolio Composition and Other Information

Each Fund’s portfolio may invest in the following types of securities and other instruments. A more detailed discussion of these and other instruments and investment techniques that may be used by each Fund is provided under “Description of Principal Investment Strategies and Risks” and “Other Investment Strategies and Risks” in the SAI.

Bank Loans, Loan Participations and Assignments. Each Fund intends to invest in floating and fixed rate loans issued by banks and other unaffiliated entities, which investments generally will be issued directly by the borrower or be in the form of loan participations or assignments purchased from banks and other financial institutions and institutional investments. The loans in which the Funds intend to invest may include, but are not limited to, secured loans that are senior (“first lien”) or subordinated (“second lien”) loans, and unsecured loans. Loans and other floating rate debt instruments are subject to the risk of non-payment of scheduled interest or principal. See “Description of Principal Risks—Loan Risk.” Participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender. If a Fund purchases a participation, it is likely that it will only be able to enforce its rights through the lender, and, therefore, it will assume the credit risk of both the lender and the borrower.

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First Lien Loans. Each Fund intends to invest in first lien loans. First lien loans hold a senior position in the capital structure of a borrower. For first lien loans, borrowers are typically corporations, partnerships and other business entities that operate in various industries and geographical regions, including foreign borrowers. First lien loans are typically secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. The capital structure of a borrower may include first lien loans, senior and junior subordinated debt, preferred stock and common stock issued by the borrower, typically in descending order of seniority with respect to claims on the borrower’s asset. The proceeds of first lien loans primarily are used to finance highly leveraged transactions including leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, refinancings and internal growth and for other corporate purposes.

First lien loans in which the Funds will invest generally pay interest at rates that are redetermined periodically by reference to a base lending rate, plus a premium. First lien loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. These base lending rates are primarily London-Interbank Offered Rate (“LIBOR”), and secondarily the prime rate offered by one or more major U.S. banks (the “Prime Rate”) and the certificate of deposit (“CD”) rate or other base lending rates used by commercial lenders. As floating rate loans, the frequency of how often a loan resets its interest rate will impact how closely such loans track current short term market interest rates. The first lien loans that a Fund intends to hold will typically have a dollar-weighted average period until the next interest rate adjustment of approximately 90 days or less. As a result, as short-term interest rates increase, interest payable to a Fund from its investments in first lien loans should increase, and as short-term interest rates decrease, interest payable to a Fund from its investments in first lien loans should decrease. The Funds may utilize derivative instruments to shorten the effective interest rate redetermination period of first lien loans in its portfolio. First lien loans typically have a stated term of between one and ten years. In the experience of the Manager over the last decade, however, the average life of first lien loans has been two to four years because of prepayments.

Second Lien Loans and Other Debt Securities. Each Fund may invest in loans, bonds and notes that have the same characteristics as first lien loans except that such loans are second in lien priority rather than first. Such second lien loans and securities typically have adjustable floating rate interest payments. Accordingly, the risks associated with such securities are higher than the risks of loans with first priority over the collateral. In the event of default on a second lien loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder and therefore result in a loss of investment to a Fund.

Unsecured Loans. Each Fund may invest in unsecured loans, both floating and fixed rate. Unsecured loans are subject to substantially similar risks attributable to secured loans. Issuer risk is more pronounced in unsecured loans since the Fund will not have recourse to recoup its investment against collateral securing the loan.

First and second lien loans and unsecured loans are subject to prepayments which shorten the loans’ weighted average maturities and may lower their returns. If the credit support or enhancement is exhausted, losses or delays in payment may result if the required payments of principal and interest are not made. The value of these securities also may change because of changes in market value, that is changes in the market’s perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or fund providing the credit support or enhancement.

Delayed Funding Loans and Revolving Credit Facilities. Each Fund may enter into, or acquire participations in, delayed funding loans and revolving credit facilities, in which a lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. These commitments may have the effect of requiring a Fund to increase its investment in a company at a time when it might not be desirable to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid). Delayed funding loans and revolving credit facilities are subject to credit, interest rate and liquidity risk and the risks of being a lender.

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High Yield Securities. Each Fund expects to invest in high yield bonds of North American and European corporate issuers. Investing in high yield securities or instruments involves greater risks (in particular, greater risk of default) and special risks in addition to the risks associated with investments in investment grade debt obligations. While offering a greater potential opportunity for capital appreciation and higher yields, high yield securities typically entail greater potential price volatility and may be less liquid than higher-rated securities or instruments. High yield securities or instruments may be regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. They also may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-rated securities or instruments. Debt securities or instruments in the lowest investment grade category also may be considered to possess some speculative characteristics.

The market values of high yield securities or instruments tend to reflect individual developments of the issuer to a greater extent than do higher-quality securities or instruments, which tend to react mainly to fluctuations in the general level of interest rates. In addition, lower-quality debt securities or instruments tend to be more sensitive to economic conditions. Certain “emerging market” governments that issue high yield securities or instruments are among the largest debtors to commercial banks, foreign governments and supra-national organizations such as the World Bank, and may not be able or willing to make principal and/or interest payments as they come due.

Credit Ratings and Unrated Securities. Each Fund may invest in securities that may be assigned credit ratings or may be unrated securities. Rating agencies are private services that provide ratings of the credit quality of debt obligations, including convertible securities. Appendix A to the SAI describes the various ratings assigned to debt obligations by Moody’s, S&P and Fitch. Ratings assigned by a credit rating agency are not absolute standards of credit quality and do not evaluate market risks. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. The Funds will not necessarily sell a security when its rating is reduced below its rating at the time of purchase. As described above under “—Portfolio Management Strategies—Independent Credit Analysis,” Babson Capital does not rely solely on credit ratings, and develops its own analysis of issuer credit quality. The ratings of a debt security or instruments may change over time. Moody’s, S&P and Fitch monitor and evaluate the ratings assigned to securities on an ongoing basis. As a result, debt securities or instruments held by the Fund could receive a higher rating (which would tend to increase their value) or a lower rating (which would tend to decrease their value) during the period in which they are held.

The Funds may purchase unrated securities or instruments (which are not rated by a credit rating agency). Unrated securities or instruments may be less liquid than comparable rated securities or instruments and involve the risk that Babson Capital may not accurately evaluate the security’s comparative credit rating. Analysis of the creditworthiness of issuers of high yield securities or instruments may be more complex than for issuers of higher-quality debt obligations. The Funds’ success in achieving its investment objectives may depend more heavily on Babson Capital’s credit analysis than if the Funds invested primarily in higher-quality and rated securities or instruments.

Corporate Bonds. Each Fund may invest in a wide variety of bonds of varying maturities issued by U.S. and foreign corporations and business entities. Each Fund may invest in bonds that are fixed or variable rate debt obligations, consisting of bills, notes, debentures and money market instruments. Bonds generally are used by corporations as well as governments and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are perpetual in nature in that they have no maturity date; to the extent that these perpetual bonds have fixed interest rates, they may have heightened sensitivity to changes in interest rates.

U.S. Government Securities. Each Fund may invest in U.S. Government securities, which are obligations of, or guaranteed by, the U.S. Government, its agencies or government-sponsored enterprises. U.S. Government securities include a variety of securities that differ in their interest rates, maturities and dates of issue. Securities issued or guaranteed by agencies or instrumentalities of the U.S. Government may or may not be supported by the full faith and credit of the United States or by the right of the issuer to borrow from the U.S. Treasury.

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When Issued, Delayed Delivery and Forward Commitment Transactions. Each Fund may purchase securities which it is eligible to purchase on a when-issued basis, may purchase and sell such securities for delayed delivery and may make contracts to purchase such securities for a fixed price at a future date beyond normal settlement time (forward commitments). When-issued transactions, delayed delivery purchases and forward commitments involve a risk of loss if the value of the securities declines prior to the settlement date. This risk is in addition to the risk that a Fund’s other assets will decline in value. Therefore, these transactions may result in a form of leverage and increase a Fund’s overall investment exposure. When such purchases are outstanding, a Fund will segregate until the settlement date assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount sufficient to meet the purchase price. Typically, no income accrues on securities a Fund has committed to purchase prior to the time delivery of the securities is made, although the Fund may earn income on securities it has segregated to cover these positions.

Variable and Floating Rate Securities. Each Fund may invest in variable and floating rate securities. Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. Each Fund may invest in floating rate debt instruments (“floaters”) and engage in credit spread trades. While floaters provide a certain degree of protection against rising interest rates, a Fund will participate in any decline in interest rates as well. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two bonds or other securities, where the value of the investment position is determined by changes in the difference between such prices or interest rates, as the case may be, of the respective securities.

Foreign (Non-U.S.) Investments and Currencies. Each Fund invests in debt obligations of foreign issuers and of supra-national government entities. Supra-national entities include international organizations that are organized or supported by one or more government entities to promote economic reconstruction or development and by international banking institutions and related governmental agencies. Each Fund may also invest in debt instruments denominated in foreign currencies (of both developed and “emerging market” countries), consisting of obligations of corporations and non-U.S. governments and their respective sub-divisions, agencies and government-sponsored enterprises. Each Fund likewise may invest without limit in securities of issuers located in developed countries (regardless of the currency in which such securities are denominated) and of issuers located in “emerging market” countries. Investing in foreign securities involves special risks and considerations not typically associated with investing in U.S. securities. See “Description of Principal Risks—Foreign (Non-U.S.) Investment Risk” and “Description of Principal Risks—Foreign Currency Risk.”

The U.S. dollar-denominated foreign securities in which a Fund may invest include Eurodollar obligations and “Yankee Dollar” obligations. Eurodollar obligations are U.S. dollar-denominated certificates of deposit and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Eurodollar and Yankee Dollar obligations are generally subject to the same risks that apply to domestic debt issues, notably credit risk, market risk and liquidity risk. Additionally, Eurodollar (and to a limited extent, Yankee Dollar) obligations are subject to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital, in the form of U.S. dollars, from flowing across its borders. Other risks include adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding taxes; and the expropriation or nationalization of foreign issuers.

Each Fund also may invest in sovereign debt issued by foreign governments, their agencies or instrumentalities, of developing or “emerging market” issuers. As a holder of sovereign debt, a Fund may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In addition, there are generally no bankruptcy proceedings similar to those in the United States by which defaulted sovereign debt may be collected. Each Fund also may invest in Brady Bonds, which are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with a debt restructuring. Investments in Brady Bonds may be viewed as speculative. Brady Bonds acquired by a Fund may be subject to restructuring arrangements or to requests for new credit, which may cause a Fund to realize a loss of interest or principal on any of its portfolio holdings.

Each Fund’s investments in securities that trade in, or receive revenues in, foreign currencies will be subject to currency risk, which is the risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect any investment. Each Fund expects to engage in transactions involving foreign currencies in order to hedge against foreign currency risk. For instance, each Fund may purchase foreign currencies on a spot (cash) basis and enter into forward foreign currency exchange contracts, foreign currency futures contracts and

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options on foreign currencies and futures. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that a Fund will engage in such transactions at any given time or from time to time. Also, these transactions may not be successful and may eliminate any chance for a Fund to benefit from favorable fluctuations in relevant foreign currencies.

Please see “Description of Principal Investment Strategies and Risks—Foreign (Non-U.S.) Securities,” “Description of Principal Investment Strategies and Risks—Foreign Currency Transactions” and “Description of Principal Investment Strategies and Risks—Foreign Currency Exchange-Related Securities” in the SAI for a more detailed description of the types of foreign investments and foreign currency transactions in which a Fund may invest and their related risks.

Mortgage-Backed and Other Asset-Backed Securities. Asset-backed securities represent interests in, or debt instruments that are backed by, pools of various types of assets that generate cash payments, generally over fixed periods of time, consisting of mortgages, motor vehicle installment sales, contracts, installment loan contracts, leases of various types of real and personal property, receivables from revolving (credit card) agreements and student loans. Such securities entitle the security holders to receive distributions (i.e., principal and interest) that are tied to the payments made by the borrower on the underlying assets (less fees paid to the originator, servicer, or other parties, and fees paid for credit enhancement), so that the payments made on the underlying assets effectively pass through to such security holders. Asset-backed securities typically are created by an originator of loans or owner of accounts receivable that sells such underlying assets to a special purpose entity in a process called a securitization. The special purpose entity issues securities that are backed by the payments on the underlying assets, and have a minimum denomination and specific term. Mortgage-backed securities are asset-backed securities that represent, directly or indirectly, a participation in, or are secured by and payable from, mortgage loans on real property.

The value of some mortgage- or other asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-backed securities may expose a Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-backed security generally will decline; however, when interest rates are declining, the value of mortgage-backed securities with prepayment features may not increase as much as other fixed income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-backed security, and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-backed security, the volatility of the security can be expected to increase. The value of these securities may fluctuate in response to the market’s perception of the creditworthiness of the issuers. Additionally, although mortgages and mortgage-backed securities may be supported by some form of government or private guarantee and/or insurance, there is no assurance that guarantors or insurers will meet their obligations.

Structured Products. Each Fund may invest in collateralized bond and loan obligations, which are privately negotiated debt obligations where principal and/or interest payments are determined by reference to the performance of a benchmark asset (such as a portfolio of selected securities), interest rate or index, or the differential performance of two assets, interest rates or indexes, including bond indexes (an “embedded index”). These structured instruments may be issued by corporations, including banks, as well as by governmental agencies. Each Fund may invest in structured products of any credit quality, including those rated investment grade and below investment grade or considered to be of comparable quality. Structured instruments frequently are assembled in the form of medium-term notes, but a variety of forms are available and may be used in particular circumstances. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but ordinarily not below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending on a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured products may be determined by applying a multiplier to the performance or differential performance of the referenced indexes or other assets. Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

Babson Capital may utilize structured instruments for investment purposes and also for risk management purposes, such as to reduce the duration and interest rate sensitivity of a Fund’s portfolio. While structured instruments may offer the potential for a favorable rate of return from time to time, they also entail certain risks. Structured instruments may be less liquid than other debt securities, and the price of structured instruments may be more volatile. Structured instruments also may involve significant credit risk and risk of default by the counterparty. Like other sophisticated strategies, the Funds’ use of structured instruments may not work as intended. If the value of the embedded index changes in a manner other than that expected by Babson Capital, principal and/or interest payments received on the structured instrument may be substantially less than expected.

Each Fund may invest in collateralized loan obligations (“CLOs”). A CLO is a trust typically collateralized by a pool of loans, which may include, among others, U.S. and non-U.S. secured loans and unsecured loans, including loans of below investment grade quality. Each Fund may invest in collateralized bond obligations (“CBOs”). A CBO is a trust that is backed by a diversified pool of high risk, below investment grade debt securities. CLOs and CBOs may charge management fees and administrative expenses. The cash flows from the trust typically are split into portions (“tranches”) varying in risk and yield. The riskiest portion is the “equity” tranche, which bears the bulk of defaults from the loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO or CBO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO or CBO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO or CBO securities as a class. The risks of an investment in a CLO or CBO depend largely on the type of the collateral securities and the class of the CLO or CBO in which a Fund invests. Normally, CLOs or CBOs are privately offered and sold, and thus are not registered under the securities laws; however, an active dealer market may exist for CLOs or CBOs allowing a CLO or CBO to qualify under Rule 144A under the Securities Act of 1933, as amended. In addition to the normal risks associated with fixed income securities discussed elsewhere in this Prospectus and in the SAI (e.g., interest rate risk and default risk), CLOs and CBOs carry additional risks including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the collateral may decline in value or default; (iii) the Funds may invest in CLOs or CBOs that are subordinate to other tranches; (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; (v) the risk of forced “fire sale” liquidation of collateral due to technical defaults such as coverage test failures; and (vi) the manager of the CLO or CBO may perform poorly.

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Preferred Stocks. Each Fund may invest in preferred stocks. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from liquidation of the company. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in the company. Some preferred stocks offer a fixed rate of return with no maturity date. Because they never mature, these preferred stocks act like long-term bonds, can be more volatile than other types of preferred stocks and may have heightened sensitivity to changes in interest rates. Other preferred stocks have a variable dividend, generally determined on a quarterly or other periodic basis, either according to a formula based upon a specified premium or discount to the yield on particular U.S. Treasury securities or based on an auction process, involving bids submitted by holders and prospective purchasers of such stocks. Because preferred stocks represent an equity ownership interest in a company, their value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in a company’s financial condition or prospects, or to fluctuations in the equity markets.

Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities. Each Fund may invest in zero-coupon bonds, step-ups and payment-in-kind securities. Zero-coupon bonds pay interest only at maturity rather than at intervals during the life of the security. Like zero-coupon bonds, “step-up” bonds pay no interest initially but eventually begin to pay a coupon rate prior to maturity, which rate may increase at stated intervals during the life of the security. Payment-in-kind securities (“PIKs”) are debt obligations that pay “interest” (“PIK interest”) in the form of other debt obligations, instead of in cash. Zero-coupon bonds, step-ups and PIKs allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash. To the extent those instruments do not amortize principal, at maturity repayment may also be dependent on the ability of the borrower to refinance the face amount of the debt. Each of these instruments is typically issued and traded at a deep discount from its face amount. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. The market prices of zero-coupon bonds, step-ups and PIKs generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality. In order to maintain its qualification as a “regulated investment company” for U.S. federal income tax purposes, a Fund would be required to distribute the income on these instruments as it accrues, even though the Fund will not receive the income on a current basis or in cash. Thus, a Fund may have to sell other investments, including when it may not be advisable to do so, to make income distributions to its shareholders. Under certain market conditions, investments in zero-coupon bonds, step-ups and PIKs may be illiquid, making it difficult for a Fund to dispose of them or determine their current value.

Generally, when payments on a loan become past due, or a Fund otherwise does not expect the borrower to be able to meet its obligations to the Fund, the Fund will place the loan on non-accrual status and will cease recognizing PIK interest income on that loan for financial reporting purposes until all principal and interest has been brought current through payment or through a restructuring as a result of which the Fund determines that the interest income should be collectible. A Fund will write off any previously accrued and uncollected PIK interest when it determines that the PIK interest is no longer collectible.

Derivatives. Global Floating Rate Fund may, and Global Credit Income Opportunities Fund may to a significant extent, use a variety of derivative instruments for hedging or risk management purposes, or for speculative purposes—as substitutes for investments in securities in which a Fund can invest—as part of its investment strategies to increase return. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt instruments, interest rates, currencies or currency exchange rates, commodities, and related indexes. Although each Fund reserves the flexibility to use various derivative instruments as Babson Capital deems advisable, it anticipates that its derivative instrument investments in its first year of operations will consist primarily of total return swaps, options, index swaps or swaps on components of an index, interest rate swaps, credit default swaps and foreign currency forward contracts and futures. A Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investment directly in securities and other more traditional investments. See “Description of Principal Risks—Derivatives Risk.” Certain types of derivative instruments are described elsewhere in this section, including those described

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under “—Certain Interest Rate Transactions,” “—Structured Products,” “—Credit Default Swaps” and “—Total Return Swaps.” Please see “Description of Principal Investment Strategies and Risks—Derivative Instruments” in the SAI for additional information about these and other derivative instruments that a Fund may use and the risks associated with such instruments. There is no assurance that these derivative strategies will be available at any time or that Babson Capital will determine to use them for a Fund or, if used, that the strategies will be successful. In addition, a Fund may be subject to certain restrictions on its use of derivative strategies imposed by the terms of the Fund’s expected credit facility.

Credit Default Swaps. Each Fund may enter into credit default swap contracts to obtain exposure to particular issuers. For hedging purposes, a Fund would be the buyer of a credit default swap contract. In that case, the Fund would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract in the event of a default by a third party, such as a U.S. or foreign issuer, on the debt obligation. In return, a Fund would pay to the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would have spent the stream of payments and received no benefit from the contract.

Total Return Swaps. Each Fund may enter into total return swaps to add leverage to the portfolio and to transfer risk. Total return swaps are contracts in which one party agrees to make payments of the total return from the underlying assets, which may include securities, baskets of securities, or securities indices during the specified period, in return for payments equal to a fixed or floating rate of interest or the total return from other underlying assets.

Certain Interest Rate Transactions. Each Fund may enter into interest rate swap or cap transactions in order to change the interest rate exposure inherent in a Fund’s underlying investments and capital structure. Interest rate swaps involve a Fund’s agreement with the swap counterparty to pay a fixed rate payment in exchange for the counterparty paying the Fund a variable rate payment. The payment obligation would be based on the notional amount of the swap. A Fund may use an interest rate cap, which would require the Fund to pay a premium to the cap counterparty and would entitle the Fund, to the extent that a specified variable rate index exceeds a predetermined fixed rate, to receive from the counterparty payment of the difference based on the notional amount. A Fund may use interest rate swaps or caps with the intent to reduce or eliminate the risk that an increase in short-term interest rates could pose for the performance of the shares as a result of leverage, and also may use these instruments for other hedging or investment purposes.

Bank Obligations. Each Fund may invest in certain bank obligations, consisting of certificates of deposit, bankers’ acceptances, and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation.

Commercial Paper. Each Fund may invest in commercial paper. Commercial paper represents short-term unsecured promissory notes issued by corporations such as banks or bank holding companies and finance companies. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

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Repurchase Agreements. Each Fund may enter into repurchase agreements, in which a Fund purchases a security from a bank or broker-dealer and the bank or broker-dealer agrees to repurchase the security at the Fund’s cost plus interest within a specified time. In essence, such transactions function as a loan between a Fund and the counterparty, with the transferred security acting as collateral for the loan. If the party agreeing to repurchase should default, a Fund will seek to sell the securities which it holds. This could involve transaction costs or delays in addition to a loss on the securities if their value should fall below their repurchase price.

Distressed Securities. Each Fund may invest in issuers that are in default at the time of purchase. Distressed securities are issued by issuers that are in default at the time of purchase and that may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. Distressed securities frequently do not produce income while they are outstanding, and a Fund may be required to incur certain extraordinary expenses in order to protect and recover its investment.

Common Stocks. Each Fund may invest in equity securities incident to the purchase or ownership of a loan or debt instrument only to protect its existing investment in debt securities. Each Fund may hold or have exposure to common stocks of issuers of any size (in terms of market capitalization or otherwise) and in any industry or sector. Because a Fund may have exposure to common stocks, historical trends would indicate that the Fund’s portfolio and investment returns will be subject at times, and over time, to higher levels of volatility and market and issuer-specific risk than if it invested exclusively in debt securities.

Warrants and Rights. Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants usually are issued together with a bond or preferred stock and entitle a holder to purchase a specified amount of common stock at a specified price typically for a period of years. Rights usually have a specified purchase price that is lower than the current market price and entitle a holder to purchase a specified amount of common stock typically for a period of only weeks. Warrants may be used to enhance the marketability of a bond or preferred stock.

Borrowing and Leverage. Each Fund may borrow up to one-third of its assets (including the amount borrowed) to fund redemptions, post collateral for hedges or to purchase assets prior to settlement of pending sale transactions. Any such borrowings, as well as transactions such as when-issued, delayed-delivery, forward commitment purchases and loans of portfolio securities, can result in leverage. The Funds’ investments in derivatives may also involve leverage. The use of leverage involves special risks, and makes the net asset value of the Funds and the yield to shareholders more volatile.

Other Investment Companies. Each Fund may invest in securities of other open- or closed-end investment companies to the extent that such investments are consistent with the Fund’s investment objectives and policies. Each Fund may invest in other investment companies either during periods when it has large amounts of uninvested cash, during periods when there is a shortage of attractive income-producing securities available in the market, or when Babson Capital believes share prices of other investment companies offer attractive values. Each Fund may invest in investment companies that are advised by Babson Capital or its affiliates. As a stockholder in an investment company, a Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Shareholders would therefore be subject to duplicative expenses to the extent a Fund invests in other investment companies. Babson Capital will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments in loans, high-yield bonds and other securities. In addition, the securities of other investment companies may be leveraged and will therefore be subject to the same leverage risks as the risks described in the section entitled “Other Investment Strategies and Risks—Leverage Risk.” For example, the net asset value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

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Additional Information. The foregoing percentage limitations in each Fund’s investment strategies apply at the time of purchase of securities. The Board of Trustees may change any of the foregoing investment policies, including the Funds’ investment objectives and the Global Floating Rate Fund’s 80% investment policy, without shareholder approval. The Global Floating Rate Fund will provide shareholders with written notice at least 60 days prior to a change in its 80% investment policy.

See “Description of Principal Investment Strategies and Risks” and “Other Investment Strategies and Risks” in the SAI for additional information regarding the investments of the Funds and their related risks.

DESCRIPTION OF PRINCIPAL RISKS

The following supplements the information regarding each Fund’s investment objective and principal risks. This summary describes the nature of the principal risks, but is not intended to include every potential risk. Unless otherwise specified, each risk summarized below applies to each Fund. The Funds could be subject to additional risks because the types of investments they make may change over time. Please see “Other Investment Strategies and Risks” below for additional risks associated with the Funds’ investment practices. The SAI includes more information about the Funds and their investments. Each Fund is not intended to be a complete investment program.

Below Investment Grade (High Yield/Junk Bond) Instruments Risk. Each Fund expects to invest in bonds and loans of corporate issuers that are, at the time of purchase, rated below investment grade by at least one credit rating agency (below Baa3 by Moody’s, or below BBB- by either S&P or Fitch) or unrated but judged by the Manager or the Sub-Adviser to be of comparable quality. Each Fund may also invest in other below investment grade debt obligations. Below investment grade debt instruments carry greater credit and liquidity risk than investment grade instruments. These instruments are often also referred to as high yield instruments or “junk bonds”. Below investment grade debt instruments are considered to be predominantly speculative investments. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Below investment grade debt instruments are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These instruments may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the financial markets generally and less secondary market liquidity. The prices of below investment grade debt instruments may be affected by legislative and regulatory developments. Because below investment grade debt instruments are difficult to value and are more likely to be fair valued (see “Net Asset Value”), particularly during erratic markets, the values realized on their sale may differ from the values at which they are carried on the books of a Fund. The Manager and the Sub-Adviser will consider both credit risk and market risk in making investment decisions for a Fund.

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Below investment grade debt instruments are often issued in connection with a corporate reorganization or restructuring or as part of a merger, acquisition, takeover or similar event. They are also issued by less established companies seeking to expand. Such issuers are often highly leveraged and generally less able than more established or less leveraged entities to make scheduled payments of principal and interest in the event of adverse developments or business conditions.

The market value of below investment grade debt instruments tends to reflect individual corporate developments to a greater extent than that of higher-rated instruments, which generally react primarily to fluctuations in the general level of interest rates. As a result, when a Fund invests in such high yield instruments, its ability to achieve its investment objective may depend to a greater extent on the judgment of the Manager and the Sub-Adviser concerning the creditworthiness of issuers than funds that invest in higher-rated instruments. Issuers of below investment grade debt instruments may not be able to make use of more traditional methods of financing and their ability to service debt obligations may be more adversely affected than issuers of higher-rated instruments by economic downturns, specific corporate developments or the issuer’s inability to meet specific projected business forecasts. Negative publicity about the high yield markets and investor perceptions regarding lower-rated or unrated instruments, whether or not based on fundamental analysis, may depress the prices for such instruments.

If a default occurs with respect to any below investment grade debt instruments and a Fund sells or otherwise disposes of its exposure to such instruments, it is likely that the proceeds would be less than the unpaid principal and interest. Even if such instruments are held to maturity, recovery by a Fund of its initial investment and any anticipated income or appreciation would be uncertain and may not occur.

The secondary market for below investment grade debt instruments may be concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such instruments is not as liquid as, and is more volatile than, the secondary market for higher-rated instruments. In addition, market trading volume for high yield instruments is generally lower and the secondary market for such instruments could contract under adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer.

Certain Affiliations. Certain Financial Intermediaries may be considered to be affiliated persons of a Fund or of Babson Capital due to their possible affiliations with Massachusetts Mutual Life Insurance Company, the ultimate parent company of Babson Capital. Absent an exemption from the SEC or other regulatory relief, each Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit a Fund’s ability to engage in securities transactions and to take advantage of market opportunities.

Counterparty Risk. Each Fund will be subject to credit risk with respect to the counterparties to the derivative contracts which are not cleared through a central counterparty but instead are traded over-the-counter between two counterparties. If a counterparty to an over-the-counter derivative becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, a Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. A Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter derivative transactions since generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to a Fund. In addition, in the event of a bankruptcy of a clearing house, a Fund could experience a loss of the funds deposited with such clearing house as margin and of any profits on its open positions.

Credit Risk. Credit risk is the risk that one or more debt obligations in a Fund’s portfolio will decline in price, or fail to pay dividends, interest or principal when due because the issuer of the obligation experiences an actual or perceived decline in its financial status. Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated instruments. They do not, however, evaluate the market value risk of below investment grade debt instruments and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or

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in the conditions of the issuer that affect the market value of the instruments. Consequently, credit ratings are used only as a preliminary indicator of investment quality. Investments in below investment grade and comparable unrated obligations will be more dependent on the Manager’s and the Sub-Adviser’s credit analysis than would be the case with investments in investment-grade instruments. The Manager and the Sub-Adviser employ their own credit research and analysis, which includes a study of existing debt, capital structure, ability to service debt and to pay dividends, sensitivity to economic conditions, operating history and current earnings trends.

Derivatives Risk. Global Floating Rate Fund may, and Global Credit Income Opportunities Fund may to a significant extent, use a variety of derivative instruments for hedging or risk management purposes, or for speculative purposes—as substitutes for investments in securities in which a Fund can invest—as part of its investment strategies to increase the return of a Fund such derivatives may consist of options on futures contracts, indexes or components of an index, interest rate or other futures contracts and swap agreements (consisting of total return swaps, credit default swaps, index swaps or swaps on components of an index and foreign currency forward contracts and futures), as well as through investments in structured products or credit-linked notes. Derivatives are subject to a number of risks described elsewhere in this Prospectus, such as liquidity risk, interest rate risk, credit risk and management risk and volatility risk. Over-the-counter derivatives are highly susceptible to liquidity risk and counterparty risk. Derivatives, in particular over-the-counter derivatives, also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances, and there can be no assurance that a Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

Distressed Securities Risk. Each Fund may invest in issuers that are in default at the time of purchase. Issuers in which a Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below investment grade debt securities of companies in similar industries. Distressed securities frequently do not produce income while they are outstanding. A Fund may be required to incur certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent a Fund is invested in distressed securities, its ability to achieve current income for its shareholders may be diminished. A Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the distressed securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or a plan of reorganization is adopted with respect to distressed securities held by a Fund, there can be no assurance that the securities or other assets a Fund receives in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities a Fund receives upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of a Fund’s participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed securities, the Fund may be restricted from disposing of such securities.

Duration Risk. Each Fund may invest in investments of any duration or maturity. Although stated in years, duration is not simply a measure of time. Duration measures the time-weighted expected cash flows of a security, which can determine the security’s sensitivity to changes in the general level of interest rates (or yields). By way of example, a fund with a duration of 5 would be expected to experience a 5% decline in value if interest rates were to rise one percentage point. Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. Various techniques may be used to shorten or lengthen a Fund’s duration. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

Equity Securities Risk. The prices of equity securities rise and fall frequently. These price movements may result from factors affecting individual companies, industries or the securities market as a whole. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, the equity market tends to move in cycles which may cause stock prices to fall over short or extended periods of time. Common stock is subordinate to any preferred stock and debt securities of the same issuer with respect to the payment of dividends and in liquidation or bankruptcy. The market prices of warrants and rights to purchase common stock are usually significantly less than the price of the underlying stock. As a result, the prices of warrants and rights are often more volatile than the price of the underlying stock. Limited partnership interests involve risks that differ from an investment in common stock. Holders of limited partnership interests have more limited control and limited rights to vote on matters affecting the partnership.

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Foreign Currency Risk. Although each Fund will report its net asset value and pay dividends in U.S. dollars, foreign securities often are purchased with, and make dividend or interest payments in, foreign currencies. Therefore, when a Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the value of securities denominated in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar (although Babson Capital intends generally to hedge investments denominated in foreign currencies back to the U.S. dollar under current market conditions), and a decline in applicable foreign exchange rates could reduce the value of such securities held by a Fund.

Foreign (Non-U.S.) Investment Risk. Each Fund’s investments in foreign issuers and in securities denominated in foreign currencies involve special risks. These risks include imposition of additional taxes; trading, settlement, custodial and other operational risks; and risks arising from the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market. Foreign investments involve special risks, including:

•	Political and economic developments: Foreign investments may be subject to the risks of seizure by a foreign government, imposition of restrictions on the exchange or export of foreign currency, and tax increases.

•	Unreliable or untimely information: There may be less information publicly available about a foreign issuer than about most U.S. issuers, and foreign issuers are usually not subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States.

•	Limited legal recourse: Legal remedies for investors in foreign companies may be more limited than the remedies available to U.S. investors.

•	Trading practices: Brokerage commissions and other fees are generally higher for foreign investments than for U.S. investments. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

•	Limited markets: Certain foreign investments may be less liquid (harder to buy and sell) and more volatile than most U.S. investments, which means that the Sub-Adviser may at times be unable to sell these foreign investments at desirable prices. For the same reason, it may at times be difficult to value the Funds’ foreign investments.

Inflation Risk. Inflation risk is the risk that the value of assets or income from a Fund’s investments will be worth less in the future as inflation decreases the value of money.

Interest Rate Risk. Generally, when market interest rates rise, the prices of fixed rate debt obligations fall, and vice versa. Interest rate risk is the risk that the debt obligations in a Fund’s portfolio will decline in value because of increases in market interest rates. As interest rates increase, slower than expected principal payments may extend the average life of securities, potentially locking in a below-market interest rate and reducing a Fund’s value. In typical market interest rate environments, the prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. A Fund’s use of leverage, as described below, will tend to increase share interest rate risk. Interest rate risk generally is lower for floating rate instruments than for fixed rate debt obligations.

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Issuer Risk. The value of securities may decline for a number of reasons that relate directly to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. Each Fund may invest up to 15% of its total assets in illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which a Fund has valued the securities). Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wide fluctuations in market value. Also, a Fund may not be able to dispose of illiquid securities at a favorable time or price when desired. Below investment grade loans and other debt securities tend to be less liquid than higher-rated securities.

In addition, derivatives instruments may not be liquid in all circumstances, so that in volatile markets a Fund may not be able to close out a position without incurring a loss. Although both over-the-counter and exchange-traded derivatives markets may experience the lack of liquidity, over-the-counter non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, speculative position limits, limitations on deliverable

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supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. The absence of liquidity may also make it more difficult for a Fund to ascertain a market value for such instruments. The inability to close options and futures positions also could have an adverse impact on a Fund’s ability to effectively hedge its portfolio.

Loan Risk. The loans in which a Fund will invest are largely floating rate instruments; therefore, the interest rate risk generally is lower than for fixed rate debt obligations. However, from the perspective of the borrower, an increase in interest rates may adversely affect the borrower’s financial condition. Due to the unique and customized nature of loan agreements evidencing loans and the private syndication thereof, loans are not as easily purchased or sold as publicly traded securities. Although the range of investors in loans has broadened in recent years, there can be no assurance that future levels of supply and demand in loan trading will provide the degree of liquidity which currently exists in the market. In addition, the terms of the loans may restrict their transferability without borrower consent. These factors may have an adverse effect on the market price and a Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for a Fund to obtain precise valuations of the high yield loans in its portfolio.

Loans to companies operating in workout modes or under statutory bankruptcy protection are, in certain circumstances, subject to certain potential liabilities which may exceed the amount of the loan. For example, under certain circumstances, lenders who have inappropriately exercised control of the management and policies of a debtor may have their claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions.

Loans may be deemed to have substantial vulnerability to default in payment of interest and/or principal. Certain of the loans that a Fund may invest in have large uncertainties or major risk exposures to adverse conditions, and may be considered to be predominantly speculative. Generally, such loans offer a higher return potential than better quality loans, but involve greater volatility of price and greater risk of loss of income and principal. The market values of certain of these loans also tend to be more sensitive to changes in economic conditions than better quality loans.

As a result of a Fund’s investment in below investment grade investments and as a consequence of credit problems with such investment and the possibility that a Fund may participate in restructuring activities, it is possible that a Fund may become involved in litigation. Litigation entails expense and the possibility of counterclaim against a Fund and ultimately judgments may be rendered against the Fund for which the Fund may not carry insurance.

A Fund may invest directly or indirectly in loans by purchasing participations or sub-participations from certain financial institutions which will represent the right to receive a portion of the principal of, and all of the interest relating to such portion of, the applicable loan. In purchasing participations, a Fund will usually have a contractual relationship only with the selling institution, and not the borrower. When investing in participations, a Fund generally will have no right directly to enforce compliance by the borrower with the terms of the loan agreement, no rights of set-off against the borrower and no right to object to certain changes to the loan agreement agreed to by the selling institution. In addition, a Fund may not directly benefit from the collateral supporting the related loan, may be subject to any rights of set-off the borrower has against the selling institution and will generally be subject to the credit risk of the selling institution.

In the event of the insolvency of the selling institution, under the laws of the relevant jurisdictions, a Fund may be treated as a general creditor of such selling institution and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the loan. Consequently, a Fund will be subject to the credit risk of the selling institution as well as that of the borrower. The Manager’s and the Sub-Adviser’s credit analyses will focus on the underlying obligor of a loan. Accordingly, the independent credit analysis performed on a selling institution generally will not be as extensive as the independent credit analysis performed on the underlying obligor.

If a Fund invests in loans in which it has a direct contractual relationship with the borrower, there are additional risks involved. For example, if a loan is foreclosed, a Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. As a result, a Fund may be exposed to losses resulting from default and foreclosure. Any costs or delays involved in the effectuation of a

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foreclosure of the loan or a liquidation of the underlying assets will further reduce the proceeds and thus increase the loss. There is no assurance that a Fund will correctly evaluate the value of the assets collateralizing the loan. In the event of a reorganization or liquidation proceeding relating to the borrower, a Fund may lose all or part of the amounts advanced to the borrower. There is no guarantee that the protection of a Fund’s interests will be adequate, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, there is no assurance that claims may not be asserted that might interfere with enforcement of a Fund’s rights.

Loan obligations are subject to unique risks, including the possible invalidation of an investment as a fraudulent conveyance under relevant creditors’ rights laws. Further, when exposure to loans is gained by purchase of participations there is the additional credit and bankruptcy risk of the direct participant and its failure for whatever reason to account to a Fund for monies received in respect of loans directly held by it. In analyzing each loan, assignment or participation, the Manager will compare the relative significance of the risks against the expected benefits of the investment.

Floating rate loans provide for a periodic adjustment in the interest rate paid on the obligations. The interest rate on a floating rate loan resets periodically, typically every 30, 60 or 90 days. While, because of the interest rate reset feature, floating rate loans provide a Fund with a certain degree of protection against rising interest rates, the value of the Fund’s floating rate loans may decline as interest rates rise because the Fund will continue to earn interest at the previously-established rate until the interest rate for each loan resets. The risks associated with floating rate loans may also be present with respect to fixed-to-floating-rate securities in which a Fund may invest. A secondary risk associated with declining interest rates is the risk that income earned by a Fund on floating rate and fixed-to-floating-rate securities will decline due to lower coupon payments on floating rate securities.

Management Risk. Each Fund is subject to management risk because it is an actively managed portfolio. The Manager and the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for each Fund, but there can be no guarantee that such techniques and analyses will produce the desired results.

Non-Diversification Risk. Each Fund is a “non-diversified” investment company and therefore may invest a greater percentage of its assets in the securities of fewer issuers than funds that are “diversified.” Accordingly, each Fund is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be.

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No Prior History. Each Fund is a recently organized, non-diversified, open-end management investment company with no history of operations.

Potential Conflicts of Interest Risk. The Manager, the Sub-Adviser and their affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Funds. The Manager, the Sub-Adviser and their affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Funds. The Manager, the Sub-Adviser and its affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Manager, the Sub-Adviser or their affiliates are under any obligation to share any investment opportunity, idea or strategy with the Funds. As a result, the Manager, the Sub-Adviser and their affiliates may compete with the Funds for appropriate investment opportunities. The results of the Funds’ investment activities, therefore, may differ from those of other accounts managed by the Manager, the Sub-Adviser and their affiliates, and it is possible that a Fund could sustain losses during periods in which one or more of the proprietary or other accounts managed by the Manager or its affiliates achieve profits. The Manager and the Sub-Adviser have informed the Funds’ Board of Trustees that the investment professionals associated with the Manager and the Sub-Adviser are actively involved in other investment activities not concerning the Funds and will not be able to devote all of their time to the Funds’ business and affairs. The Manager, the Sub-Adviser and their affiliates have adopted policies and procedures designed to address potential conflicts of interests and to allocate investments among the accounts managed by the Manager, the Sub-Adviser and their affiliates in a fair and equitable manner.

Portfolio Turnover Risk. The techniques and strategies contemplated by each Fund might result in a high degree of portfolio turnover. Higher portfolio turnover rates result in corresponding increases in trading costs and can generate short-term capital gains taxable to shareholders as ordinary income when distributed to them.

Prepayment and Extension Risk. Prepayment and extension risk is the risk that a loan, bond or other investment might be called or otherwise converted, prepaid or redeemed before maturity. This risk is primarily associated with mortgage-backed and other asset-backed securities and floating rate loans. If the investment is converted, prepaid or redeemed before maturity, particularly during a time of declining interest rates or spreads, the Fund may not be able to invest the proceeds in other investments providing as high a level of income, resulting in a reduced yield to the Fund. Conversely, as interest rates rise or spreads widen, the likelihood of prepayment decreases and the maturity of the investment may extend. The Fund may be unable to capitalize on securities with higher interest rates or wider spreads because the Fund’s investments are locked in at a lower rate for a longer period of time.

Reinvestment Risk. Income from a Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the shares’ overall return.

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Structured Products Risk. Each Fund may invest in collateralized bond and loan obligations. Holders of these structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Funds may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Funds.

Certain structured products may be thinly traded or have a limited trading market. CLOs are typically privately offered and sold. As a result, investments in CLOs may be characterized by the Funds as illiquid securities. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Investments in structured products involve risks, including credit risk and market risk. Where the Funds’ investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

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Volatility Risk. A Fund could suffer losses related to its derivative positions as a result of unanticipated market movements, which losses may be potentially unlimited.

OTHER INVESTMENT STRATEGIES AND RISKS

In addition to the principal investment strategies described in “Description of Principal Investments,” a Fund may utilize from time to time one or more of the non-principal investment practices described below to assist it in reaching its investment objective. In addition to the principal risks discussed in “Description of Principal Risks,” the Funds’ investments involve additional non-principal risks which are summarized below. The SAI also contains more detailed or additional information about certain of these practices, risks and/or the limitations adopted by the Funds to help manage such risks. Not all Funds may engage in the practices described below.

Temporary Defensive Positions. When adverse market or economic conditions occur, the Funds may temporarily invest all or a portion of its total assets in high quality money market instruments, cash and cash equivalents and other defensive instruments. The Manager or Sub-Adviser may make these investments or increase its investment in these securities when it is unable to find enough attractive long-term investments, to reduce exposure to the Fund’s primary investments when the Manager or Sub-Adviser believes it is advisable to do so, or to meet anticipated levels of redemption. Investments in short-term debt securities can be sold easily and have limited risk of loss but earn only limited returns. Temporary defensive investments may limit the Funds’ ability to meet their respective investment objective.

Defensive Investment Strategy Risk. Each Fund may depart from its principal investment strategies by temporarily investing for defensive purposes in high quality money market instruments, cash and cash equivalents and other defensive instruments when adverse market, economic or political conditions exist. To the extent that a Fund invests defensively, it may not be able to pursue its investment objective. A Fund’s defensive investment position may not be effective in protecting its value.

Focused Investment Risk. Each Fund’s investments in loans arranged through private negotiations between a borrower and several financial institutions may expose the Fund to risks associated with the financial services industry. Financial services companies are subject to extensive government regulation, which can limit both the amounts and types of loans and other financial commitments they can make and the interest rates and fees.

Leverage Risk. A Fund’s use of leverage presents special risks for shareholders. There can be no assurance that a Fund’s leveraging strategies will be successful. Leverage is a speculative technique that exposes a Fund to greater risk and increased costs. The use of leverage will cause a Fund’s net asset value to be more volatile than if leverage were not used. For example, a rise in short-term interest rates, which are near or at historically low levels, will cause a Fund’s net asset value to decline more than if the Fund had not used leverage. The use of leverage may also cause more volatility in the level of a Fund’s distributions. The net proceeds a Fund obtains from its use of leverage will be invested in accordance with the Fund’s investment objectives and strategies as described in this Prospectus. It is anticipated that interest expense payable by a Fund with respect to its leverage will be based on shorter-term interest rates that would be periodically reset. If, however, shorter-term interest rates rise relative to the rate of return on a Fund’s portfolio, the interest and other costs to the Fund of leverage could exceed the rate of return on the loans and other investments held by the Fund, thereby reducing return to shareholders. Therefore, a Fund’s use of leverage may result in a lower yield on shares than would have occurred had leverage not been used. Leverage creates several major types of risks for shareholders, including:

•	the likelihood of greater volatility of net asset value of shares than a comparable portfolio without leverage;

•	the possibility either that share dividends will fall if the interest and other costs of leverage rise, or that dividends paid on shares will fluctuate because such costs vary over time;

•

the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the net asset value of the shares than if a Fund were not leveraged; and

•	leverage will increase operating expenses, which may reduce total return

In addition, the counterparties to a Fund’s leveraging transactions will have priority of payment over the Fund’s shareholders.

Limited Information Risk. The types of loans in which each Fund will invest may not have been rated by a rating agency, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although each Fund will generally have access to financial and other information made available to the lenders in connection with loans, the amount of public information available with respect to the loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of each Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Manager than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.

Market Disruption Risk. Global financial markets have recently experienced periods of unprecedented turmoil. The debt and equity capital markets in the United States and around the world were negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system were also experiencing severe economic distress, materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial firms in particular.

The instability in the financial markets has led governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a Fund invests, or the issuers of such instruments, in ways that are unforeseeable.

The current financial market situation, as well as various social, political, and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. The continuation or further deterioration of the current U.S. and global economic downturn could adversely impact a Fund’s portfolio.

Regulatory Risk. The derivatives markets have recently become subject to comprehensive statutes, regulations and margin requirements. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in July 2010. The Dodd-Frank Act requires most transactions in over-the-counter derivatives to be executed on a regulated market and cleared through a central counterparty, which may result in increased margin requirements and costs for a Fund. Further, the Commodity Futures Trading Commission (the “CFTC”) has recently rescinded certain exemptions from registration requirements under the U.S. Commodity Exchange Act (the “CEA”) that have been previously available under CFTC Rule 4.5 to investment companies registered with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”). Each Fund has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) under the CEA pursuant to Rule 4.5 under the CEA promulgated by the CFTC. As it relates to each Fund, Babson Capital currently is not, therefore, subject to registration or regulation as a CPO under the CEA and each Fund intends to be operated so as not to be deemed to be a “commodity pool” under the regulations of the CFTC under current law. In the event that a Fund’s investments in derivative instruments regulated under the CEA, including futures, swaps and options, exceed the thresholds set forth in Rule 4.5, the Manager may be required to register as a CPO and/or “commodity trading advisor” with the CFTC as it relates to the Funds. In the event the Manager is required to register with the CFTC with respect to the Funds, it will become subject to additional recordkeeping, disclosure and reporting requirements, which may increase the Fund’s expenses.

The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts; those position limits may in the future also apply to certain other derivatives positions a Fund may wish to take. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if a Fund does not intend to exceed applicable position limits, it is possible that different clients managed by Babson Capital and its affiliates may in the future be aggregated for this purpose. Therefore it is possible that in the future the trading decisions of Babson Capital may have to be modified and that positions held by a Fund may have to be liquidated in order to avoid exceeding such limits.

The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the performance of a Fund.

Substantial Redemption Risk. If substantial numbers of shares in a Fund were to be redeemed at the same time or at approximately the same time, the Fund might be required to liquidate a significant portion of its investment portfolio quickly to meet the redemptions. A Fund might be forced to sell portfolio securities at prices or at times when it would otherwise not have sold them, resulting in a reduction in the Fund’s net asset value per share; in addition, a substantial reduction in the size of the Fund may make it difficult for the Manager to execute its investment program successfully for the Fund for a period following the redemptions.

Valuation Risk. Each Fund may invest some of its assets in illiquid and/or unquoted securities or instruments. Such investments or instruments will be valued in accordance with procedures adopted by the Funds’ Board of Trustees, as described in the section “Net Asset Value” in this Prospectus. Such investments are inherently difficult to value and are the subject of substantial uncertainty. As a result, the daily performance of a Fund may vary. There is no assurance that the estimates resulting from the valuation process will reflect the actual sales or “close-out” prices of such securities

MANAGEMENT OF THE FUNDS

Trustees and Officers

The Board of Trustees is responsible for the management of the Funds, including supervision of the duties performed by the Manager. There are currently five trustees of the Funds, one of whom is currently treated by the Funds as an “interested person” (as defined in the 1940 Act). The names and business addresses of the trustees and officers of the Funds and their principal occupations and other affiliations during the past five years are set forth under “Management” in the SAI.

Manager

Babson Capital Management LLC (the “Manager”) serves as the investment adviser for the Funds. Subject to the supervision of the Board of Trustees, the Manager is responsible for managing the investment activities of the Funds and the Funds’ business affairs and other administrative matters.

The Manager is an indirect, majority-owned subsidiary of Massachusetts Mutual Life Insurance Company, with a principal office located at 550 South Tryon Street, Suite 3300, Charlotte, NC 28202. Founded in 1940, the Manager is a global investment management organization with investment operations in the United States, the United Kingdom, Australia, and Asia and approximately 900 associates, including over 335 investment professionals as of March 31, 2013. The Manager has provided investment advice to individual and institutional investors for more than 70 years and had assets under management as of March 31, 2013 of more than $180 billion. The Manager has 64 professionals worldwide dedicated to high yield investing, including 44 professionals in the United States and 20 professionals in Europe.

The Manager has retained its subsidiary, Babson Capital Global Advisors Limited, as a sub-adviser to manage the Funds’ European investments. See “––Sub-Adviser” below.

Sub-Adviser

Babson Capital Global Advisors Limited will serve as the Funds’ sub-adviser responsible for managing the Funds’ European investments. Subject to the supervision of the Board of Trustees and the Manager, the Sub-Adviser manages the investment and reinvestment of a portion of the assets of the Funds, as will be allocated from time to time to the Sub-Adviser by a global allocation investment committee composed of representatives of the Manager and Sub-Adviser.

The Sub-Adviser is an investment adviser registered with the SEC in the United States and the Financial Conduct Authority in the United Kingdom with its principal office located at 61 Aldwych, London, United Kingdom WC2B 4AE. The Sub-Adviser is a wholly-owned subsidiary of Babson Capital Europe, which in turn is an indirect, wholly-owned subsidiary of the Manager. Originally organized in 2000 as Duke Street Capital Debt Management, Limited, Babson Capital Europe provides investment advisory services to private accounts of institutional and family office clients. As of March 31, 2013, Babson Capital Europe had approximately $9.5 billion in assets under management.

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Investment Management Agreement and Sub-Advisory Agreement

Pursuant to an investment management agreement between the Manager and the Funds (the “Investment Management Agreement”), Global Floating Rate Fund has agreed to pay the Manager an annual management fee, payable on a monthly basis, at the annual rate of 0.65% for average daily net assets for the services and facilities the Manager provides. Global Credit Income Opportunities Fund has agreed to pay the Manager an annual management fee, payable on a monthly basis, at an annual rate of 0.75% for average daily net assets for the services and facilities the Manager provides.

Pursuant to a sub-advisory agreement (the “Sub-Advisory Agreement”) between the Manager and the Sub-Adviser, the Sub-Adviser manages the investment and reinvestment of a portion of the assets of each Fund, as will be allocated from time to time to the Sub-Adviser. The Manager (and not the Funds) will pay a portion of the management fees it receives from each Fund to the Sub-Adviser for its services under the Sub-Advisory Agreement.

In addition to the fee of the Manager, each Fund pays all of its own expenses, including, among others, legal fees and expenses of counsel to the Fund and to the Fund’s independent trustees; insurance, including trustees and officers insurance and errors and omissions insurance; auditing and accounting expenses, including sub-accounting services provided by certain Financial Intermediaries; taxes and governmental fees; listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund’s custodians, administrators, transfer agents, including sub-transfer agent services provided by certain Financial Intermediaries, registrars and other service providers; expenses for portfolio pricing services by a pricing agent, if any; other expenses in connection with the issuance, offering and underwriting of shares or debt instruments issued by the Fund or with the securing of any credit facility or other loans for the Fund; expenses relating to investor and public relations and secondary market services; expenses of registering or qualifying securities of the Fund for public sale; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment plan (except for brokerage expenses paid by participants in such plan); compensation and expenses of trustees; costs of stationery; any litigation expenses; and costs of shareholder, Board and other meetings.

The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) so that, on an annualized basis, expenses incurred by Class Y and Class I Shares of Global Floating Rate Fund will not exceed 0.75% as a percentage of average daily net assets allocated to each such class and expenses incurred by Class Y and Class I Shares of Global Credit Income Opportunities Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement) in the section entitled “Fees and Expenses for Class Y and Class I Shares.” This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Funds’ Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.

A discussion regarding the considerations of the Funds’ Board of Trustees for approving the Investment Management Agreement and the Sub-Advisory Agreement will be available in the Funds’ annual report for the period ending June 30, 2014, which will be available in August 2014.

Portfolio Management

The portfolio managers are primarily responsible for making day-to-day investment decisions for each Fund. Each of the persons listed below will serve as a portfolio manager beginning with the Funds’ inception.

The portfolio managers primarily responsible for the day-to-day management of the Global Floating Rate Fund’s portfolio are Zak Summerscale, Michael Freno, Sean Feeley, Tom McDonnell and Martin Horne. The portfolio managers primarily responsible for the day-to-day management of the Global Credit Income Opportunities Fund’s portfolio are Zak Summerscale, Michael Freno, Sean Feeley, Kam Tugnait and Scott Roth. More information about each manager’s compensation, other accounts managed by each manager, and each manager’s ownership of securities in the Funds is included in the SAI.

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Portfolio Manager, Title	Length of Service	Past 5 Years’ Business Experience
Zak Summerscale Portfolio Manager	Since inception	Mr. Summerscale is the Chief Investment Officer of European High Yield at Babson Capital Europe and chairs the Babson Capital Europe High Yield Investment Committee as well as having direct portfolio management responsibility for several of Babson Capital Global and European’s strategies. He is also a member of Babson Capital’s Global Strategy Committee. Prior to joining Babson Capital Europe in March of 2001, he was a Portfolio Manager at New Flag Asset Management for a European high yield fund. Prior to New Flag Asset Management, he worked for the United Bank of Kuwait. He joined the United Bank of Kuwait as a Distressed Debt Analyst, rising to Senior Portfolio Manager in charge of both the U.S. and European high yield funds. He qualified as an ACA with Ernst & Young in 1996. He has served on the board of the Loan Markets Association. He holds a B.A. (Hons) from Durham University. Mr. Summerscale has over 17 years of experience.

Michael Freno Portfolio Manager	Since inception	Mr. Freno is a Managing Director and Head of Babson Capital’s U.S. High Yield Investments Group for Babson Capital and chairs the Babson Capital U.S. High Yield Investment Committee. He is also a member of Babson Capital’s Global Strategy Committee. Prior to joining Babson Capital in 2005, Mr. Freno was a research analyst for an equity and credit hedge fund, where he focused on equity and credit analysis for the firm’s special situations and distressed investments. Prior to that, he was a Manager at PricewaterhouseCoopers. He holds a B.A. from Furman University and an M.B.A. from the Wake Forest Babcock School of Business. Mr. Freno has over 14 years of experience.

Sean Feeley Portfolio Manager	Since inception	Mr. Feeley is a Managing Director and Head of Portfolio Management for Babson Capital’s U.S. High Yield Investments Group and is a lead portfolio manager for various global and U.S. high yield bond total return strategies. He is also a member of Babson Capital’s U.S. High Yield Investment Committee. Prior to joining Babson Capital in 2003, he was a Managing Director at Cigna Investment Management in project finance and a Vice President at Credit Suisse in the leveraged finance group. He holds a B.S. from Canisius College and an M.B.A from Cornell University. He is also a Certified Public Account (inactive) and a member of the Chartered Financial Analyst Institute. Mr. Feeley has over 24 years of experience.

Kam Tugnait Portfolio Manager	Since Inception	Mr. Tugnait is a Managing Director of Babson Capital Europe, where he manages global and European high yield funds and serves as a member of the Babson Capital Europe High Yield Investment Committee. Prior to joining Babson Capital Europe in May of 2011, he worked at Gartmore, managing the Gartmore Corporate High Yield Bond Fund. Prior to Gartmore, he served as Head of High Yield at Standard Bank and the United Bank of Kuwait. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants, England & Wales. Mr. Tugnait has over 24 years of experience in the industry and was one of the pioneers of high yield in Europe.

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Portfolio Manager, Title	Length of Service	Past 5 Years’ Business Experience
Scott Roth Portfolio Manager	Since Inception	Mr. Roth is a Managing Director in Babson Capital’s U.S. High Yield Investments Group and a lead portfolio manager for various global and U.S. high yield bond total return strategies. He is also a member of Babson Capital’s U.S. High Yield Investment Committee. Prior to joining Babson Capital in 2002, he worked at Webster Bank, was a high yield analyst at Times Square Capital Management and an underwriter at Chubb Insurance Company. He holds a B.B.A. from Western Michigan University and an M.B.A. from the University of Michigan. He is also a member of the Chartered Financial Analyst Institute. Mr. Roth has over 19 years of experience.

Tom McDonnell Portfolio Manager	Since Inception	Mr. McDonnell is a Managing Director in Babson Capital’s U.S. High Yield Investments Group, a member of the U.S. High Yield Investment Committee and a lead portfolio manager for various high yield total return strategies. Prior to joining Babson Capital in 2005, he worked at Patriarch Partners, LLC, Bank of America, and Bank One. He holds a B.S. and an M.B.A. from the University of New York at Buffalo. He is a retired certified public accountant. Mr. McDonnell has over 17 years of experience.

Martin Horne Portfolio Manager	Since Inception	Mr. Horne is a Managing Director and Head of Research for Babson Capital Europe, where he manages the European loan funds and serves as a member of the Babson Capital European High Yield Investment Committee. Prior to joining Babson Capital Europe in May of 2002, he worked at Dresdner Kleinwort Wasserstein where he was a member of the European Leverage team that focused on lead arranging and underwriting senior, mezzanine and high yield facilities for financial sponsor driven leverage buyouts throughout Europe. Prior to that, Martin spent three years with both KPMG Corporate Finance and National Westminster Bank. He is currently a Board member of the European Loan market Association (LMA). Mr. Horne has over 17 years of experience.

Prior Performance for Similar Account

The performance information below shows prior performance of a discretionary account (“Babson Capital Global Loan Fund” or “Global Loan Fund”) managed by Babson Capital. Global Loan Fund is the only Fund or private account that Babson Capital has managed with an investment objective, policies, strategies and restrictions that Babson Capital believes are substantially similar to those of Global Floating Rate Fund, and Global Loan Fund has been managed in substantially the same way that Global Floating Rate Fund is to be managed by Babson Capital. Babson Capital has prepared Global Loan Fund’s performance in compliance with Global Investment Performance Standards (“GIPS”). This methodology differs from the guidelines of the SEC for calculating performance of mutual funds.

Global Floating Rate Fund’s actual performance will vary from the past performance of Global Loan Fund. Differences in asset size and cash flows may result in different security selections, differences in relative weightings of securities or differences in prices paid for particular portfolio holdings. Global Loan Fund is not subject to certain investment limitations, diversification requirements, specific tax restrictions and other requirements under the 1940 Act, and the Internal Revenue Code of 1986, as amended (the “Code”), that Global Floating Rate Fund is subject to, which, had they applied, might have adversely affected its performance. In addition, securities held by Global Floating Rate Fund will not be identical to the securities held by Global Loan Fund, but Babson Capital believes the differences do not alter the conclusion that Global Floating Rate Fund and Global Loan Fund are expected to be managed in a substantially similar style.

The data is provided to illustrate the past performance of Babson Capital in managing a substantially similar account and does not represent the performance of Global Floating Rate Fund. Investors should not consider this performance data as a substitute for the performance of Global Floating Rate Fund, nor should investors consider this data as an indication of future performance of Global Floating Rate Fund, or of Babson Capital. The returns are not intended to predict or suggest the returns that might be experienced by Global Floating Rate Fund or an individual investing in Global Floating Rate Fund.

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The performance figures below show the returns on both a gross and net basis. All returns presented were calculated on a total return basis and include all dividends and interest, accrued income and realized and unrealized gains and losses, and deductions for brokerage commissions and execution costs. The net returns have been adjusted to reflect the anticipated operating expenses of Class Y and Class I Shares of Global Floating Rate Fund.

Global Loan Fund Annual Total Returns for the period ended March 31, 2013(1)

	1 Year	Since Inception(4)
Net Class Y(2)	8.89%	7.01%
Net Class I(2)	8.89%	7.01%
Gross	10.14%	8.26%
Benchmark(3)	8.35%	6.71%

(1)	Global Loan Fund’s investment objective is to achieve current income. Preservation of capital is a secondary goal. Global Loan Fund invests primarily in senior secured loans and, to a lesser extent, senior secured bonds issued by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. The debt instruments in which Global Loan Fund invests are generally rated sub-investment grade or unrated. Sub-investment grade means an instrument rated on the time of investment below BBB- by S&P or below Baa3 by Moody’s. The loan market in Europe remains largely unrated by the main rating agencies (Moody’s, S&P and Fitch Ratings). Global Loan Fund’s debt investments are primarily in senior secured loans (consisting of assignments and participations) and to a lesser extent in senior secured bonds, but also include second lien loans, senior unsecured and subordinated loans, senior and subordinated corporate debt obligations (consisting of bonds, debentures, notes and commercial paper), convertible debt obligations, preferred stock and repurchase agreements.
(2)	Net returns reflect the anticipated operating expenses of Class Y and Class I Shares of Global Floating Rate Fund but do not reflect the application of the expense limitation agreement.
(3)	Global Loan Fund’s benchmark is represented by the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index.
(4)	Global Loan Fund’s inception date is September 13, 2010.

Distributor of the Funds

Each Fund’s shares are offered for sale through ALPS Distributors, Inc. (the “Distributor”). Shareholders and Financial Intermediaries (as defined under “How to Buy Shares”) should not send any transaction or account requests to this address. Transaction or account requests should be directed to Babson Capital Funds – (Fund Name), c/o State Street Bank and Trust, Attn: Transfer Agent, 200 Clarendon Street, 16th Floor – Mail Code JHT 1651, Boston, MA 02116.

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of each Fund’s policies and procedures with respect to the disclosure of such Fund’s portfolio securities is available (i) in the SAI and (ii) on the Funds’ website at http://www.babsoncapital.com.

HOW TO BUY SHARES

You can purchase shares of the Funds on any day that the New York Stock Exchange (“NYSE”) is open for business (see “Net Asset Value”). You can purchase shares of the Funds from any financial advisor, broker-dealer or other financial intermediary that has entered into an agreement with the Distributor with respect to the sale of shares of the Funds (a “Financial Intermediary”) and, in the case of Class I Shares of the Funds, from State Street Bank and Trust Company, the Funds’ transfer agent (the

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“Transfer Agent”). Your Financial Intermediary can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. The Funds have authorized Financial Intermediaries to receive purchase and redemption orders on their behalf. Financial Intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Funds’ behalf. The Funds will be deemed to have received a purchase or redemption order when a Financial Intermediary or its authorized designee receives the order in “good order.” The specific requirements for “good order” depend on the type of transaction and method of purchase. Contact your Financial Intermediary if you have questions about your circumstances. Generally, “good order” means that you placed your order with your Financial Intermediary or its authorized designee or your payment (made in accordance with any of the methods set forth in the table below) has been received and your application is complete, including all necessary documentation and signatures. Customer orders will be priced at a Fund’s net asset value per share next computed after the orders are received by a Financial Intermediary or its authorized designee in good order. Investors may be charged a fee by their Financial Intermediaries, payable to the Financial Intermediary and not to a Fund, if investors effect a transaction in Fund shares through either a Financial Intermediary or its authorized designee.

The USA PATRIOT Act may require a Fund, a Financial Intermediary or its authorized designee to obtain certain personal information from you which will be used to verify your identity. If you do not provide the information, it may not be possible to open an account. If a Fund, a Financial Intermediary or authorized designee is unable to verify your customer information, such Fund reserves the right to close your account or to take such other steps as it deems reasonable.

Outlined below are various methods for buying shares of the Funds:

Method	Instructions
Through your Financial Intermediary	Your Financial Intermediary can help you establish your account and buy shares on your behalf. To receive the current trading day’s price, your Financial Intermediary must receive your request in good order prior to the close of regular trading on the NYSE, usually 4:00 p.m., Eastern time. Your Financial Intermediary may charge you fees for executing the purchase for you.

By exchange	You or your Financial Intermediary may acquire shares of a Fund for your account by exchanging shares you own in certain other funds advised by Babson Capital Management for shares of the same class of a Fund, subject to the conditions described in “Exchange of Shares” below. To exchange, send written instructions to the applicable Fund, at the address noted below(1) or call 1-855-439-5459.

By wire	You may purchase shares of a Fund by wiring money from your bank account to your Fund account. Prior to sending wire transfers, please contact Shareholder Services at 1-855-439-5459 for specific wiring instructions and to facilitate prompt and accurate credit upon receipt of your wire.

To receive the current trading day’s price, your wire, along with a valid account number, must be received in your Fund account prior to the close of regular trading on the NYSE, usually 4:00 p.m., Eastern time.

If your initial purchase of shares is by wire, you must first complete a new account application and promptly mail it to Babson Capital Funds – (Fund Name), at the address noted below.(1) After completing a new account application, please call 1-855-439-5459 to obtain your account number. Please include your account number on the wire.

By electronic funds transfer via an automated clearing house (“ACH”) transaction(2)	You may purchase shares of a Fund by electronically transferring money from your bank account to your Fund account by calling 1-855-439-5459. An electronic funds transfer may take up to two business days to settle and be considered in good order. You must set up this feature prior to your telephone request. Be sure to complete the appropriate section of the application.

(1)

Regular and Overnight Mail: Send to “Babson Capital Funds – (Fund Name),” c/o State Street Bank and Trust, Attn: Transfer Agent, 200 Clarendon Street, 16th Floor – Mail Code JHT 1651, Boston, MA 02116.

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(2)

The redemption of shares purchased by ACH transaction is subject to certain limitations (see “Redemption of Shares”). Any purchase by ACH transaction that does not clear may be cancelled, and the investor will be responsible for any associated expenses and losses to the applicable Fund.

Investment Minimums*

Initial Investment(Y Class/I Class)	$100,000/500,000
Subsequent Investments	$250

*	For retirement plans, the investment minimum is $250 for each of the initial investment and subsequent investments.

Each Fund reserves the right to change or waive the investment minimums and reserves the right to liquidate a shareholder’s account if the value of shares held in the account is less than the minimum account size. Each Fund also reserves the right to reject for any reason, or cancel as permitted or required by law, any purchase order. Neither Fund may reject or cancel purchase orders more than two business days following receipt by the Fund of such purchase orders. Each Fund will not accept any redemption request that is not in good order. In addition, without notice, a Fund may stop offering shares completely, or may offer shares only on a limited basis, for a period of time or permanently.

SHAREOWNER GUIDE – HOW TO INVEST IN THE FUNDS

Each Fund offers different classes of Fund shares, each of which has different expenses and other characteristics. The following are some of the main characteristics of the Funds’ Class Y and Class I Shares offered in this Prospectus.

Choosing a Share Class

Each Fund offers two classes of shares in this Prospectus – Class Y and Class I. Each share class has its own expense structure. Based on your personal situation, your Financial Intermediary can help you decide which class of shares makes the most sense for you. Your Financial Intermediary is entitled to receive compensation for purchases made through him or her and may receive differing compensation for selling different classes of shares.

Class Y Shares

Class Y Shares are sold at net asset value per share without a sales charge through Financial Intermediaries that have special agreements with the Distributor, or the Manager or its affiliates, for that purpose.

A Financial Intermediary that buys Class Y Shares for its customers’ accounts may impose charges on those accounts. The procedures for buying, selling, exchanging and transferring a Fund’s other classes of shares (other than the time those orders must be received by the Transfer Agent) and some of the special account features available to investors buying other classes of shares do not apply to Class Y Shares. Instructions for buying, selling, exchanging or transferring Class Y Shares must be submitted by the Financial Intermediary, not by its customers for whose benefit the shares are held.

Present and former officers, directors, trustees and employees (and their eligible family members) of each Fund, the Manager, its affiliates, its parent company and the subsidiaries of its parent company, and retirement plans established for the benefit of such individuals, are also permitted to purchase Class Y Shares of each Fund.

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Class I Shares

Class I Shares are only available to eligible institutional investors. To be eligible to purchase Class I Shares, an investor must:

•	make a minimum initial investment of $500,000 or more per account (waived for retirement plan service provider platforms);

•	trade through an omnibus, trust, or similar pooled account; and

•	be an “institutional investor” which may include corporations; trust companies; endowments and foundations; defined contribution, defined benefit, and other employer sponsored retirement plans; retirement plan platforms; insurance companies; registered investment advisor firms; bank trusts; 529 college savings plans; and family offices.

Eligible Class I investors will not receive any commission payments, account servicing fees, recordkeeping fees, 12b-1 fees, transfer agent fees, so called “finder’s fees,” administrative fees or other similar fees on Class I Shares. Class I Shares are not available directly to individual investors. Individual shareholders who purchase Class I Shares through retirement plans or other intermediaries will not be eligible to hold Class I Shares outside of their respective retirement plan or intermediary platform.

Class I Shares are sold at net asset value per share without a sales charge. An institutional investor that buys Class I Shares for its customers’ accounts may impose charges on those accounts. The procedures for buying, selling, exchanging and transferring each Fund’s other classes of shares (other than the time those orders must be received by the Transfer Agent), and most of the special account features available to investors buying other classes of shares, do not apply to Class I Shares.

REDEMPTION OF SHARES

Each Fund redeems its shares based on the net asset value next determined after the Transfer Agent or Financial Intermediary receives your redemption request in good order. Each Fund reserves the right to reject any redemption request that is not in good order. The specific requirements for good order depend on the type of account and transaction and the method of redemption. Contact the Transfer Agent if you have any questions about your particular circumstances. Generally, “good order” means that the redemption request meets all applicable requirements described in this Prospectus. See “Net Asset Value” for a description of the calculation of net asset value per share.

You can redeem shares of a Fund on any day that the NYSE is open for business. Each Fund, however, may suspend the right of redemption and postpone payment for more than seven days: (i) during periods when trading on the NYSE is closed on days other than weekdays or holidays; (ii) during periods when trading on the NYSE is restricted; (iii) during any emergency which makes it impractical for a Fund to dispose of its securities or fairly determine the net asset value of the Fund; and (iv) during any other period permitted by the SEC for your protection.

The Funds are intended for long-term investors and not for those who wish to trade frequently in shares of the Funds. The Funds believe that excessive short-term trading of shares of the Funds, such as by traders seeking short-term profits from market momentum, time zone arbitrage and other timing strategies, creates risks for the Funds and their long-term shareholders, including interference with efficient portfolio management, increased administrative and brokerage costs and potential dilution in the value of shares.

In order to discourage and not accommodate frequent short-term trading in Fund shares, the Board of Trustees has adopted policies and procedures that impose a 1.00% redemption/exchange fee (short-term trading fee) on Class Y and Class I Shares that are redeemed or exchanged within 60 days or less after the date of a purchase. This fee is calculated based on the shares’ aggregate net asset value on the date of redemption/exchange and deducted from the redemption proceeds or the aggregate value of shares requested to be exchanged. The redemption/exchange fee is not a sales charge, is retained by each Fund, and does not benefit the Fund’s Manager, Distributor or any other third party. For purposes of computing the redemption/exchange fee, shares acquired first will be redeemed first. Redemptions to which the fee applies include redemption of shares resulting from an exchange made pursuant to a Fund’s exchange privilege. The redemption/exchange fee will not apply to redemptions of shares where (i) the shares were purchased through automatic reinvestment of dividends or other distributions, (ii) the redemption is initiated by a Fund, (iii) shares were purchased through programs that collect the redemption/exchange fees at the program level and remit them to a Fund, (iv) shares were purchased through programs that the Manager determines to have appropriate anti-short-term trading polices in place or as to which the Manager has received assurances that look-through redemption/exchange fee procedures or effective anti-short-term trading policies and procedures will be in place or (v) shares were

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purchased through certain qualified and non-qualified retirement plans if recordkeepers for retirement plan participants cannot implement redemption/exchange fees because of systems’ limitations and such recordkeepers have provided verification to that effect. Such recordkeepers may be permitted to delay, temporarily, the implementation of redemption/exchange fees. These policies apply to investments made through Financial Intermediaries, including through programs utilizing omnibus accounts. The Funds seek to apply these policies uniformly. In addition, the Manager may, at its discretion, waive a redemption/exchange fee.

Each Fund continues to reserve all rights, including the right to refuse any purchase request (including requests to purchase by exchange) from any person or group who, in the Fund’s view, is likely to engage in excessive trading or if such purchase or exchange is not in the best interests of the Fund and to limit, delay or impose other conditions on purchases or exchanges. Each Fund has adopted a policy of seeking to minimize short-term trading in its shares and monitors purchase, exchange and redemption activities to assist in minimizing short-term trading.

Omnibus accounts, in which shares are held in the name of an intermediary on behalf of multiple investors, are a common form of holding shares among retirement plans and Financial Intermediaries such as brokers, advisers, and third-party administrators. Individual trades in omnibus accounts are often not disclosed to a Fund, making it difficult to determine whether a particular shareholder is engaging in excessive trading. Excessive trading in omnibus accounts is likely to go undetected by a Fund and may increase costs to a Fund and interfere with efficient portfolio management.

Financial Intermediaries may impose short-term trading restrictions that differ from those of the Funds. Under policies adopted by the Board of Trustees, Financial Intermediaries will be permitted to apply a Fund’s excessive trading policy (described above), or their own excessive trading policy approved by the Fund. Any shareholder purchasing shares of a Fund through a Financial Intermediary should check with the Financial Intermediary or the Fund to determine whether the shares will be subject to a short-term trading fee. In these cases, a Fund will typically not request or receive individual account data but will rely on the intermediary to monitor trading activity in good faith in accordance with its or the Fund’s policies. Reliance on Financial Intermediaries increases the risk that excessive trading may go undetected. For other Financial Intermediaries that have not established a trading activity policy, each Fund will generally monitor trading activity at the omnibus account level to attempt to identify disruptive trades. A Fund may request transaction information, as frequently as daily, from any intermediary at any time, and may apply the Fund’s policy to transactions that exceed thresholds established by the Board of Trustees. There is no assurance that a Fund will request data with sufficient frequency to detect or deter excessive trading in omnibus accounts effectively.

Each Fund will monitor aggregate trading activity of Financial Intermediary transactions to attempt to identify excessive trading in qualified wrap programs, as defined below. Excessive trading by a Financial Intermediary will lead to fund blocks and the wrap program will lose its qualified status. Financial Intermediary transactions will not be matched with client-directed transactions unless the wrap program ceases to be a qualified wrap program (but all client-directed transactions will be subject to a Fund’s excessive trading policy). A qualified wrap program is: (i) a program whose adviser certifies that it has investment discretion over $100 million or more in client assets invested in mutual funds at the time of the certification, (ii) a program in which the Financial Intermediary directs transactions in the accounts participating in the program in concert with changes in a model portfolio, and (iii) managed by a Financial Intermediary who agrees to give a Fund sufficient information to permit the Fund to identify the individual accounts in the wrap program.

You may redeem Class Y Shares of a Fund through your Financial Intermediary or its authorized designee. You may redeem Class I Shares of a Fund through your Financial Intermediary or its authorized designee or directly from a Fund through the Transfer Agent. If you hold your shares in an individual retirement account (“IRA”), you should consult a tax advisor concerning the current tax rules applicable to IRAs. Outlined below are methods for redeeming shares:

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Method	Instructions
Through your Financial Intermediary	Your Financial Intermediary can help you redeem shares on your behalf. To receive the current trading day’s price, your Financial Intermediary must receive your request in good order prior to the close of regular trading on the NYSE, usually 4:00 p.m., Eastern time. Your Financial Intermediary may charge you fees for executing the purchase for you.

Proceeds by bank wire	The Funds accept telephone requests for wire redemption. The Funds will send a wire to either a bank designated on your new account application or on a subsequent letter in good order as described above under the instructions for redeeming shares “By letter.” The proceeds are normally wired on the next business day.

Involuntary Redemption

A Fund may redeem all shares in your account (other than an IRA) if their aggregate value falls below the stated share class minimum as a result of redemptions (but not as a result of a decline in net asset value). You will be notified in writing if a Fund initiates such action and allowed 30 days to increase the value of your account to at least the stated share class minimum.

Redemption Proceeds

A redemption request received by a Fund will be effected at the net asset value per share next determined after the Fund receives the request in good order. If you purchased your Fund shares by ACH transaction, and unless you have documentation satisfactory to the Fund that your transaction has cleared, the Fund may hold proceeds for shares purchased by ACH transaction until the purchase amount has been deemed collected, which is five business days from the date of purchase. While the Fund will delay the processing of the payment until the transaction clears, your shares will be valued at the net asset value per share next determined after receipt by the Transfer Agent or your Financial Intermediary of your redemption request in good order.

The Funds may pay your redemption proceeds wholly or partially in portfolio securities. Payments would be made in portfolio securities, which may include illiquid securities, only if the Manager or the Trustees believes that it would be in a Fund’s best interests not to pay redemption proceeds in cash. In addition, the Funds have elected to be governed by Rule 18f-1 under the 1940 Act, as a result of which each Fund is obligated to redeem shares, with respect to any one shareholder during any 90-day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period.

If a Fund pays your redemption proceeds in portfolio securities, you will be exposed to market risk until you convert these portfolio securities into cash, and you will likely pay commissions upon any such conversion. If you receive illiquid securities (i.e., securities that cannot be disposed of within seven days in the ordinary course of business at approximately the price at which the Fund has valued the securities), you could find it more difficult to sell such securities and may not be able to sell such securities at all or at prices that reflect the Manager’s or your assessment of their fair value or the amount paid for them by the Funds. Illiquidity may result from the absence of an established market for such securities as well as legal, contractual or other restrictions on their resale and other factors. Unless you are a tax-exempt investor or investing through a tax-deferred retirement plan or other tax-advantaged arrangement, a redemption of shares is generally a taxable event, and you may realize a gain or a loss for U.S. federal income tax purposes (see “Tax Matters”).

Cost Basis Reporting

Upon the redemption or exchange of your shares in a Fund, the Fund or, if you purchase your shares through a Financial Intermediary, your Financial Intermediary generally will be required to provide you and the IRS with cost basis and certain other related tax information about the Fund shares you redeemed or exchanged. Please contact the Funds at 1-855-439-5459 or consult your Financial Intermediary, as appropriate, for more information regarding available methods for cost basis reporting and how to select or change a particular method. Please consult your tax advisor to determine which available cost basis method is best for you.

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EXCHANGE OF SHARES

Shareholders of a Fund may exchange their Fund shares on any business day for shares of the same share class of any series of Babson Capital Funds and such exchanges will be effected at the relative daily net asset values per share, plus any applicable redemption/exchange fee with respect to the exchanged shares (see “Redemption of Shares”). The exchange must meet the minimum purchase requirements of the Fund into which the shareholder is exchanging. Read the Prospectus carefully before investing.

If the shares of the Funds that you are exchanging (the “Exchanged Shares”) are subject to a CDSC, you will not be charged that CDSC upon the exchange. However, when you sell the shares acquired through the exchange (the “Acquired Shares”), the shares sold may be subject to a CDSC, depending upon when you originally purchased the Exchanged Shares. For purposes of determining the applicability of a CDSC, the length of time you own your shares will be computed from the date of your original purchase of the Exchanged Shares (and includes the period during which the Acquired Shares were held), and the applicable CDSC will be based on the CDSC schedule of the Exchanged Shares.

Your exchange privilege will be revoked if the exchange activity is considered excessive. In addition, the Funds may reject any exchange request for any reason, including if they do not think that the exchange is in the best interests of the Funds and/or their shareholders. The Funds may also terminate your exchange privilege if the Manager determines that your exchange activity is likely to adversely impact its ability to manage the Funds or if the Funds otherwise determine that your exchange activity is contrary to their short-term trading policies and procedures.

Unless you are a tax-exempt investor or investing through a tax-deferred retirement plan or other tax-advantaged arrangement, an exchange is generally a taxable event, and you may realize a gain or a loss for U.S. federal income tax purposes.

NET ASSET VALUE

The net asset value of each Fund equals the total value of a Fund’s portfolio investments and other assets, less any liabilities. For purposes of calculating net asset value, portfolio securities and other assets for which market quotes are available are stated at market value. Market value is generally determined based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Certain securities or investments for which market quotations are not readily available may be fair valued in good faith by reference to other securities or indexes, or otherwise, by the Funds’ valuation committee, consisting of Fund officers who are also employees of the Manager, pursuant to written policies adopted by, and under the supervision of, the Board of Trustees. The Funds generally use pricing services to value most loans and other debt securities. The Funds may fair value loans or other securities pursuant to written policies adopted by, and under the supervision of, the Board of Trustees if approved pricing services do not recommend a value for such loans or other securities or the value recommended is deemed unreliable. Fair valuation also may be required due to material events that occur after the close of the relevant market but prior to the NYSE Close.

Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Fixed income securities with a remaining maturity of 61 days or more are valued using values supplied by approved independent third party pricing services or broker/dealers. In valuing securities, pricing services and broker/dealers may consider a variety of inputs and factors, including, but not limited to, proprietary models that may take into account market transactions in securities with comparable characteristics, yield curves, option-adjusted spreads, credit spreads, estimated default rates, coupon rates, underlying collateral and estimated cash flows.

Exchange-traded options, futures and options on futures are valued at the settlement price determined by the exchange. Non-listed over-the-counter options and futures are valued at the evaluated price provided by a counterparty or another broker/dealer.

Generally, trading of foreign securities on most foreign markets is completed before the close in trading in U.S. markets. The Fund has implemented fair value pricing on a daily basis for securities of foreign issuers. The fair value pricing utilizes the quotations of an independent pricing service. Trading on foreign markets may also take place on days on which the U.S. markets and the Funds are closed.

The net asset value of each Fund’s Class Y Shares and Class I Shares will be determined daily on any day that the NYSE is open for trading, as of the close of regular trading on the NYSE that day (normally 4:00 p.m., Eastern time) (the “NYSE Close”). Domestic debt securities or instruments and foreign securities or instruments are normally priced using data reflecting the earlier closing of the principal markets for those securities. Information that becomes known to a Fund or its agent after the Fund’s net asset value has been calculated on a particular day will not be used to retroactively adjust the price of a security or the Fund’s net asset value determined earlier that day.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using the WM16 Rate provided by the WM Company. As a result, the net asset value of a Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed.

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In unusual circumstances, instead of valuing securities in the usual manner, a Fund may value securities at fair value as determined in good faith by the Board of Trustees or the Funds’ Valuation Committee, generally based upon recommendations provided by the Manager and the Sub-Adviser. Fair valuation also may be required due to material events that occur after the close of the relevant market but prior to the NYSE Close.

DIVIDENDS AND DISTRIBUTIONS

Each Fund intends to pay dividends on net investment income monthly and to pay any capital gain distributions on an annual basis. You may have dividends or capital gain distributions that are declared by a Fund automatically reinvested at net asset value in additional shares of the Fund. You will make an election to receive dividends and distributions in cash or in Fund shares at the time you purchase your shares. You may change this election by notifying a Fund in writing at any time prior to the record date for a particular dividend or distribution. Dividends and other taxable distributions are taxable to you even if they are reinvested in additional shares of a Fund. There are no sales or other charges in connection with the reinvestment of dividends and capital gain distributions. Shares purchased through dividend reinvestment will receive a price based on the net asset value per share on the reinvestment date, which is typically the date dividends are paid to shareholders. There is no fixed dividend rate, and there can be no assurance that a Fund will pay any dividends or make any capital gain distributions.

TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to an investment in a Fund; it reflects provisions of the Code, existing Treasury regulations, rulings published by the Internal Revenue Service (“IRS”), and other applicable authority, as of the date of this Prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. For more detailed information regarding tax considerations, see the SAI. Other tax considerations may apply to particular investors, including shareholders that are not “United States persons” as defined in the Code. In addition, income earned through an investment in the Funds may be subject to state, local and foreign taxes. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of U.S. federal, state, local, foreign or other tax laws.

Each Fund intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code and intends each year to qualify and be eligible to be treated as such. In order for a Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If a Fund so qualifies and satisfies certain distribution requirements, the Fund generally will not be subject to U.S. federal income tax at the Fund level on income and gains that it distributes to shareholders. A Fund’s failure to qualify as a RIC would result in Fund-level taxation and, consequently, would likely materially reduce the investment return to shareholders.

For U.S. federal income tax purposes, Fund distributions are generally taxable as described herein, whether a shareholder receives them in cash or in additional shares of the Fund. (See “Dividends and Distributions” above.)

For U.S. federal income tax purposes, distributions of investment income are generally taxable to shareholders as ordinary income. Distributions from the sale of investments that a Fund owns or is considered to have owned for more than one year and that are properly reported by the Fund as capital gain dividends are taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates. Distributions of gains from the sale of investments that a Fund owns or is considered to have owned for one year or less, or of gains characterized as market discount from the disposition of or payments on bonds are taxable to shareholders as ordinary income.

Dividends derived from “qualified dividend income” and properly reported as such by a Fund are taxed to individual shareholders at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. Neither Fund expects a significant portion of distributions to be derived from qualified dividend income.

A 3.8% Medicare contribution tax is generally imposed on the net investment income of certain individuals, trusts and estates whose income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, dividends, including capital gain dividends, paid by a Fund, and any net gain recognized on the sale or exchange of Fund shares.

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Each Fund will provide shareholders with detailed federal tax information regarding distributions for each calendar year, early in the following year.

Dividends and distributions on Fund shares are generally subject to federal income tax as described herein, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when a Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed.

Any gain or loss that results from the redemption of a Fund’s shares or exchange of a Fund’s shares for shares of another Fund will be treated generally as capital gain or loss for U.S. federal income tax purposes, which will be long-term or short-term depending on how long you have held your shares.

A Fund’s investments in foreign securities may be subject to foreign withholding taxes, which would reduce the Fund’s yield on those investments. If more than 50% of the value of a Fund’s total assets at the close of a taxable year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass through” to you foreign income taxes that it pays. If this election is made, you will be required to include your share of those taxes in gross income as a distribution from the Fund and you generally will be allowed to claim a credit (or a deduction, if you itemize deductions) for such amounts on your federal U.S. income tax return, subject to certain limitations. In addition, certain of a Fund’s investments, including certain debt instruments, derivatives, and foreign securities or foreign currencies, could affect the amount, timing and character of distributions you receive and could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions).

Backup withholding is generally required with respect to taxable distributions paid to any individual shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he or she is not subject to such withholding. The backup withholding rate is 28%. Amounts withheld as a result of backup withholding are remitted to the U.S. Treasury but do not constitute an additional tax imposed on the shareholder; such amounts may be claimed as a credit on the shareholder’s U.S. federal income tax return, provided the appropriate information is furnished to the IRS.

The above is a general summary of the tax implications of investing in a Fund. Please refer to the SAI for further details. Also, you should consult your tax adviser for more information on your own tax situation, including U.S. federal and possible foreign, state and local taxes.

FINANCIAL HIGHLIGHTS

As of the date of this Prospectus, the Funds have not commenced operations. Upon becoming available, the Fund’s audited financial statements and related notes will appear in the Funds’ annual report to shareholders.

MAILINGS TO SHAREHOLDERS

In order to reduce duplicative mail and expenses of the Funds, we may, in accordance with applicable law, send a single copy of the Funds’ Prospectus and shareholder reports to your household even if more than one family member in your household owns shares of a Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling 1-855-439-5459. If you do not want us to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call us at the telephone number above and we will furnish separate mailings, in accordance with instructions, within 30 days of your request.

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More information about Babson Global Floating Rate Fund and Babson Global Credit Income Opportunities Fund (the “Funds”), each an investment portfolio of Babson Capital Funds Trust (the “Trust”), is available without charge upon request through the following:

Statement of Additional Information (SAI): The SAI, as it may be amended or supplemented from time to time, includes more detailed information about the Funds and is available, free of charge, on the Funds’ website at http://www.babsoncapital.com. The SAI is on file with the SEC and is incorporated by reference into this Prospectus. This means that the SAI, for legal purposes, is a part of this Prospectus.

Annual and Semi-Annual Reports: Additional information about the Funds’ investments will be available in the Funds’ annual and semi-annual reports to shareholders, which will also be available, free of charge, on the Funds’ website at http://www.babsoncapital.com. In the Funds’ annual report, you will find a discussion of the market conditions and investment strategies that significantly affect the Funds’ performance.

To Obtain More Information:

By Internet:

http://www.babsoncapital.com

By Telephone:

1-855-439-5459

By Regular and Overnight Mail:

Babson Capital Funds Trust

c/o State Street Bank and Trust

Attn: Transfer Agent

200 Clarendon Street

16th Floor – Mail Code JHT 1651

Boston, MA 02116

From the SEC:

You can also obtain the SAI or the annual and semi-annual reports, as well as other information about the Funds, from the EDGAR Database on the SEC’s website (http://www.sec.gov). You may review and copy documents at the SEC Public Reference Room in Washington, DC. For information on the operation of the Public Reference Room, call 1-202-551-8090. You may request documents from the SEC, upon payment of a duplicating fee, by e-mailing the SEC at publicinfo@sec.gov or by writing to:

Securities and Exchange Commission

Public Reference Section

Washington, DC 20549-1520

The Trust’s Investment Company Act

Registration Number: 811-22845

[Babson Capital Logo]

www.babsoncapital.com

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THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION DATED [•], 2013

Statement of Additional Information Dated [•], 2013

BABSON CAPITAL FUNDS TRUST

BABSON GLOBAL FLOATING RATE FUND

Class/Ticker: A/BXFAX, C/BXFCX, Y/BXFYX, I/BXFIX

BABSON GLOBAL CREDIT INCOME OPPORTUNITIES FUND

Class/Ticker: A/BXIAX, C/BXICX, Y/BXIYX, I/BXIIX

550 South Tryon Street

Charlotte, NC 28202

Telephone: 1-855-439-5459

This Statement of Additional Information (“SAI”) is not a prospectus but provides additional information that should be read in conjunction with Babson Global Floating Rate Fund (“Global Floating Rate Fund”) and Babson Global Credit Income Opportunities Fund (“Global Credit Income Opportunities Fund” and together with Global Floating Rate Fund, each a “Fund” and together the “Funds”) Prospectuses, each dated [•], 2013, and any supplements thereto. Copies of the Funds’ Prospectuses are available upon request by calling the Funds at 1-855-439-5459, visiting the Funds’ website (http://www.babsoncapital.com) or writing to the Funds, at Babson Capital Funds, c/o State Street Bank and Trust, Attn: Transfer Agent, 200 Clarendon Street, 16th Floor – Mail Code JHT 1651, Boston, MA 02116. Capitalized terms used in this SAI and not otherwise defined have the meanings given them in the Funds’ Prospectuses.

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THE FUNDS

Each Fund is a non-diversified series of Babson Capital Funds Trust (the “Trust”), an open-end management investment company organized as a Massachusetts business trust on May 3, 2013. The Funds have not commenced investment operations. Each Fund will offer four classes of shares: Class A, Class C, Class Y and Class I.

DESCRIPTION OF PRINCIPAL INVESTMENT STRATEGIES AND RISKS

The investment objective of Global Floating Rate Fund is to seek a high level of current income. Preservation of capital is a secondary goal. Under normal market conditions, the Fund will invest at least 80% of its net assets in income-producing floating rate debt securities, consisting of floating rate loans, bonds and notes, issued primarily by North American and Western European companies. For this purpose, debt instruments issued by issuers based in the Channel Islands, Cayman Islands and Bermuda will be considered North American and Western European companies. (This policy is non-fundamental and may be changed by the Trustees upon at least 60 days’ prior written notice to shareholders.) The Manager expects that such instruments will primarily, at the time of purchase, be rated below investment grade (commonly referred to as “junk bonds”) by at least one credit rating agency (below Baa3 by Moody’s or below BBB- by either S&P or Fitch) or unrated but judged by the Manager or the Sub-Adviser to be of comparable quality. The Fund may invest in a wide range of income-producing floating rate loans, bonds and notes of issuers based in U.S. and non-U.S. markets, including both developed and emerging markets, but expects to invest primarily in senior secured loans of North American and Western European corporate issuers that are of below investment grade quality. The Fund will allocate its assets among various regions and countries (but in no less than three different countries) and expects to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund’s Benchmark, represented by foreign companies, as determined by the provider of the Benchmark). A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investments in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The investment objective of Global Credit Income Opportunities Fund is to seek an absolute return, primarily through current income and secondarily through capital appreciation. The Fund is managed using an absolute return investment objective, which means that it is not managed relative to the performance of a specific bond index, but rather seeks to generate positive returns over the course of a full market cycle while managing volatility through security selection and possibly hedging to reduce overall exposure to credit and interest rate risk. The Fund seeks absolute total return through a combination of current income and capital appreciation. Under normal circumstances, the Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in debt instruments (consisting of loans, bonds and notes). The Fund may invest in a wide range of debt instruments of issuers based in U.S. and non-U.S. markets, including developed and emerging markets, as well as over-the-counter and exchange-traded derivatives. Investments may be issued or guaranteed by governments and their agencies, corporations, financial institutions and supranational organizations that the Fund believes have the potential to provide a high total return over time. A significant portion of the Fund’s investments will be in non-U.S. dollar denominated securities of issuers located in developed or emerging markets. Non-U.S. dollar denominated securities are securities whose principal and interest is payable in a currency other than U.S. dollars. Although the Fund’s investment in non-U.S. dollar denominated assets may be on a currency hedged or unhedged basis, the Fund expects that, under current market conditions, it will seek to hedge substantially all of its exposure to foreign currencies.

The following information supplements the discussion of the investment policies and strategies of the Funds described in the Prospectuses. In pursuing its objective, each Fund will invest as described in the Prospectuses and as described below with respect to the following investment policies and strategies.

Bank Loans

Each Fund intends to invest in floating and fixed rate loans issued by banks and other unaffiliated entities, which investments generally will be issued directly by the borrower or be in the form of loan participations or assignments purchased from banks and other financial institutions and institutional investments. The loans in which each Fund intends to invest may include, but are not limited to, secured loans that are senior (“first lien”) or subordinated (“second lien”) loans, and unsecured loans. Loans and other floating rate debt instruments are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to a Fund, a reduction in the value of the investment and a potential decrease in the net asset value of a Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, a Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a first or second lien loan. The collateral securing a first or second lien loan may lose all or substantially all of its value in the event of bankruptcy of a borrower. Some first or second lien loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of first or second lien loans, including, in certain circumstances, invalidating such loans or causing interest previously paid to be refunded to the borrower. If interest were required to be refunded, it could negatively affect a Fund’s performance. Participations and assignments involve credit risk, interest rate risk, liquidity risk, and the risks of being a lender. If a Fund purchases a participation, it is likely that it will only be able to enforce its rights through the lender, and, therefore, it will assume the credit risk of both the lender and the borrower.

First Lien Loans. Each Fund intends to invest in first lien loans. First lien loans hold a senior position in the capital structure of a borrower. For first lien loans, borrowers are typically corporations, partnerships and other business entities that operate in various industries and geographical regions, including foreign borrowers. First lien loans are typically secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. The capital structure of a borrower may include first lien loan loans, senior and junior subordinated debt, preferred stock and common stock issued by the borrower, typically in descending order of seniority with respect to claims on the borrower’s asset. The proceeds of first lien loan loans primarily are used to finance highly leveraged transactions including leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, refinancings and internal growth and for other corporate purposes.

First lien loans in which the Funds will invest generally pay interest at rates, which are redetermined periodically by reference to a base lending rate, plus a premium. First lien loans typically have rates of interest which are redetermined either daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. These base lending rates are primarily London-Interbank Offered Rate (“LIBOR”), and secondarily the prime rate offered by one or more major U.S. banks (the “Prime Rate”) and the certificate of deposit (“CD”) rate or other base lending rates used by commercial lenders. As floating rate loans, the frequency of how often a loan resets its interest rate will impact how closely such loans track current short term market interest rates. The first lien loans a Fund intends to hold will typically have a dollar-weighted average period until the next interest rate adjustment of approximately 90 days or less. As a result, as short-term interest rates increase, interest payable to a Fund from its investments in first lien loans should increase, and as short-term interest rates decrease, interest payable to a Fund from its investments in first lien loans should decrease. The Funds may utilize derivative instruments to shorten the effective interest rate redetermination period of first lien loans in its portfolio. First lien loans typically have a stated term of between one and ten years. In the experience of the Manager over the last decade, however, the average life of first lien loans has been two to four years because of prepayments.

Second Lien Loans and Other Debt Securities. A Fund may invest in loans, bonds and notes that have the same characteristics as first lien loans except that such loans are second in lien priority rather than first. Such second lien loans and securities typically have adjustable floating rate interest payments. Accordingly, the risks associated with such securities are higher than the risks of loans with first priority over the collateral. In the event of default on a second lien loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible, that no collateral value would remain for the second priority lien holder and therefore result in a loss of investment to a Fund.

Unsecured Loans. A Fund may invest in unsecured loans, both floating and fixed rate. Unsecured loans are subject to substantially similar risks attributable to secured loans. Issuer risk is more pronounced in unsecured loans since the Fund will not have recourse to recoup its investment against collateral securing the loan.

Unsecured loans, first lien loans and second lien loans are subject to prepayments which shorten the loans’ weighted average maturities and may lower their returns. If the credit support or enhancement is exhausted, losses or delays in payment may result if the required payments of principal and interest are not made. The value of these securities also may change because of changes in market value, that is changes in the market’s perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or fund providing the credit support or enhancement.

Structure of First Lien Loans

A first lien loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Agent”) for a group of loan investors (“Loan Investors”). The Agent typically administers and enforces the first lien loan on behalf of the other Loan Investors in the syndicate. In addition, an institution, typically but not always the Agent, holds any collateral on behalf of the Loan Investors.

First lien loans primarily include senior floating rate loans to corporations and secondarily institutionally traded senior floating rate debt obligations issued by an asset-backed pool, and interests therein. Loan interests primarily take the form of assignments purchased in the primary or secondary market. Loan interests may also take the form of participation interests in a first lien loan. Such loan interests may be acquired from U.S. or foreign commercial banks, insurance companies, finance companies or other financial institutions who have made loans or are Loan Investors or from other investors in loan interests.

A borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the borrower and the holders of the first lien loan (the “Loan Agreement”). A Fund typically purchases “Assignments” from the Agent or other Loan Investors. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Loan Investor and becomes a Loan Investor under the Loan Agreement with the same rights and obligations as the assigning Loan Investor. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Loan Investor.

Each Fund also may invest in “Participations.” Participations by a Fund in a Loan Investor’s portion of a first lien loan typically will result in the Fund having a contractual relationship only with such Loan Investor, not with the borrower. As a result, a Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Loan Investor selling the Participation and only upon receipt by such Loan Investor of such payments from the borrower. In connection with purchasing Participations, a Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other Loan Investors through set-off against the borrower and a Fund may not directly benefit from the collateral supporting the first lien loan in which it has purchased the Participation. As a result, a Fund may assume the credit risk of both the borrower and the Loan Investor selling the Participation. In the event of the insolvency of the Loan Investor selling a Participation, a Fund may be treated as a general creditor of such Loan Investor. The selling Loan Investors and other persons interpositioned between such Loan Investors and a Fund with respect to such Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Loan Collateral. In order to borrow money pursuant to a first lien loan or second lien loan, a borrower will frequently, for the term of the loan, pledge collateral, including but not limited to, (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of first lien loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a first lien loan or second lien loan may be secured only by stock in the borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a borrower’s obligations under a first lien loan or second lien loan.

Certain Fees Paid to a Fund. In the process of buying, selling and holding first lien loans or second lien loans, a Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. When a Fund buys a first lien loan it may receive a facility fee and when it sells a first lien loan it may pay a facility fee. On an ongoing basis, a Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a first lien loan. In certain circumstances, a Fund may receive a prepayment penalty fee upon the prepayment of a first lien loan by a borrower. Other fees received by a Fund may include covenant waiver fees and covenant modification fees.

Borrower Covenants. A borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the borrower and the holders of the loan (the “Loan Agreement”). Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific minimum financial ratios, and limits on total debt. In addition, the Loan Agreement may contain a covenant requiring the borrower to prepay the loan with any free cash flow. Free cash flow is generally defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or sales of securities. A breach of a covenant that is not waived by the Agent, or by the Loan Investors directly, as the case may be, is normally an event of acceleration; i.e., the Agent, or the Loan Investors directly, as the case may be, has the right to call the outstanding loan. The typical practice of an Agent or a Loan Investor in relying exclusively or primarily on reports from the borrower to monitor the borrower’s compliance with covenants may involve a risk of fraud by the borrower. In the case of a loan in the form of Participation, the agreement between the buyer and seller may limit the rights of the holder to vote on certain changes that may be made to the Loan Agreement, such as waiving a breach of a covenant. However, the holder of the Participation will, in almost all cases, have the right to vote on certain fundamental issues such as changes in principal amount, payment dates and interest rate.

Administration of Loans. In a typical first lien loan or second lien loan, the Agent administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. A Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the first lien loan. Furthermore, unless under the terms of a Participation Agreement a Fund has direct recourse against the borrower, the Fund will rely on the Agent and the other Loan Investors to use appropriate credit remedies against the borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the borrower. The seller of the loan usually does, but is often not obligated to, notify holders of loans of any failures of compliance. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the loan, may give the borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the loan. The Agent is compensated by the borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the loan and other fees paid on a continuing basis. With respect to loans for which the Agent does not perform such administrative and enforcement functions, a Fund will perform such tasks on its own behalf, although a collateral bank will typically hold any collateral on behalf of the Fund and the other Loan Investors pursuant to the applicable Loan Agreement.

A financial institution’s appointment as Agent may usually be terminated in the event that it fails to observe the requisite standard of care or becomes insolvent, enters Federal Deposit Insurance Corporation (“FDIC”) receivership, or, if not FDIC insured, enters into bankruptcy proceedings. A successor Agent would generally be appointed to replace the terminated Agent, and assets held by the Agent under the Loan Agreement should remain available to holders of first lien loans. However, if assets held by the Agent for the benefit of a Fund were determined to be subject to the claims of the Agent’s general creditors, the Fund might incur certain costs and delays in realizing payment on a first lien loan, or suffer a loss of principal and/or interest. In situations involving intermediate participants, similar risks may arise.

Prepayments. The degree to which borrowers prepay loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the borrower and competitive conditions among Loan Investors, among other factors. As such, prepayments cannot be predicted with accuracy.

Upon a prepayment, either in part or in full, the actual outstanding debt on which a Fund derives interest income will be reduced. However, a Fund may receive both a prepayment penalty fee from the prepaying borrower and a facility fee upon the purchase of a new loan with the proceeds from the prepayment of the former. Prepayments generally will not materially affect a Fund’s performance because the Fund typically is able to reinvest prepayments in other loans that have similar yields and because receipt of such fees may mitigate any adverse impact on the Fund’s yield.

Other Information Regarding Loans. From time to time Babson Capital and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in loans to or acquire them from a Fund or may be intermediate participants with respect to loans in which a Fund owns interests. Such banks may also act as Agents for loans held by a Fund.

A Fund may acquire interests in loans that are designed to provide temporary or “bridge” financing to a borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Fund may also invest in loans of borrowers that have obtained bridge loans from other parties. A borrower’s use of bridge loans involves a risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower’s perceived creditworthiness.

A Fund will be subject to the risk that collateral securing a loan will decline in value or have no value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the loan to be undercollateralized or unsecured. In most credit agreements, there is no formal requirement to pledge additional collateral. In addition, a Fund may invest in loans guaranteed by, or secured by assets of, shareholders or owners, even if the loans are not otherwise collateralized by assets of the borrower; provided, however, that such guarantees are fully secured. There may be temporary periods when the principal asset held by a borrower is the stock of a related company, which may not legally be pledged to secure a loan. On occasions when such stock cannot be pledged, the loan will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the loan. However, the borrower’s ability to dispose of such securities, other than in connection with such pledge or replacement, will be strictly limited for the protection of the holders of loans and, indirectly, loans themselves.

If a borrower becomes involved in bankruptcy proceedings, a court may invalidate a Fund’s security interest in the loan collateral or subordinate a Fund’s rights under the secured loan to the interests of the borrower’s unsecured creditors or cause interest previously paid to be refunded to the borrower. If a court required interest to be refunded, it could negatively affect a Fund’s performance. Such action by a court could be based, for example, on a “fraudulent conveyance” claim to the effect that the borrower did not receive fair consideration for granting the security interest in the loan collateral to a Fund. For secured loans made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the secured loan were not received or retained by the borrower, but were instead paid to other persons (such as shareholders of the borrower) in an amount that left the borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of a Fund’s security interest in loan collateral. If a Fund’s security interest in loan collateral is invalidated or the secured loan is subordinated to other debt of a borrower in bankruptcy or other proceedings, a Fund would have substantially lower recovery, and perhaps no recovery on the full amount of the principal and interest due on the secured loan.

A Fund may acquire warrants and other equity securities as part of a unit combining a loan and equity securities of a borrower or its affiliates. The acquisition of such equity securities will only be incidental to a Fund’s purchase of a loan. A Fund may also acquire equity securities or debt securities (including non-dollar denominated debt securities) issued in exchange for a loan, issued in connection with the debt restructuring or reorganization of a borrower, if such acquisition, in the judgment of Babson Capital, may enhance the value of a loan or if such acquisition would otherwise be consistent with a Fund’s investment policies including its policy of generally only investing in U.S.-dollar denominated securities.

Loan Participations and Assignments

Each Fund may purchase participations in commercial loans. Such indebtedness may be secured or unsecured. Loan participations typically represent direct participations in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. Each Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing loan participations, a Fund assumes the credit risk associated with the corporate borrower and assumes the credit risk associated with an interposed bank or other financial intermediary. The participation interests in which a Fund intends to invest may not be rated by any nationally recognized rating service.

A loan is often administered by an agent bank acting as agent for all holders. The agent bank administers the terms of the loan, as specified in the loan agreement. In addition, the agent bank is normally responsible for the collection of principal and interest payments from the corporate borrower and the apportionment of these payments to the credit of all institutions which are parties to the loan agreement. Unless, under the terms of the loan or other indebtedness, a Fund has direct recourse against the corporate borrower, the Fund may have to rely on the agent bank or other financial intermediary to apply appropriate credit remedies against a corporate borrower.

A financial institution’s employment as agent bank might be terminated in the event that it fails to observe a requisite standard of care or becomes insolvent. A successor agent bank would generally be appointed to replace the terminated agent bank, and assets held by the agent bank under the loan agreement should remain available to holders of such indebtedness. However, if assets held by the agent bank for the benefit of a Fund were determined to be subject to the claims of the agent bank’s general creditors, the Fund might incur certain costs and delays in realizing payment on a loan or loan participation and could suffer a loss of principal and/or interest. In situations involving other interposed financial institutions (e.g., an insurance company or government agency) similar risks may arise.

Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the corporate borrower for payment of principal and interest. If a Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s market price, net asset value and yield could be adversely affected. Loans that are fully secured offer a Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrower’s obligation, or that the collateral can be liquidated.

Each Fund may invest in loan participations with credit quality comparable to that of issuers of its securities investments. Indebtedness of companies whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. Some companies may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Consequently, when investing in indebtedness of companies with poor credit, a Fund bears a substantial risk of losing the entire amount invested.

Each Fund limits the amount of its total assets that it will invest in any one issuer or in issuers within the same industry or group of industries (see “Investment Restrictions” below). For purposes of these limits, each Fund generally will treat the corporate borrower as the “issuer” of indebtedness held by the Fund. In the case of loan participations where a bank or other lending institution serves as a financial intermediary between a Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower, SEC interpretations may require the Fund to treat both the lending bank or other lending institution and the corporate borrower as “issuers” for the purposes of determining whether the Fund has invested more than 5% of its total assets in a single issuer. Treating a financial intermediary as an issuer of indebtedness may restrict a Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

Loans and other types of direct indebtedness may not be readily marketable and may be subject to restrictions on resale. In some cases, negotiations involved in disposing of indebtedness may require weeks to complete. Consequently, some indebtedness may be difficult or impossible to dispose of readily at what the Manager or the

Sub-Adviser believes to be a fair price. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining a Fund’s net asset value than if that value were based on available market quotations. At the same time, many loan interests are traded among certain financial institutions and accordingly may be deemed liquid. As the market for different types of indebtedness continues to develop, the liquidity of these instruments is expected to continue to improve. Investments in loan participations, whether purchased at origination or as a member of the loan syndicate or in the secondary market, are considered to be debt obligations for purposes of a Fund’s investment restriction relating to the lending of funds or assets.

Investments in loans through a direct assignment of the financial institution’s interests with respect to the loan may involve additional risks to a Fund. For example, if a loan is foreclosed, a Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that, under emerging legal theories of lender liability, a Fund could be held liable as co-lender. It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation. In the absence of definitive regulatory guidance, each Fund relies on Babson Capital’s research in an attempt to avoid situations where fraud or misrepresentations could adversely affect the Fund.

Delayed Funding Loans and Revolving Credit Facilities

Each Fund may also enter into, or acquire participations in, delayed funding loans and revolving credit facilities. Delayed funding loans and revolving credit facilities are borrowing arrangements in which the lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. These commitments may have the effect of requiring a Fund to increase its investment in a company at a time when it might not otherwise be desirable to do so (including a time when the company’s financial condition makes it unlikely that such amounts will be repaid). To the extent that a Fund is committed to advance additional funds, it will at all times segregate assets, determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the board of trustees of the Funds (the “Board of Trustees” or the “Board”), in an amount sufficient to meet such commitments.

Each Fund may invest in delayed funding loans and revolving credit facilities with credit quality comparable to that of issuers of its securities investments. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, a Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. Participation interests in revolving credit facilities will be subject to the limitations discussed in “—Loan Participations and Assignments” above. Delayed funding loans and revolving credit facilities are considered to be debt obligations for the purposes of a Fund’s investment restriction relating to the lending of funds or assets by the Fund.

When-Issued, Delayed Delivery and Forward Commitment Transactions

Each Fund may purchase or sell securities on a when-issued, delayed delivery, or forward commitment basis. When such purchases are outstanding, a Fund will segregate until the settlement date assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount sufficient to meet the purchase price. Typically, no income accrues on securities a Fund has committed to purchase prior to the time delivery of the securities is made, although a Fund may earn income on securities it has segregated.

When purchasing a security on a when-issued, delayed delivery, or forward commitment basis, a Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. Because a Fund is not required to pay for the security until the delivery date, these risks are in addition to the risks associated with the Fund’s other investments.

When a Fund has sold a security on a when-issued, delayed delivery, or forward commitment basis, the Fund does not participate in future gains or losses with respect to the security. If the other party to a transaction fails to deliver or pay for the securities, a Fund could miss a favorable price or yield opportunity or could suffer a loss. A Fund may dispose of or renegotiate a transaction after it is entered into, and may sell when-issued, delayed delivery or forward commitment securities before they are delivered, which may result in a capital gain or loss. There is no percentage limitation on the extent to which a Fund may purchase or sell securities on a when-issued, delayed delivery, or forward commitment basis.

High Yield Securities

Investments in high yield securities and instruments generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High yield securities and instruments are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Debt securities and instruments in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of high yield securities and instruments may be more complex than for issuers of higher quality securities.

High yield securities and instruments may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of high yield securities and instruments defaults, in addition to risking non-payment of all or a portion of interest and principal, a Fund may incur additional expenses to seek recovery. The market prices of high yield securities and instruments structured as zero-coupon, step-up or payment-in-kind securities will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than the prices of securities that pay interest currently and in cash. Babson Capital seeks to reduce these risks through diversification, credit analysis and attention to current developments and trends in both the economy and financial markets.

The secondary market on which high yield securities and instruments are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the price at which a Fund could sell a high yield security or instrument, and could adversely affect the net asset value of the shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities and instruments, especially in a thinly-traded market. When secondary markets for high yield securities and instruments are less liquid than the market for investment grade securities, it may be more difficult to value the securities or instruments because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and a Fund may have greater difficulty selling its portfolio securities. A Fund will be more dependent on the Manager’s and the Sub-Adviser’s research and analysis when investing in high yield securities and instruments. Babson Capital seeks to minimize the risks of investing through in-depth credit analysis and attention to current developments in interest rates and market conditions.

A general description of the ratings of securities by Moody’s Investors Services, Inc. (“Moody’s”), Standard & Poor’s Rating Services, a division of the McGraw-Hill Company, Inc. (“S&P”), or Fitch, Inc. (“Fitch”) is set forth in Appendix A to this SAI. The ratings of Moody’s, S&P and Fitch represent their opinions as to the quality of the securities they rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields while obligations with the same maturity and coupon with different ratings may have the same yield. For these reasons, the use of credit ratings as the sole method of evaluating high yield securities and instruments can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of high yield securities and instruments. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security or instrument was last rated. Babson Capital does not rely solely on credit ratings when selecting securities and instruments for a Fund, and develops its own independent analysis of issuer credit quality.

Each Fund’s credit quality policies apply only at the time a security or instrument is purchased, and a Fund is not required to dispose of a security or instrument in the event that a credit rating agency, the Manager or the Sub-Adviser downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell such a security or instrument, Babson Capital may consider such factors as Babson Capital’s assessment of the credit quality of the issuer of such security or instrument, the price at which such security could be sold and the rating, if any, assigned to such security or instrument by other rating agencies. However, analysis of creditworthiness may be more complex for issuers of high yield securities and instruments than for issuers of higher quality debt securities.

Variable and Floating Rate Securities

Each Fund may invest in variable and floating rate securities, which provide for periodic adjustments in the interest rate paid on the obligations. The terms of variable rate securities generally provide that interest rates are adjusted periodically based upon an interest rate adjustment index. The adjustment intervals may be regular, and range from daily up to annually, or may be event based, such as based on a change in the prime rate.

The interest rate on a floating rate security is variable and is tied to another interest rate, such as a bond index or Treasury bill rate. The interest rate on a floating rate security resets periodically, typically every 30, 60 or 90 days. While, because of the interest rate reset feature, floating rate securities provide a Fund with a certain degree of protection against rising interest rates, the value of the Fund’s floating rate securities may decline as interest rates rise because the Fund will continue to earn interest at the previously-established rate until the interest rate for each security resets.

Each Fund may also engage in credit spread trades. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two bonds or other securities, where the value of the investment position is determined by movements in the difference between the prices or interest rates, as the case may be, of the respective securities or currencies.

Foreign (Non-U.S.) Securities

Each Fund may invest in loans and bonds issued by foreign corporate or government issuers. Such foreign securities may be U.S. currency denominated or foreign currency denominated.

Each Fund invests in debt obligations of foreign issuers, consisting of foreign corporate issuers and obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supra-national government entities. Each Fund may also invest in debt instruments denominated in U.S. dollars or foreign currencies (of both developed and “emerging market” countries), consisting of obligations of corporations and non-U.S. governments and their respective sub-divisions, agencies and government-sponsored enterprises. Each Fund may invest in securities of issuers located in developed countries (regardless of the currency in which such investments are denominated) and of issuers located in “emerging market” countries.

The U.S. dollar-denominated foreign securities in which a Fund may invest include Eurodollar obligations and “Yankee Dollar” obligations. Eurodollar obligations are U.S. dollar-denominated certificates of deposit and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Eurodollar and Yankee Dollar obligations are generally subject to the same risks that apply to domestic debt issues, notably credit risk, market risk and liquidity risk. Additionally, Eurodollar (and to a limited extent, Yankee Dollar) obligations are subject to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital, in the form of U.S. dollars, from flowing across its borders. Other risks include adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding taxes; and the expropriation or nationalization of foreign issuers.

Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These include: differences in accounting; auditing and financial reporting standards; generally higher commission rates on foreign portfolio transactions; the possibility of expropriation or confiscatory taxation; adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country); political instability which can affect U.S. investments in foreign countries and potential restrictions on the flow of international capital. In addition, foreign securities and dividends and interest payable on those securities may be subject to foreign taxes, including taxes withheld from payments on those securities. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Changes in foreign exchange rates will affect the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

Sovereign Debt. Investment in sovereign debt can involve a high degree of risk. The governmental entity that controls the repayment of sovereign debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of the debt. A governmental entity’s willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy toward the International Monetary Fund, and the political constraints to which a governmental entity may be subject. Governmental entities may also depend on expected disbursements from foreign governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity’s implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including a Fund) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

Each Fund’s investments in foreign currency-denominated debt obligations and hedging activities will likely produce a difference between its book income and its taxable income. This difference may cause a portion of a Fund’s income distributions to constitute returns of capital for tax purposes or require a Fund to make distributions exceeding book income to qualify as a regulated investment company for federal income tax purposes and avoid an entity-level tax.

Foreign Currency Transactions

Each Fund also may purchase and sell foreign currency options and foreign currency futures contracts and related options (see “—Derivative Instruments” below), and may engage in foreign currency transactions either on a spot (cash) basis at the rate prevailing in the currency exchange market at the time or through forward foreign currency exchange contracts (“forwards”) with terms generally of less than one year. Each Fund may engage in these transactions in order to protect against uncertainty in the level of future foreign exchange rates in the purchase and sale of securities.

A forward involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts may be bought or sold to protect a Fund against a possible loss resulting from an adverse change in the relationship between foreign currencies and the U.S. dollar or to increase exposure to a particular foreign currency. Open positions in forwards used for non-hedging purposes will be covered by the segregation of assets of a Fund determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, and are marked to market daily. Although forwards are intended to minimize the risk of loss due to a decline in the value of the hedged currencies, at the same time, they tend to limit any potential gain which might result should the value of such currencies increase. Forwards will be used primarily to adjust the foreign exchange exposure of a Fund with a view to protecting the outlook, and a Fund might be expected to enter into such contracts under the following circumstances:

Lock In. When the Manager or the Sub-Adviser desires to lock in the U.S. dollar price on the purchase or sale of a security denominated in a foreign currency.

Direct Hedge. If the Manager or the Sub-Adviser wants to eliminate substantially all of the risk of owning a particular currency, and/or if the Manager or the Sub-Adviser believes that a Fund can benefit from price appreciation in a given country’s debt obligations but does not want to hold the currency, it may employ a direct hedge back into the U.S. dollar. In either case, a Fund would enter into a forward contract to sell the currency in which a portfolio security is denominated and purchase U.S. dollars at an exchange rate established at the time it initiated a contract. The cost of the direct hedge transaction may offset most, if not all, of the yield advantage offered by the foreign security, but a Fund would hope to benefit from an increase (if any) in the value of the debt obligation.

Proxy Hedge. The Manager or the Sub-Adviser might choose to use a proxy hedge, which may be less costly than a direct hedge. In this case, a Fund, having purchased a security, will sell a currency whose value is believed to be closely linked to the currency in which the security is denominated. Interest rates prevailing in the country whose currency was sold would be expected to be close to those in the United States and lower than those of securities denominated in the currency of the original holding. This type of hedging entails greater risk than a direct hedge because it is dependent on a stable relationship between the two currencies paired as proxies and the relationships can be very unstable at times.

Costs of Hedging. When a Fund purchases a foreign bond with a higher interest rate than is available on U.S. bonds of a similar maturity, the additional yield on the foreign bond could be substantially reduced or lost if the Fund were to enter into a direct hedge by selling the foreign currency and purchasing the U.S. dollar. This is what is known as the “cost” of hedging. Proxy hedging attempts to reduce this cost through an indirect hedge back to the U.S. dollar.

It is important to note that hedging costs are treated as capital transactions and are not, therefore, deducted from a Fund’s dividend distribution and are not reflected in its yield.

Tax Consequences of Hedging. Under applicable tax law, a Fund’s hedging activities may result in the application of the mark-to-market and straddle provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Those provisions could result in an increase (or decrease) in the amount of taxable dividends paid by a Fund and could affect whether dividends paid by a Fund are classified as capital gains or ordinary income.

Foreign Currency Exchange-Related Securities

Foreign Currency Warrants. Foreign currency warrants, such as Currency Exchange WarrantsSM (“CEWsSM”), are warrants that entitle their holders to receive from their issuer an amount of cash (generally, for warrants issued in the United States, in U.S. dollars) that is calculated pursuant to a predetermined formula and based on the exchange rate between a specified foreign currency and the U.S. dollar as of the exercise date of the warrant. Foreign currency warrants generally are exercisable upon their issuance and expire as of a specific date and time. Foreign currency warrants have been issued in connection with U.S. dollar-denominated debt offerings by major issuers in an attempt to reduce the foreign currency exchange risk that, from the point of view of the prospective purchasers of the securities, is inherent in the international debt obligation marketplace. Foreign currency warrants may attempt to reduce the foreign exchange risk assumed by purchasers of a security by, for example, providing for a supplement payment in the event that the U.S. dollar depreciates against the value of a major foreign currency such as the Japanese yen. The formula used to determine the amount payable upon exercise of a foreign currency warrant may make the warrant worthless unless the applicable foreign currency exchange rate moves in a particular direction (e.g., unless the U.S. dollar appreciates or depreciates against the particular foreign currency to which the warrant is linked or indexed). Foreign currency warrants are severable from the debt obligations with which they may be offered, and may be listed on exchanges. Foreign currency warrants may be exercisable only in certain minimum amounts, and an investor wishing to exercise warrants who possesses less than the minimum number required for exercise may be required either to sell the warrants or to purchase additional warrants, thereby incurring additional transaction costs. In the case of any exercise of warrants, there may be a time delay between the time a holder of warrants gives instructions to exercise and the time the exchange rate relating to exercise is determined, during which time the exchange rate could change significantly, thereby affecting both the market and cash settlement values of the warrants being exercised. The expiration date of the warrants may be accelerated if the warrants should be delisted from an exchange or if their trading should be suspended permanently, which would result in the loss of any remaining “time values” of the warrants (i.e., the difference between the current market value and the exercise value of the warrants), and, if the warrants were “out-of-the-money,” in a total loss of the purchase price of the warrants. Warrants are generally unsecured obligations of their issuers and are not standardized foreign currency options issued by the Options Clearing Corporation (“OCC”). Unlike foreign currency options issued by the OCC, the terms of foreign exchange warrants generally will not be amended in the event of government or regulatory actions affecting exchange rates or in the event of the imposition of other regulatory controls affecting the international currency markets. The initial public offering price of foreign currency warrants is generally considerably in excess of the price that a commercial user of foreign currencies might pay in the interbank market for a comparable option involving significantly larger amounts of foreign currencies. Foreign currency warrants are subject to significant foreign exchange risk, including risks arising from complex political or economic factors.

Principal Exchange Rate Linked Securities. Principal exchange rate linked securities (“PERLsSM”) are debt obligations the principal on which is payable at maturity in an amount that may vary based on the exchange rate between the U.S. dollar and a particular foreign currency at or about that time. The return on “standard” principal exchange rate linked securities is enhanced if the foreign currency to which the security is linked appreciates against the U.S. dollar, and is adversely affected by increases in the foreign exchange value of the U.S. dollar; “reverse” principal exchange rate linked securities are like “standard” securities, except that their return is enhanced by increases in the value of the U.S. dollar and adversely impacted by increases in the value of foreign currency. Interest payments on the securities are generally made in U.S. dollars at rates that reflect the degree of foreign currency risk assumed or given up by the purchaser of the notes (i.e., at relatively higher interest rates if the purchaser has assumed some of the foreign exchange risk, or relatively lower interest rates if the issuer has assumed some of the foreign exchange risk, based on the expectations of the current market). Principal exchange rate linked securities may in limited cases be subject to acceleration of maturity (generally, not without the consent of the holders of the securities), which may have an adverse impact on the value of the principal payment to be made at maturity.

Performance Indexed Paper. Performance indexed paper (“PIPsSM”) is U.S. dollar-denominated commercial paper the yield of which is linked to certain foreign exchange rate movements. The yield to the investor on performance indexed paper is established at maturity as a function of spot exchange rates between the U.S. dollar and a designated currency as of or about that time (generally, the index maturity two days prior to maturity). The yield to the investor will be within a range stipulated at the time of purchase of the obligation, generally with a guaranteed minimum rate of return that is below, and a potential maximum rate of return that is above, market yields on U.S. dollar-denominated commercial paper, with both the minimum and maximum rates of return on the investment corresponding to the minimum and maximum values of the spot exchange rate two business days prior to maturity.

Preferred Stocks

Each Fund may invest in preferred stocks. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in that company. As described below, each Fund may invest in preferred stocks that pay fixed or adjustable rates of return. The value of a company’s preferred stock may fall as a result of factors relating directly to that company’s products or services. A preferred stock’s value may also fall because of factors affecting not just the company, but companies in the same industry or in a number of different industries, such as increases in production costs. The value of preferred stock may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company’s preferred stock generally pays dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of the preferred stock will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred stocks of smaller companies may be more vulnerable to adverse developments than those of larger companies.

Fixed Rate Preferred Stocks. Some fixed rate preferred stocks in which a Fund may invest, known as perpetual preferred stocks, offer a fixed return with no maturity date. Because they never mature, perpetual preferred stocks act like long-term bonds, can be more volatile than other types of preferred stocks that have a maturity date and may have heightened sensitivity to changes in interest rates. Each Fund may also invest in sinking fund preferred stocks. These preferred stocks also offer a fixed return, but have a maturity date and are retired or redeemed on a predetermined schedule. The shorter duration of sinking fund preferred stocks makes them perform somewhat like intermediate-term bonds and they typically have lower yields than perpetual preferred stocks.

Adjustable Rate and Auction Preferred Stocks. Typically, the dividend rate on an adjustable rate preferred stock is determined prospectively each quarter by applying an adjustment formula established at the time of issuance of the stock. Although adjustment formulas vary among issues, they typically involve a fixed premium or discount relative to rates on specified debt securities issued by the U.S. Treasury. Typically, an adjustment formula will provide for a fixed premium or discount adjustment relative to the highest base yield of three specified U.S. Treasury securities: the 90-day Treasury bill, the 10-year Treasury note and the 20-year Treasury bond. The premium or discount adjustment to be added to or subtracted from this highest U.S. Treasury base rate yield is fixed at the time of issue and cannot be changed without the approval of the holders of the stock. The dividend rate on other preferred stocks in which a Fund may invest, commonly known as auction preferred stocks, is adjusted at intervals that may be more frequent than quarterly, such as every 49 days, based on bids submitted by holders and prospective purchasers of such stocks and may be subject to stated maximum and minimum dividend rates. The issues of most adjustable rate and auction preferred stocks currently outstanding are perpetual, but are redeemable after a specified date at the option of the issuer. Certain issues supported by the credit of a high-rated financial institution provide for mandatory redemption prior to expiration of the credit arrangement. No redemption can occur if full cumulative dividends are not paid. Although the dividend rates on adjustable and auction preferred stocks are generally adjusted or reset frequently, the market values of these preferred stocks may still fluctuate in response to changes in interest rates. Market values of adjustable preferred stocks also may substantially fluctuate if interest rates increase or decrease once the maximum or minimum dividend rate for a particular stock is approached.

Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities

Each Fund may invest in zero-coupon bonds, step-ups and payment in-kind securities. Zero-coupon securities are debt obligations that do not entitle the holder to any periodic payments of interest either for the entire life of the obligation or for an initial period after the issuance of the obligations. Like zero-coupon bonds, “step-up” bonds pay no interest initially but eventually begin to pay a coupon rate prior to maturity, which rate may increase at stated intervals during the life of the security. Payment-in-kind securities (PIKs) pay dividends or interest in the form of additional securities of the issuer, rather than in cash. Each of these instruments is typically issued and traded at a deep discount from its face amount. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. To the extent those instruments do not amortize principal, at maturity, repayment may also be dependent on the ability of the borrower to refinance the face amount of the debt. The market prices of zero-coupon bonds, step-ups and PIKs generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality. In order to maintain its eligibility for treatment as a “regulated investment company” under the Code and to avoid an entity-level tax, a Fund must distribute each year all of its net investment income, including the original issue discount accrued on zero-coupon bonds, step-ups and PIKs. Because a Fund will not, on a current basis, receive cash payments from the issuer of these securities in respect of any accrued original issue discount, in some years the Fund may have to distribute cash obtained from selling other portfolio holdings of the Fund. In some circumstances, such sales might be necessary in order to satisfy cash distribution requirements even though investment considerations might otherwise make it undesirable for a Fund to sell securities at such time. Under certain market conditions, investments in zero-coupon bonds, step-ups and PIKs may be illiquid, making it difficult for the Fund to dispose of them or determine their current value.

Derivative Instruments

In pursuing their investment objectives, Global Floating Rate Fund may, and Global Credit Income Opportunities Fund may to a significant extent, use derivatives for hedging purposes or for speculative purposes—as substitutes for investments in securities in which the Funds can invest—as part of a Fund’s investment strategies to increase return for the Fund. Each Fund may purchase and sell (write) both put options and call options on securities, swap agreements, and securities indexes, and enter into interest rate, index, or other futures contracts and purchase and sell options on such futures contracts (“futures options”) for hedging or risk management purposes or as part of its overall investment strategy in an attempt to increase return. Each Fund also may enter into swap agreements with respect to interest rates, currencies, securities indexes and other assets and measures of risk or return. If other types of financial instruments, including other types of swaps, options, futures contracts or futures options are traded in the future, a Fund may also use those instruments, provided that the Board determines that their use is consistent with the Fund’s investment objectives. Each Fund may invest in derivatives without limit for hedging or investment-related purposes.

The value of some derivative instruments in which a Fund may invest may be particularly sensitive to changes in prevailing interest rates, and, like the other investments of the Fund, the ability of the Fund to successfully utilize these instruments may depend in part upon the ability of the Manager or the Sub-Adviser to forecast interest rates and other economic factors correctly. If the Manager or the Sub-Adviser incorrectly forecasts such factors and has taken positions in derivative instruments contrary to prevailing market trends, a Fund could be exposed to the risk of loss.

A Fund might not employ any of the strategies described below, and no assurance can be given that any strategy used will succeed. If the Manager or the Sub-Adviser incorrectly forecasts interest rates, market values or other economic factors in utilizing a derivatives strategy for a Fund, the Fund might have been in a better position if it had not entered into the transaction at all. Also, suitable derivative transactions may not be available in all circumstances. The use of these strategies involves certain special risks, including a possible imperfect correlation, or even no correlation, between price movements of derivative instruments and price movements of related investments. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in related investments or otherwise, due to the possible inability of a Fund to purchase or sell a portfolio security at a time that otherwise would be favorable or the possible need to sell a portfolio security at a disadvantageous time because the Fund is required to maintain asset coverage or offsetting positions in connection with transactions in derivative instruments, and the possible inability of the Fund to close out or to liquidate its derivatives positions. Income earned by a Fund from many derivative strategies will be treated as capital gain and, if not offset by net realized capital loss, will be distributed to shareholders in taxable distributions.

Options on Securities, Swap Agreements and Indexes. Each Fund may purchase and sell both put and call options on securities, swap agreements or indexes in standardized contracts traded on domestic or other securities exchanges, boards of trade, or similar entities, or quoted on NASDAQ or on an over-the-counter market, and agreements, sometimes called cash puts, which may accompany the purchase of a new issue of debt obligations from a dealer. An option on a security (or an index) is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option (or the cash value of the index) at a specified exercise price at any time during the term of the option. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security. Upon exercise, the writer of an option on an index is obligated to pay the difference between the cash value of the index and the exercise price multiplied by the specified multiplier for the index option. (An index is designed to reflect features of a particular securities market, a specific group of financial instruments or securities, or certain economic indicators.)

In the case of a call option on a debt obligation or other security, the option is “covered” if a Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in such amount are segregated) upon conversion or exchange of other securities held by the Fund. For a call option on an index, the option is covered if a Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, in an amount equal to the contract value of the index. A call option is also covered if a Fund holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board. A put option on a security or an index is “covered” if a Fund segregates assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board equal to the exercise price. A put option is also covered if a Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board.

If an option written by a Fund expires unexercised, the Fund realizes on the expiration date a capital gain equal to the premium the Fund received at the time the option was written. If an option purchased by a Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, underlying security or index, exercise price, and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when a Fund desires.

Each Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option which is sold. Prior to exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series. A Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, a Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, a Fund will realize a capital gain or, if it is less, a Fund will realize a capital loss. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security or index in relation to the exercise price of the option, the volatility of the underlying security or index, and the time remaining until the expiration date.

The premium paid for a put or call option purchased by a Fund is an asset of the Fund. The premium received for an option written by a Fund is recorded as a deferred credit. The value of an option purchased or written is marked to market daily and is valued at the closing price on the exchange on which it is traded or, if not traded on an exchange or no closing price is available, at the mean between the last bid and asked prices.

Each Fund may write covered straddles consisting of a combination of a call and a put written on the same underlying security. A straddle will be covered when sufficient assets are deposited to meet a Fund’s immediate obligations. A Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such cases, a Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is “in the money.”

Risks Associated with Options on Securities and Indexes. There are several risks associated with transactions in options on securities and on indexes. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying security above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. If a put or call option purchased by a Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security.

There can be no assurance that a liquid market will exist when a Fund seeks to close out an option position. If a Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless. If a Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise. As the writer of a covered call option, a Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the exercise price of the call.

If trading were suspended in an option purchased by a Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, a Fund might be unable to exercise an option it has purchased. Except to the extent that a call option on an index written by a Fund is covered by an option on the same index purchased by the Fund, movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of the Fund’s securities during the period the option was outstanding.

Foreign Currency Options. Each Fund may buy or sell put and call options on foreign currencies for investment purposes or as a hedge against changes in the value of the U.S. dollar (or another currency) in relation to a foreign currency in which the Fund’s securities may be denominated. Each Fund may buy or sell put and call options on foreign currencies either on exchanges or in the over-the-counter market. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of a Fund to reduce foreign currency risk using such options.

Futures Contracts and Options on Futures Contracts. Each Fund may invest in interest rate futures contracts and options thereon (“futures options”). Each Fund may also purchase and sell futures contracts on debt obligations (to the extent they are available) and U.S. Government and agency securities, as well as purchase put and call options on such futures contracts.

A futures contract provides for the future sale by one party and purchase by another party of a specified quantity of the security or other financial instrument at a specified price and time. A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. Although the value of an index might be a function of the value of certain specified securities, physical delivery of these securities is not always made. A public market exists in futures contracts covering a number of indexes as well as financial instruments, including, without limitation: U.S. Treasury bonds; U.S. Treasury notes; GNMA Certificates; three-month U.S. Treasury bills; 90-day commercial paper; bank certificates of deposit; Eurodollar certificates of deposit; the Australian dollar; the Canadian dollar; the British pound; the Japanese yen; the Swiss franc; the Mexican peso; and certain multinational currencies, such as the euro. It is expected that other futures contracts will be developed and traded in the future.

Each Fund may purchase and write call and put futures options. Futures options possess many of the same characteristics as options on securities and indexes (discussed above). A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.

Each Fund may close open positions on the futures exchanges on which index futures are traded at any time up to and including the expiration day. All positions which remain open at the close of the last business day of the contract’s life are required to settle on the next business day (based upon the value of the relevant index on the expiration day), with settlement made with the appropriate clearing house. Because the specific procedures for trading foreign stock index futures on futures exchanges are still under development, additional or different margin requirements as well as settlement procedures may be applicable to foreign stock Index Futures at the time a Fund purchases such instruments. Positions in Index Futures may be closed out by a Fund only on the futures exchanges upon which the Index Futures are then traded.

The following example illustrates generally the manner in which index futures operate. The S&P 100 Index is composed of 100 selected common stocks, most of which are listed on the New York Stock Exchange. The S&P 100 Index assigns relative weightings to the common stocks included in the Index, and the Index fluctuates with changes in the market values of those common stocks. In the case of the S&P 100 Index, contracts are to buy or sell 100 units. Thus, if the value of the S&P 100 Index were $180, one contract would be worth $18,000 (100 units x $180). The Index Future specifies that no delivery of the actual stocks making up the Index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the Index at the expiration of the contract. For example, if a Fund enters into a futures contract to buy 100 units of the S&P 100 Index at a specified future date at a contract price of $180 and the S&P 100 Index is at $184 on that future date, the Fund will gain $400 (100 units x gain of $4). If a Fund enters into a futures contract to sell 100 units of the Index at a specified future date at a contract price of $180 and the S&P 100 Index is at $182 on that future date, the Fund will lose $200 (100 units x loss of $2).

Each Fund may enter into futures contracts and futures options that are standardized and traded on a U.S. or other exchange, board of trade, or similar entity, or quoted on an automated quotation system, and each Fund may also enter into over-the-counter options on futures contracts.

When a purchase or sale of a futures contract is made by a Fund, the Fund is required to deposit with its clearing broker a specified amount of assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board (“initial margin”). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract that is returned to a Fund upon termination of the contract, assuming all contractual obligations have been satisfied. Each Fund expects to earn taxable interest income on its initial margin deposits. A futures contract held by a Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day a Fund pays or receives cash, called “variation margin,” equal to the daily change in value of the futures contract. This process is known as “marking to market.” Variation margin does not represent a borrowing or loan by a Fund but is instead a settlement between a Fund and the broker of the amount one would owe the other if the futures contract expired. In computing daily net asset value, the Fund will mark to market its open futures positions.

Each Fund is also required to deposit and maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option, and other futures positions held by the Fund.

Although some futures contracts call for making or taking delivery of the underlying securities, generally these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (involving the same exchange, underlying security or index, and delivery month). If an offsetting purchase price is less than the original sale price, a Fund realizes a capital gain, or if it is more, a Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, a Fund realizes a capital gain, or if it is less, a Fund realizes a capital loss. The transaction costs must also be included in these calculations.

Straddles of Futures. Each Fund may write straddles consisting of a call and a put written on the same underlying futures contract. A straddle will be covered when sufficient liquid assets are segregated to meet a Fund’s immediate obligations. Each Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In these cases, a Fund will also segregate liquid assets equivalent to the amount, if any, by which the put is “in the money.” Because straddles involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Combined Positions. Each Fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, a Fund could construct a combined position whose risk and return characteristics are similar to selling a futures contract by purchasing a put option and writing a call option on the same underlying instrument. Alternatively, a Fund could write a call option at one strike price and buy a call option at a lower price to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Each Fund is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) under the Commodity Exchange Act (“CEA”) pursuant to Rule 4.5 under the CEA (the “exclusion”) promulgated by the Commodity Futures Trading Commission (“CFTC”). Accordingly, neither the Funds nor the Manager is subject to registration or regulation as a CPO under the CEA. To remain eligible for the exclusion under Rule 4.5 as it has recently been amended by the CFTC, each Fund will be limited in its ability to use futures and options on futures and engage in certain swaps transactions. In the event that a Fund’s investments in certain derivative instruments regulated under the CEA (“commodity interests”), including futures, swaps and options on futures, exceed a certain threshold, the Manager may be required to register as a CPO and/or “commodity trading advisor” (“CTA”) with the CFTC with respect to a Fund. A Fund’s eligibility to claim the exclusion will be based upon the level and scope of its investment in commodity interests, the purposes of such investments and the manner in which a Fund holds out its use of commodity interests. For example, Rule 4.5 requires a fund with respect to which the operator is claiming the exclusion to, among other things, satisfy one of the two following trading thresholds: (i) the aggregate initial margin and premiums required to establish positions in commodity interests cannot generally exceed 5% of the liquidation value of a fund’s portfolio, after taking into account unrealized profits and unrealized losses; or (ii) the aggregate net notional value of commodity interests not used solely for “bona fide hedging purposes,” determined at the time the most recent position was established, cannot generally exceed 100% of the liquidation value of a fund’s portfolio, after taking into account unrealized profits and unrealized losses on any such positions it has entered into. Each Fund currently intends to operate in a manner that would permit the Manager to continue to claim the exclusion under Rule 4.5 (the “4.5 limits”), which may adversely affect the Manager’s ability to manage each Fund under certain market conditions and may adversely affect a Fund’s total return. There can be no assurance that a Fund’s activities will remain within the 4.5 limits at any time. In the event the Manager becomes unable to rely on the exclusion in Rule 4.5 and is required to register with the CFTC as a CPO, a Fund’s expenses may increase. The CFTC’s recent amendments to the CEA, including Rule 4.5, have been challenged in court, and the outcome of this challenge is currently unknown. The effect of the rule changes on the operations of the Funds and the Manager is not fully known at this time. (If the appellants in this litigation are successful, certain trading restrictions may be vacated.)

In the event the Manager becomes unable to rely on the exemption and is required to register with the CFTC as a CPO with respect to a Fund, the Fund’s expenses may increase, adversely affecting the Fund’s return.

On January 17, 2013, Babson Capital registered as a CTA under the CEA as a result of its role as an advisor to funds outside the Trust. Therefore, the Manager (but not the Funds) is now subject to certain regulatory requirements of the CEA. The ultimate impact of CTA registration on the Trust and the Funds is uncertain. In addition, the CFTC, in conjunction with other federal regulators, recently proposed stricter margin requirements for certain swap transactions. If adopted, the proposed requirements could increase the amount of margin necessary to conduct many swap transactions, limit the types of assets that can be used as collateral for such transactions, and impose other restrictions. The rule proposal may affect the ability of the Funds to use swap agreements (as well as futures contracts and options on futures contracts or commodities) and may substantially increase regulatory compliance costs for the Manager and the Funds. As of the date of this SAI, the ultimate impact of the rule proposal on the Funds is uncertain.

Congress, various exchanges and regulatory and self-regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the actions that have been taken or are proposed to be taken are new limits and reporting requirements for speculative positions, particularly in the energy markets, new or more stringent daily price fluctuation limits for futures and options transactions, and increased margin requirements for various types of futures transactions. Additional measures are under active consideration and as a result there may be further actions that adversely affect the regulation of the instruments in which each Fund invests.

Limitations on Use of Futures and Futures Options. When purchasing a futures contract, each Fund will maintain with its custodian (and mark to market on a daily basis) assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, that, when added to the amounts deposited with a futures commission merchant as margin, are equal to the market value of the futures contract. Alternatively, a Fund may “cover” its position by purchasing a put option on the same futures contract with a strike price as high as or higher than the price of the contract held by the Fund.

When selling a futures contract, a Fund will segregate (and mark to market on a daily basis) assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, that are equal to the market value of the instruments underlying the contract. Alternatively, a Fund may “cover” its position by owning the instruments underlying the contract (or, in the case of an index futures contract, a portfolio with a volatility substantially similar to that of the index on which the futures contract is based), or by holding a call option permitting the Fund to purchase the same futures contract at a price no higher than the price of the contract written by the Fund (or at a higher price if the Fund segregates the difference in liquid assets).

When selling a call option on a futures contract, a Fund will segregate (and mark to market on a daily basis) assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, that, when added to the amounts deposited with a futures commission merchant as margin, equal the total market value of the futures contract underlying the call option. Alternatively, a Fund may cover its position by entering into a long position in the same futures contract at a price no higher than the strike price of the call option, by owning the instruments underlying the futures contract, or by holding a separate call option permitting the Fund to purchase the same futures contract at a price not higher than the strike price of the call option sold by the Fund.

When selling a put option on a futures contract, a Fund will segregate (and mark to market on a daily basis) assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board, that equal the purchase price of the futures contract, less any margin on deposit. Alternatively, a Fund may cover the position either by entering into a short position in the same futures contract, or by owning a separate put option permitting it to sell the same futures contract so long as the strike price of the purchased put option is the same as or higher than the strike price of the put option sold by the Fund.

To the extent that securities with maturities greater than one year are used to segregate assets to cover a Fund’s obligations under futures contracts and related options, such use will not eliminate the leverage risk arising from such use, which may tend to exaggerate the effect on net asset value of any increase or decrease in the market value of the Fund’s portfolio, and may require liquidation of portfolio positions when it is not advantageous to do so. The requirements for qualification as a regulated investment company also may limit the extent to which a Fund may enter into futures, futures options or forward contracts. See “Tax Matters.”

Risks Associated with Futures and Futures Options. There are several risks associated with the use of futures contracts and futures options as hedging techniques. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in a Fund securities being hedged. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objectives. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures and futures options on securities, including technical influences in futures trading and futures options, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.

Futures contracts on U.S. Government securities historically have reacted to an increase or decrease in interest rates in a manner similar to that in which the underlying U.S. Government securities reacted. To the extent, however, that a Fund enters into such futures contracts, the value of such futures will not vary in direct proportion to the value of the Fund’s holdings of debt obligations. Thus, the anticipated spread between the price of the futures contract and the hedged security may be distorted due to differences in the nature of the markets. The spread also may be distorted by differences in initial and variation margin requirements, the liquidity of such markets and the participation of speculators in such markets.

Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.

There can be no assurance that a liquid market will exist at a time when a Fund seeks to close out a futures contract or a futures option position, and the Fund would remain obligated to meet margin requirements until the position is closed. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Forward Foreign Currency Exchange Contracts. A forward foreign currency contract involves an obligation to purchase or sell a specific amount of currency at a future date or date range at a specific price. In the case of a cancelable forward contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. Forward foreign currency exchange contracts differ from foreign currency futures contracts in certain respects. These contracts may be bought or sold to protect a Fund against a possible loss resulting from an adverse change in the relationship between foreign currencies and the U.S. dollar or to increase exposure to a particular foreign currency. Although forwards are intended to minimize the risk of loss due to a decline in the value of the hedged currencies, at the same time, they tend to limit any potential gain which might result should the value of such currencies increase.

By entering into a forward foreign currency exchange contract, a Fund “locks in” the exchange rate between the currency it will deliver and the currency it will receive for the duration of the contract. As a result, a Fund reduces its exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency it will exchange into. Contracts to sell foreign currencies would limit any potential gain which might be realized by a Fund if the value of the hedged currency increases. A Fund may enter into these contracts for the purpose of hedging against foreign exchange risks arising from the Fund’s investment or anticipated investment in securities denominated in foreign currencies. Suitable hedging transactions may not be available in all circumstances. Also, such hedging transactions may not be successful.

Each Fund may also enter into forward foreign currency exchange contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. To the extent that it does so, a Fund will be subject to the additional risk that the relative value of currencies will be different than anticipated by the Fund. Each Fund may additionally enter into forward contracts to protect against anticipated changes in future foreign currency exchange rates. Each Fund may use one currency (or a basket of currencies) to hedge against adverse changes in the value of another currency (or a basket of currencies) when exchange rates between the two currencies are positively correlated. Each Fund may also use related options on currencies for the same reasons for which forward foreign currency exchange contracts are used.

Unlike futures contracts, forward contracts:

(i)	do not have standard maturity dates or amounts (i.e., the parties to the contract may fix the maturity date and the amount);

(ii)	are traded in the inter-bank markets conducted directly between currency traders (usually large commercial banks) and their customers, as opposed to futures contracts, which are traded only on exchanges regulated by the CFTC;

(iii)	do not require an initial margin deposit; and

(iv)	may be closed by entering into a closing transaction with the currency trader who is a party to the original forward contract, as opposed to a commodities exchange.

Certain Consequences of Hedging. It is important to note that hedging costs are treated as capital transactions and are not, therefore, deducted from a Fund’s dividend distribution and are not reflected in its yield. Under applicable tax law, a Fund’s hedging activities may result in the application of the mark-to-market and straddle provisions of the Code. Those provisions could result in an increase (or decrease) in the amount of taxable dividends paid by a Fund and could affect whether dividends paid by a Fund are classified as capital gains or ordinary income. See “Tax Matters.”

Additional Risks of Options on Securities, Futures Contracts, Options on Futures Contracts and Forward Currency Exchange Contracts and Options thereon. Options on securities, futures contracts, options on futures contracts, and options on currencies may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. Some foreign exchanges may be principal markets so that no common clearing facility exists and a trader may look only to the broker for performance of the contract. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in a Fund’s ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) lesser trading volume. In addition, unless a Fund hedges against fluctuations in the exchange rate between the U.S. dollar and the currencies in which trading is done on foreign exchanges, any profits that the Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or the Fund could incur losses as a result of those changes. A Fund’s use of such instruments may cause the Fund to realize higher amounts of short-term capital gains (generally taxed to shareholders at ordinary income tax rates) than if the Fund had not used such instruments.

Swap Agreements. Each Fund may enter into swap agreements with respect to interest rates, currencies, indexes of securities and other assets or measures of risk or return. Each Fund may also enter into options on swap agreements (“swaptions”). These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost to a Fund than if the Fund had invested directly in an instrument that yielded that desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified rate, or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. Each Fund may use interest rate caps, floors and collars in connection with its leveraging strategies. See “—Certain Interest Rate Transactions” below and “Description of Principal Investments—Certain Interest Rate Transactions” in the Prospectuses. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. Each Fund may write (sell) and purchase put and call swaptions.

Most swap agreements entered into by a Fund would calculate the obligations of the parties to the agreement on a “net basis.” Consequently, a Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund). Each Fund may use swap agreements to add leverage to the portfolio. Each Fund, except with regard to credit default swaps, as described below, will cover any accrued but unpaid net amounts owed to a swap counterparty through the segregation of assets determined to be liquid by the Manager or the Sub-Adviser in accordance with procedures established by the Board. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of a Fund’s investment restrictions concerning senior securities and borrowings.

Whether a Fund’s use of swap agreements or swaptions will be successful in furthering its investment objectives will depend on the Manager’s or the Sub-Adviser’s ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Moreover, a Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The swaps market is a relatively new market and is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect a Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Depending on the terms of the particular option agreement, a Fund will generally incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When a Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when a Fund writes a swaption, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.

Certain Interest Rate Transactions. As described above, each Fund may enter into interest rate swaps and caps. Interest rate swaps involve a Fund’s agreement with the swap counterparty to pay a fixed rate payment in exchange for the counterparty paying the Fund a variable rate payment that may be structured so as to approximate the Fund’s variable rate payment obligation on any variable rate borrowing. The payment obligation would be based on the notional amount of the swap. A Fund may use an interest rate cap, which would require the Fund to pay a premium to the cap counterparty and would entitle the Fund, to the extent that a specified variable rate index exceeds a predetermined fixed rate, to receive from the counterparty payment of the difference based on the notional amount. Each Fund may use interest rate swaps or caps with the intent to reduce or eliminate the risk that an increase in short-term interest rates could have on the performance of the shares as a result of the Fund’s investments and capital structure, and may also use these instruments for other hedging purposes.

Credit Default Swaps

Each Fund may enter into credit default swap contracts to obtain exposure to particular issuers. For hedging purposes, a Fund would be the buyer of a credit default swap contract. In that case, a Fund would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract in the event of a default by a third party, such as a U.S. or foreign issuer, on the debt obligation. In return, a Fund would pay to the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. Purchasing credit default swaps would involve the risk that the investment may expire worthless and would generate income only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial instability). It would also involve credit risk – that the seller may fail to satisfy its payment obligations to a Fund in the event of a default.

Total Return Swaps

Each Fund may enter into total return swaps to add leverage to its portfolio and to transfer risk. Total return swaps are contracts in which one party agrees to make payments of the total return from the underlying assets, which may include securities, baskets of securities, or securities indices during the specified period, in return for payments equal to a fixed or floating rate of interest or the total return from other underlying assets.

Structured Products and Other Hybrid Instruments

Each Fund may invest in “structured” notes, which are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate, such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets, such as indexes reflecting bonds. Depending on the terms of the note, a Fund may forgo all or part of the interest and principal that would be payable on a comparable conventional note. The rate of return on structured products may be determined by applying a multiplier to the performance or differential performance of the referenced indexes or other assets. Application of a multiplier involves leverage which will serve to magnify the potential for gain and the risk of loss. Each Fund may use structured products to add leverage to the portfolio and for investment as well as risk management purposes, such as to reduce the interest rate sensitivity of the Fund’s portfolio (and thereby decrease the Fund’s exposure to interest rate risk). Like other sophisticated strategies, a Fund’s use of structured products may not work as intended; for example, by reducing the duration of a Fund’s portfolio, structured products may limit the Fund’s return when having a longer duration would be beneficial (for instance, when interest rates decline).

Each Fund may invest in other types of “hybrid” instruments which combine the characteristics of securities, futures, and options. For example, the principal amount or interest rate of a hybrid could be tied (positively or negatively) to the price of some commodity, currency or securities index or another interest rate (each a “benchmark”). The interest rate or (unlike most debt obligations) the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark. Hybrids can be used as an efficient means of pursuing a variety of investment goals, including duration management and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down) more steeply and rapidly than the benchmark. These benchmarks may be sensitive to economic and political events that cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest. The purchase of hybrids also exposes a Fund to the credit risk of the issuer of the hybrids. These risks may cause significant fluctuations in the net asset value of a Fund.

Certain issuers of structured products such as hybrid instruments may be deemed to be investment companies as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). As a result, a Fund’s investments in these products may be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the 1940 Act.

Bank Obligations

Bank obligations in which a Fund may invest consist of certificates of deposit, bankers’ acceptances, and fixed time deposits. Certificates of deposit are negotiable certificates that are issued against funds deposited in a commercial bank for a definite period of time and that earn a specified return. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are generally no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. Each Fund may also hold funds on deposit with its custodian bank in an interest-bearing account for temporary purposes.

Subject to each Fund’s limitation on concentration of 25% or more of its total assets in the securities of issuers in a particular industry or group of industries, a Fund may invest without limit in obligations of foreign banks denominated in U.S. or foreign currencies (of both developed and “emerging market” countries). Obligations of foreign banks involve certain risks associated with investing in foreign securities described under “—Foreign (Non-U.S.) Securities” above, including the possibilities that their liquidity could be impaired because of future political and economic developments, that their obligations may be less marketable than comparable obligations of U.S. banks, that a foreign jurisdiction might impose withholding taxes on interest income payable on those obligations, that foreign deposits may be seized or nationalized, that foreign governmental restrictions such as exchange controls may be adopted which might adversely affect the payment of principal and interest on those obligations and that the selection of those obligations may be more difficult because there may be less publicly available information concerning foreign banks or the accounting, auditing and financial reporting standards, practices and requirements applicable to foreign banks may differ from those applicable to U.S. banks. Foreign banks are not generally subject to examination by any U.S. Government agency or instrumentality.

Commercial Paper

Each Fund may invest in commercial paper. Commercial paper represents short-term unsecured promissory notes issued by corporations such as banks or bank holding companies and finance companies. Each Fund may invest in commercial paper of any credit quality consistent with the Fund’s investment objectives and policies, including unrated commercial paper for which the Manager or the Sub-Adviser has made a credit quality assessment. See Appendix A to this SAI for a description of the ratings assigned by Moody’s, S&P and Fitch to commercial paper. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

Repurchase Agreements

For the purposes of maintaining liquidity and achieving income, each Fund may enter into repurchase agreements. A repurchase agreement is a contract under which a Fund would acquire a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund’s cost plus interest). In the case of repurchase agreements with broker-dealers, the value of the underlying securities (or collateral) will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. A Fund bears a risk of loss in the event that the other party to a repurchase agreement defaults on its obligations and the Fund is delayed or prevented from exercising its rights to dispose of the collateral securities. This risk includes the risk of procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. Babson Capital will monitor the creditworthiness of the counter parties.

Common Stocks

Each Fund may invest in equity securities incident to the purchase or ownership of a loan or debt instrument only to protect its existing investment in debt securities. Each Fund may hold or have exposure to common stocks of issuers of any size (in terms of market capitalization or otherwise) and in any industry or sector. Because a Fund may have exposure to common stocks, historical trends would indicate that the Fund’s portfolio and investment returns will be subject at times, and over time, to higher levels of volatility and market and issuer-specific risk than if it invested exclusively in debt securities.

Warrants and Rights

Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants usually are issued together with a bond or preferred stock and entitle a holder to purchase a specified amount of common stock at a specified price typically for a period of years. Rights usually have a specified purchase price that is lower than the current market price and entitle a holder to purchase a specified amount of common stock typically for a period of only weeks. Warrants may be used to enhance the marketability of a bond or preferred stock. Warrants and rights may be subject to the risk that the securities could lose value. There also is the risk that the potential exercise price may exceed the market price of the warrants or rights, such as when there is no movement in the market price or the market price of such securities declines.

Other Investment Companies

Each Fund may invest in securities of other open- or closed-end investment companies, including ETFs, to the extent that such investments are consistent with the Fund’s investment objective and policies. Each Fund may invest in other investment companies either during periods when it has large amounts of uninvested cash, during periods when there is a shortage of attractive equity securities available in the market, or when the Manager or the Sub-Adviser believes share prices of other investment companies offer attractive values. Each Fund may invest in investment companies that are advised by the Manager or the Sub-Adviser or their affiliates. As a stockholder in an investment company, a Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Shareholders therefore would be subject to duplicative expenses to the extent a Fund invests in other investment companies. The Manager or the Sub-Adviser will take expenses into account when evaluating the investment merits of an investment in an investment company relative to available investments in loans, high-yield bonds and other securities. In addition, the securities of other investment companies may be leveraged and may therefore be subject to the same leverage risks described herein. As described in the section entitled “Borrowing and Leverage” below, the net asset value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.

Securities Lending

Subject to each Fund’s “Investment Restrictions” listed below, each Fund may make secured loans of its portfolio securities to brokers, dealers and other financial institutions amounting to no more than one-third of its total assets. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers that are believed by the Manager or the Sub-Adviser to be of relatively high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. Government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to a Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. Each Fund may invest cash collateral received or receive a fee from the borrower. In the case of cash collateral, a Fund typically pays a rebate to the lender. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, a Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. A Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, a Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of either interest, through investment of cash collateral by the Fund in permissible investments, or a fee, if the collateral is U.S. Government securities.

Non-Diversification

Each Fund is a “non-diversified” investment company, which means that it may invest a greater percentage of its assets in the securities of fewer issuers than may investment companies that are “diversified.” See “Description of Principal Risks—Non-Diversification Risk” in the Funds’ Prospectuses. To avoid concentrating its investments in a particular industry or group of industries, a Fund will not invest 25% or more of its total assets in any single industry or group of industries.

Convertible Securities and Synthetic Convertible Securities

Each Fund may invest in convertible securities, which are bonds, debentures, notes or other securities that entitle the holder to acquire common stock or other equity securities of the same or a different issuer. Convertible securities have general characteristics similar to both debt and equity securities.

A convertible security generally entitles the holder to receive interest paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to non-convertible debt obligations. Convertible securities rank senior to common stock in a corporation’s capital structure and, therefore, generally entail less risk than the corporation’s common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a debt obligation.

Because of the conversion feature, the price of the convertible security will normally fluctuate in some proportion to changes in the price of the underlying asset, and will therefore be subject to risks relating to the activities of the issuer and/or general market and economic conditions. The income component of convertible securities may tend to cushion the securities against declines in the price of the underlying asset. However, the income component of convertible securities will typically cause fluctuations based upon changes in interest rates and the credit quality of the issuer. In addition, convertible securities are often lower-rated securities. See “—High Yield Securities” above. A convertible security may be subject to redemption at the option of the issuer at a predetermined price. If a convertible security held by a Fund is called for redemption, the Fund would be required to permit the issuer to redeem the security and convert it to underlying common stock, or would sell the convertible security to a third party, which may have an adverse effect on the Fund’s ability to achieve its investment objectives.

Each Fund may invest in so-called “synthetic convertible securities,” which are composed of two or more different securities whose investment characteristics, taken together, resemble those of convertible securities. For example, a Fund may purchase a non-convertible debt security and a warrant or option. The synthetic convertible security differs from the true convertible security in several respects. Unlike a true convertible security, which is a single security having a unitary market value, a synthetic convertible security comprises two or more separate securities, each with its own market value. Therefore, the “market value” of a synthetic convertible security is the sum of the values of its debt component and its convertible component. For this reason, the values of a synthetic convertible security and a true convertible security may respond differently to market fluctuations.

Corporate Bonds

Each Fund may invest in a wide variety of bonds and related debt obligations of varying maturities issued by U.S. and foreign corporations and business entities. Each Fund may invest in bonds that are fixed or variable rate debt obligations, consisting of bills, notes, debentures and money market instruments. Bonds generally are used by corporations and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are perpetual in nature in that they have no maturity date; to the extent that these perpetual bonds have fixed interest rates, they may have heightened sensitivity to changes in interest rates.

Each Fund’s investments in corporate bonds are subject to a number of risks described in the Prospectuses and elaborated upon elsewhere in this section of the SAI, including interest rate risk, credit risk, high yield risk, issuer risk, foreign (non-U.S.) investment risk, inflation risk, liquidity risk, smaller company risk and management risk.

Investments in Equity Securities

Each Fund may hold or have exposure to equity securities of issuers of any size (in terms of market capitalization or otherwise) and in any industry or sector. Because a Fund may have exposure to equity securities, historical trends would indicate that the Fund’s portfolio and investment returns will be subject at times, and over time, to higher levels of volatility and market and issuer-specific risk than if it invested exclusively in debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular equity security held by a Fund. Also, the price of an equity security, particularly a common stock, is sensitive to general movements in the stock market. A decline in the stock market may depress the price of equity securities held by a Fund. The value of a company’s preferred stock may fall as a result of factors relating directly to that company’s products or services. A preferred stock’s value may also fall because of factors affecting not just the company, but companies in the same industry or in a number of different industries, such as increases in production costs. The value of preferred stocks may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates.

U.S. Government Securities

U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities. The U.S. Government does not guarantee the net asset value of a Fund’s shares. Some U.S. Government securities, such as Treasury bills, notes and bonds, and securities guaranteed by the GNMA, are supported by the full faith and credit of the United States; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the FNMA, are supported by the discretionary authority of the U.S. Government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. U.S. Government securities include securities that have no coupons, or have been stripped of their unmatured interest coupons, individual interest coupons from such securities that trade separately, and evidences of receipt of such securities. Such securities may pay no cash income, and are purchased at a deep discount from their value at maturity. See “—Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities” above. Custodial receipts issued in connection with so-called trademark zero-coupon securities, such as CATs and TIGRs, are not issued by the U.S. Treasury, and are therefore not U.S. Government securities, although the underlying bond represented by such receipt is a debt obligation of the U.S. Treasury. Other zero-coupon Treasury securities (e.g., STRIPs and CUBEs) are direct obligations of the U.S. Government.

PORTFOLIO TURNOVER

A change in the securities held by a Fund is known as “portfolio turnover.” Babson Capital manages each Fund without regard generally to restrictions on portfolio turnover. The use of certain derivative instruments with relatively short maturities may tend to exaggerate the portfolio turnover rate for each Fund. Trading in debt obligations does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. The use of futures contracts may involve the payment of commissions to futures commission merchants. High portfolio turnover (e.g., greater than 100%) involves correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. The higher the rate of portfolio turnover of a Fund, the higher these transaction costs borne by the Fund generally will be. Transactions in a Fund’s portfolio securities may result in realization of taxable capital gains (including short-term capital gains which are generally taxed to shareholders when distributed to them at ordinary income tax rates). The trading costs and tax effects associated with portfolio turnover may adversely affect a Fund’s performance.

The portfolio turnover rate of a Fund is calculated by dividing (a) the lesser of purchases or sales of portfolio securities for the particular fiscal year by (b) the monthly average of the value of the portfolio securities owned by the Fund during the particular fiscal year. In calculating the rate of portfolio turnover, there is excluded from both (a) and (b) all securities, including options, whose maturities or expiration dates at the time of acquisition were one year or less.

INVESTMENT RESTRICTIONS

The investment restrictions below have been adopted by the Board. Fundamental policies of a Fund may be changed only with the approval of a “vote of a majority of the outstanding voting securities” of the Fund. A “vote of a majority of the outstanding voting securities” of a Fund means the lesser of (i) 67% or more of the shares at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy or (ii) more than 50% of the outstanding shares. The Funds will continuously monitor their borrowings and illiquid securities holdings. Except for the limitation on investment in illiquid securities and borrowings, the percentage limitations contained in the policies below or elsewhere in the Funds’ Prospectuses or this SAI apply at the time of purchase of the securities, and will not be considered violated unless an excess or deficiency, as applicable, exists immediately after and as a result of, a purchase of securities. If the value of the Fund’s holdings of illiquid securities at any time exceeds 15% of its net assets, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity including the orderly sale of illiquid securities.

Fundamental Investment Restrictions

Except as described below, each Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding shares voting together as a single class:

(1) Concentrate its investments in a particular industry or group of industries. A Fund would be deemed to “concentrate” in a particular industry or group of industries if it invested 25% or more of its total assets in that industry or group of industries. A Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of utilities).

(2) Purchase or sell real estate, although it may purchase securities secured by real estate or interests therein, or securities issued by companies which invest in real estate, or interests therein.

(3) Purchase physical commodities, except that a Fund may purchase and sell commodity contracts or any type of commodity-related derivative instrument (including, without limitation, all types of commodity-related swaps, futures contracts, forward contracts, and options contracts).

Note: The Fund may purchase, sell, or enter into derivatives and derivatives transactions of any kind consistent with its investment policies described in the Prospectuses or elsewhere in this SAI from time to time, including, without limitation, swaps, options, futures contracts, options on futures contracts, and forward contracts.

(4) Issue senior securities or borrow money, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(5) Make loans, except to the extent permitted under the 1940 Act and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(6) Act as an underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws.

Non-Fundamental Investment Restrictions

Each Fund is also subject to the following non-fundamental investment restrictions and policies that may be changed by the Board without shareholder approval.

(1) Each Fund may not acquire any illiquid securities if, as a result thereof, more than 15% of the market value of the Fund’s net assets would be in investments that are illiquid; and

(2) Each Fund may pledge, mortgage, hypothecate, or otherwise encumber any of its assets to secure borrowings permitted by fundamental investment restriction (4); provided that such amount shall not exceed one-third of its total assets.

Notes to Fundamental and Non-Fundamental Investment Restrictions

The following commentary is intended to help investors better understand the meaning of each Fund’s fundamental and non-fundamental policies by briefly describing limitations, if any, imposed by the 1940 Act. References to the 1940 Act below encompass rules, regulations and orders issued by the SEC and, to the extent deemed appropriate by a Fund, interpretations and guidance provided by the SEC staff. These descriptions are intended as brief summaries of such limitations as of the date of this SAI; they are not comprehensive and they are qualified in all cases by reference to the 1940 Act (including any rules, regulations or orders issued by the SEC and any relevant interpretations and guidance provided by the SEC staff). These descriptions are subject to change based on evolving guidance by the appropriate regulatory authority and are not part of a Fund’s fundamental and non-fundamental policies.

For purposes of fundamental investment restriction (1), Babson Capital Management determines industry categories and assigns issuers to them based on a variety of considerations, including relevant third-party categorization systems. Industry categories and issuer assignments may change over time as industry sectors and issuers evolve. Portfolio allocations shown in shareholder reports and other communications may use broader investment sectors or narrower sub-industry categories.

For purposes of fundamental investment restriction (4) and non-fundamental investment restriction (2), the 1940 Act currently permits an open-end investment company to borrow money from a bank so long as immediately after any such borrowing the ratio that the value of the total assets of the investment company (including the amount of such borrowing), less the amount of all liabilities and indebtedness (other than any borrowings) of the investment company, bears to the amount of all borrowings is at least 300%.

Under the 1940 Act, a Fund may not issue senior securities or borrow in excess of 33 1/3% of the Fund’s total assets (including the proceeds of any such borrowing). Under the 1940 Act, a “senior security” does not include any loan made for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

To the extent a Fund segregates against its commitment under a reverse repurchase agreement or derivative instrument liquid assets equal in value to the amount of the Fund’s commitment, such instrument will not be considered a “senior security” for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund.

For purposes of fundamental investment restriction (5), the 1940 Act currently prohibits a Fund from lending money or property to any person, directly or indirectly, if such person controls or is under common control with the Fund, except for a loan from the Fund to a company that owns all of the outstanding securities of the Fund, except directors’ qualifying shares.

MANAGEMENT

The business of the Funds is managed under the direction of the Funds’ Board of Trustees (the trustees on the Board are herein referred to as the “Trustees”). Subject to the provisions of the Funds’ Agreement and Declaration of Trust (the “Declaration”), its Bylaws and Massachusetts law, the Trustees have all powers necessary and convenient to carry out this responsibility, including the election and removal of the Funds’ officers.

The Trustees and officers of the Funds, their ages, the position they hold with the Funds, their term of office and length of time served, a description of their principal occupations during the past five years, the number of portfolios in the fund complex (as defined in SEC regulations) that the Trustee oversees and any other directorships held by the Trustee are listed in the two tables immediately following. Except as shown, each Trustee’s and officer’s principal occupation and business experience for the last five years have been with the employer(s) indicated, although in some cases the Trustee may have held different positions with such employer(s). Unless otherwise indicated, the business address of the persons listed below is 550 South Tryon Street, Suite 3300, Charlotte, NC 28202.

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Rodney J. Dillman Age: 60	Trustee	Indefinite/Since Inception	Deputy General Counsel (2011-2012), Senior Vice President (2008-2012), Vice President (2000-2008), Massachusetts Mutual Life Insurance Company; Member of the Board of Directors and President (2008-2011) MassMutual International LLC; General Counsel (2006-2008) Babson Capital Management LLC (investment adviser).	3	Trustee (since 2012), Babson Capital Global Short Duration High Yield Fund.

Dr. Bernard A. Harris, Jr. Age: 53	Trustee	Indefinite/Since Inception	Chief Executive Officer and Managing Partner (since 2002), Vesalius Ventures, Inc.; President (since 1999), The Space Agency; Director and President (since 1998) The Harris Foundation; Clinical Scientist, Flight Surgeon and Astronaut (1986-1996) NASA.	3	Trustee (since 2012), Babson Capital Global Short Duration High Yield Fund; Trustee (since 2011), Salient Midstream & MLP Fund and Salient MLP & Energy Infrastructure Fund; Trustee (since 2010), Salient Absolute Return Fund; Director (since 2009), Monebo Technologies Inc. (medical technology design company); Director (since 2008), Sterling Bancshares, Inc. (holding company); Director (since 2007), RMD Networks, Inc. (provides software and services to improve communication of care among providers, physicians and patients).

Thomas W. Okel Age: 49	Trustee	Indefinite/Since Inception	Executive Director (since 2011) Catawba Lands Conservancy; Global Head of Syndicated Capital Markets (1989-2010) Bank of America Merrill Lynch.	3	Trustee (since 2012), Babson Capital Global Short Duration High Yield Fund.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Martin A. Sumichrast Age: 46	Trustee	Indefinite/Since Inception	Manager of a family office through Washington Capital, LLC (since July 2013); Managing Director (2002-July 2013), Lomond International, Inc.	3	Trustee (since 2012), Babson Capital Global Short Duration High Yield Fund.

Interested Trustees

Currently, one Trustee is treated as an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Funds.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Thomas M. Finke Age: 49	Trustee	Indefinite/Since Inception	Chief Executive Officer and Chairman (since 2008), Member of the Board of Managers (since 2006), President (2007-2008) and Managing Director (2002-2008), Babson Capital Management LLC; Chief Investment Officer and Executive Vice President (2008-2011), Massachusetts Mutual Life Insurance Company.	3	Chairman (since 2012) and Member of the Board of Directors (since 2008), Babson Capital Europe Limited (investment advisory firm); Chairman and Director (since 2012), Babson Capital Global Advisors Limited; Vice Chairman and Member of the Board of Managers (since 2011), MM Asset Management Holding LLC; Member of the Board of Managers (since 2011), Wood Creek Capital Management, LLC (investment advisory firm); Director (since 2008), Babson Capital Guernsey Limited (investment advisory firm); Director and Chairman (since 2007), Member of the Compensation Committee (since 2008) and Member of the Audit Committee (2008-2012), Cornerstone Real Estate Advisers LLC (real estate advisory firm); Director (since 2004), Jefferies Finance LLC (finance company); Manager (since 2007), Credit Strategies Management LLC (general partner of investment fund); Manager (since 2005), Loan Strategies Management, LLC (general partner of investment fund); Manager (since 2005), Jefferies Finance CP Funding LLC (investment company); Member of the Board of Managers (2004-2012), Class C Member LLC (equity holding company); Chairman, Chief Executive Officer and Director (2009-2011), MassMutual Capital Partners LLC (investment company); Director (2007-2011), Scottish Re Group Limited (reinsurance specialist); and Director (2007-2009), Babson Capital Japan KK (investment advisory firm).

Officers

[Babson to update/confirm officers and officer information]

Name, Address and Age	Position With The Trust	Term of Office/Length of Time Served	Principal Occupation(s) During Past 5 Years
Anthony J. Sciacca Age: 42	President and Chief Executive Officer	Indefinite/Since Inception	Managing Director and Head of Babson Capital’s Global Business Development Group (since 2006).

Russell D. Morrison Age: 48	Senior Vice President	Indefinite/Since Inception	Managing Director and Head of Babson Capital High Yield Investments Group (since ); previously, Co-head of Babson Capital’s U.S. Loan Team (since )

Paul J. Thompson Age: 42	Vice President	Indefinite/Since Inception	Chief Operating Officer and Head of Global Investment Services, Babson Capital (since )

Andrew Lennon Age: 39	Treasurer	Indefinite/Since Inception	Managing Director in Babson Capital’s Global Investor Services Group (since 2005).

Patrick Hoefling Age: 34	Chief Financial Officer and Principal Financial and Accounting Officer	Indefinite/Since Inception	Member of Babson Capital’s Client and Portfolio Services team (since 2008); prior thereto, member of Deloitte and Touche’s Private Client Advisors group.

Paul Gehrig Age: 46	Vice President	Indefinite/Since Inception	Managing Director and member of Babson Capital’s Global Business Development Group (since 2008)

Brian W. Pope Age: 35	Vice President	Indefinite/Since Inception	Director and member of Babson Capital’s Global Business Development Group (since 2009); Associate, Edgeview Partners (before 2009).

Melissa LaGrant Age: 39	Chief Compliance Officer	Indefinite/Since Inception	Managing Director of Babson Capital’s Compliance and Risk Management group (since 2005); Chief Compliance Officer of Babson Capital Global Short Duration High Yield Fund, Babson Capital Corporate Investors and Babson Capital Participation Investors (since 2005).

Janice M. Bishop Age: 48	Secretary/Chief Legal Officer	Indefinite/Since Inception	Counsel for the Investment Law group at Babson Capital (since 2007); Secretary of Babson Capital Global Short Duration High Yield Fund (since 2012); Assistant Secretary of Babson Capital Corporate Investors and Babson Capital Participation Investors (since 2008); prior thereto, Financial Services Group/Investment Management Group at Dechert LLP (2005-2007).

Michele Manha Age: 40	Assistant Secretary	Indefinite/Since Inception	Counsel for the High Yield Investment Research and Portfolio Management Team and Distressed Debt Group at Babson Capital (since 2008); Assistant Secretary of Babson Capital Global Short Duration High Yield Fund (since 2012); prior thereto, Counsel at Mayer Brown LLP.

Jesse D. Halle Age: 37	Assistant Secretary	Indefinite/Since Inception	Vice President and Senior Counsel, State Street Bank and Trust Company, March 2013 to present; Vice President and Counsel, Brown Brothers Harriman & Co., March 2007 to February 2013.

For interested Trustees and officers, positions held with affiliated persons or principal underwriters of the Funds are listed in the following table:

Name	Positions Held with Affiliated Persons or Principal Underwriters of the Funds
Anthony J. Sciacca	Managing Director and Head of Babson Capital’s Global Business Development Group; President of Babson Capital Securities, LLC

Patrick Hoefling	Member of Babson Capital’s Client and Portfolio Services team; Chief Financial Officer and Principal Financial and Accounting Officer of Babson Capital Global Short Duration High Yield Fund

Andrew Lennon	Managing Director of Babson Capital’s Global Investor Services Group

Russell D. Morrison	Managing Director and Head of Babson Capital High Yield Investments Group

Paul J. Thompson	Chief Operating Officer and Head of Global Investment Services of Babson Capital

Paul Gehrig	Managing Director and Member of Babson Capital’s Global Business Development Group

Brian W. Pope	Member of Babson Capital’s Global Business Development Group

Melissa LaGrant	Managing Director of Babson Capital’s Compliance and Risk Management group; Chief Compliance Officer of Babson Capital Global Short Duration High Yield Fund, Babson Capital Corporate Investors and Babson Capital Participation Investors

Janice M. Bishop	Counsel for the Investment Law group at Babson Capital; Assistant Secretary of Babson Capital Corporate Investors and Babson Capital Participation Investors; Secretary of Babson Capital Global Short Duration High Yield Fund

Michele Manha	Counsel for the High Yield Investment Research and Portfolio Management Team and Distressed Debt Group at Babson Capital; Assistant Secretary of Babson Capital Global Short Duration High Yield Fund

Role of the Board, Leadership Structure and Risk Oversight

The Role of the Board. The role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Funds and its oversight role does not make the Board a guarantor of the Funds’ investments, operations or activities. Like most registered investment companies, the day-to-day management and operation of the Funds is performed by various service providers to the Funds, such as the Manager, the Sub-Adviser, underwriter (as defined below under “Distributor”), administrator, custodian and transfer agent, each of which is discussed in greater detail in the Prospectuses or in this SAI. The Board has appointed senior employees of the Manager as officers of the Funds, with responsibility to monitor and report to the Board on the Funds’ operations. The Board receives regular reports from these officers and service providers regarding the Funds’ operations. For example, the Treasurer provides reports as to financial reporting matters and investment personnel report on the performance of the Funds’ portfolios. The Board has appointed a Chief Compliance Officer who administers the Funds’ compliance program and regularly reports to the Board as to compliance matters. These reports are generally provided as part of formal in-person Board meetings which are typically held quarterly and involve the Board’s review of, among other items, recent Fund operations. The Funds’ management also provides periodic updates between meetings.

Board Structure and Leadership. The Board consists of five Trustees. Mr. Dillman, Dr. Harris, Mr. Okel and Mr. Sumichrast are not “interested persons” (as defined in the 1940 Act) of the Trust (the “Independent Trustees”). Mr. Finke is an “interested person” of the Funds because of his affiliation with Babson Capital. As noted above, the Trustees meet periodically throughout the year to oversee the Funds’ activities, review contractual arrangements with service providers for the Funds and review each Fund’s performance. The Board also has an Audit Committee that is comprised of Mr. Harris, Mr. Okel and Mr. Sumichrast. The Board also has a Nominating and Governance Committee that is comprised of Mr. Sumichrast.

Mr. Dillman serves as Chairman of the Board. However, because much of the Board’s work is done at the Board (rather than the Committee) level, each Trustee participates in the full range of the Board’s oversight duties, including oversight of the risk management process. See “–Board Oversight of Risk Management” below. In addition, although the Independent Trustees recognize that having a lead Independent Trustee may in some circumstances help coordinate communications with management and otherwise assist a board in the exercise of its oversight duties, the Independent Trustees believe that because of the relatively small size of the Board and the good working relationship among the Board members, it has not been necessary to designate a lead Independent Trustee.

The Board periodically reviews its leadership structure, including the role of the Chairman. The Board also completes an annual self-assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Funds’ current operations. The Board believes that its leadership structure, including the current percentage of the Board who are Independent Trustees, is appropriate given its specific characteristics. These characteristics include: (i) Babson Capital’s role in the operation of the Funds’ business; (ii) the extent to which the work of the Board is conducted by all of the Independent Trustees; (iii) the extent to which the Independent Trustees meet as needed in the absence of members of management and members of the Board who are “interested persons” of the Funds; and (iv) Rodney Dillman’s former role with the Manager, and Thomas Finke’s role as Chief Executive Officer of the Manager, which enhance the Board’s understanding of the operations of the Manager and of the Funds.

Audit Committee. The Audit Committee provides oversight with respect to the internal and external accounting and auditing procedures of the Funds and, among other things, considers the selection of independent public accountants for the Funds and the scope of the audit, approves all significant services proposed to be performed by those accountants on behalf of the Funds, and considers other services provided by those accountants to the Funds, the Manager, the Sub-Adviser and the possible effect of those services on the independence of those accountants. Bernard A. Harris, Thomas W. Okel and Martin A. Sumichrast serve on this committee as of the date of this SAI.

Nominating and Governance Committee. The purposes of the Nominating and Governance Committee are, among other things, to identify and nominate individuals to become Independent Trustees of the Board, to monitor and evaluate the structure, membership, size, compensation and procedures of the Board and all Board committees and to make recommendations to the Board on corporate governance matters.

Board Oversight of Risk Management. As described above, the Board’s role is one of oversight, rather than active management. This oversight extends to the Trust’s risk management processes. These processes are embedded in the responsibilities of officers of, and service providers to, the Trust. For example, the Manager, Sub-Adviser and other service providers to the Trust are primarily responsible for the management of the Trust’s investment risks. The Board has not established a formal risk oversight committee; however, much of the regular work of the Board and its standing committees addresses aspects of risk oversight. For example, the Trustees seek to understand the key risks facing the Trust, including those involving conflicts of interest; how management identifies and monitors these risks on an ongoing basis; how management develops and implements controls to mitigate these risks; and how management tests the effectiveness of those controls.

As described above, the Board receives a wide range of reports on the Trust’s activities from the Manager, the Sub-Adviser and other service providers, including reports regarding the Funds’ investment portfolios, the compliance of the Funds with applicable laws, and the Funds’ financial accounting and reporting. The Board also meets periodically with the Funds’ Chief Compliance Officer to receive reports regarding the compliance of the Funds with the federal securities laws and the Funds’ internal compliance policies and procedures, and meets with the

Funds’ Chief Compliance Officer periodically, including at least annually, to review the Chief Compliance Officer’s annual report, including the Chief Compliance Officer’s risk-based analysis for the Funds. The Board’s Audit Committee also meets regularly with the Treasurer and Funds’ independent public accounting firm to discuss, among other things, the internal control structure of the Funds’ financial reporting function. The Board also meets periodically with the portfolio manager of each Fund to receive reports regarding the management of the Funds, including its investment risks.

Qualifications of Trustees

The following provides an overview of the considerations that led the Board to conclude that each individual serving as a Trustee of the Funds should so serve. Among the factors the Board considered when concluding that an individual should serve on the Board were the following: (i) the individual’s business and professional experience and accomplishments; (ii) the individual’s ability to work effectively with the other members of the Board; (iii) the individual’s prior experience, if any, serving on other boards of directors (including boards of other investment companies); and (iv) how the individual’s skills, experiences and attributes would contribute to an appropriate mix of relevant skills and experience on the Board.

In respect of each current Trustee, the individual’s professional accomplishments and prior experience, including, in some cases, in fields related to the operations of the Funds, were a significant factor in the determination that the individual should serve as a Trustee of the Funds. Each Trustee’s professional experience and additional considerations that contributed to the Board’s conclusion that an individual should serve on the Board are summarized in the tables above.

Share Ownership

For each Trustee, the following table discloses the dollar range of equity securities beneficially owned by the Trustee in the Funds and, on an aggregate basis, in any registered investment companies overseen by the Trustee within the Funds’ family of investment companies as of June 30, 2013:

“The following dollar ranges apply:

N. None

A. $1 – $10,000

B. $10,001 – $50,000

C. $50,001 – $100,000

D. Over $100,000

Name of Trustee	Dollar Range of Equity Securities in the Funds		Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by
	Global Floating Rate Fund	Global Credit Income Opportunities Fund	Trustee in Family of Investment Companies
Rodney J. Dillman	N	N	C
Thomas M. Finke	N	N	D
Bernard A. Harris	N	N	B
Thomas W. Okel	N	N	C
Martin A. Sumichrast	N	N	N

For Trustees and their immediate family members, the following table provides information regarding each class of securities owned beneficially in an investment adviser or principal underwriter of the Funds, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Funds as of June 30, 2013:

As of August     , 2013, the Funds’ officers and Trustees as a group owned less than 1% of each Fund’s outstanding shares.

As of August     , 2013, only Babson Capital Management owned shares of __ in the amount of $100,000.

		Global Floating Rate Fund		Global Credit Income Opportunities Fund

Shareholder	Number of Shares	Percentage of the Funds’ outstanding shares as of [•], 2013	Number of Shares	Percentage of the Funds’ outstanding shares as of [•], 2013
Babson Capital Management LLC	[•]	[•]	[•]	[•]

Trustees’ Compensation

Pursuant to the Investment Management Agreement between the Funds and the Manager, the Manager shall arrange, if acceptable to the Funds, for officers or employees of the Manager to serve, without compensation from the Funds, as trustees, officers or agents of the Funds if duly elected or appointed to such positions and subject to their individual consent and to any limitations imposed by the law.

The Trustees shall, for their services as Trustee of both Babson Capital Global Short Duration High Yield Fund (“BGH”) and the Trust, be entitled total compensation payable by BGH and each series of the Trust (each an “Overseen Fund”) in the aggregate of (i) an annual retainer of $35,000 per year; (ii) $5,500 for each in-person Board meeting attended; (iii) $2,500 for each telephonic Board meeting attended; (iv) $2,000 for each in-person or telephonic committee meeting attended; and (v) an additional $5,000 annual retainer for Chairman of Board and Audit Committee of each the Trust and BGH, plus reimbursement for reasonable out-of-pocket expenses incurred in connection with his or her attendance at such meetings, be and it hereby is, approved, with 50% of the cost of such compensation to be allocated to each Overseen Fund pro rata based on the number of Overseen Funds, and 50% of the cost of such compensation to be allocated to each Overseen Fund pro rata based on the net assets of such Overseen Funds.

It is estimated that the Trustees will receive the amounts set forth in the following table from the Funds for their initial fiscal year ending June 30, 2014. For the fiscal year ended June 30, 2013, the Trustees received compensation as set forth in the following table for serving as trustees of other funds in the “Fund Complex.” (The Funds and Babson Capital Global Short Duration High Yield Fund are collectively referred to in the table below as the “Fund Complex”). The Trustees do not receive pension or retirement benefits.

Name of Trustee	Estimated Annual Compensation from the Funds for the Fiscal Year Ending June 30, 2014	Total Compensation from the Fund Complex Paid to the Trustees for the Fiscal Year Ended June 30, 2013
Rodney J. Dillman	[•]	12,750
Thomas Finke	[•]	—
Bernard A. Harris	[•]	14,000
Thomas W. Okel	[•]	12,750
Martin A. Sumichrast	[•]	12,750

The Funds have no employees. Its officers are officers or employees of the Manager and serve as officers of the Funds without compensation. However, the Funds are responsible for paying the compensation of the Chief Compliance Officer of the Funds, unless the Manager or the Sub-Adviser agree to do so. At present, the Funds’ Chief Compliance Officer is an employee of the Manager who is paid by the Manager.

Trustee Positions

As of [•], 2013, no Independent Trustee nor any of his immediate family members owned beneficially or of record any class of securities of the Manager or underwriter (as defined below under “Distributor”) or any person controlling, controlled by or under common control with any such entities.

Anti-Money Laundering Compliance

The Funds and their service providers may be required to comply with various anti-money laundering laws and regulations. Consequently, the Funds and their service providers may request additional information from you to verify your identity. If at any time the Funds believe a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Funds may choose not to establish a new account or may be required to “freeze” a shareholder’s account. The Funds and their service providers also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder’s account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the Funds or their service providers may not be permitted to inform the shareholder that it has taken the actions described above.

Code of Ethics

The Funds, the Manager and the Sub-Adviser have each adopted a code of ethics governing personal trading activities of, as applicable, all Trustees and officers of the Funds, and directors, officers and employees of the Manager and the Sub-Adviser, who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by the Funds or obtain information pertaining to such purchase or sale or who have the power to influence the management or policies of the Funds, the Manager or the Sub-Adviser, as applicable. Such persons are prohibited from effecting certain transactions, allowed to effect certain exempt transactions (including with respect to securities that may be purchased or held by the Funds), and are required to preclear certain security transactions with the applicable compliance officer or his or her designee and to report certain transactions on a regular basis. The Funds, the Manager and the Sub-Adviser have each developed procedures for administration of their respective codes. Text-only versions of the codes of ethics can be viewed online or downloaded from the EDGAR Database on the SEC’s internet web site at www.sec.gov. You may also review and copy those documents by visiting the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, Washington, DC 20549-0102 or by e-mail request at publicinfo@sec.gov.

Proxy Voting Policies

The Funds and their Board of Trustees have delegated to Babson Capital responsibility for voting any proxies relating to portfolio securities held by the Funds in accordance with the Manager’s and the Sub-Adviser’s respective proxy voting policies and procedures. Copies of the proxy voting policies and procedures to be followed by the Manager and the Sub-Adviser on behalf of the Funds, including procedures to be used when a vote presents a conflict of interest, are attached hereto as Appendix B (“Proxy Voting Policies”). Information regarding how the Funds vote proxies related to portfolio securities during the most recent 12-month period will be made available without charge at the Funds’ website at www.babsoncapital.com or on the website of the SEC at http://www.sec.gov.

Policy on Disclosure of Portfolio Holdings

The Babson Capital Funds have adopted a portfolio holdings disclosure policy which governs the dissemination of the Funds’ portfolio holdings.

Public Disclosures

A complete list of portfolio holdings information is generally made available on a monthly basis at www.babsoncapital.com no sooner than three business days after the end of the month. The Fund may delay posting its holdings or may not post any holdings, if the Manager believes that would be in the best interest of the Fund and its shareholders. Portfolio holdings of the Funds are disclosed on a quarterly basis on forms required to be filed with the SEC as follows: (i) portfolio holdings as of the end of each fiscal year will be filed as part of the annual report filed on Form N-CSR; (ii) portfolio holdings as of the end of the first and third fiscal quarters will be filed on Form N-Q; and (iii) portfolio holdings as of the end of the six-month fiscal period will be filed as part of the semi-annual report filed on Form N-CSR. The Trust’s Form N-CSRs and Form N-Qs are available on the SEC’s website at www.sec.gov.

Other Disclosures

Consistent with policies and procedures approved by the Board of Trustees, the officers of the Funds may provide the Fund’s portfolio holdings information regularly, such as on a monthly or quarterly basis, to (i) third party service providers, rating and ranking agencies, Financial Intermediaries and affiliated persons of the Funds and (ii) clients of the Manager or its affiliates that invest in the Funds or such clients’ consultants. No compensation or other consideration is received by the Funds, the Manager, the Sub-Adviser or any other person for these disclosures. “Financial Intermediaries” means any financial advisor, broker-dealer or other financial intermediary from which shares of the Funds may be purchased and that has entered into an agreement with the Distributor, the Manager or its affiliates, or State Street Bank and Trust Company, the Funds’ transfer agent (the “Transfer Agent”), with respect to the sale of shares of the Funds.

In addition, the Funds may disclose on an ongoing basis uncertified, non-public portfolio holdings information to certain service providers to the Funds, the Manager, the Sub-Adviser, the Transfer Agent or the Distributor, rating and ranking agencies, such as, but not limited to, Lipper, Morningstar, Bloomberg, pricing services, proxy voting service providers, accountants, attorneys, custodians, securities lending agents, brokers in connection with Fund transactions and providing pricing quotations, transfer agents and entities providing contingent deferred sales charge (“CDSC”) financing. The Funds, along with Babson Capital Management, acting on behalf of the Funds and consistent with the policies and procedures approved by the Board of Trustees, currently may provide real-time nonpublic information about the Funds’ portfolio securities to the Funds’ Custodian, Administrator, and Transfer Agent , the Funds’ independent registered public accounting firm, legal counsel, and financial printer. In addition, if a Fund redeems a shareholder in kind, the shareholder generally receives its proportionate share of the Fund’s portfolio holdings and, therefore, the shareholder and its agent may receive such information prior to public dissemination.

Disclosure of a Fund’s portfolio securities as an exception to the Fund’s normal business practice requires a Fund officer (other than the Treasurer) to identify a legitimate business purpose for the disclosure and submit the proposal to the Fund’s Treasurer for approval following business and compliance review. Additionally, no compensation or other consideration is received by the Funds, the Manager, the Sub-Adviser or any other person for these disclosures. The Trustees will review annually a list of such entities that received such information, the frequency of such disclosures and the business purpose therefor. These procedures are designed to address conflicts of interest between the Funds’ shareholders on the one hand and the Manager, the Sub-Adviser or any affiliated person of the Funds or such entities on the other hand by creating a structured review and approval process that seeks to ensure that disclosure of information about the Funds’ portfolio securities is in the best interests of the Funds’ shareholders. There can be no assurance, however, that the Funds’ policies and procedures with respect to the disclosure of portfolio holdings information will prevent the misuse of such information by individuals or firms in possession of such information.

Holdings are released to all of the persons and entities described above on conditions of confidentiality, which include the duty not to trade on that confidential information. “Conditions of confidentiality” include confidentiality terms included in written agreements, implied by the nature of the relationship (e.g., attorney-client relationship), or required by fiduciary or regulatory principles (e.g., custody services provided by financial institutions). It is expected that the Fund’s Custodian, Administrator and Transfer Agent will be subject to written agreements that establish confidentiality obligations with respect to the Funds’ portfolio holdings. The Board of Trustees has concluded that for all persons and entities described above that are not subject to written agreements that establish confidentiality obligations with respect to the Funds’ portfolio holdings, the confidentiality obligations otherwise in place for these parties are adequate to safeguard the Funds from unauthorized disclosure of non-public portfolio holdings information.

Finally, each Fund releases information concerning any and all portfolio holdings when required by law. Such releases may include providing information concerning holdings of a specific security to the issuer of such security.

INVESTMENT MANAGER AND SUB-ADVISER

Investment Manager

The Manager serves as investment adviser to the Funds pursuant to an investment management agreement (the “Investment Management Agreement”) between it and the Funds. The Manager is a wholly-owned subsidiary of MM Asset Management Holding LLC, an indirect majority-owned subsidiary of MassMutual Life Insurance Company (“MassMutual”).

The Manager, an SEC-registered investment adviser since 1940, has over $180 billion in assets under management as of March 31, 2013, and provides investment management services to registered investment companies, unregistered investment companies, and institutional investors (such as insurance companies, pension plans, endowments and foundations).

The Manager is a Delaware limited liability company and MM Asset Management Holding LLC is the direct owner of 100% of the voting shares of the Manager. MassMutual indirectly owns a majority of the voting shares of MM Asset Management Holding LLC. MassMutual and MM Asset Management Holding LLC are each located at 1295 State Street, Springfield, Massachusetts 01111. The Manager has a principal office located at 550 South Tryon Street, Suite 3300, Charlotte, NC 28202. The Manager has additional offices in Boston, Springfield, Chicago, Dallas, Hartford, Newport Beach, New York, and Washington D.C., and the Sub-Adviser is headquartered in London.

The Manager employs approximately 900 associates, including over 335 investment professionals. The Manager’s roots trace back to two separate investment operations: David L. Babson & Company Inc., an equity investment manager established in 1940, and the Investment Management Division of MassMutual, founded in 1851. MassMutual acquired David L. Babson & Company Inc. in 1995 and spun off its Investment Management Division into Babson in 2000. Effective July 1, 2004, David L. Babson & Company Inc. converted from a corporation to a single-member limited liability company and changed its name to Babson Capital Management LLC.

Sub-Adviser

The Sub-Adviser will serve as the Funds’ sub-adviser responsible for managing the Funds’ European investments pursuant to a sub-advisory agreement between the Manager and the Sub-Adviser (the “Sub-Advisory Agreement”). From time to time, the Manager may delegate to the Sub-Adviser responsibility for managing the Funds’ investments in other non-North American countries.

The Sub-Adviser is an investment adviser registered with the SEC in the United States and the Financial Services Authority in the United Kingdom whose principal offices are located at 61 Aldwych, London, United Kingdom WC2B 4AE. The Sub-Adviser is a wholly-owned subsidiary of Babson Capital Europe Limited (“Babson Capital Europe”), which in turn is an indirect, wholly-owned subsidiary of the Manager. Originally organized in 2000 as Duke Street Capital Debt Management, Limited, Babson Capital Europe provides investment advisory services to private accounts of institutional and family office clients. As of March 31, 2013, Babson Capital Europe had approximately $9.5 billion in assets under management.

Certain Terms of the Investment Management Agreement and Sub-Advisory Agreement

Under the terms of the Investment Management Agreement, subject to such policies as the Trustees of the Funds may determine, the Manager, at its expense, will furnish continuously an investment program for the Funds and will make investment decisions on behalf of the Funds and place all orders for the purchase and sale of portfolio securities subject always to the Funds’ investment objectives, policies and restrictions.

The Manager, subject to the supervision of the Board, is responsible for managing the investments of the Funds. The Manager also furnishes to the Board periodic reports on the investment performance of the Funds.

Subject to the control of the Trustees, the Manager also manages, supervises and conducts the other affairs and business of the Funds, furnishes office space and equipment, provides bookkeeping and certain clerical services (excluding determination of the net asset value of the Funds, shareholder accounting services and the accounting services for the Funds) and pays all salaries, fees and expenses of officers and Trustees of the Funds affiliated with the Manager or MassMutual, subject to the Chief Compliance Officer exception discussed above. As indicated under “Portfolio Transactions and Brokerage—Brokerage and Research Services,” the Funds’ portfolio transactions may be placed with broker-dealers which furnish the Manager, without cost, certain research, statistical and quotation services of value to them or their respective affiliates in advising the Funds or their other clients. In so doing, the Funds may incur greater brokerage commissions and other transactions costs than it might otherwise pay.

Pursuant to the Investment Management Agreement, Global Floating Rate Fund has agreed to pay the Manager an annual management fee, payable on a monthly basis, at the annual rate of 0.65% for average daily net assets for the services and facilities the Manager provides. Global Credit Income Opportunities Fund has agreed to pay the Manager an annual management fee, payable on a monthly basis, at an annual rate of 0.75% for average daily net assets for the services and facilities the Manager provides.

Except as otherwise described in the Prospectuses, each Fund pays, in addition to the investment management fee described above, all of its own expenses, including, among others, legal fees, and expenses of counsel to the Fund and to the Fund’s independent trustees; insurance, including trustees and officers insurance and errors and omissions insurance; auditing and accounting expenses, including sub-accounting services provided by certain Financial Intermediaries; taxes and governmental fees; listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund’s custodians, administrators, transfer agents, including sub-transfer agent services provided by certain Financial Intermediaries, registrars and other service providers; expenses for portfolio pricing services by a pricing agent, if any; other expenses in connection with the issuance, offering and underwriting of shares or debt instruments issued by the Fund or with the securing of any credit facility or other loans for the Fund; expenses relating to investor and public relations and secondary market services; expenses of registering or qualifying securities of the Fund for public sale; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment plan (except for brokerage expenses paid by participants in such plan); compensation and expenses of trustees; costs of stationery; any litigation expenses; and costs of shareholder, Board and other meetings.

The Manager has contractually agreed to waive and/or reimburse fees and/or expenses (excluding distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) so that, on an annualized basis, such expenses incurred by Class A and Class C Shares of Global Floating Rate Fund will not exceed 0.80% as a percentage of average daily net assets allocated to each such class, such expenses incurred by Class Y and Class I Shares of Global Floating Rate Fund will not exceed 0.75% as a percentage of average daily net assets allocated to each such class and such expenses incurred by Class A, Class C, Class Y and Class I Shares of Global Credit Income Opportunities Fund will not exceed 0.95% as a percentage of average daily net assets allocated to each such class. If the Fund incurs fees and/or expenses excluded from waiver and/or reimbursement, or if the Fund’s Board of Trustees specifically approves the exclusion of another expense from the fee reimbursement agreement, the Fund’s expenses may be higher than the fees and/or expenses shown in the table (which reflect the waiver and/or reimbursement) in the sections entitled “Fees and Expenses for Class A and Class C Shares” and “Fees and Expenses for Class Y and Class I Shares” in the Prospectuses. This contractual agreement may not be modified or terminated before the one-year anniversary of the date of effectiveness of this Registration Statement except by the Funds’ Board of Trustees. If, within three years following a waiver or reimbursement, the operating expenses of a share class of the Fund that previously received a waiver or reimbursement from the Manager are less than the expense limit for such share class, the share class is required to repay the Manager up to the amount of fees waived or expenses reimbursed for that share class under the agreement.

The Investment Management Agreement was approved by the Trustees of the Funds (including all of the Trustees who are not “interested persons” of the Manager or the Funds). The Investment Management Agreement will continue in force with respect to the Funds for two years from its date, and from year to year thereafter, but only so long as their continuance is approved at least annually by (i) vote, cast in person at a meeting called for that purpose, of a majority of those Trustees who are not “interested persons” of the Manager or the Funds, and (ii) the majority vote of either the full Board of Trustees or the vote of a majority of the outstanding shares of all classes of the Funds. The Investment Management Agreement automatically terminates on assignment. The Investment Management Agreement may be terminated on not less than 60 days’ notice by the Manager to the Funds or by the Funds to the Manager.

The Investment Management Agreement provides that the Manager will not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith or gross negligence in the performance of its obligations and duties. The Investment Management Agreement also provides that the Trust’s right to use the “Babson Capital” name is subject to the Manager’s ongoing permission to use the name.

Under the terms of the Sub-Advisory Agreement, the Sub-Adviser manages, subject to the supervision of the Manager and the Board, the investment and reinvestment of a portion of the assets of the Funds, as will be allocated from time to time to the Sub-Adviser.

The Manager (and not the Funds) will pay a portion of the management fees it receives from the Funds, in an amount equal to 35% of such management fee, payable monthly to the Sub-Adviser in return for the Sub-Adviser’s services.

The Sub-Advisory Agreement was approved by the Trustees of the Funds (including all of the Trustees who are not “interested persons” of the Manager or the Sub-Adviser). The Sub-Advisory Agreement will continue in force with respect to the Funds for two years from its date, and from year to year thereafter, but only so long as their continuance is approved at least annually by (i) vote, cast in person at a meeting called for that purpose, of a majority of those Trustees who are not “interested persons” of the Manager, the Sub-Adviser or the Funds, and (ii) the majority vote of either the full Board of Trustees or the vote of a majority of the outstanding shares of all classes of the Funds. The Sub-Advisory Agreement automatically terminates on assignment. The Sub-advisory Agreement may be terminated on not less than 60 days’ notice by the Sub-Adviser to the Manager or by the Funds or the Manager to the Sub-Adviser.

The Sub-advisory Agreement provides that the Sub-Adviser will not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith or gross negligence in the performance of its obligations and duties.

INFORMATION REGARDING PORTFOLIO MANAGERS

Portfolio Managers

Other Accounts Managed. Babson Capital’s portfolio managers are typically responsible for the day-to-day management of multiple Manager and Sub-Adviser advisory accounts, including, among others, closed-end and open-end investment companies, as well as separate accounts for institutional clients (including foundations, endowments, pension funds and trusts).

Babson Global Floating Rate Fund

Portfolio Team	Account Category	Total Number of Accounts	Number of Accounts With Approximate Total Asset Size (A) (B)	Number of Accounts With Performance Based Advisory Fee	Approximate Asset Size of Performance Based Advisory Fees Accounts (A) (B)
Sean Feeley (C)	Registered Investment Companies	5	$1,400.3	0	N/A
	Other Pooled Investment Vehicles	2	$1,808.9	2	$1,808.9
	Other Accounts	2	$200.3	0	N/A

Thomas McDonnell	Registered Investment Companies	0	N/A	0	N/A
	Other Pooled Investment Vehicles	1	$25.7	1	$25.7
	Other Accounts	4	$786.4	0	N/A

Michael Freno	Registered Investment Companies	0	N/A	0	N/A
	Other Pooled Investment Vehicles	10	$798.3	10	$798.3
	Other Accounts	2	$107.9	0	N/A

Zak Summerscale	Registered Investment Companies	1	$162.2	0	N/A
	Other Pooled Investment Vehicles	0	N/A	0	N/A
	Other Accounts (D)	1	$252.7	0	N/A

Martin Horne	Registered Investment Companies	0	N/A	0	N/A
	Other Pooled
	Investment Vehicles	0	N/A	0	N/A
	Other Accounts (D)	1	$252.7	0	N/A

(A)	Account asset size has been calculated as of June 30, 2013.
(B)	Asset size in millions.
(C)	Mr. Feeley manages the high yield sector of the general investment account of Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company; however, these assets are not represented in the table above.
(D)	Mr. Summerscale and Mr. Horne manage the European sector of the general investment account of Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company; however, these assets are not represented in the table above.

Babson Global Credit Income Opportunities Fund

Portfolio Team	Account Category	Total Number of Accounts	Number of Accounts With Approximate Total Asset Size (A) (B)	Number of Accounts With Performance Based Advisory Fee	Approximate Asset Size of Performance Based Advisory Fees Accounts (A) (B)
Sean Feeley (C)	Registered Investment Companies	5	$1,400.3	0	N/A
	Other Pooled Investment Vehicles	2	$1,808.9	2	$1,808.9
	Other Accounts	2	$200.3	0	N/A

Scott Roth	Registered Investment Companies	1	$622.8	0	N/A
	Other Pooled Investment Vehicles	3	$200.0	3	$200.0
	Other Accounts	4	$1,322.9	0	N/A

Michael Freno	Registered Investment Companies	0	N/A	0	N/A
	Other Pooled Investment Vehicles	10	$798.3	10	$798.3
	Other Accounts	2	$107.9	0	N/A

Zak Summerscale	Registered Investment Companies	1	$162.2	0	N/A
	Other Pooled Investment Vehicles	0	N/A	0	N/A
	Other Accounts (D)	1	$252.7	0	N/A

Kam Tugnait	Registered Investment Companies	1	$162.2	0	N/A
	Other Pooled Investment Vehicles	0	N/A	0	N/A
	Other Accounts (D)	0	N/A	0	N/A

(A)	Account asset size has been calculated as of June 30, 2013.
(B)	Asset size in millions.
(C)	Mr. Feeley manages the high yield sector of the general investment account of Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company; however, these assets are not represented in the table above.
(D)	Mr. Summerscale and Mr. Tugnait manage the European sector of the general investment account of Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company; however, these assets are not represented in the table above.

Material Conflicts of Interest. The potential for material conflicts of interest may exist when a portfolio manager has responsibilities for the day-to-day management of multiple accounts. These conflicts may be heightened to the extent a portfolio manager, the Manager, the Sub-Adviser and/or their respective affiliates has an investment in one or much of such accounts or an interest in the performance of such accounts. The Manager and the Sub-Adviser have identified (and summarized below) areas where material conflicts of interest are most likely to arise and have adopted policies and procedures that it believes are reasonably designed to address such conflicts.

It is possible that an investment opportunity may be suitable for both a Fund and other accounts managed by the portfolio managers, but may not be available in sufficient quantities for both a Fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by a Fund and another account. A conflict may arise where the portfolio managers may have an incentive to treat an account preferentially as compared to a Fund because the account pays the Manager or the Sub-Adviser a performance-based fee or the portfolio manager, the Manager, the Sub-Adviser or an affiliate has an interest in the account. The Manager and the Sub-Adviser have adopted investment allocation policies and trade allocation procedures to address allocation of portfolio transactions and investment opportunities across multiple clients. These policies are designed to achieve fair and equitable treatment of all clients over time, and specifically prohibit allocations based on performance of an account, the amount or structure of the management fee, performance fee or profit sharing allocations, participation or investment by an employee, the Manager, the Sub-Adviser or an affiliate, whether the account is public, private, proprietary or third party.

Potential material conflicts of interest may also arise related to the knowledge and timing of the Funds’ trades, investment opportunities and broker selection. The portfolio managers will have information about the size, timing and possible market impact of the Funds’ trades. It is theoretically possible that the portfolio managers could use this information for their personal advantage or the advantage of other accounts they manage or the possible detriment of the Funds. For example, a portfolio manager could front run a Fund’s trade or short sell a security for an account immediately prior to the Fund’s sale of that security. To address these conflicts, the Manager and the Sub-Adviser have adopted policies and procedures governing employees’ personal securities transactions, the use of short sales, and trading between the Funds and other accounts managed by the portfolio managers or accounts owned by the Manager, the Sub-Adviser or their respective affiliates.

With respect to securities transactions for the Funds, Babson Capital determines which broker to use to execute each order, consistent with its duty to seek best execution of the transaction. Babson Capital manages certain other accounts, however, where Babson Capital may be limited by the client with respect to the selection of brokers or directed to trade such client’s transactions through a particular broker. In these cases, trades for a Fund in a particular security may be placed separately from, rather than aggregated with, such other accounts. Placing separate transaction orders for a security may temporarily affect the market price of the security or otherwise affect the execution of the transaction to the possible detriment of a Fund or the other account(s) involved. The Manager and the Sub-Adviser have policies and procedures that address best execution and directed brokerage.

The portfolio managers may also face other potential conflicts of interest in managing the Funds, and the above is not a complete description of every conflict of interest that could be deemed to exist in managing both the Funds and the other accounts listed above.

Compensation. Compensation packages at Babson Capital are structured such that key professionals have a vested interest in the continuing success of the firm. Portfolio managers’ compensation is comprised of base salary, a performance-driven annual bonus, a discretionary long-term incentive and may contain a performance fee award. As part of the firm’s continuing effort to monitor retention, we participate in annual compensation surveys of investment management firms and subsidiaries to ensure that Babson Capital’s compensation is competitive with industry standards.

The base salary component is generally positioned at mid-market. Increases are tied to market, individual performance evaluations and budget constraints.

Portfolio Managers may receive a yearly bonus. Factors impacting the potential bonuses include but are not limited to: i) investment performance of funds/accounts managed by a Portfolio Manager, ii) financial performance of Babson Capital, iii) client satisfaction and iv) teamwork.

Long-term incentives are designed to share the long-term success of the firm and take the form of deferred cash awards, which may include an award that resembles phantom restricted stock; linking the value of the award to a formula which includes Babson Capital’s overall earnings, revenue and assets under management. A voluntary separation of service will result in a forfeiture of unvested long-term incentive awards.

Ownership of Securities. At the present time, Zak Summerscale, Michael Freno, Sean Feeley, Kam Tugnait, Scott Roth, Tom McDonnell and Martin Horne do not directly or indirectly own any shares of the Funds.

DISTRIBUTOR

The distribution services of ALPS Distributors, Inc., the Funds’ principal underwriter (the “Distributor”), are furnished to the Funds pursuant to a distribution agreement (the “Distribution Agreement”). Under the Distribution Agreement, the Distributor (1) assists in the sale and distribution of the Funds’ shares on a continuous basis; and (2) qualifies and maintains its qualification as a broker-dealer in such states where shares of the Funds are registered for sale.

The Distribution Agreement will remain in effect provided that it is approved at least annually by the Board or by a majority of each Fund’s outstanding shares, and in either case, by a majority of the Trustees who are not parties to the Distribution Agreement or interested persons of any such party. The Distribution Agreement terminates automatically if it is assigned and may be terminated without penalty by either party on not less than 60 days’ written notice.

The Funds are newly established and have not commenced investment operations. The Distributor has not received any commissions for the execution of Fund portfolio transactions.

DISTRIBUTION AND SERVICE FEE PLAN

The Distribution and Service Fee Plan (the “Plan”) requires the payment of a monthly service fee to the Distributor at the annual rate of 0.25% of the average daily net assets attributable to Class A Shares of each Fund and 1.00% of the average daily net assets attributable to Class C Shares of each Fund. The Distributor may pay all or a portion of these fees to Financial Intermediaries whose clients own shares of the Funds. The Trustees of the Funds have concluded, in the exercise of their reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Funds and their shareholders. For instance, asset growth resulting from the Plan can be expected to benefit each Fund’s shareholders through the realization of economies of scale and potentially lower expense levels.

The Manager may pay certain Financial Intermediaries whose clients own shares of a Fund monthly distribution fees with respect to a given share class at a rate greater than that set forth above, so long as the total payments paid by the Funds for each share class under a Plan for distribution fees do not exceed the stated percentages. In the event that there are insufficient assets in the Plan to make a contractually required payment to a Financial Intermediary, the Manager has agreed to pay such Financial Intermediary at its own expense out of its own financial resources. See “Shareowner Guide – How to Invest in the Funds—Distribution and Service Fees” in the Funds’ Prospectuses for additional information on “revenue sharing” payments. Any shareholder purchasing shares of a Fund through a Financial Intermediary should check with the Financial Intermediary to determine the distribution fees it is receiving.

PAYMENTS TO FINANCIAL INTERMEDIARIES

Financial Intermediaries may receive various forms of compensation from a Fund in the form of distribution and service (12b-1) plan payments as described above. They may also receive payments or concessions from the Distributor, derived from sales charges paid by the Financial Intermediary’s clients, also as described in this SAI. In addition, the Manager and the Distributor (including their affiliates) may make payments to Financial Intermediaries in connection with the intermediaries’ offering and sales of Fund shares and shares of other funds, or their provision of marketing or promotional support, transaction processing or administrative services. Among the Financial Intermediaries that may receive these payments are brokers or dealers who sell or hold shares of a Fund, banks (including bank trust departments), registered investment advisers, insurance companies, retirement plan or qualified tuition program administrators, third party administrators, recordkeepers or other institutions that have selling, servicing or similar arrangements with the Manager or the Distributor. The payments to Financial Intermediaries vary by the types of product sold, the features of a Fund share class and the role played by the intermediary.

Types of payments to Financial Intermediaries may include, without limitation, all or portions of the following:

Payments made by a Fund, or by an investor buying or selling shares of a Fund, including:

•

an initial front-end sales charge, all or a portion of which is payable by the Distributor to Financial Intermediaries (see the “Shareowner Guide – How to Invest in the Funds” section in the Prospectus);

•	ongoing asset-based distribution and/or service fees (described in the section “Distribution and Service Fee Plan” above);

•

shareholder servicing expenses that are paid from Fund assets to reimburse Financial Intermediaries, the Manager or the Distributor for Fund expenses they incur for providing omnibus accounting, recordkeeping, networking, sub-transfer agency or other administrative or shareholder services (including retirement plan and 529 plan administrative services fees).

In addition, the Manager may, at its discretion, make the following types of payments from its own resources, which may include profits the Manager derives from investment advisory fees paid by a Fund. Payments are made based on guidelines established by the Manager, subject to applicable law. These payments are often referred to as “revenue sharing” payments, and may include:

•	compensation for marketing support, support provided in offering shares in a Fund through certain trading platforms and programs, and transaction processing or other services;

•	other compensation, to the extent the payment is not prohibited by law or by any self-regulatory agency, such as FINRA.

Although a broker or dealer that sells Fund shares may also act as a broker or dealer in connection with the purchase or sale of portfolio securities by a Fund, the Manager does not consider a Financial Intermediary’s sales of shares of a Fund when choosing brokers or dealers to effect portfolio transactions for a Fund.

Revenue sharing payments can pay for distribution-related or asset retention items including, without limitation:

•	transactional support, one-time charges for setting up access for a Fund on particular trading systems, and paying the Financial Intermediary’s networking fees;

•

program support, such as expenses related to including the Funds in retirement plans, college savings plans, fee-based advisory or wrap fee programs, fund “supermarkets”, bank or trust company products or insurance companies’ variable annuity or variable life insurance products;

•

placement on the dealer’s list of offered funds and providing representatives of the Manager or the Distributor with access to a Financial Intermediary’s sales meetings, sales representatives and management representatives; or

•	firm support, such as business planning assistance, advertising, or educating a Financial Intermediary’s sales personnel about the Funds and shareholder financial planning needs.

These payments may provide an incentive to Financial Intermediaries to actively market or promote the sale of shares of a Fund, or to support the marketing or promotional efforts of the Distributor in offering shares of a Fund. In addition, some types of payments may provide a Financial Intermediary with an incentive to recommend a Fund or a particular share class. Financial Intermediaries may earn profits on these payments, since the amount of the payments may exceed the cost of providing the services. Certain of these payments are subject to limitations under applicable law. Financial Intermediaries may categorize and disclose these arrangements to their clients and to members of the public in a manner different from the disclosures in a Fund’s Prospectus and this SAI. You should ask your Financial Intermediary for information about any payments it receives from a Fund, the Manager or the Distributor and any services it provides, as well as the fees and commissions it charges.

THE TRANSFER AGENT

State Street Bank and Trust Company (the “Transfer Agent”), located at One Lincoln Street, Boston, MA 02111 02116, serves as the Funds’ transfer and dividend-paying agent pursuant to a Transfer Agency and Services Agreement and performs bookkeeping, data processing and administrative services for the maintenance of shareholder accounts.

THE CUSTODIAN

State Street Bank and Trust Company (the “Custodian”) serves as the Funds’ custodian pursuant to a Custodian Agreement. The Custodian has its principal business offices at One Lincoln Street, Boston, MA 02111. The Custodian attends to the collection of principal and income, and payment for and collection of proceeds of securities bought and sold by the Funds.

THE ADMINISTRATOR

General. State Street Bank and Trust Company (the “Administrator”) serves as the Funds’ administrator pursuant to an Administration Agreement. The Administrator has its principal business offices at One Lincoln Street, Boston, MA 02111. The Administrator and its affiliates also serve as administrator or sub-administrator to other mutual funds.

Administration Agreement with the Funds. The Funds’ and the Administrator have entered into the Administration Agreement whereby the Administrator provides, or arranges for the provision of, certain administrative and accounting services for the Funds, including maintaining the books and records of each Fund, and preparing certain reports and other documents required by federal and/or state laws and regulations.

The Administration Agreement provides that the Administrator shall not be liable for any error of judgment or mistake of law or for any loss or damage resulting from the performance or non-performance of its duties under the Administration Agreement unless directly caused by or resulting from the negligence, bad faith or willful misconduct of the Administrator, its officers or employees. The Administrator’s liability is limited to an amount agreed upon between the Administrator and the Funds.

For its services, the Administrator will receive fees from the Funds calculated daily and paid monthly at an annual rate of .04% of average daily net assets with reductions as average daily net assets increase to certain levels and subject to certain minimum requirements. The Administrator will also receive fees for certain additional services and reimbursement for out-of-pocket expenses. The Administrator or its affiliates do not pay any Fund fees, expenses or costs.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche, LLP (“Deloitte”) serves as independent accountants for the Funds. Deloitte provides audit services, tax return preparation and assistance and consultation in connection with review of SEC filings to the Funds.

COUNSEL

Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, passes upon certain legal matters in connection with shares offered by the Funds, and also acts as counsel to the Funds.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Brokerage and Research Services

Purchases and sales of securities on a securities exchange are effected by brokers, and when a Fund purchases or sells securities on a securities exchange it will pay a brokerage commission for this service. In transactions on stock exchanges in the United States, these commissions are negotiated, whereas on many foreign stock exchanges these commissions are fixed. In the over-the-counter markets, securities are generally traded on a “net” basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

The primary consideration in placing portfolio security transactions with broker-dealers for execution is to obtain and maintain the availability of execution at the most favorable prices and in the most effective manner possible. Babson Capital attempts to achieve this result by selecting broker-dealers to execute portfolio transactions on the basis of their professional capability, the value and quality of their brokerage services, including anonymity and trade confidentiality, and the level of their brokerage commissions.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, Babson Capital may cause a Fund to pay a broker-dealer that provides brokerage and research services to Babson Capital an amount of commission for effecting a securities transaction for the Fund in excess of the amount other broker-dealers would have charged for the transaction if Babson Capital determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker-dealer viewed in terms of either a particular transaction or the Manager’s or the Sub-Adviser’s overall responsibilities to the Fund and to their other clients. The term “brokerage and research services” includes: providing advice as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or of purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts; and effecting securities transactions and performing functions incidental thereto such as clearance and settlement.

Research provided by brokers is used for the benefit of all of Babson Capital’s clients and not solely or necessarily for the benefit of a Fund. Babson Capital attempts to evaluate the quality of research provided by brokers. Results of this effort are sometimes used by Babson Capital as a consideration in the selection of brokers to execute portfolio transactions.

The investment advisory fee that a Fund pays to the Manager will not be reduced as a consequence of Babson Capital’s receipt of brokerage and research services. To the extent a Fund’s portfolio transactions are used to obtain such services, the brokerage commissions paid by the Fund will exceed those that might otherwise be paid, by an amount which cannot now be determined. Such services would be useful and of value to Babson Capital in serving both a Fund and other clients and, conversely, such services obtained by the placement of brokerage business of other clients would be useful to Babson Capital in carrying out its obligations to the Fund.

Subject to the overriding objective of obtaining the best execution of orders, each Fund may use broker-dealer affiliates of Babson Capital to effect portfolio brokerage transactions under procedures adopted by the Trustees. Pursuant to these procedures, the commission rates and other remuneration paid to the affiliated broker-dealer must be fair and reasonable in comparison to those of other broker-dealers for comparable transactions involving similar securities being purchased or sold during a comparable time period. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker.

Investment Decisions and Portfolio Transactions

Investment decisions for each Fund and for the other investment advisory clients of Babson Capital are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved (including a Fund). Some securities considered for investments by a Fund may also be appropriate for other clients served by Babson Capital. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. If a purchase or sale of securities consistent with the investment policies of a Fund and one or more of these clients served by Babson Capital is considered at or about the same time, transactions in such securities will be allocated among the Fund and clients in a manner deemed fair and reasonable by Babson Capital. Babson Capital may aggregate orders for a Fund with simultaneous transactions entered into on behalf of its other clients so long as price and transaction expenses are averaged either for that transaction or for the day. Likewise, a particular security may be bought for one or more clients when one or more clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that two or more clients simultaneously purchase or sell the same security, in which event each day’s transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which Babson Capital believes is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.

DESCRIPTION OF THE FUNDS’ SHARES

Each Fund is a series of the Trust, a Massachusetts business trust formed on May 3, 2013. The Trust is authorized to issue an unlimited number of its shares of beneficial interest in separate series and classes of each series. The Trust is not required to hold regular annual shareholder meetings, but may hold special meetings for consideration of proposals requiring shareholder approval, such as changing fundamental policies. The Trust’s Board of Trustees is authorized to classify or reclassify the shares of the Trust into one or more separate series of shares representing a separate, additional investment portfolio or one or more separate classes of new or existing series.

The Trust has adopted a Multiple Class Plan pursuant to Rule 18f-3 under the 1940 Act, which details the attributes of each class. Under the Declaration and the Multiple Class Plan, each Fund is permitted to offer multiple classes of shares. Each Fund currently offers Class A, Class C, Class Y and Class I Shares. Shares of all series will have identical voting rights, except where by law certain matters must be approved by the requisite proportion of the shares of the affected series. Each share of any class when issued has equal dividend, liquidation (see “Redemption of Shares” in the Funds’ Prospectuses) and voting rights within the class for which it was issued and each fractional share has those rights in proportion to the percentage that the fractional share represents a whole share. Shares will be voted in the aggregate except where otherwise required by law and except that each class of each series will vote separately on certain matters pertaining to its distribution and shareholder servicing arrangements.

There are no conversion or preemptive rights in connection with any shares of a Fund. All shares, when issued in accordance with the terms of the offering, will be fully paid and nonassessable. At the option of the shareholder, shares will be redeemed at net asset value, subject, however, in limited circumstances to a redemption fee or a CDSC, all as described in the applicable Prospectus.

The shares of each Fund have noncumulative voting rights, which means that the holders of more than 50% of the shares of the Trust can elect 100% of the Trustees if the holders choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any person or persons to the Board. Unless specifically requested by an investor who is a shareholder of record, the Funds will not issue certificates evidencing their shares.

Description of the Trust

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of a Fund or a class. However, the Declaration contains an express disclaimer of shareholder liability for acts or obligations of a Fund or a class and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. The Declaration also provides for indemnification out of a Fund’s or class’s property for all loss and expense of any shareholder held personally liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such disclaimer is inoperative or a Fund or class is unable to meet its obligations, and thus should be considered remote.

The Declaration provides that the obligations of a Fund or a class are not binding upon the Trustees of a Fund individually, but only upon the assets and property of the Fund or class, and that the Trustees will not be liable for errors of judgment or mistakes of fact or law. Nothing in the Declaration, however, protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The Trust shall continue without limitation of time. The Trust may be terminated at any time by a vote of at least two-thirds of the shares of each series entitled to vote and voting separately by series, or by action of the Trustees by written notice to shareholders.

Trust Matters

The Trust reserves the right to create and issue a number of series shares, in which case the shares of each class of each series would participate equally in the earnings, dividends and assets of the particular series and would vote separately to approve investment advisory agreements or changes in fundamental investment policies, but shares of all series would vote together in the election or selection of Trustees and on any other matters as may be required by applicable law.

Upon liquidation of the Trust or any series, shareholders of the affected series would be entitled to share pro rata in the net assets of their respective series available for distribution to such shareholders.

Shareholder Approval

Other than elections of Trustees, which is by plurality, any matter for which shareholder approval is required by the 1940 Act requires the affirmative “vote of a majority of the outstanding voting securities” of the Funds or the Trust at a meeting called for the purpose of considering such approval. For other matters, generally an affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on such matter (assuming a quorum is present) shall be required for approval of such matter.

Information for Shareholders

All shareholder inquiries regarding administrative procedures, including the purchase and redemption of shares, should be directed to the Transfer Agent. For assistance, call 1-855-439-5459 or visit the Funds’ website at www.babsoncapital.com.

PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES

The following information supplements the discussion of methods for reducing or eliminating sales charges in the Class A and Class C Shares Prospectus.

Right of Accumulation (Class A Shares Only)

Reduced sales charges on Class A Shares of the Funds can be obtained by combining a current purchase with prior purchases of all classes of any Participating Funds (as defined in the Class A Shares Prospectus). The applicable sales charge is based on the combined total of:

1.	the current purchase; and

2.	the value at the public offering price at the close of business on the previous day of a Fund’s and any Participating Fund’s Class A Shares held by the shareholder, the shareholder’s spouse or the shareholder’s minor children.

The Distributor and the shareholder’s Financial Intermediary must be promptly notified of each purchase that entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder’s holdings by the Transfer Agent. The Funds may terminate or amend this Right of Accumulation at any time without notice.

Letter of Intent (Class A Shares Only)

Any person may qualify for reduced sales charges on purchases of Class A Shares of the Funds made within a 13-month period pursuant to a Letter of Intent (“Letter”). A shareholder may include, as an accumulation credit toward the completion of such Letter, the value of all shares (of any class) of any Participating Funds held by the shareholder on the date of the Letter. The value is determined at the public offering price on the date of the Letter. Purchases made through reinvestment of distributions do not count toward satisfaction of the Letter. Upon request, a Letter may reflect purchases within the previous 90 days.

During the term of a Letter, the Transfer Agent will hold shares in escrow to secure payment of the higher sales charge applicable to Class A Shares actually purchased if the terms of the Letter are not satisfied. Dividends and capital gains will be paid on all escrowed shares, and these shares will be released (upon satisfaction of any amount owed for sales charges if the terms of the Letter are not satisfied) when the amount indicated has been purchased or at the end of the period covered by the Letter, whichever occurs first. A Letter does not obligate the investor to buy or the Funds to sell the amount specified in the Letter.

If a shareholder exceeds the amount specified in the Letter and reaches an amount that would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Letter. The resulting difference in offering price will purchase additional shares for the shareholder’s account at the applicable offering price. As a part of this adjustment, the shareholder’s Financial Intermediary shall return to the Distributor the excess commission previously paid to the Financial Intermediary during the 13-month period.

If the amount specified in the Letter is not purchased, the shareholder shall remit to the Distributor an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within 20 days after a written request to pay such a difference in sales charge, the Transfer Agent will redeem that number of escrowed Class A Shares to equal such difference. The additional amount of Financial Intermediary discount from the applicable offering price shall be remitted by the Distributor to the shareholder’s Financial Intermediary of record.

Additional information about, and the terms of, Letters of Intent are available from your Financial Intermediary, or from the Transfer Agent at 1-855-439-5459.

Reinstatement Privilege (Class A and C Shares Only)

A shareholder who has redeemed Class A or Class C Shares of a Fund may, upon request, reinstate within one year a portion or all of the proceeds of such sale in Class A Shares or Class C Shares, respectively, of the Fund or another Participating Fund at the net asset value next determined after receipt by such shareholder’s Financial Intermediary or the Transfer Agent receives a reinstatement request and payment. The Distributor will not pay your Financial Intermediary a commission on any reinvested amount. Any CDSC paid at the time of the redemption will be credited to the shareholder upon reinstatement. The period between the redemption and the reinstatement will not be counted in aging the reinstated shares for purposes of calculating any CDSC or conversion date. Shareholders who desire to exercise this privilege should contact their Financial Intermediary or the Transfer Agent. Shareholders may exercise this privilege an unlimited number of times. Exercise of this privilege does not alter the U.S. federal income tax treatment of any capital gains realized on the prior sale of Fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Please consult your tax advisor.

Privileges of Financial Intermediaries

Class A Shares of the Funds may be sold at net asset value, without a sales charge, to registered representatives and employees of Financial Intermediaries (including their affiliates) and such persons’ families and their beneficial accounts.

Sponsored Arrangements

Class A Shares of the Funds may be purchased at reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Funds on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization’s group, the term of the organization’s existence and certain characteristics of the members of its group. The Funds reserve the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.

Class A shares may also be purchased at a reduced or zero sales charge by (i) clients of any Financial Intermediary that has entered into an agreement with the Distributor or the Funds pursuant to which a Fund is included as an investment option in programs involving fee-based compensation arrangements; (ii) clients of any Financial Intermediary that has entered into an agreement with the Distributor pursuant to which such Financial Intermediary offers Fund shares through self-directed investment brokerage accounts that do not charge transaction fees to its clients; and (iii) participants in certain retirement plans.

Waiver of CDSCs

CDSCs may be waived on redemptions in the following situations with the proper documentation:

1.	Death. CDSCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased’s spouse or (iii) the beneficiary of a Uniform Gifts to Minors Act (“UGMA”), Uniform Transfers to Minors Act (“UTMA”) or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased’s estate, the CDSC will be waived on any redemption from the estate account occurring within one year after the death. If Class C Shares are not redeemed within one year of the death, they will remain subject to the applicable CDSC when redeemed from the transferee’s account. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

2.	Disability. CDSCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Code. To be eligible for such waiver, (i) the disability must arise after the purchase of shares, (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability, and (iii) a letter must be produced from a physician signed under penalty of perjury stating the nature of the disability. If the account is transferred to a new registration and then a redemption is requested, the applicable CDSC will be charged.

3.	Death of a trustee. CDSCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase, and (iii) the trust document provides for dissolution of the trust upon the trustee’s death. If the account is transferred to a new registration (including that of a successor trustee), the applicable CDSC will be charged upon any subsequent redemption.

4.	Returns of excess contributions. CDSCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the Financial Intermediary agrees to return all or the agreed-upon portion of the commission received on the shares being redeemed.

5.	Qualified Retirement Plans. CDSCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement age (as stated in the document).

The CDSC also may be waived if the Financial Intermediary agrees to return all or an agreed-upon portion of the commission received on the sale of the shares being redeemed.

TAX MATTERS

Taxation of the Funds

The following summary of certain U.S. federal income tax consequences that may be relevant to shareholders reflects provisions of the Code, existing Treasury regulations, rulings published by the Internal Revenue Service (“IRS”), and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. There may be other tax considerations applicable to particular investors, such as insurance companies, financial institutions, tax-deferred retirement plans, broker-dealers and foreign shareholders (defined below). In addition, income earned through an investment in the Funds may be subject to state, local and foreign taxes. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of U.S. federal, state, local, foreign or other tax laws.

Each Fund intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code and intends each year to qualify and be eligible to be treated as such. In order to qualify for the special tax treatment accorded RICs and their shareholders, each Fund must, among other things: (i) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies and net income derived from interests in “qualified publicly traded partnerships” (as described below); (ii) diversify its holdings so that at the end of each fiscal quarter, (a) at least 50% of the value of its total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited, with respect to any one issuer, to no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses, or in the securities of one or more qualified publicly traded partnerships; and (iii) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt income for such year.

In general, for purposes of the 90% gross income requirement described in (i) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a qualified publicly traded partnership (generally, a partnership (a) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (b) that derives less than 90% of its income from the qualifying income described in (i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code Section 7704(c)(2). For purposes of (ii) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (ii) above, the identification of the issuer (or issuers) of a particular investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect a Fund’s ability to meet the diversification test in (ii) above.

To the extent that it qualifies for treatment as a RIC, a Fund will not be subject to federal income tax on income distributed to shareholders in a timely manner in the form of dividends (including Capital Gain Dividends, as defined below). A Fund’s intention to qualify for treatment as a RIC may negatively affect the Fund’s return to shareholders by limiting its ability to acquire or continue to hold positions that would otherwise be consistent with its investment strategy or by requiring it to engage in transactions it would otherwise not engage in, resulting in additional transaction costs. If a Fund were to fail to meet the income, diversification or distribution test described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions or disposing of certain assets. If a Fund were ineligible to or otherwise did not cure such failure for any year, or if a Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as dividend income. In addition, a Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment. Some portions of such distributions may be eligible for the dividends received deduction in the case of corporate shareholders and to be treated as qualified dividend income in the case of individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of a Fund’s shares. In addition, a Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment. Failure to qualify as a RIC would likely materially reduce the investment return to shareholders.

Each Fund intends to distribute substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any capital loss carryforwards) in a taxable year. If a Fund does retain any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If a Fund retains any net capital gain, it will also be subject to tax at regular corporate rates on the amount retained, but may designate the retained amount as undistributed capital gain in a notice to its shareholders who would then (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim such refunds on a properly filed U.S. federal tax return to the extent the credit exceeds such liabilities. If a Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. A Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

A nondeductible excise tax at the rate of 4% will be imposed on the excess, if any, of each Fund’s “required distribution” over its actual distributions in any calendar year. Generally, the required distribution is 98% of a Fund’s ordinary income for the calendar year plus 98.2% of its capital gain net income recognized during the one-year period ending on October 31st (or a later date, if a Fund is eligible to so elect and so elects), plus undistributed amounts from prior years. For these purposes, ordinary gains and losses from the sale, exchange, or other taxable disposition of property taken into account after October 31st (or a later date, if a Fund makes the election referred to above) are treated as arising on January 1st of the following calendar year. For purposes of the excise tax, a Fund will be treated as having distributed any amount for which it is subject to corporate income tax for the taxable year ending within the calendar year. Each Fund intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so. Each Fund may determine to pay the excise tax in a year to the extent it is deemed to be in the best interest of the Fund (e.g., if the excise tax is de minimis).

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income, and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31 (or a later date if a Fund makes the election referred to in the previous paragraph)) or late-year ordinary loss (generally, (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31(or a later date, if a Fund makes the election referred to above), plus (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against a Fund’s net investment income. Instead, potentially subject to certain limitations, a Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether a Fund retains or distributes such gains. A Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. A Fund must apply such carryforwards first against gains of the same character. A Fund’s available capital loss carryforwards, if any, will be set forth in its annual shareholder report for each fiscal year.

Taxation of Fund Distributions

For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long a Fund owned the investments that generated them, rather than how long a shareholder has owned his or her shares. In general, a Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any capital loss carryforwards) that are properly designated by a Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions from capital gains are generally made after applying any available capital loss carryovers. Dividends derived from “qualified dividend income” and properly reported as such by a Fund are taxed to individuals shareholders at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Funds do not expect a significant portion of distributions to be derived from qualified dividend income.

Dividends received by corporate shareholders may qualify for the 70% dividends-received deduction to the extent of the amount of qualifying dividends received by a Fund from domestic corporations and to the extent, if any, that a portion of interest paid or accrued on certain high yield discount obligations owned by the Fund is treated as a dividend. The Funds do not expect a significant portion of their distributions to be eligible for the corporate dividends-received deduction.

Any distribution of income that is attributable to (i) income received by a Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by a Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends received deduction for corporate shareholders.

Section 1411 of the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. The details of the implementation of this tax and of the calculation of net investment income, among other issues, are currently unclear and remain subject to future guidance. For these purposes, “net investment income” generally includes, among other things, (i) dividends, including Capital Gain Dividends, paid by a Fund, and (ii) any net gain recognized on the redemption or exchange of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in a Fund.

If a Fund makes a distribution in excess of its current and accumulated “earnings and profits” in any taxable year, the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares.

A distribution by a Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

For U.S. federal income tax purposes, all distributions are generally taxable in the manner described herein, whether a shareholder takes them in cash or reinvests them in additional shares of a Fund.

The determination of the character for U.S. federal income tax purposes of any distribution from a Fund (e.g., ordinary income dividends, Capital Gain Dividends) will be made as of the end of the Fund’s taxable year. Each Fund will provide shareholders with detailed federal tax information regarding distributions for each calendar year, early in the following calendar year.

Dividends and distributions on Fund shares are generally subject to federal income tax as described herein to the extent they do not exceed a Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when a Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when a Fund’s net asset value also reflects unrealized losses.

Redemption or Exchange of Shares

Shareholders who redeem or exchange their shares will generally recognize gain or loss in an amount equal to the difference between the amount received and the shareholder’s adjusted tax basis in the shares redeemed or exchanged. If the shares are held as a capital asset, any gain or loss realized upon a taxable disposition of the shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held by a shareholder for six months or less will be treated as long-term, rather than short-term, to the extent of Capital Gain Dividends received (or deemed received) by the shareholder with respect to the shares. For purposes of determining whether shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property, or through certain options or short sales. Any loss realized on a redemption or exchange of shares will be disallowed to the extent those shares are replaced by other substantially identical shares within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the shares (including through the reinvestment of distributions in Fund shares). In that event, the basis of the replacement shares will be adjusted to reflect the disallowed loss.

Foreign Taxes

Each Fund may be liable to foreign governments for taxes relating to income on or transactions in foreign securities in the Fund’s portfolio. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes. If at the close of its taxable year, more than 50% of the value of a Fund’s total assets consists of securities of foreign corporations (foreign governments are generally treated as foreign corporations for this purpose), a Fund is permitted to elect to allow shareholders who are U.S. citizens or U.S. corporations to claim a foreign tax credit or deduction (but not both) on their income tax returns for their pro rata portion of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund held for at least the minimum period specified in the Code. In such a case, shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by a Fund. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of foreign taxes paid by a Fund is subject to certain limitations imposed by the Code, which could result in the shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. Shareholders who do not itemize deductions on their U.S. federal income tax returns may claim a credit (but not a deduction) for such foreign taxes. Even if a Fund were eligible to make such an election for a given year, it may determine not to do so. Shareholders that are not subject to U.S. federal income tax, and those who invest in a Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.

Foreign Currency Transactions

Any transaction by a Fund in foreign currencies, foreign-currency denominated debt obligations or certain foreign currency options, futures contracts, or forward contracts (or similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Such ordinary income treatment may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net losses so created cannot be carried forward by a Fund to offset income or gains earned in subsequent taxable years.

Options, Futures and Other Derivative Instruments

In general, any option premiums received by a Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or a Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If an option written by a Fund is exercised and the Fund sells or delivers the underlying securities or other assets, the Fund generally will recognize capital gain or loss equal to (i) the sum of the strike price and the option premium received by the Fund minus (ii) the Fund’s basis in the underlying securities or other assets. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying securities or other assets. If securities or other assets are purchased by a Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received from its cost basis in the securities or other assets purchased. The gain or loss with respect to any termination of a Fund’s obligation under an option other than through the exercise of the option and related sale or delivery of the underlying securities or other assets generally will be short-term gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by a Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.

Certain covered call writing activities of a Fund may trigger the U.S. federal income tax straddle rules of Section 1092 of the Code, requiring that losses be deferred and holding periods be tolled on offsetting positions in options and stocks deemed to constitute substantially similar or related property. Thus, the straddle rules could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute qualified dividend income or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the 70% dividends received deduction, as the case may be.

The tax treatment of certain futures contracts entered into by a Fund as well as listed non-equity options written or purchased by a Fund on U.S. exchanges (including options on futures contracts, equity indices, and debt securities) will be governed by Section 1256 of the Code (“Section 1256 contracts”). Gains or losses on Section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, Section 1256 contracts held by a Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market,” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

In addition to the special rules described above in respect of futures and options transactions, a Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions, may be subject to uncertainty with respect to their tax treatment, and to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale, and short sale rules). These rules may affect whether gains and losses recognized by a Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to shareholders.

Because the tax treatment and the tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules or treatment (which determination or guidance could be retroactive) may affect whether a Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Fund-level tax.

Certain of a Fund’s investments in derivatives and foreign currency-denominated instruments, and any of a Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and its taxable income. If such a difference arises, and a Fund’s book income is less than its taxable income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if a Fund’s book income exceeds its taxable income (including realized capital gains), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.

Securities Issued or Purchased at a Discount

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in a Fund’s taxable income (and required to be distributed by the Fund) over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. In addition, payment-in-kind securities will give rise to income which is required to be distributed and is taxable even though a Fund holding the security receives no interest payment in cash on the security during the year.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). Each Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which OID or acquisition discount accrues, and thus is included in a Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Increases in the principal amount of an inflation indexed bond will be treated as OID. Decreases in the principal amount of an inflation indexed bond will reduce the amount of interest from the debt instrument that would otherwise be includible in income by a Fund.

If a Fund holds the foregoing kinds of debt instruments, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of a Fund or, if necessary, by liquidation of portfolio securities including at a time when it may not be advantageous to do so. A Fund may realize gains or losses from such liquidations. In the event a Fund realizes net short-term capital gains or net capital gains from such transactions, its shareholders may receive a dividend taxed at ordinary income tax rates, or a larger Capital Gain Dividend than they would in the absence of such transactions.

A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends received deduction to the extent attributable to the deemed dividend portion of such OID.

Securities Purchased at a Premium

Very generally, where a Fund purchases a bond at a price that exceeds the redemption price at maturity – that is, at a premium — the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if a Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require a Fund to reduce its tax basis by the amount of amortized premium.

At-Risk or Defaulted Securities

Investments in debt obligations that are at risk of or in default present special tax issues for a Fund. Tax rules are not entirely clear about issues such as whether or to what extent a Fund should recognize market discount on a debt obligation; when a Fund may cease to accrue interest, OID or market discount; when and to what extent a Fund may take deductions for bad debts or worthless securities; and how a Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by a Fund when, as, and if it invests in such securities in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and avoid becoming subject to U.S. federal income or excise tax.

Passive Foreign Investment Companies

Each Fund may own shares in certain foreign investment entities, referred to as “passive foreign investment companies” (“PFICs”). In order to avoid U.S. federal income tax on distributions received from a PFIC, and an additional charge on a portion of any “excess distribution” from such PFICs or gain from the disposition of such shares, a Fund may elect to mark the gains (and to a limited extent the losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. If the PFIC provides a Fund with certain information, the Fund may alternatively elect to treat the PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. The mark-to-market and QEF elections may accelerate the recognition of income (without the receipt of cash) and require a Fund to sell securities it would have otherwise continued to hold (including when it is not advantageous to do so) in order to make distributions to shareholders to avoid any Fund-level tax. Dividends paid by PFICs generally will not qualify for treatment as qualified dividend income. Because it is not always possible to identify a foreign corporation as a PFIC, a Fund may incur the tax and interest charges described above in some instances.

Real Estate Investment Trusts

Any investment by a Fund in equity securities of real estate investment trusts qualifying as such under Subchapter M of the Code (“REITs”) may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if a Fund distributes such amounts, such distributions could constitute a return of capital to shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Income from REIT securities generally will not be eligible for treatment as qualified dividend income.

REMICs

Each Fund may invest directly or indirectly in residual interests in real estate mortgage investment conduits (“REMICs”) or equity interests in taxable mortgage pools (“TMPs”). It is likely that a portion of a Fund’s income (including income allocated to the Fund from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events, and that such income will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly.

In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities subject to tax on UBTI and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.

Charitable remainder trusts and other tax-exempt shareholders are urged to consult their tax advisers concerning the consequences of investing in a Fund.

Backup Withholding

Backup withholding is generally required with respect to taxable distributions paid to any individual shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he or she is not subject to such withholding. The backup withholding rate is 28%. Amounts withheld as a result of backup withholding are remitted to the U.S. Treasury but do not constitute an additional tax imposed on the shareholder; such amounts may be claimed as a credit on the shareholder’s U.S. federal income tax return, provided the appropriate information is furnished to the IRS.

Foreign Shareholders

Dividends properly reported as Capital Gain Dividends are generally not subject to withholding of federal income tax. In general, dividends (other than Capital Gain Dividends) paid by a Fund to a shareholder that is not a “U.S. person” within the meaning of the Code (a “foreign shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a foreign shareholder directly, would not be subject to withholding. However, for taxable years beginning before January 1, 2014, a RIC is not required to withhold any amounts (i) with respect to distributions of U.S.-source interest income that would not be subject to U.S. federal income tax if earned directly by an individual foreign shareholder, and (ii) with respect to distributions of net short-term capital gains in excess of net long-term capital losses, in each case to the extent the RIC properly reports such distributions to its shareholders. It is currently unclear whether Congress will extend this exemption from withholding for interest-related and short-term capital gain dividends for distributions with respect to taxable years of a RIC beginning on or after January 1, 2014, or what the terms of such an extension would be.

In the case of RIC shares held through an intermediary, the intermediary may withhold even if the RIC reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.

Under U.S. federal tax law, a foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of a Fund or on Capital Gain Dividends unless (i) such gain or Capital Gain Dividend is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder’s sale of shares of a Fund or to the Capital Gain Dividend the foreign shareholder received (see below).

Foreign shareholders with respect to whom income from a Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. Any effectively-connected dividends received by a foreign shareholder will generally be exempt from the 30% U.S. federal withholding tax, provided the shareholder satisfies applicable certification requirements. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisers.

Very generally, special tax rules apply if a Fund holds or, but for the operation of certain exceptions would be treated as holding, USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the Fund’s USPRIs, interests in real property located outside the United States, and other assets used or held for use in a trade or business. Such rules could result in U.S. tax withholding from certain distributions to a foreign shareholder. Furthermore, the foreign shareholder may be required to file a U.S. tax return and pay tax on such distributions—and, in certain cases, gain realized on sale of Fund shares—at regular U.S. federal income tax rates. The Funds do not expect to invest in, or to be treated as holding but for the exceptions noted above, a significant percentage of USRPIs, so these special tax rules are not likely to apply.

In order to qualify for any exemptions from withholding described above, a foreign shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute form). Foreign shareholders should contact their tax advisers in this regard. Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.

Other Reporting and Withholding Requirements

The Foreign Account Tax Compliance Act (“FATCA”) generally requires each Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA. If a shareholder fails to provide this information or otherwise fails to comply with FATCA, a Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on dividends, including Capital Gain Dividends, and the proceeds of the redemption or exchange of Fund shares. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., Capital Gain Dividends and short-term capital gain and interest-related dividends), beginning as early as January 1, 2014.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

Other Tax Matters

Under Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Special tax rules apply to investments though defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares as an investment through such plans and the precise effect of an investment on their particular tax situation.

The foregoing discussion relates solely to U.S. federal income tax laws. Dividends and distributions also may be subject to state and local taxes. Shareholders are urged to consult their tax advisers regarding specific questions as to federal, state, local, and, where applicable, foreign taxes. Foreign investors should consult their tax advisers concerning the tax consequences of ownership of shares.

The foregoing is a general and abbreviated summary of the applicable provisions of the Code and related regulations currently in effect. For the complete provisions, reference should be made to the pertinent Code sections and regulations. The Code and regulations are subject to change by legislative or administrative actions, possibly with retroactive effect.

FINANCIAL STATEMENTS

As of the date of this SAI, the Funds have not yet completed their first semi-annual fiscal period and financial statements, including financial highlights, are not yet available. The Funds will file financial statements after they complete their first semi-annual period end.

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Each Fund’s investments may range in quality from securities or instruments rated in the lowest category to securities or instruments rated in the highest category (as rated by Moody’s, S&P, or Fitch or, if unrated, judged by the Manager or the Sub-Adviser to be of comparable quality). The percentage of a Fund’s assets invested in securities or instruments in a particular rating category will vary. The following terms are generally used to describe the credit quality of debt securities or instruments:

High Quality Debt Securities or Instruments are those rated in one of the two highest rating categories (the highest category for commercial paper) or, if unrated, deemed comparable by the Manager or the Sub-Adviser.

Investment Grade Debt Securities or Instruments are those rated in one of the four highest rating categories or, if unrated, deemed comparable by the Manager or the Sub-Adviser.

Below Investment Grade, High Yield Securities or Instruments or (“Junk Bonds”) are those rated below investment-grade by at least one credit rating agency (below Baa3 by Moody’s, or below BBB- by one of either S&P or Fitch) and comparable securities. They are deemed predominantly speculative with respect to the issuer’s ability to repay principal and interest.

Following is a description of Moody’s, S&P’s, or Fitch’s rating categories applicable to debt securities.

Moody’s Investors Service, Inc.

Corporate and Municipal Bond Ratings

Aaa	Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A	Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa	Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.

Ba	Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B	Obligations rated B are considered speculative and are subject to high credit risk.

Caa	Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C	Obligations rated C are the lowest rated class and are typically in default, with little prospect for recovery of principal or interest.

Moody’s applies numerical modifiers, 1, 2, and 3, in each generic rating classified from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Corporate Short-Term Debt Ratings

Moody’s short-term debt ratings are opinions of the ability of issuers to honor short-term financial obligations. These obligations have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody’s employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

PRIME-1: Issuers (or supporting institutions) rated “Prime-1” have a superior ability to repay short-term debt obligations.

PRIME-2: Issuers (or supporting institutions) rated “Prime-2” have a strong ability to repay short-term debt obligations.

PRIME-3: Issuers (or supporting institutions) rated “Prime-3” have an acceptable ability to repay short-term obligations. Issuers (or supporting institutions) rated “Not Prime” do not fall within any of the Prime rating categories.

NOT PRIME: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Standard & Poor’s

Issue Credit Rating Definitions

A Standard & Poor’s issue credit rating is a forward-looking opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Issue credit ratings are based, in varying degrees, on the following considerations: likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

Long-Term Issue Credit Ratings

Investment Grade

AAA: An obligation rated AAA has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated AA differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Speculative Grade

Obligations rated BB, B, CCC, CC, and C are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated CC is currently highly vulnerable to nonpayment.

C: A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

D: An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to ‘D’ upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

Plus (+) or Minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Short-Term Issue Rating Definitions

A Standard & Poor’s commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from A for the highest quality obligations to D for the lowest. These categories are as follows:

A-1: A short-term obligation rated A-1 is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated B is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

C: A short-term obligation rated C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Fitch, Inc.

A brief description of the applicable Fitch ratings symbols and meanings (as published by Fitch) follows:

Long-Term Credit Ratings

Investment Grade

AAA: Highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality. “AA” ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality. “A” ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB: Good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade

BB: Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B: Highly speculative. ‘B’ ratings indicate that material credit risk is present.

CCC: Substantial credit risk. ‘CCC’ ratings indicate that substantial credit risk is present.

CC: Very high levels of credit risk. ‘CC’ ratings indicate very high levels of credit risk.

C: Exceptionally high levels of credit risk. ‘C’ indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned ‘D’ ratings, but are instead rated in the ‘B’ to ‘C’ rating categories, depending upon their recovery prospects and other relevant characteristics. This approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Short-Term Credit Ratings

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1: Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2: Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3: Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High short-term default risk. Default is a real possibility.

D: Default. Indicates the default of a short-term obligation.

“+” or “–” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” long-term rating category, to categories below “B,” or to short-term ratings other than “F1.”

Withdrawn: The rating has been withdrawn and the issue or issuer is no longer rated by Fitch.

Rating Watch: Rating Watches indicate that there is a heightened probability of a rating change and the likely direction of such a change. These are designated as “Positive”, indicating a potential upgrade, “Negative”, for a potential downgrade, or “Evolving”, if ratings may be raised, lowered or affirmed. However, ratings that are not on Rating Watch can be raised or lowered without being placed on Rating Watch first, if circumstances warrant such an action.

Rating Outlooks indicate the direction a rating is likely to move over a one- to two-year period. They reflect financial or other trends that have not yet reached the level that would trigger a rating action, but which may do so if such trends continue. The majority of Outlooks are generally Stable, which is consistent with the historical migration experience of ratings over a one- to two-year period. Positive or Negative rating Outlooks do not imply that a rating change is inevitable and, similarly, ratings with Stable Outlooks can be raised or lowered without a prior revision to the Outlook, if circumstances warrant such an action. Occasionally, where the fundamental trend has strong, conflicting elements of both positive and negative, the Rating Outlook may be described as Evolving.

APPENDIX B.

PROXY VOTING POLICY

I.	Introduction

As an investment adviser, Babson Capital has a fiduciary duty to vote proxies on behalf of their advisory clients (“Clients”). Rule 206(4)-6 of the Investment Advisers Act of 1940 requires that Babson Capital adopt and implement written policies and procedures that are reasonably designed to ensure that proxies are voted in the best interest of its Clients. The policies and procedures must:

•	Describe how Babson Capital addresses material conflicts that may arise between Babson Capital’s interests and those of its Clients;

•	Disclose to Clients how they may obtain information regarding how Babson Capital voted with respect to their securities; and

•	Describe to Clients Babson Capital’s Proxy policies and procedures and, upon request, furnish a copy of the policies and procedures.

II.	Policy Statement

The purpose of this Proxy Voting Policy (“Policy”) is to establish the manner in which Babson Capital will fulfill its proxy voting responsibilities and comply with applicable regulatory requirements. Babson Capital understands that voting proxies is part of its investment advisory responsibilities and believes that as a general principle proxies should be acted upon (voted or abstained) solely in the best interests of its Clients (i.e., in a manner that is most likely to enhance the economic value of the underlying securities held in Client accounts).

No Babson Capital associate (“Associate”), officer, board of managers/directors of Babson Capital or its affiliates (other than those assigned such responsibilities under the Policy) can influence how Babson Capital votes proxies, unless such person has been requested to provide assistance by an authorized investment person or designee (“Proxy Analyst”) or Trading Practices Committee member and has disclosed any known Material Conflict, as discussed in the Procedures.

III.	Procedure

Standard Proxy Procedures

Babson Capital engages a proxy voting service provider (“Service Provider”) responsible for processing and maintaining records of proxy votes. In addition, the Service Provider will retain the services of an independent third party research provider (“Research Provider”) to provide research and recommendations on proxies. Babson Capital’s policy is generally to vote proxies in accordance with the recommendations of the Research Provider. In circumstances where the Research Provider has not provided recommendations with respect to a proxy, Babson Capital will vote in accordance with the Research Provider’s proxy voting guidelines (“Guidelines”). Guidelines may be amended periodically and are accessible on the Compliance Department’s home page of Babson Capital’s intranet site. In circumstances where the Research Provider has not provided a recommendation nor has contemplated an issue within its Guidelines, the proxy will be analyzed on a case-by-case basis.

Babson Capital recognizes that there may be times when it is in the best interests of Clients to vote proxies, (i) against the Research Provider’s recommendations; or (ii) in instances where the Research Provider has not provided a recommendation, vote against the Guidelines. Babson Capital can vote, in whole or part, against the Research Provider’s recommendations or Guidelines as it deems appropriate. Procedures are designed to ensure that votes against the Research Provider’s recommendations or Guidelines are made in the best interests of Clients and are not the result of any material conflict of interest (“Material Conflict”). For purposes of this Policy, a Material Conflict is defined as any position, relationship or interest, financial or otherwise, of Babson Capital or Associate that could reasonably be expected to affect the independence or judgment concerning proxy voting.

Other Considerations

There could be circumstances where Babson Capital is unable or determines not to vote a proxy on behalf of its Clients. The following is a non-inclusive list of examples whereby Babson Capital may decide not to vote proxies on behalf of its Clients:

•	The cost of voting a proxy for a foreign security outweighs the expected benefit to the client, so long as refraining from voting does not materially harm the client;

•	Babson Capital is not given enough time to process the vote (i.e. receives a meeting notice and proxy from the issuer too late to permit voting);

•	Babson Capital may hold shares on a company’s record date, but sells them prior to the company’s meeting date;

•	Babson Capital has outstanding sell orders on a particular security and the decision to refrain from voting may be made in order to facilitate such sale; or

•	The underlying securities have been lent out pursuant to a security lending program.

Administration of Proxy Voting

Babson Capital has designated Proxy Administrators to ensure the responsibilities set forth in this Policy are satisfied.

Handling of Proxies

Proxy statements and cards are typically routed directly to Babson Capital’s proxy voting Service Provider. In the event that an Associate receives a proxy statement or card, the Associate should immediately forward to a Proxy Administrator who will record receipt of the proxy, route the materials for review, maintain a record of all action taken and post votes.

Voting of Proxies

Typically, Babson Capital will vote all Client proxies for which it has proxy voting discretion, where no material conflict exists, in accordance with the Research Provider’s recommendation or Guidelines, unless (i) Babson Capital is unable or determines not to vote a proxy in accordance with the Policy, or (ii) a Proxy Analyst determines that it is in the Clients’ best interests to vote against the Research Provider’s recommendation or Guidelines. In such events a Proxy Analyst believes a proxy should be voted against the Research Provider’s recommendations or Guidelines, the Proxy Administrator will vote the proxy in accordance with the Proxy Analyst’s recommendation so long as (i) no other Proxy Analyst disagrees with such recommendation, and (ii) no known Material Conflict is identified by the Proxy Analyst(s) or a Proxy Administrator. If a Material Conflict is identified by a Proxy Analyst or Proxy Administrator, the proxy will be submitted to the Trading Practices Committee to determine how the proxy is to be voted in order to achieve the Clients’ best interests.

Pre-vote communications are prohibited. In the event that a pre-vote communication occurs, it should be reported to the Trading Practices Committee, Babson Capital’s CCO and/or General Counsel prior to voting. Any questions or concerns regarding proxy-solicitor arrangements should be addressed to Babson Capital’s CCO and/or General Counsel.

Oversight

Babson Capital’s Trading Practices Committee is responsible for (i) at least annually, reviewing and recommending changes as needed to the Policy including but not limited to how proxies are processed, to ensure that the Policy serves its intended purpose, (ii) approving proxy voting forms as needed, and (iii) providing for the disclosures required by the Books and Records Retained section below.

New Account Procedures

Investment management agreements generally delegate the authority to Babson Capital to vote proxies in accordance with its Policy. In the event that an investment management agreement is silent on proxy voting, Babson Capital should obtain written instructions from the Client as to their voting preference. However, when the Client does not provide written instructions as to their voting preference, Babson Capital will assume proxy voting responsibilities. In the event that a Client makes a written request regarding proxy voting, Babson Capital will vote as instructed.

Required Disclosures and Client Request for Information

Babson Capital will include a summary of this Policy in its Form ADV Part 2A, as well as instructions as to how a Client may request a copy of this Policy and/or a record of how Babson Capital voted the Client’s proxies. Requests will be directed to a Proxy Administrator, who will provide the information to the appropriate client service representative in order to respond to the Client in a timely manner.

IV.	Conflict Resolution and Escalation Process

Associates should immediately report any issues they believe are a potential or actual breach of this Policy to their relevant business unit management and to the Chief Compliance Officer or the Compliance Subject Matter Expert identified in this Policy. The Chief Compliance Officer or designee will review the matter and determine whether the issue is an actual breach and whether to grant an exception and/or the appropriate course of action. When making such determination, the Chief Compliance Officer may, as part of his/her review, discuss the matter with relevant business unit management, members of the Senior Management Team, governance committees or other parties (i.e. legal counsel, auditor, etc).

The Compliance Department can grant exceptions to any provision of this Policy so long as such exceptions are consistent with the purpose of the Policy and applicable law, are documented and such documentation is retained for the required retention period. Any questions regarding the applicability of this Policy should be directed to the identified Compliance Subject Matter Expert or the Chief Compliance Officer.

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